04045935

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME African Bank Investments Ltd

*CURRENT ADDRESS 59 16th Road
Midrand, 1685
Private Bag X170

**FORMER NAME

PROCESSED
NOV 09 2004
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34828 FISCAL YEAR 9-30-3

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [illegible]
DATE: 11-1-04

AFRICAN BANK

African Bank Investments Limited

ANNUAL REPORT 2003



The African Bank experience



Annual report 2003

www.abil.co.za

Flip cover	JSE statistics, five-year history and financial highlights
i	Features
ii	Mission and values
iii	Focus and strategy
iv	Group structure
v	Profile
vi	History of African Bank
viii	Key objectives – 2004
ix	Performance against key objectives – 2003
xii	Social pact
3	Letter to stakeholders
14	Shareholders' diary
16	Twelve-month review in international currencies
19	Management discussion
37	Divisional reports
44	Corporate governance
54	Remuneration report
58	Risk review
68	Sustainability report
88	Annual financial statements – Content
132	Board charter
136	Notice of annual general meeting (English)
142	Notice of annual general meeting (Zulu)
149, 151	Proxy forms
153	Members of the ABIL board
157	Corporate information and registered address

JSE statistics

As at 30 September	2003	2002	2001	2000	1999
TRADED PRICE (CENTS PER SHARE)					
Close	**725**	525	779	650	965
High	**770**	950	965	1 620	2 460
Low	**520**	480	460	565	965
Market capitalisation (Rm)	**3 604,4**	2 610,1	4 006,4	4 048,1	5 308,6
Value of shares traded (Rm)	**2 804,3**	3 109,2	4 274,7	4 544,4	3 212,1
Value traded as % of market capitalisation (%)	**77,8**	119,1	106,7	112,3	60,5
Volume of shares traded (000)	**455 009**	449 135	542 688	397 509	173 784
Volume traded as % of average number in issue (%)	**93,9**	91,9	92,5	67,5	31,6
PE ratio	**6,5**	4,1	6,3	5,8	15,5
Dividend yield	**5,9**	5,1	1,3		
Earnings yield	**15,5**	24,2	15,9	17,4	6,5
Year-end market price/NAV	**1,2**	1,1	1,9	1,6	4,5
Average number of shares in issue (000)	**484 398**	488 939	586 473	589 030	550 114
Net asset value (NAV)	**588,1**	497,1	407,0	410,4	215,7

Three-year share price performance



1 000
900
800
700
600
500
400
300
1/10/00
1/12/00
1/2/01
1/4/01
1/6/01
1/8/01
1/10/01
1/12/01
1/2/02
1/4/02
1/6/02
1/8/02
1/10/02
1/12/02
1/2/03
1/4/03
1/6/03
1/8/03
1/10/03

Year-end market price to NAV
(Times)



2,5
2,0
1,5
1,0
0,5
0
1,6
1,9
1,1
1,2
2000
2001
2002
2003

Headline earnings per share
(Cents)



160
140
120
100
80
60
40
20
0
96,7
121,9
128,4
104,4
140,4
1999
2000
2001
2002
2003

Net asset value per share
(Cents)



700
600
500
400
300
200
100
0
215,7
410,4
407,0
497,1
588,1
1999
2000*
2001*
2002
2003

** Influenced by a share issue and a share buyback*



Photographs by Dr Peter Magubane

Dr Peter Magubane is an internationally acclaimed photographer who has published a dozen books on the people and events of South Africa. His work appears in magazines and other printed media all over the world, and he has won numerous awards and recognitions.

He embarked upon his long and distinguished photographic career in 1954, when he joined the South African magazine Drum. In the early 60s he exhibited his work in London and Germany. From 1966 he worked for the Rand Daily Mail covering the political events of the day. In 1980 he received a scholarship from the Ford Foundation to study documentary film making in the United States. In the 80s and 90s he worked in New York for Time magazine and is currently at its Johannesburg office.

Five-year history

	Four-year compound growth %	2003	2002	2001	2000	1999
		12 months to 30 September (audited) R000				
GROUP INCOME STATEMENTS						
Interest income on advances	14,3	**2 295 519**	2 005 388	1 731 875	1 778 568	1 342 780
Net assurance income	1,8	**246 804**	259 811	225 711	346 637	230 152
Non-interest income	10,9	**323 407**	299 580	234 036	252 349	213 859
Total revenue	12,5	**2 865 730**	2 564 779	2 191 622	2 377 554	1 786 791
Charge for bad and doubtful advances	10,3	**(444 935)**	(553 228)	(6 063)	(289 479)	(300 858)
Risk adjusted revenue	13,0	**2 420 795**	2 011 551	2 185 559	2 088 075	1 485 933
Other interest income	(1,6)	**143 131**	82 827	123 185	74 202	152 638
Interest expense	0,8	**(463 685)**	(389 181)	(331 464)	(440 514)	(449 646)
Operating costs	26,7	**(1 036 241)**	(938 367)	(844 287)	(634 360)	(402 228)
Net income from operations	7,8	**1 064 000**	766 830	1 132 993	1 087 403	786 697
Share of associate companies' retained income	(31,9)	**1 529**	6 778	3 614	16 147	7 121
Net income before taxation	7,6	**1 065 529**	773 608	1 136 607	1 103 550	793 818
Direct and indirect taxation	12,4	**(399 018)**	(265 977)	(373 692)	(343 909)	(249 909)
Net income after taxation	5,2	**666 511**	507 631	762 915	759 641	543 909
Minority interest	(20,6)	**(6 609)**	(8 765)	(13 074)	(36 457)	(16 649)
Net income attributable to ordinary shareholders	5,8	**659 902**	498 866	749 841	723 184	527 260

	Four-year compound growth %	2003	2002	2001	2000	1999
		30 September (audited) R000				
GROUP BALANCE SHEETS						
Assets						
Net advances	7,0	**4 399 746**	4 900 199	4 220 207	3 979 766	3 357 219
Gross advances	14,5	**6 314 097**	7 166 640	4 668 631	4 632 771	3 671 791
Provisions	57,1	**(1 914 351)**	(2 266 441)	(448 424)	(653 005)	(314 572)
Short-term deposits, cash and liquid assets	20,2	**1 628 036**	1 257 211	600 108	1 483 963	779 573
Other assets	2,2	**450 360**	866 488	530 603	308 583	413 323
Total assets	9,2	**6 478 142**	7 023 898	5 350 918	5 772 312	4 550 115
Liabilities						
Structured loans and debentures	5,8	**2 251 180**	2 269 313	929 858	1 282 167	1 793 282
Liabilities to depositors	17,9	**884 485**	690 332	1 305 815	642 688	457 990
Other liabilities	(10,8)	**359 481**	1 388 066	820 780	720 614	567 774
Total liabilities	5,5	**3 495 146**	4 347 711	3 056 453	2 645 469	2 819 046
Capital and reserves						
Ordinary shareholders' funds	23,8	**2 788 751**	2 433 522	2 052 224	2 555 851	1 186 508
Outside shareholders' funds	(41,4)	**4 541**	55 990	58 774	64 651	38 442
Secondary capital	(21,8)	**189 704**	186 675	183 467	506 341	506 119
Total capital and reserves	14,6	**2 982 996**	2 676 187	2 294 465	3 126 843	1 731 069
Total liabilities and equity	9,2	**6 478 142**	7 023 898	5 350 918	5 772 312	4 550 115

Financial highlights

Five-year history

		2003	2002	2001	2000	1999
KEY SHAREHOLDER RATIOS						
Headline earnings	R000	**680 059**	510 642	753 065	718 041	532 176
Headline earnings per share	cents	**140,4**	104,4	128,4	121,9	96,7
Attributable earnings	R000	**659 902**	498 866	749 841	723 184	527 260
Attributable earnings per share	cents	**136,2**	102,0	127,9	122,8	95,9
Number of shares in issue (net of treasury shares)	000	**474 210**	489 567	504 193	622 784	550 114
Weighted average number of shares	000	**484 398**	488 939	586 473	589 030	550 114
Net asset value per share	cents	**588,1**	497,1	407,0	410,4	215,7
Dividend per share						
Interim – paid	cents	**25**	12	10	–	–
Final – declared	cents	**31**	18	15	–	–
Total ordinary dividends	cents	**56**	30	25	–	–
Special dividend	cents	**100**	–	–	–	–
Total dividends	cents	**156**	30	25	–	–
Dividend cover (ordinary dividends only)	times	**2,5**	3,5	5,1	–	–
PERFORMANCE RATIOS (PER RoE MODEL)						
Gross income yield on average advances	%	**52,9**	49,0	48,2	52,8	58,4
Bad debt expense to average advances	%	**(8,2)**	(10,6)	(0,1)	(6,9)	(9,8)
Risk-adjusted yield	%	**44,7**	38,4	48,1	45,9	48,6
Cost-to-income ratio	%	**36,2**	36,6	38,5	26,4	22,5
Return on assets	%	**10,6**	8,9	13,9	14,9	14,5
Return on equity	%	**25,9**	23,2	31,6	40,4	55,1
Effective tax rate (including indirect taxes)	%	**37,4**	34,4	32,9	31,2	31,5
ASSET AND CREDIT QUALITY RATIOS						
Gross advances	R000	**6 314 097**	7 166 640	4 668 631	4 632 771	3 671 791
Lending books		**4 137 734**	3 678 355	3 147 401	2 296 859	1 844 880
Pay down books		**2 176 363**	3 488 285	1 521 230	2 335 912	1 826 911
Average gross interest-bearing advances		**5 414 818**	5 237 697	4 551 621	4 540 443	3 061 797
Total NPLs		**2 625 275**	2 989 662	969 995	–	–
Total provisions (including insurance reserves)	R000	**1 961 016**	2 375 905	576 978	822 860	412 490
NPLs to gross advances	%	**41,6**	41,7	20,8	–	–
Total provisions as a % of gross advances	%	**31,1**	33,2	12,4	17,7	11,2
NPL coverage	%	**74,7**	79,5	59,5	–	–
Bad debt write-offs to average gross advances	%	**13,1**	12,2	6,1	5,7	4,0
CAPITAL AND GEARING						
African Bank capital adequacy		**40,8**	34,0	33,1	50,3	40,4
Tier 1		**38,4**	31,3	25,0	38,4	20,2
Tier 2		**2,4**	2,7	8,1	11,9	20,2
ABIL group capital adequacy		**44,5**	38,1	39,5	45,4	26,9
Average cost of funds		**14,5**	13,5	13,3	15,8	18,6

Features

- Headline earnings per share of 140,4 cents
- Sales increased by 15,4% to R3,5 billion
- Bad debt expense to advances down from 10,6% to 8,2%
- NPLs down by R364 million
- Cost-to-income ratio at 36,2% from 36,6%
- Total ordinary dividends up 86,7% to 56 cents
- Special dividend of 100 cents
- Credit rating upgraded to zaA1 (short-term), zaA- (long-term)
- R1 billion ABL2 bond issued by African Bank
- RoA of 10,6%
- RoE of 25,9%
- R1,1 billion in available cash reserves

Return on equity
(%)


35
30
25
20
15
10
5
0
31,6
23,2
25,9
30,4
2001
2002
2003
Pro forma*
Return on equity
Target

*Adjusted for special dividend

Dividends per share
(Cents)


120
100
80
60
40
20
0
25
30
56
100
2001
2002
2003
DPS
Special DPS

Return on assets
(%)


16
14
12
10
8
6
4
2
0
13,9
8,9
10,6
10,8
2001
2002
2003
Pro forma*
Return on assets
Target

*Adjusted for special dividend

Mission and values

Mission

Our mission is to create choice, opportunity and growth through the provision of credit.

Values

The four pillars on which our business is built:

- Access to hassle-free and responsible credit;
- Belief in the individual;
- Personal growth; and
- Peace of mind.

Focus and strategy

The focus of the group is to underwrite largely unsecured credit risk through the provision of personal loans to the formally employed emerging market and tailored credit solutions to small, medium and micro enterprises (SMMEs). Its profitability and sustainability is dependent on its ability to underwrite this risk and efficiently manage the collections process.

The model is reinforced through a strong capital base, high positive cash flow generation, a conservative approach to funding and liquidity and strong risk management processes.

Key elements to the strategy may be summarised as follows:

- A single-minded focus on the niche markets and products that it has a core competence and a market leading position in.
- Servicing client needs through direct interaction with clients and fast turnaround.
- Investment into innovation of new products and channels in our niche.
- Pricing for risk discovery and a conservative approach to loan sizes and term.
- Strong investment into credit risk management and collection techniques.
- Focus on RoA and RoE.
- Conservative and early provisioning methodology.
- Low risk appetite for liquidity or interest rate risk (positive liquidity gap maintained and interest rate risk neutralised).

Group structure


AFRICAN BANK INVESTMENTS LIMITED
Local investors 68,6%
Foreign investors 27,0%
Directors and management 4,4%
Ashley Mabogoane Non-executive Chairman
Gordon Schachat Executive Deputy Chairman
Leon Kirkinis CEO
African Bank Retail Tami Sokutu
Specialised Lending Johan de Ridder
Collections Angus Herselman
Finance, Risk, Treasury and Investor Relations Dave Woollam
Innovation Toni Fourie

Profile

African Bank Investments Limited ("ABIL"), is a publicly quoted, bank-controlling company listed on the JSE Securities Exchange South Africa ("the JSE").

Operationally, ABIL is structured into four major business units:

AFRICAN BANK RETAIL

African Bank Retail comprises the lending operations under the African Bank brand, as well as the insurance underwriting activities of Stangen, the Standard Bank joint venture and the performing portion of the Saambou Personal Loan Book ("Saambou PLB") acquired in 2002.

COLLECTIONS DIVISION

The Collections division is responsible for managing the collection and rehabilitation of clients in arrears from the call centre phase to the legal collections of loans in default. It also manages the collections on the written-off books. This unit currently manages all the non-performing loans for African Bank Retail and the remainder of the Saambou PLB.

SPECIALISED LENDING

Specialised Lending comprises unique credit models and distribution channels that are optimised through semi-autonomous businesses and management teams. This unit is also the incubator for new credit models implemented by the group.

While these activities were previously carried out in separate subsidiaries of Theta Investments, they were dependent on African Bank for funding. For purposes of capital and cost efficiencies these businesses have largely been divisionalised into African Bank with the emphasis on their uniqueness being achieved through individual branding and management structures.

BUSINESS INNOVATION AND OPTIMISATION

The business innovation and optimisation unit has four clear focus areas: Strategy, Innovation – aimed at the development of new markets, products and channels and identification of new business models and opportunities, Optimisation and Transformation towards a client-centered business culture.

History of African Bank

Prior to 1998, African Bank operated for 24 years as a small commercial bank with its roots in, and concentrating on, the historically disadvantaged market.

Subsequent to its acquisition by the JSE-listed Theta Group in 1998, African Bank was merged with King Finance Corporation ("King"), Alternative Finance ("Altfin") and Unity Financial Services ("Unity"), three loan finance companies owned by the Theta Group.

Non-core assets and business activities of the former African Bank were disposed of, and only the business activities relevant and complementary to the core business of King, Altfin and Unity, were retained to form the new African Bank. African Bank's original retail deposit taking and transaction banking activities were phased out.

In December 1999, Theta Group Limited changed its name to African Bank Investments Limited. In August 2002, African Bank acquired the R2,8 billion Saambou Personal Loans Book for R1 billion. The integration of this book into African Bank and the restructuring of Theta Investments commenced in September 2002, cementing ABIL's position as the market leader in the provision of unsecured credit with 1,4 million clients.

1994

Formation of investment trust with Hollard Holdings.

1995

Baobab Solid Growth Limited formed through a transmuted listing into Broadacres Investments Limited and listing transferred to Investment Trust sector.

1996

Financial services entered through the acquisitions of minority stakes in Theta Securities and King.

1997

Acquired controlling interest in Altfin, King and Unity. Divested of information technology interests through the listing of Mustek Group.

Directed the group's focus to financial services. Acquisition of balance of shares in Theta Securities. Name changed to reflect financial services focus from Baobab Solid Growth to Theta Limited.

1998

Acquisition of 100% of African Bank Limited enabling Theta Group Limited to become a bank-controlling company.

Acquisition of the minorities of Altfin, King and Unity, to form the core of African Bank Limited.

Acquisition of the Boland book for R1,7 billion.

1999

Divisionalisation of Altfin, King and Unity into African Bank to form one operating unit.

Name changed from Theta Group Limited to African Bank Investments Limited ("ABIL") enabling the transition to a brand-driven company, aligned to its market and the African Bank brand.

Acquisition of The Standard General Insurance Company Limited (Stangen) and reversal of captive cells into Stangen.

2000

Acquisition of minorities of Nisela Growth to form the core of the Theta Investments group of companies.

2001

R1,1 billion share buyback undertaken.

Formation of the African Bank Foundation.

R1 billion of ABL1 bonds issued.

2002

Acquisition of the R2,8 billion Saambou Personal Loans Book.

R425 million IFC facility approved.

2003

Credit rating upgraded to A1 (short-term) and A- (long-term).

R124 million share buyback undertaken.

R1 billion of ABL2 bonds issued.

Special dividend of 100 cents declared.

Key objectives - 2004

The major focus for 2004 will be in areas that will improve the client-centricity of the organisation as well as provide the foundation for longer-term growth. These include:

- continued refining of credit underwriting with specific emphasis on the further development of behavioural scorecards to better differentiate the pricing to our clients;
- enhanced collection processes and making progress on the rehabilitation of clients in financial distress;
- further cost reductions in African Bank Retail, Specialised Lending and the Collections division;
- the harmonising of governance structures across the group;
- further progress in the employment equity objectives at executive and senior management levels;
- exploring new products and markets under the leadership of a dedicated innovation unit; and
- the integration of sustainability objectives and targets across the group.

Performance against key objectives - 2003

Long-term objectives

OBJECTIVE	ACHIEVEMENT
Return on equity Objective for 2005: >30%	Return on equity (RoE) for 2003 was 25,9% (2002: 23,2%). Capital adequacy levels were high throughout the year. The group completed a share buyback of 20 million shares during the year and increased its ordinary dividends substantially. It paid a special dividend after year-end that increases its RoE on a pro forma basis to 30,4%.
Capital adequacy Objective for 2005: 30%	The capital adequacy for ABIL was 44,5% (2002: 38,1%). The group increased its 2005 objective from 25% based on its capital adequacy methodology as explained later in this report. Pro forma capital adequacy after the payment of the special dividend was 35,1%.
Return on assets Objective for 2005: >10%	Return on assets (RoA) improved to 10,6% (2002: 8.9%), in line with the long-term objective. Pro forma RoA after the payment of the special dividend was 10,8%.
Risk adjusted return and product innovation Objective for 2005: • 20% of advances in high-yielding new credit models/products • 70% in established critical mass businesses • No more than 10% in under-performing models/products	Products and business models in the high-yielding category include the advances in ABCommerce and Commercial Vehicle Finance, as well as short-term products in African Bank Retail and MCG, and the new products in Credit Indemnity. These products represent 37% of advances. Critical mass products and models consist of the payroll and retail products of African Bank Retail, as well as the established products in Miners Credit Guarantee and Credit Indemnity. Under-performing products and models that are being phased out/reviewed include African Contractors Finance Corporation and GEMS, fortnightly products in African Bank Retail and one-month products at Credit Indemnity. These products represent 5% of advances.

Performance against key objectives - 2003 *continued*

Short to medium-term objectives

OBJECTIVE	ACHIEVEMENT
Maintain and grow profitable clients	African Bank Retail expanded its loan offering with a multiple loan and/or enhanced settlement re-advance product to promote repeat business with clients who have an acceptable history of repayment. As a result, the contribution of repeat business as a percentage of monthly advances has increased by approximately 5% to 60%.
Rehabilitation of the market	A pilot debtor mediation initiative was launched during the financial year at three employer companies. The risks and sustainability of this initiative proved to be problematic and the initiative has been shelved. An alternative approach is currently under consideration. Efforts are also being made with regards to the rehabilitation of defaulting clients, especially the overlapped clients in the Saambou PLB. This will be enhanced when the final conversion of those loans take place in the first quarter of the 2004 financial year.
Integration of the Saambou book	Integration of the Saambou PLB has been completed and includes: • Admin order collections including overlap clients all managed off one collections database • Executives appointed across both Saambou and African Bank divisions to align practices and policies since April 2003 • Attorney fees aligned in Legal and Admin order divisions across Saambou and African Bank divisions • Overlap analysis per division completed • Corporate clients were converted to African Bank's system during June 2003 in order to collect all overlap corporate clients from one source • Conversion of all remaining Saambou clients • Relocation of all Saambou staff to African Bank.
Further development of collections business	A new division, the Collections business unit, was established during the year as one of four divisions in the restructured group. The focus during the year has been primarily on integrating the Saambou PLB and enhancing technology through the acquisition of collection and call centre software packages. Once the collections integration process and software implementations have stabilised and matured, the possibility of further developing the collections business through book acquisitions, especially where overlap exists, may be considered.

Short to medium-term objectives

OBJECTIVE	ACHIEVEMENT
Enhanced underwriting competency	African Bank Retail identified and sized incremental target populations; cautiously testing its way into the markets. It developed enhanced data mining and analysis competencies to enable detailed and timely assessment of underwriting effectiveness, and developed flexible models, segmentation strategies, and policies that allow it to capitalise on prior learnings when moving into new markets.
Cautious opening up of advances growth	The lending books of African Bank Retail grew by 11,2% during 2003, on the back of a 17,0% growth in sales. The growth has in part been attributed to the successful pilot and subsequent launch of new products, as well as the extension of term and loan value on products that have demonstrated strong collections performance. Credit Indemnity selectively relaxed its credit granting policy by rewarding good clients with longer-term loans at lower rates with larger average loan sizes. This contributed to its book growing by 27,9%.
Capital management	African Bank achieved a credit rating upgrade, on the back of which it raised R1 billion in ABL2 bonds. The balance sheet was restructured to reduce excess capital and reduce cost of funding. This enabled the group to return R863 million to shareholders.
Medium-term targeted cost-to-income ratio below 35%	The cost-to-income ratio was 36,2% (2002: 36,6%). Costs after taking the Saambou PLB acquisition into account, was down year on year. The group has initiated strategies to reduce costs further in 2004.

Social pact

We firmly believe every client is an individual, with unique needs that determine individual choice.

Our operational approach is straightforward. We identify profitable credit opportunities, apply risk-adjusted pricing models, and ensure superior client service to continually reduce voluntary attrition rates.

We concentrate on our chosen markets, aiming for critical mass and market leadership in each sector.

We are an integral part of the process of economic empowerment and job creation:

- Internally, through the processes and practices in place to become a preferred employer
- Operationally, both through credit facilities that enable disadvantaged people to improve their quality of life with dignity and through our selection of suppliers
- Externally, through the activities of the African Bank Foundation and its formal programme of effective and purposeful social investment.

We are passionately committed to sustainable economic development of individuals and the creation of growth opportunities for millions of South Africans by providing responsible access to credit.



We are focused on activities and products that best serve our clients and society

Case study #01



NAME: **Bheki Mbatha**
OCCUPATION: Taxi owner, Vosloorus

"I was pleasantly surprised by the excellent service I received from African Bank when I applied for a loan to buy a taxi. I now operate on a busy route to the east of Johannesburg, earning an income that enables me to repay my loan and care for my family with dignity."

Letter to stakeholders

ABIL believes in providing opportunities for people to improve their quality of life through creation of choice and for individuals to take responsibility and control of their destiny.

Incwadi eya kwabanezabelo

I-ABIL ikholelwa ekunikezeleni amathuba kubantu ukuze benze ngcono amazinga ezimpilo zabo ngokwakha ukuzikhethela nasekutheni umuntu ngamunye emukele isibopho nokuthi alawule ikusasa lakhe.

Economic review

In the year under review, the South African economy has proven to be resilient with GDP growth of around 2% forecast for 2003. The economy was driven by buoyant domestic demand and consumer spending, which has remained robust. Factors aiding this confidence included tax decreases announced in the 2003 budget, the rate of inflation declining from a peak of 11,3% in November 2002 to 6,3% in August 2003 and interest rate cuts of 3,5% between June and September 2003.

These trends are projected to continue: consumers are expecting further tax cuts in next year's fiscal budget, inflation is forecast to continue to fall in 2004 and further interest rate cuts are anticipated.

In the wake of expected further rate cuts, moderating price pressures, moderate levels of indebtedness and higher disposable incomes, demand for credit should remain healthy.

Market trends

A large number of economically and credit active South Africans suffered dire consequences as a result of the injudicious utilisation of available credit during the credit bubble preceding the Saambou and Unibank collapses as well as the subsequent boom in predatory debt administration activities. It is vital that the credit industry now finds ways to assist affected individuals to rehabilitate their situation in the shortest possible time and re-engage in the credit economy despite the impairment of their profiles.

All business indicators on ABIL's book reflect marked improvements in the behaviour of both lenders and borrowers in the wake of the credit bubble. During the past year we have witnessed significant increases in consumer demand tempered with cautious take up of credit by consumers who have weathered the storm. These trends are expected to be sustained for some time with continued positive impact on portfolio performance.

Predatory debt administration and mediation activities have reduced on the back of mounting public and official disapproval of such activities, borrowers becoming increasingly aware of the damaging long-term legal and financial consequences of the process and the courts applying ever-increasing levels of scrutiny to applications.

Overview of the year

The past year has been characterised by progress in all areas of our business: the consolidation of our competitive position, the restructuring and streamlining of our existing businesses and structures, innovation in our service offering to clients, a notable improvement in credit quality, the strengthening of our funding profile and renewed growth in our loan book after three years of stagnation in a volatile environment. These trends were aided by improved economic and market conditions as discussed above.

Improvements in the operating environment and the R1 billion funding ABIL was able to raise enabled the group to meet its objective to improve the capital efficiency of its balance sheet without any compromise to its ability to fund its growth.

Apart from delivering operating results in line with market expectations the group also performed well in non-financial matters during the period under review:

- ABIL achieved third place in the Ernst & Young Excellence in Corporate Reporting Survey of the Top 100 companies listed on the JSE.
- The group was highly commended in the grand prix for Best Overall Investor Relations – Non-FTSE/JSE Top 40 for Excellence in Investor Relations by IR magazine (UK).
- ABIL came fourth in the Financial Mail Top Companies 2003.
- The group was a finalist in the Deloitte & Touche Good Governance awards in the remuneration practices category
- African Bank/Miners Credit Guarantee received the MFRC/Bankseta National Lenders Competition award in the category "Staff Development and Training".
- The MFRC/Bankseta made a special award for Credit Indemnity's contribution to HIV/Aids education and counselling.

Strategic direction

The business model of ABIL focuses on extending credit to the moderate to lower income market segment in South Africa. This grew out of the lack of or inadequate credit facilities available to this market in the country. The core market to ABIL constitutes the people who were historically not active participants in the economy and thus had limited opportunities to improve their quality of life through access to credit.

ABIL is committed to continue to offer alternative access to credit through the group's extensive distribution network. The group continues to look for ways to improve its credit underwriting methodology with a view to being able to identify true risk profiles of the clients. This has enabled the group to lower the prices to those better performing clients and those clients with better risk profiles. This is part of the group's commitment towards a customer focused business, understanding the needs of the clients and responding to those needs appropriately.

Going forward, the group has identified six strategic focus areas:

1. Development of the regulatory environment within the credit market

- Review of credit legislation

  As indicated last year, the group is strongly supportive of the drive by government to revamp the consumer credit legislative dispensation and establish a new rationalised and uniform dispensation for a unified credit market.

Ukubuyekezwa komnotho

Kulonyaka obuyekezwayo, umnotho waseNingizimu Afrika ubonakalise ukuqina njengoba ukukhula kweGDP kubikezelelwa kwamaphesenti ama2 ku-2003. Umnotho ubufuqwa yisidingo esizwakalayo sangaphakathi kanye nokusetshenziswa kwezimali ngabathengi, nokulokhu kuqhubekile ngamandla. Amaphuzu asekela loku kwethenjwa komnotho kwahlanganisa ukwehliswa kwezintela okwamenyezelwa esabelweni sezimali sika-2003, ukwehla kokwehla kwamandla emali kusukela ekuphakameni okungamaphesenti angu-11,3 ngoNovemba 2002 kuya kumaphesenti angu-6,3 ku-Agasti 2003 kanye nokwehliswa kwezinzalo zezimali mboleko ezingamaphesenti angu-3,5 phakathi kukaJuni noSepthemba 2003.

Lezizimo zibhekeke ukuba ziqhubeke: abathengi balindele okunye ukwehliswa kwezintela esabelweni sezimali sangonyaka ozayo, ukwehla kwamandla email kubikezelwa ukuthi kuzokwehla wonke unyaka ka 2004, kanti nokunye ukwehliswa kwenzalo yezimali mboleko kulindelekile.

Njengoba kulindelwe okunye ukwehliswa kwezinzalo zezimali mboleko, ukwehla kwamanani aphakeme, ubungcono bamazinga okuba sezikweletini kanye nokwenyuka kwezimali ezingasetshenziselwa ukungcebeleka, isidingo sabathengi sokweboleka kufanele siqhubeke nobukhona.

Isimo sezimakethe

Isibalo esikhulu sabantu baseNingizimu Afrika abasemnothweni kanye nabangathola ukwebolekwa izimali bahlangabezana nemiphumela emibi ngenxa yokusetshenziswa ngokunganakekeli kwezimali ezibolekiwe ngesikhathi kunokweboleka okusabalele ngaphambi nje kokuwa kweSaambou ne-Unibank kanjalo nangemva kokuphathwa ngokungendlela kokwebolekisa okwalandela lezo zigameko. Kubalulekile ukuba imboni yokwebolekisa manje ithole izindlela zokusiza labo abathintekile ukuphucula isimo sabo esikhathini esifushane esingenzeka ukuze baphinde bangene emnothweni wokweboleka kungakhathaleki ngokonakala kwamagama abo okwenzeke ngalesi sikhathi.

Zonke izinkomba zebhizinisi ezincwadini ze-ABIL zibonisa ubungcono obukhulu ekuziphatheni kwababolekisi nababoleki emva kwalesi sibhicongo sokwebolekisa. Esikhathini esingunyaka esedlule sibone ukwenyuka okukhulu ezimfunweni zabathengi nobekuthotshwe ngukucophelela ekuthatheni imboleko kwabathengi abadonse kanzima ngesikhathi sesiphepho. Lezi zimo kulindeleke ukuba ziqhubeke okwesikhathi nokuzoba nemiphumela emihle ekusebenzeni kwephothifoliyo.

Ukuphatha ukwebolekisa okusakuzingela kanye nemisebenzi yokulamula sekwehlile ngenxa yokuphikiswa okulokhu kukhula emphakathini nasezikhulwini kwalezo zenzo, ababoleki sebaze kakhulu ngemiphumela elimazayo ngokomthetho nangokwezimali esikhathini eside esizayo ohlelo olulandelwayo kanye nezinkantolo ezilubhekisisa kabanzi udaba lwezicelo.

Ukubuyekezwa konyaka

Unyaka owedlule ubunezinkomba zenqubekelaphambili kuzo zonke izinhla zebhizinisi: ukuqiniswa kwesimo sethu sokuncintisana, ukuhlelwa kabusha nokuqondiswa kwamabhizinisi esinawo kanye nezinhlaka zawo, ukuqamba izinto ezintsha emisebenzini yethu kumakhasimende ethu, ubungcono obubonakalayo kwikhwalithi yezimboleko, ukuqina kokwazeka kwethu kwezokwebolekisa kanye nokukhula kabusha kwencwadi yethu yokubolekisa emva kweminyaka emithathu yokuma ndawonye esimweni sokusebenza esingazinzile. Lezi zimo zisizwe yizimo ezingcono zomnotho nezimakethe njengoba kuveziwe ngaphezulu.

Ubungcono esimweni sokusebenza kanye nemali yokuxhaswa engu-R1 biliyoni i-ABIL eyakuthola kwenza ukuba iqoqo likwazi ukuhlangabezana nenjongo yalo yokwenza ngcono ukusebenza kwezimali ngaphandle kokulimaza amandla alo okukhokhela ukukhula.

Ngaphandle kokukhiqiza imiphumela yokusebenza ehambisana nobekulindelwe yizimakethe, iqoqo liphinde lasebenza kahle ezindabeni ezingaphathelene nezezimali kulesi sikhathi esibuyekezwayo:

- I-ABIL ibekwe endaweni yesithathu kwiNhlolovo yokuBika kweziNkampani eziphezulu ezingu-100 zeJSE (i-Ernst & Young Excellence in Corporate Reporting Survey of the Top 100).
- Iqoqo lanconywa kakhulu kwinhlolovo yezinkampani ezingekho phezulu ku-40 kwiFTSe/JSE kwezobuDlelwano nabaTshalizimali neyayenziwe yiphephabhuku i-IR yaseNgilandi.
- I-ABIL yaklelisiwa yaba ngeyesine eziNkampanini eziPhezulu yiFinancial Mail ngo-2003.
- Iqoqo laba kowamanqamu emklomelweni wakwaDeloitte & Touche wokuPhatha ngokuYikho ohlwini lokuPhatha imiHolo (Good Governance Awards in the Remuneration Practices Category).
- I-African Bank/Miners Credit Guarantee yathola umklomelo emncintiswaneni we MFRC/Bankseta National Lenders ohlwini lokuThuthukisa nokuQeqesha abaSebenzi.
- I-MFRC/Bankseta yakhipha umklomelo oyisipesheli ngomnikelo weCredit Indemnity ekufundiseni nasekuqwashiseni ngeHIV/Aids.

Inyathuko ephusile

Imodeli yebhizinisi ye-ABIL igxile ekubolekiseni kulabo abasesigabeni semakethe emaphakathi nengaphansana yemiholo eNingizimu Afrika. Lokhu kwabangelwa wukungabibikho noma ukungeneli kwezikhungo zokubolekisa kule makethe ezweni. Umnyombo wemakethe ye-ABIL wakhiwe ngabantu ababengalibambile iqhaza emnothweni phambilini kanjalo-ke babenamathuba ayivelakancane ekwenzeni ngcono izinga lempilo yabo ngokufinyelela emalini mboleko.

I-ABIL izinikele ekuqhubekeni nokunikezela enye inyathuko kwimali mboleko ngokusebenzisa uxhaxha lwayo lokusabalalisa. Iqoqo liyaqhubeka nokubhekelela izindlela zokwenza ngcono ukuvikela imali mboleko ukuze likwazi ukuhlonza ubungozi obuyiqiniso ngamakhasimende. Lokhu kuzokwenza ukuba iqoqo likwazi ukwehlisa amanani kulawo makhasimende akhokha kangcono kanye nalawo makhasimende anobungozi obungcono. Lena yingxenye yokuzinikelela kweqoqo ebhizinisini elibhekelele amakhasimende, eliqonda izidingo zamakhasimende kanye nelihlangabezana nalezo zidingo ngokuyikho.

Ngokubhekelela ikusasa, iqoqo selihlonze amaphuzu ayisithupha aphusile elizogxila kuwo:

1. Ukuba neqhaza kwezokuphathwa kwemakethe yokubolekisa

- **Ukubuyekezwa komthetho wokubolekisa**
  Njengoba sasho nyakenye iqoqo liyawesekela kakhulu umzamo kahulumeni wokuhlela kabusha umthetho wokubolekisa

Investors must be cognisant that any reform process brings with it a degree of uncertainty and possible instability as the national debate progresses.

It is also vital that the review process covers all related laws impacting on the credit industry and that those new measures be subjected to stringent regulatory impact assessments.

The past few years have seen a trend of increasing fragmentation in the regulatory process in respect of consumer protection and ongoing legislative enhancement by proliferation of ad hoc regulations with resultant increased compliance costs. It is hopeful that the review process will arrest and wherever possible reverse some of these trends in the credit law review process.

Future access to, and the cost of credit, for the estimated 16 million credit-active South African consumers – as well as those still without access – will be affected by the outcome of the review process of the Usury Act, Credit Agreements Act, and the 1999 Exemption Notice under the Usury Act.

In view of the market trends outlined above, what is required, ABIL believes, is the creation of a non-discriminatory and competitive unified credit market. To achieve this, the group subscribes to the following cornerstones for a new dispensation:

- The abolition of price controls. Price controls ration credit, distort the allocation of credit in the economy, increase perceived risk for investors and funders and as a result ultimately drive up the cost of credit and reduce access;
- The establishment of a single, substantially simplified consumer protection framework for the total credit market. This will eliminate the present fragmentation and confusion and should aim to significantly reduce the present increasingly onerous cost of compliance whilst improving effective recourse for consumers;
- The standardisation of pricing and contractual disclosures, eliminating prevalent abuses in the market and increased reliance on such transparency as the main regulatory mechanism to enable informed consumer choice;
- Legislation to establish a central repository of credit information to inform new credit extension and to regulate the protection of consumer and creditor rights in the system;
- Relying on the market rather than prescriptive and potentially distortive regulations and rules to punish reckless lending and borrowing;
- Enabling and enhancing competition within the industry and therefore increased choice for consumers.

As an active participant in this process, ABIL is appreciative of the spirit of cooperation displayed by government and the credit industry during this review.

Section 74 of the Magistrates Court Act

The prevalent abuse of weaknesses in this legislation by some unscrupulous debt administrators has caused hundreds of thousands of individuals to be caught under debt administration in perpetuity, with the debt administrators as the main beneficiaries in the process.

The Law Reform Commission has commenced a review of section 74 of the Magistrates Court Act during the course of the year. The banking industry, through the Banking Council, has made a submission to the Law Review Commission. ABIL's input to this submission has been substantial.

The Law Review Commission's response to the submission is still in progress. However, an opportunity exists for interim changes to section 74 to address loopholes in current legislation that are being abused by unscrupulous administrators to the detriment of clients and creditors alike.

We believe that government will use the opportunity to implement such interim changes as soon as is practically possible, rather than wait for a protracted process of writing a new law.

2. Further momentum in integrating sustainability throughout the group

ABIL acknowledges that to sustain growth, competitive advantage and product innovation is not enough. Social and environmental factors have become important criteria in determining company success.

It has therefore substantially increased the focus on the group's sustainability strategy. Its objective is to develop an integrated sustainability management framework that will strengthen stakeholder engagement, assess and manage risk (including social and environmental risk), and enhance synergies and partnerships to facilitate opportunity creation.

Projects resulting from the sustainability review are already in progress. The focus for 2004 is to kubathengi futhi nokumisela uhlelo lokusebenza olusha nolusebenza kuwonkewonke kwimakethe ehlanganisiwe yezokwebolekisa.

Noma yiluphi uhlelo lwezinguquko luletha ungabazane kanye nokungazinzi okuthizeni njengoba ingxoxompikiswano kuzwelonke iqhubeka. Ukuze kubhekelelwe ukwanda ngokushesha nokuqhubekayo kokutholakala kwemali mboleko ezimiselweni zikhathi nasekusebenzisaneni okukhulu phakathi kukaHulumeni kanye nemboni yezokubolekisa.

Kuphinde kubaluleke kakhulu ukuthi uhlelo lokubuyekeza luhlanganise yonke imithetho enomthelela embonini yezokubolekisa kanye nasekutheni leyo micikilisho emisha ibhekisiswe kabanzi mayelana nemiphumela enganayo ngokomthetho.

Leminyaka emibalwa edlule ibonise isimo sokuhlakazeka okukhulu ohlelweni lomthetho mayelana nokuvikelwa kwabasebenzisi kanye nokwenziwa ngcono okuqhubekayo komthetho ngenxa yenxanxathelo yeziqondiso zangasikhathi nokubangele ukukhula kwezindleko zokuhambisana naleyo mithetho. Kwethenjwa ukuthi uhlelo lokubuyekezwa luzokumisa kanti lapho kungenzeka khona, likuguqule okunye kwalokho.

Ukufinyeleleka kanye nezindleko zokubolekwa kulabo bantu ababalelwa ezigidini ezingu-16 zabasebenzisi baseNingizimu Afrika, kanjalo nalabo abangabi nakho ukufinyelela ekubolekweni, bazothinteka emphumeleni wohlelo lokubuyekezwa komthetho wokubolekisa, umthetho wezivumelwano zokubolekisa kanye nesaziso sika-1999 sokukhululwa ngaphansi komthetho wokubolekisa.

Ngokubhekelela izimo zezimakethe esezishiwo ngenhla, okudingekayo, i-ABIL ekholwa yikho, ngukwakhiwa kwemakethe yezokubolekisa engabandlululi, enokuncintisana nehlangene.

Ukufinyelela kulokhu, iqoqo liyavumelana nalezi zesekelo ezilandelayo zohlelo olusha:

- Ukususwa kokulawulwa kwamanani. Ukumiselwa kwamanani kwehlisa ukubolekisa, kone ukwabiwa kokubolekisa emnothweni, kwandise ubungozi obucatshangelwayo kubatshali nabesekeli ngezimali kanti ngenxa yalokho kwenyuke izindleko zokwebolekisa bese kwehla ukufinyeleleka kokwebolekwa;
- Ukumiselwa kohlaka olulodwa, oluqondakala kalula lokuvikela abasebenzisi kuyoyonke imakethe yezokwebolekisa. Lokhu kuzosusa inhlakanhlaka ekhona njengamanje kanye nokudideka kanti kufanele kuqondwe ngakho ukwehlisa kakhulu izindleko ezinkulu njengamanje zokuhambisana nomthetho kube kwenzeka ngcono ukusebenza kokulalelwa kwezikhalazo zabasebenzisi;
- Ukwenziwa kunye kwamanani kanye nokuvezwa kwezinkontileka, ukususwa kokudideka okukhona njengamanje kanye nokuxhashazwa okukhona kwimakethe kanye nokwanda kokwethembela kulokho kuvuleleka njengendlela yokulawula ebalulekile ukusiza abasebenzisi ukuba bakhethe ngokwazi;
- Umthetho wokumisela ukwenganyelwa kolwazi lwezokwebolekwa ukuze kwazeke uma kukhona ofuna ukwandiselwa ukwebolekwa kanye nasekulawuleni ukuvikeleka kwabasebenzisi kanye namalungelo ababolekisi ohlelweni;
- Ukwethembela emaketheni kunaseziqondisweni ezilayezayo futhi ezinokona kanye nemithetho ejezisa ukwebolekisa kanye nokweboleka okunokunganakekeli;
- Ukuvumela nokugqugquzela ukuncintisana ngaphakathi embonini kanye nokukhulisa ukuzikhethela kwamakhasimende ngokunjalo.

Kubaluleke kakhulu ukuba uhulumeni kanye nemboni yokwebolekisa bahlanganyele emuzweni wokubambisana ngesikhathi salokhu kubuyekeza futhi i-ABIL ibambe iqhaza ngokuphelele kulolu hlelo.

Isigaba 74 soMthetho weziNkantolo zoMantshi

Ukuxhashazwa kobuthakathaka obukhona kulo mthetho yilabo baphathi bezikweletu abangethembekile sekubangele amakhulu ezinkulungwane zabantu ukuba bazithole bekhokhela izikweletu ungunaphakade, kube kungabaphathi zikweletu abahlomula kakhulu kulokhu.

IKhomishani yokuGuqulwa koMthetho (Low Reform Commission) seyiqalile ngokubuyekeza isigaba 74 soMthetho weziNkantolo zoMantshi kuwo lonyaka. Imboni yamabhange, ngokusebenzisa uMkhandlu wamaBhange, seyenze isethulo kwikhomishani yokuguqulwa komthetho. Umnikelo we-ABIL kuleso sathulo ube mkhulu.

Impendulo yeKhomishani yokuGuqula uMthetho kuleso sathulo isaqhubeka. Nokho-ke ithuba likhona lokuba kwenziwe izinguquko zesikhashana esigabeni 74 ukubhekelela izimbobo emthethweni wamanje nezisetshenziswa ngababaphathi abangethembekile nokulimaza amakhasimende kanye nababolekisi ngokufanayo.

Sikholelwa ngukuthi uhulumeni kufanele asebenzise leli thuba ukumisela lezo zinguquko zesikhashana ngokukhulu ukushesha, kunokuba kulindwe uhlelo oluzothatha isikhathi lokubhala umthetho omusha.

2. Isivinini esikhulu ekuhlanganisweni ukuqhubekezeleka kulolonke iqoqo

I-ABIL iyakwamukela ukuthi ukuqhubeka nokukhula, ukuhamba phambili ngokuncintisana kanye nokuqamba imikhiqizo emisha akwenele. Amaphuzu enhlalo kanye nendawo yokusebenzela asebe yizinqumosimo ezibalulekile ekuhlonzeni impumelelo yenkampani.

Ngakho-ke seyikwandise kakhulu ukugxila kweqoqo ecebweni lokuqhubezeleka kokusebenza. Injongo yalo ngukwakha umhlahlandlela ohlanganisiwe wezokuphathwa kokuqhubezeleka develop a comprehensive organisation-wide sustainability strategy. Examples of such strategies are aligning the organisation towards a more client-focused orientation and reducing the extent of the cross subsidisation of poorer performing clients by better performing clients.

3. Driving client focus throughout the group

ABIL has thrived in a high-risk industry as a result of two core competencies: its ability to underwrite and price for risk in a high-risk market, and its ability to effectively collect in this market. Understanding client behaviour underpins both of these.

Continuing to invest in and improve the credit underwriting and collection processes is key to the group's sustainability. Increased client understanding opens up new opportunities to develop differentiating strategies for different types of clients. ABIL is in the process of implementing behavioural scorecards throughout the group to enable it to reward good clients – which should lead to improved client loyalty and retention. Behavioural scorecards will also assist in making progress on the rehabilitation of clients in financial distress.

4. Carefully exploring growth opportunities in other geographies

Currently, ABIL is a South African organisation, with no business interests outside the country's borders. This has been a deliberate strategy; the aim was to first succeed in the local market before considering geographical expansion. The group believes the time is right to carefully explore business opportunities outside South Africa as part of its growth strategy.

Entering other geographies depend on three key considerations:

- the economic attractiveness of a particular market;
- the suitability, stability and effectiveness of the regulatory environment; and
- ABIL's ability to sustainably compete in that market.

In entering other geographies, the group will follow a low-risk expansion strategy, carefully testing such markets, partnering local complementary expertise and piloting the appropriate business model in each case.

5. Further cost efficiencies

Sustainability requires us to be the lowest-cost producer in the markets we serve. We have made progress in aligning our cost structures with customer requirements, and our cost-to-income ratio is declining. At the same time however, the cost-to-assets ratio climbed to almost 20%. In some areas of the group's business – especially in overhead costs, further opportunities for cost alignment exist. The group intends to manage costs in both relative and absolute terms. In relative terms, the goal is to decrease the cost-to-income ratio to below 35% and its cost-to-assets to 17,5% or below. ABIL aims to manage its costs towards a long-term downward trend in real terms.

In the past year, we have reviewed our business processes to identify and implement cost savings. The next year will see a continuation of this, as well as progress towards designing the right cost management systems in all areas of our business. In addition, we will refine performance management systems to create the cost culture we require. Further cost reductions will ensure that ABIL remain ahead of anticipated changes in the competitive landscape in the medium term.

6. Creating a performance culture throughout the group

During the year we measured the culture in African Bank, and identified the positive and negative aspects of the culture. The main requirements identified in the culture audit included communication of the African Bank vision and strategy to employees in a way they understand, developing a corporate culture that leads to increased trust and openness, enhancing the financial and non-financial levers of the performance management system and improving coordination and communication around performance issues at individual and organisational level. Based on the results of this audit, African Bank Retail is in the process of designing a culture change process, which will be implemented during 2004. The goal of the culture change will be to address these areas of weakness.

No culture audits were done for Specialised Lending. The aim is to conduct these audits during 2004, and address weaknesses identified.

Strengthening the board and management team

As part of its commitment to maintaining the highest standards of corporate governance, the ABIL board, in 2002, commissioned an independent review of the group's corporate governance structures and processes by Woodburn Mann, an associate of the Whitehead Mann Group plc in the UK. The review included:

- The development of a board composition and performance model reflecting the committed strategic direction of the group and the requirements of King II.
- An assessment of the alignment of the skills, experience and expertise available on the board and board committees.
- An evaluation of the performance of the chairman, chief executive, executive and non-executive directors, by their peers.

The outcome of the review identified a number of gaps within the board and has informed the structuring and composition of the various governance structures over the past year. The board kokusebenza ozoqinisa ukubandakanyeka kwabaneqhaza, lihlole bese lilawula ubungozi (kuhlanganisa ubungozi benhlalo yomphakathi kanye neyendawo) bese liqinisa ukusebenzisana kanye nokubambisana ukuze kwakheke amathuba.

Izinhlelo ezingumphumela kwalokho kubuyekezwa kokuqhubekezeleka sezivele seziyasebenza. Into okuzogxilwa kuyo ngo-2004 ngukwakha icebo elijulile lokuqhubekezela ukusebenza enhlanganweni yonke. Enye yezinto ezibalulekile okuzobhekwana nayo ngukususwa kokukhokhelwa kwabathile yilawo makhasimende asebenza kangcono.

3. Ukugqugquzela ukugxila kumakhasimende kulolonke iqoqo

I-ABIL seyibe nempumelelo kulemboni enobungozi obukhulu ngenxa yamakhono amabili abaluleke kakhulu: ukukwazi ukuba ngummeleli kanye nokubeka inani lobungozi kwimakethe enobungozi obukhulu kanye nokukwazi ukuqoqa izikweletu ngokuyikho kulemakethe. Ukuqonda ukuziphatha kwamakhasimende kuyisizimelelo sakho kokubili lokhu.

Ukuqhubeka ukutshala nokwenza ngcono izinhlelo zokummelela nokuqoqa izikweletu kungukhiye wokuqhubekezekeka kokusebenza kwethimba. Ukuqonda okwandile kwamakhasimende kuvula amathuba amasha okwakha amacebo ehlukanayo kumakhasimende amahle nalawo angakhokhi kahle. I-ABIL imatasa nokumisela amakhadi ayizinkomba zokuziphatha kulolonke iqoqo ukuze ikwazi ukuhlomulisa amakhasimende amahle – nokuzoholela ekwethembakaleni kwamakhasimende kanye nasekuwagcineni. Amakhadi ayizinkomba zokuziphatha azophinde asize ekwenzeni inqubekelaphambili ekuvuselelweni kwamakhasimende asenkingeni yezimali.

4. Ukuhlola ngokucophelela amathuba okukhula kwamanye amazwe

Okwamanje iABIL iyinhlangano yaseNingizimu Afrika, engenawo amanye amabhizinisi ngaphandle kwemingcele yalelizwe. Leli yicebo ebelisetshenziswa ngamabomu; injongo yalo bekungukuba siqale siphumelele kwimakethe yangaphakathi ngaphambi kokuba sicabange ukukhula ngokwendawo. Iqoqo likholwa ngukuthi isikhathi sesikahle ukubhekelela amathuba amabhizinisi ngaphandle kweNingizimu Afrika njengengxenye yecebo lokukhula.

Ukungena kwamanye amazwe kwencike ezibonelelweni ezintathu ezingukhiye:

- Ukuheha ngokomnotho kwemakethe ethizeni;
- Ukufaneleka, ukuzinza kanye nokusebenza ngokuyikho kwezokulawula komthetho kuleyondawo; kanye
- Nokukwazi kwe ABIL ukuncintisana ngokuqhubekayo kuleyo makethe.

Ekungeneni kwamanye amazwe, iqoqo lizolandela icebo lokukhula elinobungozi obuncane, lihlole ngokucophelela lezo zimakethe, lisebenzisane ngokugcwalisela ebuchwepheshenі bendawo futhi lisebenze sakuhlola ukubheka ukuthi yimodeli enjani engasebenza ngokuyikho endaweni ngayinye.

5. Ukwehliswa futhi kwezindleko

Ukukwazi ukuqhubekeka nokusebenza kudinga ukuba sibe ngabakhiqizi bezindleko eziphansi kunabobonke ezimakethe esisebenza kuzo. Sesibe nayo inqubekelaphambili ekulinganisaneni izindleko zezinhlaka zethu nezidingo zamakhasimende, kanti indinganiso yethu yezindleko uma ziqhathaniswa nenzuzo, iyehla. Ngaso leso sikhathi nokho, indinganiso yezindleko namafa seyikhuphukele emaphesentini angamashumi amabili. Kwezinye izindawo zebhizinisi yeqoqo – ikakhulukazi ezindlekweni ezimileyo, amanye amathuba okuguqula izindleko asekhona. Iqoqo lizimisele ukulawula izindleko ngokulinganisa kanye nangokungananazi. Ngokokulinganisa, inhloso ngukwehlisa indinganiso yezindleko nenzuzo ibe ngaphansi kwamaphesenti angu-35 bese kuthi indinganiso yezindleko namafa iye emaphesentini angu-17,5 noma ngaphansi. Ngokokungananazi, iABIL izimisele ukulawula izindleko zayo zibe phansi esikhathini eside esizayo,

Onyakeni owedlule, sibuyekeze izinhlelo zebhizinisi lethu ukuhlonza nokumisela ukonga nokuvimbela izindleko. Unyaka ozayo uzobona ukuqhubeka kwalokhu, kanjalo nenqubekelaphambili ekwakhiweni kwezinhlelo eziyizo zokulawula izindleko kuzozonke izizinda zebhizinisi lethu. Ngokwengezelela, sizophucula izinhlelo zokuhlola ukusebenza ukwakha isikompilo lokonga esilidingayo.

6. Ukwakhiwa kwesikompilo lokusebenza kulolonke iqoqo

Kulonyaka siye sahlola isikompilo kwi-African Bank, sabona amaphuzu amahle namabi alelo sikompilo. Izimfuneko ezinkulu ezabonakala esikweni lokuhlola amabhuku kwafakwa ukuxhumana kombono namasu kubasebenzi ngendlela abaqonda ngayo, ukhuthuthukiswa kwesiko lasemsebenzini eliholela ekukhuleni kokwethembana nokuvulelekelana, ukukhuliswa kwamandla okwenza isimo sokuphatha aphathelene nezezimali nangaphathelene, ukwenza ngcono ukuhlanganisa kanye nokuxhumana ngase zindabeni eziqondene nokwenza ezingeni lumuntu ngamunye kanye nenhlangano. Ngokwemiphumela yalokho kuhlola, i-African Bank Retail isohlelweni lokwakha uhlelo lokuguqula isikompilo, nelizomiselwa ngo-2004. Injongo yokuguqula isikompilo kuzoba ngukubhekelela lezo zindawo ezahlonzwa njengobuthakathaka ngabasebenzi.

Akukho kuhlola okwenziwa kwiSpecial Lending. Inhloso ngukwenza lokho kuhlola ngo-2004, bese kubhekelelwa ubuthakathaka obubonakele.

Ukuqinisa ibhodi kanye nethimba lokuphatha

Njengengxenye yokuzinikelela ekugcineni amazinga aphakeme okuphatha izinkampani ngokuyikho, ibhodi yeABIL, ngo-2002, yamisela ukubuyekezwa okuzimele kwezinhlaka kanye nezinhlelo zeqoqo zokuphathwa kwezinkampani yiWoodburn Mann, ingxenye yenkampani iWhitehead Mann Group plc eBrithani. Ukubuyekeza kwahlanganisa:

- Ukwakhiwa kwemodeli yokwakheka kwebhodi kanye nokusebenza nekhomba umkhombandlela ophusile iqoqo elizinikele kuwo kanye nezidingo zika King II.
- Ukuhlolwa kokuhleleka kwamakhono, ulwazi kanye nobuchwepheshe obukhona ebhodini kanye namakomidi ebhodi mayelana nomkhombandlela omiselwe weqoqo kanye

decided to enhance and broaden its skills base and, simultaneously, address gender representivity.

ABIL appointed six new non-executive directors and three new executive directors. On behalf of the board, I welcome Angus Herselman, Tami Sokutu and Toni Fourie as executive directors and Bahle Goba, Günter Steffens, Dave Gibbon, Ramani Naidoo, Oshy Tugendhaft and Brian Steele as non-executive directors of ABIL and African Bank. They have already contributed significantly to the strategic and operational development of the group.

Commitment to black economic empowerment

The broad-based Black Economic Empowerment Bill ("BEE Bill") was passed by parliament recently. This together with the recently published Financial Sector Charter are positive developments for the transformation process in the country. ABIL fully embraces the spirit and intentions of the transformation agenda in South Africa, which is enshrined in the BEE Bill and Financial Sector Charter. The same six pillars contained in the Financial Sector Charter underpin ABIL's empowerment strategy. Full details of ABIL's credentials relative to the Financial Sector Charter are contained in the company's corporate charter, which can be found on the company's website at www.africanbank.co.za.

a) Human resource development

Total black management representation in ABIL is shown below.

Women in management (%)


16
14
12
10
8
6
4
2
0
Senior
Middle
Junior
ABIL 2003
Financial Sector Charter by 2008

Total management (%)


50
40
30
20
10
0
Senior
Middle
Junior
ABIL 2003
Financial Sector Charter by 2008

Overall representation of black people in the senior and junior management levels is below the Financial Sector Charter targets for 2008. In order to improve these figures, the following strategies have been adopted: conversion of the black middle management component (31% at present) to senior management by 2008 and a portion of the black junior management component (35% at present) into middle management by 2008. Where deemed necessary, new staff will be recruited from outside the organisation. Representation of black women is in line with the Financial Sector targets and efforts are under way to improve figures even further.

Training and development in ABIL is an imperative as it enables the group to provide the level of service required to be an excellent service organisation. In the past financial year, a total amount of R9,8 million was spent on general staff training, HIV and Aids training, fast track development training and a management advancement programme. Out of a total of 1 974 learners 92% were black people. ABIL came first in the training and development category and also received a special merit award for its work on HIV/Aids in the 2003 National Lenders Competition, an annual competition organised by the MFRC and Bankseta.

b) Equity ownership and control

- Equity ownership

The Financial Sector Charter has set a target of a minimum of 25% black ownership, measured at holding company level, by 2010 and a minimum of 10% of this target must be satisfied by way of direct ownership:

– *Direct shareholding*

ABIL has developed a reputation for innovation, which is underpinned by a culture of entrepreneurship. In line with this culture management believe that sustainable equity ownership is likely to be better achieved through active participation of individuals from historically disadvantaged groups (PDIs) already associated with the group including management and employees. The major challenge in all BEE nezimfuno/izidingo zohlaka oluthile lokuphatha.

- Ukulinganiswa kokusebenza kukasihlalo, isikhulu esiphethe, abaqondisi abayizikhulu kanye nalabo abangezona izikhulu, ngontanga yabo, ngokwemodeli emiselwe.

Isinqumo salokhu kubuyekeza saveza amagebe amaningana ngaphakathi ebhodini futhi sekube nomthelela ohlakeni kanye nokwakheka kwezinhlaka ezahlukehlukene zokuphatha kulonyaka odlule. Ibhodi linqume ukukhulisa nokwandisa isizinda salo samakhono liphinde futhi kanyekanye libhekelele ukumelelwa ngokobulili.

I-ABIL iqoke abaqondisi abasha abangezona izikhulu abayisithupha kanye nabaqondisi abayizikhulu abathathu. Egameni lebhodi, ngemukela u-Angus Herselman, Tami Sokutu noToni Fourie njengabaqondisi abayizikhulu kanye noBahle Goba, Günter Steffens, Dave Gibbon, Ramani Naidoo, Oshy Tugendhaft kanye noBrian Steele njengabaqondisi abangezona izikhulu ze-ABIL ne-African Bank. Sebevele banikelele kakhulu entuthukweni ephusile neyokusebenza yaleliqoqo.

Ukuzinikela ekuthuthukiseni abamnyama emnothweni

Umthethosivivinyo obanzi wokuthuthukisa abamnyama emnothweni ("iBEE Bill") waphasiswa yiphalamende kamuva nje. Lokhu uma kuhlanganiswa noMqulu woMkhakha wezeziMali (Financial Sector Charter) kuyizinto ezinhle kakhulu ohlelweni loguquko kulelizwe. I-ABIL iwemukela ngokuphelele umongo kanye nezinjongo zodaba loguquko eNingizimu Africa, nokuqhakazisiwe kwiBEE Bill noMqulu woMkhakha wezeziMali. Yizinsika eziyisithupha ezifanayo eziqukethwe eMqulwini woMkhakha wezeziMali eziyizesekelo zecebo lokuthuthukisa le-ABIL. Imininingwane egcwele echaza nge-ABIL mayelana noMqulu woMkhakha wezeziMali kuqukethwe kuMqulu weNkampani, notholakala esizindeni se webhu senkampani esithi www.africanbank.co.za

a) **Ukuthuthukiswa kwabasebenzi**

Inani lonke lokumelelwa kwezimenenja ezimnyama kwa-ABIL likhonjiswe ngenzansi.

Abesifazane kubaphathi
(%)


16
14
12
10
8
6
4
2
0
Abaphakeme
Abaphakathi
Abangaphansi
I-ABIL 2003
UMqulu woMkhakha wezeziMali ngo 2008

Abaphathi bonke
(%)


50
40
30
20
10
0
Abaphakeme
Abaphakathi
Abangaphansi
I-ABIL 2003
UMqulu woMkhakha wezeziMali ngo 2008

Ukumelelwa konke kwabantu abamnyama emazingeni okuphatha aphakeme kanye naphansi, kungaphansi kunezimiselo zika-2008 zoMqulu woMkhakha wezeziMali. Ukuze kwenziwe ngcono lezi zibalo, kuzokwenziwa umzamo wokuguqula ingxenye yabaphathi abamnyama abamaphakathi okungu (31% njengamanje) kube ngu-8% kuya ku-13% wabaphathi abaphakeme ngo-2008 bese kuthi isigamu sengxenye yabaphathi abangaphansi abamnyama (engu-35% okwamanje) ifakwe kubaphathi abamaphakathi ngo-2008. Lapho kubonakala kunesidingo khona, kuzoqashwa abasebenzi abasha abavela ngaphandle kwenhlangano. Ukumelelwa kwabesifazane abamnyama kuhambisana nezibekelo zoMkhakha wezeziMali kanti eminye imizamo izokwenziwa ukwenza ngcono kakhulu lezi zibalo.

Ukuqeqeshwa nokuthuthukiswa e-ABIL kuyinto ebaluleke kakhulu ngoba kwenza ukuba iqoqo likwazi ukuhlinzeka ngezinga lomsebenzi elidingekayo ukuze ibe yinhlangano yemisebenzi ephambili. Onyakeni zimali owedlule, kwasetshenziswa isamba esibalelwa ku-R9,8 miliyoni ekuqeqeshweni okwejwayelekile kwabasebenzi, ukuqeqeshelwa iHIV ne-Aids, ukuqeqeshwa kokuthuthukiswa okusheshayo kanye nohlelo lokuthuthukisa abaphathi. Esibalweni sonke esingu-1 974 sabafundi, amaphesenti angu-92 kwabe kungabantu abamnyama. I-ABIL yaba ngeyokuqala emkhakheni wokuqeqesha nokuthuthukisa futhi yathola nomklomelo oyisipesheli wokubongwa ngomsebenzi wayo kwiHIV ne-Aids emncintiswaneni ka 2003 wabaBolekisi bakaZwelonke, okungumncintiswano ohlelwe yiMFRC neBankseta.

b) **Ubunini bezabelo nokuphatha**

- **Ubunini bezabelo**

UMqulu woMkhakha wezeziMali ubekele ubuncane obungamaphesenti angu-25 obunini babamnyama, nokulinganiswa ngamazinga enkampani ephethe, ngo-2010 kanye nobuncane obungamaphesenti ayishumi alesi sibekelo kufanele aneliswe ngobunini ngqo.

- *Ukuphatha izabelo ngqo*

I-ABIL seyizenzele igama ngokuqamba, nokumiselwe ngesikompilo lobusomabhizinisi. Ngokuhambisana naleli sikompilo, abaphathi bakholwa ngukuthi ubunikazi zabelo obuqhubekayo bungatholakala kangcono ngokubamba iqhaza ngqo kwabantu abaqhamuka emaqenjini abantu ababencishwe amathuba phambilini (PDIs) nasebevele beyingxenye yeqoqo, kuhlanganisa abaphathi nabasebenzi. Inselele enkulu kukho konke ukuhwebelana okuhlanganisa iBEE kuba ngukuthola isisombululo transactions is finding a sustainable funding solution. ABIL is evaluating several alternatives and anticipates some progress within the next reporting period. Currently about 26 000 of the more than 32 000 registered shareholders of ABIL are PDIs. These shareholders hold in aggregate some 500 000 shares, which constitutes only 0,1% of the total number of shares in issue. The aim would be to increase the effective holding in the company. ABIL does not expect to issue any new shares in order to further its BEE objectives.

- *Indirect shareholding*
  In January 2003, The BusinessMap Foundation undertook an independent study to estimate black ownership of the South African banking industry. This study estimated that black beneficial ownership based on market capitalisation ranged from 14% to 17%. Using this as a proxy on ABIL's 73% local shareholding yields an indirect BEE shareholding range of 10% to 12%.

▶ **Control**

Representation of black people at board and executive levels in ABIL is shown below.

At board level, representation exceeds Financial Sector Charter targets for 2008 and strategies are in place to improve representation at executive level.

c) Access to financial services and empowerment financing

ABIL views access to financial services and in particular credit as one of the prerequisites and drivers for social and economic development for the poor and marginalised sectors of the society. As a banking group, ABIL committed itself to the cause of broadening access to credit to those in the population that are generally considered to be high risk. Today ABIL has a client base in the region of 1,4 million of whom over 90% are estimated to be black people. As at 30 September 2003, gross advances were R6,3 billion. Loan disbursements cover all nine provinces of the country.

In terms of the Financial Sector Charter, measurement of access to financial services covers targeted investments (home loans, agriculture loans and SMME loans), consumer education and first-order retail products (transactional products and bank savings products). The total amounts to be invested in targeted investments by ABIL will be calculated with reference to ABIL's designated investments figure of R337 million and the total designated investments in the financial sector as at 31 December 2003, currently estimated to be of the order of R2 000 billion. It is estimated that the aggregate amount of BEE transaction financing and targeted investment from the financial sector could exceed R75 billion (R25 billion from banks).

▷ **Targeted investments**

- *Home loans*
  Research shows that a considerable portion of ABIL loans is being used for incremental housing construction and home improvements. Incremental housing construction is of vital importance in improving housing conditions for millions of South Africans.

- *Agriculture loans*
  ABIL does not at present have a significant presence in the agricultural sector. Clearly opportunities exist to build some presence in this area within the group's core competencies.

- *SMME loans*
  ABIL is involved in the SMME sector through ABCommerce, Quatro Trading, ACFC and the Commercial Vehicle Finance

Black people at board and executive levels
(%)



45
40
35
30
25
20
15
10
5
0
Board
Board – black women
Executive
Executive – black women
ABIL 2003
Financial Sector Charter by 2008

sokwesekelwa ngezimali okuzohlale kukhona. I-ABIL imatasa icwaninga okuningi okungenziwa kanti ilindele isisombululo ngaphambi kokuphela kwesikhathi sokubika esilandelayo. Njengamanje abanezabelo abangu-26 000 kulabo abangu-32 000 ababhalisiwe kwa-ABIL yilabo ababencishwe amathuba phambilini. Laba banikazi bezabelo banezabelo ezihlanganisiwe ezibalelwa ku-500 000, lokho okwakha u-0,1% wesibalo sonke sezabelo ezikhishiwe. Inhloso ngukwandisa ubunikazi bangempela enkampanini. I-ABIL ayibhekile ukuba ikhiphe ezinye izabelo ezintsha ukuze yandise izinjongo zayo zeBEE.

- *Ukuphatha izabelo ngokungaqondile*
  Ngo-Januwari 2003, iBusinessMap Foundation yenza inhlolovo ezimele ukulinganisa ubunini babantu abamnyama imboni yezamabhange yaseNingizimu Afrika. Le nhlolovo yalinganisa ngokuthi ubunikazi obunomhlomulo babamnyama ngokwemakethe yezimali buphakathi kwamaphesenti ayishumi nane ukuya ku eshumini nesikhombisa. Ukusebenzisa lokhu njengesilinganiso sobunini bezabelo kwangaphakathi esingu-73% kwa-ABIL kuveza ubunini bezabelo obungaqondile obuphakathi kwamaphesenti ayishumi ukuya kwayishumi nambili.

▷ **Ukuphatha**
Ukumelelwa kwabantu abamnyama ebhodini kanye nasemazingeni abaphathi kwa-ABIL kukhonjiswe lapha ngenzansi.

Ezingeni lebhodi, ukumelelwa kuyazedlula izimiselo zoMqulu woMkhakha wezeziMali ka 2008 kanye amacebo asevele asekhona ukwenza ngcono ukumelelwa ezingeni lababaphathi.

c) Ukufinyeleleka emisebenzini yezezimali kanye nokwesekelwa ngezimali zokuthuthukisa

I-ABIL ikubona ukufinyelela imisebenzi yezezimali ikakhulukazi imali mboleko njengento eyisidingo ngqangi nomqhubi wentuthuko yenhlalo neyomnotho emikhakheni yomphakathi ehluphekayo nehlwempu. Njengeqoqo lamabhange, i-ABIL izinikele ekwandiseni ukufinyeleleka kwemali mboleko kulabo bantu abathathwa njenga banobungozi obukhulu. Namuhla iABIL inesizinda samakhasimende abalelwa ku-1,4 miliyoni kanti amaphesenti angu-90 awo ngabantu abamnyama. Ngomhla ka 30 Septhemba 2003, izimboleko zabe zingu-R6,3 biliyoni. Ukwedluliswa kwezimali mboleko kwenziwa kuzozonke izifunda eziyisishiyagalolunye zezwe.

NgokoMqulu woMkhakha wezeziMali, ukulinganiswa kokufinyeleleka kwemisebenzi yezezimali kuhlanganisa ukutshalwa kwezimali okubhekelelwe (izimboleko zemizi, izimboleko zezolimo kanye nezimboleko zamabhizinisi amancane), ukufundisa abasebenzisi kanye nemikhiqizo yesigaba sokuqala (imikhiqizo yezintengiselwano kanye nemikhiqizo yokonga emabhange). Izamba sezizonke ezizotshalwa yi-ABIL zizobalwa ngokubhekelela ukutshala kwe-ABIL okumiselwe okungu-R337 miliyoni kanye nesamba sokutshala emkhakheni wezezimali ngomhla ka 31 Disemba 2003, njengamanje okulinganiselwa ku-R2 000 biliyoni. Kucatshangelwa ukuthi isamba sesisonke sezintengiselwano zeBEE zokuxhasa ngezimali kanye nokutshala okumiselwe emkhakheni wezezimali kungenzeka kwedlule u-R75 biliyoni (u-R25 biliyoni uvela emabhange).

▷ **Ukutshala okumiselwe**
- *Izimboleko zemizi*
  Uphenyo lukhombisa ukuthi ingxenye enkulu yezimbolekiso ze-ABIL zisetshenziselwa ukwakha ngezigaba izindlu kanye nokwenza ngcono amakhaya. Ukwakha ngezigaba kuyinto ebalulekile ekwenzeni ngcono izimo zezindlu ezigidini zabantu baseNingizimu Afrika.

- *Izimboleko zezolimo*
  I-ABIL okwamanje ayinakho ukumelelwa okukhulu emkhakheni wezolimo.

- *Izimboleko zamabhizinisi amancane*
  I-ABIL ibambe iqhaza emkhakheni wamabhizinisi amancane nge-ABCommerce, Quatro Trading, ACFC kanye neCommercial Vehicle Finance nokuyizingxenye zebhizinisi zesigaba seSpecialised

Abantu abamnyama emazingeni eBhodi nakubaphathi
(%)


45
40
35
30
25
20
15
10
5
0
IBhodi
IBhodi-abesifazane abamnyama
Abaphathi
Abaphathi-abesifazane abamnyama
I-ABIL 2003
UMqulu woMkhakha wezeziMali ngo 2008

business units of the Specialised Lending division. ABCommerce is a start-up business that provides factoring services to the SMME market. Quatro Trading provides weekly trade finance to the informal retail sector through a network of franchisees managing stores located within major wholesalers such as Metro and Makro. The core business of Commercial Vehicle Finance is to provide asset-based finance (leases) to enable registered taxi owners to acquire new vehicles.

The total advances relating to these businesses, as at 30 September 2003, was R232 million. In addition, ABIL provides aspiring and established entrepreneurs from previously disadvantaged backgrounds with business opportunities to market African Bank's product range in exclusively demarcated areas across the country through its entrepreneur service points ("ESPs"). As at 30 September 2003, there were 11 ESPs, all of which are owned and managed by PDI entrepreneurs.

- **Consumer education**
  ABIL views initiatives such as consumer rights as essential tools for promoting access to financial services and accordingly invests in consumer rights programmes. ABIL won first prize for its outstanding service in consumer education in the 2002 National Lenders Competition, an annual competition organised by the MFRC.

- **First-order retail products**
  The requirements for first-order products would not be applicable to ABIL and as such it is expected that ABIL's scorecard would be adjusted to exclude this from the overall score.

- **Empowerment financing**
  ABIL should not have difficulty in meeting its target for designated investments (once this has been finalised in terms of the Charter).

d) Procurement policy

ABIL's procurement policies reflect a deliberate bias to procuring a high percentage of supplies from black economically empowered companies. In this financial year, empowerment companies were used for over 50% of discretionary procurement.

e) Corporate social investment

The group's investment in social projects, via the African Bank Foundation, reflects the commitment of the organisation to target those projects that will result in largely black individuals becoming more self-reliant as it believes that this is a significant form of empowering people on a more sustainable basis. The Foundation is already spending in excess of the Financial Sector Charter target of 0,5% per year of post-tax operating profits.

7. Appreciation

ABIL houses a rare blend of talent, commitment and enthusiasm and the combined efforts of over 6 000 people at every level are reflected in our results.

I thank our board members for their wise counsel and dedication during the year and on behalf of the board thank the executive team who have been instrumental in steering the group through some very turbulent waters over the past year or two. The group is now well poised for a renewed growth phase on a stable and solid foundation.

As a group, we deeply recognise the importance of and appreciate the support of our stakeholders – shareholders, employees, regulators, partners and clients – that underpins our ability to grow and create wealth for all. As we enter a new and exciting phase in the evolution of the group, the support and commitment of all our stakeholders will become even more crucial to our success.

Ashley Mabogoane

Shareholders' diary

DIVIDEND DECLARATION

On 14 November 2003, the board of directors proposed and approved a final ordinary dividend No 6 of 31 cents per ordinary share. The board also approved a special dividend No 1 of 100 cents per ordinary share. The two dividends will be paid out simultaneously.

SHAREHOLDERS' DIARY

Financial year-end	30 September
Salient dates for final dividend and special dividend payments	
Last date to trade cum-dividend	05 December 2003
Shares commence trading ex-dividend	08 December 2003
Record date	12 December 2003
Dividend payment date	15 December 2003
Annual general meeting	26 February 2004

Lending. I-ABCommerce yeseka amabhizinisi asafufusa inikezele ngomsebenzi wolwazi kulemakethe yamabhizinisi amancane. I-Quatro Trading ihlinzeka ngezimali zamasonto onke zohwebo emkhakheni wamabhizinisi angahlelekile ngoxhaxha lwabazisebenzayo abaphethe izitolo ezingaphakathi koluhhohho bezitolo abanjengoMetro noMakro. Umsebenzi ngqangi weCommercial Vehicle Finance ngukunikezela ngezimali ezesekelwe emafeni (izimboleko) ukusiza abanikazi bamatekisi ababhalisiwe ukuze bathole izimoto ezintsha

Isamba sesisonke sezimboleko mayelana nalama bhizinisi, ngokomhla ka 30 Septhemba 2003, sabe singu-R232 miliyoni. Ngokwengezelela, i-ABIL ihlinzeka osomabhizinisi abasafufusa nalabo asebezinzile ababencishwe amathuba phambilini ngamathuba amabhizinisi ukuthengisa imikhiqizo ye-African Bank ezindaweni ezibekelwe eceleni ezweni lonke ngalokho okubizwa nge Entrepreneur Service Points (ESPs). Ngomhla ka 30 Septhemba 2003, kwabe kunama-ESP ayishumi nanye, wonke aphethwe ngosomabhizinisi ababencishwe amathuba phambilini.

- **Ukufundiswa kwamakhasimende**
  I-ABIL iwubona lomsebenzi ofana namalungelo abasebenzisi njengamathuluzi abalulekile ukugqugquzela ukufinyeleleka kwemisebenzi yezezimali bese itshala ngokuyikho ezinhlelweni zamalungelo abasebenzisi. I-ABIL yawina umklomelo wokuqala ngomsebenzi wayo ophambili ekufundisweni kwabasebenzisi emncintiswaneni wabaBolekisi kaZwelonke ngo-2002, nokungumncintiswano waminyaka yonke ohlelwe yiMFRC.

- **Imikhiqizo yesigaba sokuqala**
  Izidingo ngqangi zemikhiqizo yesigaba sokuqala (ezingamaphuzu ayisishiyagalombili kwayishumi nesishiyagalombili) angeke zisebenze kwi-ABIL kanti-ke ngenxa yalokho kulindeleke ukuba inkomba ye-ABIL ishintshwe ukususa lokhu kwinkomba yonke.

- **Ukwesekelwa ngezimali zokuthuthukisa**
  I-ABIL angeke ibe nabunzima ekuhlangabezaneni nesimiselo sokutshala okumiselwe (uma lokhu sekuphothuliwe ngokwezimiso zoMqulu).

d) Inqubomgomo yokuthola imisebenzi

Inqubomgomo ye-ABIL mayelana nokutholakala kwemisebenzi ikhomba ukuchema okusobala ukuthola iphesenti eliphakeme lezinsiza ezinkampanini zabamnyama ezithuthukisiwe. Kulonyaka wezimali, izinkampani zabamnyama zasetshenziswa ekutholeni imisebenzi nezinsiza okungamaphesenti angamashumi amahlanu.

e) Ukwesekela izinhlelo zomphakathi

Izinhlelo zeqoqo zokwesekela umphakathi, ngokusebenzisa i-African Bank Foundation, zikhomba ukuzinikela kwenhlangano ukubhekela lezo zinhlelo ezizoholela ekutheni iningi labantu abamnyama babe nokuzimela ngoba ikholwa ngukuthi lokhu yindlela ebalulekile yokuthuthukisa abantu ngendlela eqhubekayo. IFoundation seyivele isebenzisa imali engaphezulu kwaleyo emiselwe nguMqulu woMkhakha wezeziMali okungu-0,5% ngonyaka enzuzweni etholakale emva kwentela.

7. Umbongo

I-ABIL inenhlanganisela engavamile yethalente, ukuzinikela kanye nokuzimisela kanye nokuzimisela kwabantu abangaphezu kuka-6 000 kuwowonke amazinga kukhonjiswa yimiphumela yethu.

Ngibonga amalungu eBhodi ngokucebisa kwawo okunokubuhlakani kanye nokuzinikela kulonyaka kanti egameni leBhodi ithimba labaphathi ababe nesandla esikhulu ekuqondiseni iqoqo ezikhathini ezinzima kuleminyaka emibili edlule. Iqoqo manje selimi ngomumo ukuphinde likhule limiselwe ezisekelweni ezizinzile neziqinile.

Njengeqoqo, siyakwazisa ukubaluleka futhi siyakubonga ukwesekelwa ngabanezabelo emsebenzini wethu – abanikazi zabelo, abasebenzi, abomthetho, ozakwethu kanye namakhasimende – nokuyibo abamisela ukukwazi kwethu ukukhula futhi sakhe umnotho kawonkewonke. Njengoba singena esigabeni esisha futhi esijabulisayo sokukhula kweqoqo, ukwesekelwa kanye nokuzinikela kwabobonke abanezabelo kuzoya ngokukhula ukubaluleka kwabo empumelelweni yethu.

Ashley Mabogoane

Financial results in international currencies

Currency adjusted group income statement

000	Rand 2003	Rand 2002	US dollar 2003	US dollar 2002	GB pound 2003	GB pound 2002	Euro 2003	Euro 2002
REVENUE								
Interest income on advances	**2 295 519**	2 005 388	**277 908**	188 123	**173 509**	127 976	**257 634**	205 050
Net assurance income	**246 804**	259 811	**29 879**	24 373	**18 655**	16 580	**27 700**	26 566
Non-interest income	**323 407**	299 580	**39 153**	28 103	**24 445**	19 118	**36 297**	30 632
TOTAL REVENUE	**2 865 730**	2 564 779	**346 940**	240 599	**216 609**	163 674	**321 631**	262 248
Charge for bad and doubtful advances	**(444 935)**	(553 228)	**(53 866)**	(51 898)	**(33 631)**	(35 305)	**(49 937)**	(56 567)
RISK ADJUSTED REVENUE	**2 420 795**	2 011 551	**293 074**	188 701	**182 978**	128 369	**271 694**	205 681
Other interest income	**143 131**	82 827	**17 328**	7 770	**10 819**	5 286	**16 064**	8 469
Interest expense	**(463 685)**	(389 181)	**(56 136)**	(36 509)	**(35 048)**	(24 836)	**(52 041)**	(39 794)
Operating costs	**(1 036 241)**	(938 367)	**(125 453)**	(88 027)	**(78 325)**	(59 883)	**(116 301)**	(95 948)
NET INCOME FROM OPERATIONS	**1 064 000**	766 830	**128 813**	71 935	**80 424**	48 936	**119 416**	78 408
Share of associate companies' income	**1 529**	6 778	**185**	636	**116**	433	**172**	693
NET INCOME BEFORE TAXATION	**1 065 529**	773 608	**128 998**	72 571	**80 540**	49 369	**119 588**	79 101
Indirect taxation:								
Value added tax and STC	**(84 947)**	(38 348)	**(10 284)**	(3 597)	**(6 421)**	(2 447)	**(9 534)**	(3 921)
Taxation	**(314 071)**	(227 629)	**(38 023)**	(21 354)	**(23 739)**	(14 526)	**(35 249)**	(23 275)
NET INCOME AFTER TAXATION	**666 511**	507 631	**80 691**	47 620	**50 380**	32 396	**74 805**	51 905
Minority interest	**(6 609)**	(8 765)	**(800)**	(822)	**(500)**	(559)	**(742)**	(896)
NET INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	**659 902**	498 866	**79 891**	46 798	**49 880**	31 837	**74 063**	51 009
Adjustments:								
Net goodwill amortised	**17 691**	12 839	**2 142**	1 204	**1 337**	819	**1 986**	1 313
Other capital items	**2 466**	(1 063)	**299**	(100)	**186**	(68)	**277**	(109)
HEADLINE EARNINGS	**680 059**	510 642	**82 332**	47 902	**51 403**	32 588	**76 326**	52 213
WEIGHTED NUMBER OF SHARES IN ISSUE (000)	**484 398**	488 939	**484 398**	488 939	**484 398**	488 939	**484 398**	488 939
HEADLINE EARNINGS PER SHARE	**140,4**	104,4	**17,0**	9,8	**10,6**	6,7	**15,8**	10,7
EARNINGS PER SHARE	**136,2**	102,0	**16,5**	9,6	**10,3**	6,5	**15,3**	10,4
RATE USED FOR CURRENCY CONVERSION								
Average rate	**1,00**	1,00	**8,26**	10,66	**13,23**	15,67	**8,91**	9,78

Currency adjusted group balance sheet

000	Rand 2003	Rand 2002	US dollar 2003	US dollar 2002	GB pound 2003	GB pound 2002	Euro 2003	Euro 2002
ASSETS								
Fixed assets	**193 719**	189 029	**27 913**	17 900	**16 787**	11 519	**24 005**	18 281
Investments in associates	**9 324**	17 605	**1 344**	1 667	**808**	1 073	**1 155**	1 703
Policyholders' investments	**53 682**	65 080	**7 735**	6 163	**4 652**	3 966	**6 652**	6 294
Goodwill	**20 463**	13 007	**2 949**	1 232	**1 773**	793	**2 536**	1 258
Deferred tax asset	**58 812**	63 459	**8 474**	6 009	**5 096**	3 867	**7 288**	6 137
Net advances	**4 399 746**	4 900 199	**633 969**	464 034	**381 261**	298 610	**545 200**	473 908
Gross advances	**6 314 097**	7 166 640	**909 812**	678 659	**547 149**	436 723	**782 418**	693 100
Provisions	**(1 914 351)**	(2 266 441)	**(275 843)**	(214 625)	**(165 888)**	(138 113)	**(237 218)**	(219 192)
Other assets	**109 735**	496 983	**15 812**	47 063	**9 509**	30 285	**13 598**	48 064
Taxation	**4 625**	21 325	**666**	2 019	**401**	1 300	**573**	2 062
Statutory assets – bank and insurance	**479 474**	421 751	**69 088**	39 939	**41 549**	25 701	**59 414**	40 788
Short-term deposits and cash	**1 148 562**	835 460	**165 499**	79 116	**99 529**	50 912	**142 325**	80 799
TOTAL ASSETS	**6 478 142**	7 023 898	**933 449**	665 142	**561 365**	428 026	**802 746**	679 294
LIABILITIES AND EQUITY								
Liabilities								
Life fund reserve	**80 326**	94 713	**11 574**	8 969	**6 961**	5 772	**9 954**	9 160
Structured loans and debentures	**2 251 180**	2 269 313	**324 378**	214 897	**195 076**	138 288	**278 957**	219 469
Liabilities to depositors	**884 485**	690 332	**127 447**	65 372	**76 645**	42 068	**109 602**	66 763
Other liabilities	**173 094**	1 040 840	**24 941**	98 564	**14 999**	63 427	**21 449**	100 662
Deferred tax liability	**10 576**	13 256	**1 524**	1 255	**916**	808	**1 311**	1 282
Taxation	**95 335**	219 411	**13 737**	20 778	**8 261**	13 371	**11 814**	21 220
Bank overdraft	**150**	19 846	**22**	1 879	**13**	1 209	**19**	1 919
TOTAL LIABILITIES	**3 495 146**	4 347 711	**503 623**	411 714	**302 871**	264 943	**433 106**	420 475
Capital and reserves								
Ordinary shareholders' funds	**2 788 751**	2 433 522	**401 837**	230 448	**241 661**	148 295	**345 570**	235 350
Outside shareholders' funds	**4 541**	55 990	**654**	5 302	**394**	3 412	**563**	5 415
Secondary capital	**189 704**	186 675	**27 335**	17 678	**16 439**	11 376	**23 507**	18 054
TOTAL CAPITAL AND RESERVES	**2 982 996**	2 676 187	**429 826**	253 428	**258 494**	163 083	**369 640**	258 819
TOTAL LIABILITIES AND EQUITY	**6 478 142**	7 023 898	**933 449**	665 142	**561 365**	428 026	**802 746**	679 294
RATE USED FOR CURRENCY CONVERSION								
Year-end rate	**1,00**	1,00	**6,94**	10,56	**11,54**	16,41	**8,07**	10,34

Case study #02



NAME: Ivy Moiloa
OCCUPATION: Administration officer, Diepsloot

"It was difficult for me to start again as a single parent of two. I was impressed with the African Bank offering and the service and advice from the bank's helpful employees. I have now consolidated my debt and am working towards buying my own home next year – a dream come true for my family."

Management discussion

Overview

Key features of this set of results include:

- Headline earnings increased to R680,1 million
- African Bank's credit rating upgraded to zaA- (long-term) and zaA1 (short-term)
- A R1,0 billion ABL2-bond raised by African Bank
- Group capital adequacy increased from 38,1% to 44,5%
- Costs (excluding the Saambou PLB) lower than in 2002
- Return of R863 million to shareholders through:
  - An ordinary dividend of 56 cents declared for the year, 86,7% higher than the 30 cents per share paid in 2002
  - A special dividend of 100 cents per share declared
  - A R124 million share buy-back at 595 cents per share (ex dividend) in May 2003.

Financial summary

Headline earnings for the year ended 30 September 2003 increased to 140,4 cents per share (2002: 104,4 cents) or to R680,1 million (2002: R510,6 million).

ABIL distinguishes between books on which lending takes place ("lending books"), and books that are merely collected and on which no new advances take place ("paydown books").

The performance for the group during the 12-month period for 2003 was mainly influenced by:

- a 14,5% increase in interest income on advances, as a result of the contribution from the Saambou PLB book, the lending books that grew by 12,5% on the back of a 15,4% growth in sales volumes and risk-adjusted yields that improved to 44,7% (2002: 38,4%). The latter was aided by a changing mix in the portfolio to higher margin retail debit order business and lower charges for bad debts as the effects of the credit bubble started to diminish;
- a 4,5% increase in the net financing costs, as interest-bearing liabilities and the cost thereof increased over the period. This was partially offset by the building up of significant cash balances. Average cash for the year was R1,2 billion (2002: R806 million);
- costs that have been contained, with year-on-year costs lower than in 2002 excluding the acquired Saambou PLB costs; and
- secondary tax on companies (STC) increasing to R33 million as a result of increased dividend payments.

Looking ahead

Sales on the lending books are expected to remain robust and should largely compensate for the decline in the paydown books over the coming year. Gross yields are expected to continue to increase as lower yielding paydown books are replaced with higher yielding debit order business. Bad debt charges to the income statement should remain steady at current levels and ABIL will continue to focus on reducing its operating costs. The outlook for both return on assets and return on equity is positive.

Investors should note that the special dividend of 100 cents per share will attract R60,5 million of STC, which will likely be accounted for as a tax charge in the 2004 year. This will reduce potential earnings per share by 12,5 cents for the six months to 31 March 2004.

The challenges and focus areas for the coming year will be:

- continued refining of credit underwriting with specific emphasis on the further development of behavioural scorecards to better differentiate the pricing to our clients;
- enhanced collection processes and progress on the rehabilitation of clients in financial distress;
- further cost reductions in both African Bank Retail and Specialised Lending;
- the harmonising of governance structures across the group;
- further progress in the employment equity objectives at executive and senior management levels;
- exploring new products and markets under the leadership of a dedicated innovation unit; and
- the integration of sustainability objectives and targets across the group.

Return on assets and return on equity model

All amounts in R million	12 months September 2003	12 months September 2002
Gross interest income	**2 295,5**	2 005,4
Net assurance income	**246,8**	259,8
Other income	**323,4**	299,6
Total income	**2 865,7**	2 564,8
Charge for credit losses	**(444,9)**	(553,2)
Risk adjusted income	**2 420,8**	2 011,6
Operating expenses	**(1 036,2)**	(938,4)
Net financing costs	**(320,6)**	(306,4)
Associate and other	**1,5**	6,8
Net income before tax	**1 065,5**	773,6
Taxation	**(399,0)**	(266,0)
Net income after tax	**666,5**	507,6
Minorities and non-headline	**13,6**	3,0
Headline earnings	**680,1**	510,6
Headline EPS	**140,4**	104,4
Average gross interest-bearing advances	**5 414,8**	5 237,7
Average total assets	**6 444,5**	5 735,2
Average ordinary shareholders' capital	**2 628,2**	2 189,7

	12 months ended 30 September 2003	12 months ended 30 September 2002
Yield/advances	42,4%	38,3%
Assurance/advances	4,6%	5,0%
Other income/advances	6,0%	5,7%
(Yield + assurance + other income)/advances	52,9%	49,0%
less Bad debts/advances	(8,2%)	(10,6%)
equals Risk-adjusted margin	44,7%	38,4%
less Opex/advances	(19,1%)	(17,9%)
Financing costs/advances	(5,9%)	(5,8%)
Associate/advances	0,0%	0,2%
equals Operating margin	19,7%	14,8%
multiply 1 – Tax rate	63%	66%
	12,3%	9,7%
+ Min and non-HL	0,3%	0,0%
=	12,6%	9,7%
multiply Advances/total assets	84,0%	91,3%
= Return on assets	10,6%	8,9%
multiply Gearing	2,5	2,6
= Return on equity	25,9%	23,2%

	2003	2002
Bad debts/margin	19,4%	27,6%
Cost/income	36,2%	36,6%
Risk adj cost/inc	42,8%	46,6%

Capital, cash flow and funding

Capital management

Effective capital management is a key determinant in the sustainability of any bank. The strength of this process was most evident when in 2002 ABIL withstood the liquidity and confidence crisis that swept the banking sector, and emerged stronger and well positioned to participate in the consolidation process that followed.

Capital optimisation requires the careful balancing of two key factors, namely capital adequacy and return on equity.

Capital adequacy

While the Banks Act sets a minimum level of capital of 10% to risk weighted assets, ABIL operates in an environment in which it believes higher levels should be maintained. Capital is required to ensure that there is a sufficient risk cushion to protect the balance sheet from shocks as well as to provide a sufficient level of credit enhancement for the raising of debt at competitive rates.

The capital adequacy for ABIL as at 30 September 2003 was 44,5% (2002: 38,1%).

Capital adequacy

	African Bank		ABIL Group	
R000	**Sep 03**	Sep 02	**Sep 03**	Sep 02
Total assets				
On-balance sheet assets	**6 427 349**	6 641 547	**6 478 142**	7 023 898
Off-balance sheet assets	**155 724**	173 099	**96 876**	146 406
	6 583 073	6 814 646	**6 575 018**	7 170 304
Total risk weighted assets	**5 442 172**	5 999 151	**6 239 830**	6 971 408
Total capital				
Tier 1	**2 088 061**	1 874 592		
Tier 2	**131 279**	164 115		
Total	**2 219 340**	2 038 707	**2 775 073**	2 654 015
	%	%	**%**	%
Capital adequacy				
Tier 1	**38,4**	31,3		
Tier 2	**2,4**	2,7		
Total	**40,8**	34,0	**44,5**	38,1

ABIL has stated in the past that the build up of capital over the last two years was excessive, and that given the necessary steps of a credit rating upgrade and a new benchmark debt issue, it would set about addressing the surplus capital.

In arriving at an optimal level of capital to be maintained, ABIL has developed the following methodology which is applied to its different asset classes as set out below:

- Non-performing loans – these are assets that are considered impaired and for accounting purposes are provided for in terms of AC133. The group however considers it prudent to maintain capital equal to 100% of the residual NPLs that are not covered by the total provisions held.
- Performing loans – these assets, while fully performing, contain inherent risk of default within them and the group believes that it should maintain capital equal to three times the average annual credit losses expected on these loans. The expected losses are a function of the credit vintage charts and the net collections recoveries. Current expected credit losses for the group are approximately 8,2%. Both these parameters are assessed and updated on a periodic basis and should result in lower capital being held for these assets over time.
- Cash reserves – these are primarily invested with A1 banks and hence a capital ratio of 4% is maintained.
- Goodwill – 100% capital is maintained.
- Other assets – capital of 20% is maintained.

The above may be represented in the following table:

Capital adequacy model

	R000	Capital %	Required capital
Non-performing loans	2 625 275		
Less provisions	(1 914 351)		
Net book value	710 924	100,0	710 924
Performing loans	3 688 822	24,6	907 450
Cash reserves	1 628 036	4,0	65 121
Goodwill	20 463	100,0	20 463
Other assets	429 897	20,0	85 980
Off balance sheet assets	96 876	20,0	19 375
Insurance company CAR			77 877
Total assets	6 575 018		
Group risk weighted assets (per above)	6 239 830	30,2	1 887 190
Actual capital		44,5	2 775 073
Surplus capital		14,2	887 883

The group is committed to bringing the capital ratio down towards the optimal level over the medium term. This implies a surplus capital position of R887,9 million as at 30 September 2003. The transition from the current levels to the target range will be managed to ensure smooth yet decisive progress towards the target, with careful consideration of the impact on funding and credit rating stability.

The first step in this process has been the declaration by the group of a special dividend of 100 cents per share and the maintenance of a lower dividend cover on the ordinary dividends. The full financial impact of the special dividend is set out below.

Return on equity

Return on assets (RoA) improved from 8,9% to 10,6% (target 10%) while the impact of surplus capital resulted in an average gearing of 2,5 times, yielding a return on equity (RoE) of 25,9% against the prior year of 23,2%. The targeted capital ratio of 30% would result in a gearing of approximately three times and would put the group at its targeted RoE of 30%. On a pro forma basis, had the special dividend been paid at the beginning of the financial year, the RoA would increase to 10,8% and the RoE would increase to 30,4%.

Utilisation of excess capital

Given the targeted capital ratio described above, the group set about dealing with surplus capital in the following order of priority:

- Organic growth – while the overall level of gross advances has continued to decline, much of this is as a result of the various paydown books, including the Saambou PLB. The increased sales over the last six months has started to feed into growth in the main lending books and the group is confident that this momentum will continue over the medium term.
- Acquisition growth – the group is committed to only consider acquisition strategies that fit its core competence and focus, and while a number of opportunities were examined no deals materialised.
- Share buybacks – the group believes that buybacks should ideally be used as a capital management tool if the share is trading at around net asset value (NAV) levels. Accordingly, an opportunity occurred during the year to buy back 20 million shares at a net price of 595 cents, which was 7 cents above the year-end NAV per share of 588 cents. The shares will be cancelled at the next annual general meeting.
- Ordinary dividends – the group maintains a dividend cover which is a function of the RoE and medium term asset growth prospects. The current year's dividends have been increased substantially to 56 cents, yielding a dividend cover of 2,5 times.
- Special dividends – in light of the significant surplus capital backed by strong cash reserves, the group has declared a special dividend to shareholders of 100 cents per share.

Impact of the special dividend

For purposes of comparative analysis, the impact of the special dividend is set out below. The pro forma analysis is calculated assuming the special dividend was paid on 1 October 2002.

Impact of special dividend

			Impact R000
ASSUMPTIONS			
Dividend	cents	100	
Average number of shares	000	484 398	
Average interest rate	%	11,7	(56 745)
Tax rate	%	30,0	17 023
Net effect on headline earnings (excluding STC)			(39 721)
Net effect on net asset value (dividend, lost earnings and STC paid)			(584 669)

	As reported	Pro forma	%
IMPACT ON RATIOS			
Headline EPS (excluding STC)	140,4	132,2	(5,8)
Return on assets (%)	10,6	10,8	
Return on equity (%)	25,9	30,4	
Net asset value per share	588,1	467,4	(20,5)
ABIL Group capital adequacy (%)	44,5	35,1	

Funding

CA-Ratings upgraded its domestic long-term rating for African Bank to zaA- (indicating a "strong" ability to meet long-term obligations) and its short-term rating to zaA1 (indicating a "very strong" ability to meet short-term obligations). African Bank's previous ratings were zaBBB+ (long-term) and zaA2 (short-term). The rerating had a positive impact on the group's ability to raise funds and has reduced its cost of funding. African Bank raised R1 billion under its domestic medium-term note programme (DMTN) on the back of the rerating. The corporate bond, with a coupon of 11,75%, matures in September 2006. The proceeds of the bond have been used to settle some expensive debt, to repay existing facilities which improved flexibility and the balance will be used to fund growth into 2004.

Cash reserves

In addition to the R479 million in statutory and prudential cash reserves (liquid and insurance prudential investments), the group has R1,1 billion in available cash reserves as at 30 September 2003. This will reduce to R613 million after the payment of the special dividend and STC. As at 30 September 2002 the group had R835 million in cash reserves, and after paying the full proceeds of the Saambou PLB acquisition of R1 billion, has generated an additional net R1,3 billion in the year to 30 September 2003, underlining the strong cash generative capability of the group.

Advances, sales and clients

Advances

There are a number of contrasting trends within the ABIL advances portfolio, which when looked at in aggregate, may distort the outlook. Thus the gross advances have been classified into two main portfolios:

- Lending books – These comprise the main lending activities of African Bank Retail (up 11,2%) and the books within the Specialised Lending division which are continuing businesses (up 19,1%). African Bank Retail debit order loans now form the biggest portfolio on the balance sheet and the Standard Bank JV continues to grow strongly, albeit off a low base. Increased sales and new product offerings have resulted in a 27,9% increase in Credit Indemnity's book. During the period, the performing payroll portion of the Saambou PLB was transferred and integrated into African Bank Retail. The effect was to increase the growth on the overall lending books from 8,8% to 12,5%. Ignoring this transfer, African Bank Retail lending books have accelerated from 3,6% annualised growth in the quarter ending 30 June 2003 to 6,8% by 30 September 2003. Given the recent vibrant sales trends, the group believes that growth in the lending books in 2004 will exceed that achieved this year.
- Paydown books – These comprise the acquired Saambou PLB and Persal portfolios on which no new lending is taking place as well as the businesses in Specialised Lending which are being wound down. These portfolios will continue to decline during 2004 at similar rates to this year.

The net effect of these dynamics for the current year was that average gross interest-bearing advances increased from R5 238 million to R5 415 million.

Gross advances portfolio mix
(R million)



8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
1999
2000
2001
2002
2003
3 671
272
4 383
880
3 579
209
2 396
1 524
3 038
209
1 473
2 242
2 367
232
SMME
Payroll business
Retail/debit order business
Saambou PLB

The retail debit order advances continue to become a far more significant part of the business and this transformation in the mix of advances will persist over the next few years. The increasing proportion of retail debit order products in the portfolio is having a positive impact on the gross yields.

Advances analysis

R000	% growth	30 September 2003	30 September 2002
LENDING BOOKS	12,5	**4 137 734**	3 678 355
African Bank Retail	11,2	**3 430 358**	3 084 305
Payroll – corporates and other	(16,8)	**1 503 814**	1 806 908
Retail debit order	51,5	**1 761 261**	1 162 426
Standard Bank joint venture	43,8	**165 283**	114 971
Specialised Lending	19,1	**707 376**	594 050
Credit Indemnity	27,9	**315 641**	246 711
Miners Credit Guarantee	(3,1)	**270 785**	279 360
Commercial Vehicle Finance	71,3	**114 399**	66 797
ABCommerce	n/a	**5 008**	–
Quatro	30,5	**1 543**	1 182
PAYDOWN BOOKS	(37,6)	**2 176 363**	3 488 285
African Bank Retail	(38,3)	**1 930 597**	3 127 826
Persal	(37,5)	**457 543**	731 559
Saambou PLB	(38,5)	**1 473 054**	2 396 267
Specialised Lending	(31,8)	**245 766**	360 459
Gilt Edged Management Services	(35,2)	**135 220**	208 560
African Contractor Finance	(21,6)	**110 546**	141 028
Safrich	(100,0)	–	10 871
Total	(11,9)	**6 314 097**	7 166 640
Average gross interest-bearing advances	3,4	**5 414 818**	5 237 697

Advances walkforward analysis (African Bank Retail)

R000	Lending books	Persal	Saambou PLB	Total
Gross advances as at 30 September 2002	3 084 305	731 559	2 396 267	6 212 131
New loans granted – First half	1 005 944	0	0	1 005 944
– Second half	1 209 789	0	0	1 209 789
Loans transferred (note 1)	208 355	0	(208 355)	0
Net receipts	(1 677 604)	(171 493)	(476 269)	(2 325 366)
Interest, charges and adjustments	1 139 433	97 611	517 613	1 754 657
Gross cash receipts	(2 817 037)	(269 104)	(993 882)	(4 080 024)
Bad debts written off	(400 431)	(102 524)	(238 589)	(741 544)
Balance as at 30 September 2003	**3 430 358**	**457 543**	**1 473 054**	**5 360 955**

Note 1: Payroll loans converted onto African Bank systems in June 2003.

Advances analysis – number and average size of loans

		As at 30 September 2003			As at 30 September 2002		
	% growth in number of loans	**Gross advances balance out-standing R million**	**Number of active loans 000**	**Average balance out-standing Rand**	Gross advances balance out-standing R million	Number of active loans 000	Average balance out-standing Rand
LENDING BOOKS	8,5	**4 137,7**	**1 145,2**	**3 613**	3 678,4	1 055,1	3 486
African Bank Retail	9,9	**3 430,4**	**745,3**	**4 602**	3 084,3	678,0	4 549
Payroll	(22,3)	**1 503,8**	**270,0**	**5 570**	1 806,9	347,7	5 197
Retail/debit order	43,8	**1 761,3**	**414,3**	**4 252**	1 162,4	288,1	4 035
Standard Bank joint venture	44,6	**165,3**	**61,1**	**2 706**	115,0	42,2	2 722
Specialised Lending	6,0	**707,4**	**399,8**	**1 769**	594,1	377,1	1 575
Credit Indemnity	8,8	**315,6**	**225,4**	**1 400**	246,7	207,3	1 190
Miners Credit Guarantee	2,5	**270,8**	**173,2**	**1 563**	279,4	169,0	1 653
Commercial Vehicle Finance	52,0	**114,4**	**1,2**	**96 134**	66,8	0,8	85 309
Other		**6,6**	**n/a**	**n/a**	1,2	n/a	n/a
PAYDOWN BOOKS	(42,1)	**2 176,4**	**306,3**	**7 105**	3 488,3	529,5	6 588
African Bank Retail	(38,8)	**1 930,6**	**269,5**	**7 164**	3 127,8	440,3	7 104
Persal	(51,1)	**457,5**	**80,7**	**5 668**	731,6	165,1	4 432
Saambou PLB	(31,4)	**1 473,1**	**188,8**	**7 803**	2 396,3	275,2	8 707
Specialised Lending	(58,7)	**245,8**	**36,8**	**6 671**	360,5	89,2	4 042
Gilt Edged Management Services	(53,3)	**135,2**	**36,6**	**3 699**	208,6	78,3	2 662
African Contractor Finance	22,9	**110,5**	**0,3**	**389 246**	141,0	0,2	610 511
Safrich		**0,0**	**n/a**	**n/a**	10,9	10,6	1 025
Total	(8,4)	6 314,1	1 451,5	4 350	7 166,6	1 584,5	4 523

Sales analysis – number and average size of loans

	Value of loans written R million	Number of loans 000	Average loan size Rand	Average loan term Months	Number of new loans % new clients	% repeat client
12 months ended 30 September 2003						
AFRICAN BANK RETAIL	**2 215,7**	**370,5**	**5 980**		**40**	**60**
Payroll	**454,4**	**53,7**	**8 462**	**28**	**41**	**59**
Retail/debit order	**1 565,2**	**269,5**	**5 808**	**16**	**35**	**65**
Standard Bank joint venture	**196,1**	**47,3**	**4 146**	**17**	**67**	**33**
SPECIALISED LENDING	**1 322,6**	**1 028,9**	**1 286**		**14**	**86**
Credit Indemnity	**772,5**	**601,5**	**1 284**	**5**	**19**	**81**
Miners Credit Guarantee	**462,2**	**426,8**	**1 083**	**8**	**7**	**93**
Commercial Vehicle Finance	**88,0**	**0,6**	**140 790**	**36**	**86**	**14**
Total	**3 538,3**	**1 399,4**	**2 529**		**21**	**79**
% increase on 2002	**15,4**	**8,0**	**6,9**			
12 months ended 30 September 2002						
AFRICAN BANK RETAIL	1 894,4	302,8	6 256			
Payroll	699,9	80,3	8 711	28		
Retail/debit order	1 028,1	186,5	5 514	16		
Standard Bank joint venture	166,5	36,0	4 623	17		
SPECIALISED LENDING	1 170,7	992,7	1 179			
Credit Indemnity	721,8	591,9	1 219	3		
Miners Credit Guarantee	439,9	400,7	1 098	6		
Commercial Vehicle Finance	9,0	0,1	176 255	32		
Total	3 065,2	1 295,5	2 366			

Throughout the period of market instability that led to the demise of Saambou and UniFer, the ABIL Group maintained a very conservative stance to credit granting and shortened the term of loans. This had a negative impact on sales and ultimately the advances portfolio.

As market conditions improved towards the end of 2002, the group began to carefully adjust the credit criteria, which on the back of strong demand for credit from our clients has had a positive impact on sales during the course of 2003 without a concomitant increase in default rates.

The growth in the size of the lending books was achieved through an increase in the number of loans granted (up 8,0%) and a higher average size of loans (up 6,9%).

Turnover for the group on the lending books increased 15,4% to R3 538,3 million (2002: R3 065,2 million). The group sold 1,4 million new loans, of which 1,1 million loans were to clients who have done business with the group before and have chosen to support it again. The group also managed to attract 290 000 new clients.

Sales for African Bank Retail for the second half of the year were R1,2 billion, an increase of 20% over the R1,0 billion of the first half.

African Bank Retail sales
(Indexed)


180
160
140
120
100
80
60
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
○ 2002
◑ 2003
The 2002 sales exclude R152 million of once-off Persal consolidation loans in October to December

African Bank Retail has a fairly even mix of repeat clients (60%) and new clients (40%). In the shorter-term products of CI and MCG, the repeat client ratios are much higher at 81% and 93% respectively.

The average term for new loans in African Bank Retail has remained static. In CI and MCG the average term increased as these businesses extended their range of products to include longer-term products to clients with a proven credit history with the businesses.

Portfolio underwriting margin, costs and tax

Portfolio underwriting margin

The group focuses on managing the risk-adjusted yield, being the overall yield on the advances portfolio less net credit losses, as the main measure of underwriting efficiency.

As anticipated, the overall yield on the advances book (being interest, insurance and fees), increased in the past twelve months to 52,9%, compared to 49,0% in 2002. The improvement was the result of the changing mix in the portfolio to higher yielding debit order products and the pay down of lower yielding books. The risk-adjusted yield during this period was also positively influenced by the decrease in the charge for provisions and bad debts and accordingly increased from 38,4% to 44,7%.

Net financing costs were flat for the year, with interest earned on cash compensating for higher funding costs. The average cost of funds increased from 13,5% to 14,5% during 2003, although this should begin to decline as the effect of the lower interest rates feeds through.

The net effect of the movements in these profit drivers is that the operating margin increased by 33% from 14,8% in 2002 to 19,7% in 2003.

Operating efficiency

The cost-to-income ratio at ABIL is 36,2%, relative to the 36,6% in September 2002. Overall, ABIL's costs, after adjusting for the R100 million in increased costs from the acquisition of the Saambou PLB, were flat on that for 2002.

African Bank Retail's cost reduction programme continued to prove effective and yielded operating expenses

Operating margin analysis
(% gross interest-bearing advances)


58,4
25,8
52,7
23,7
48,2
25,0
49,0
14,8
52,9
19,7
9,8
13,1
9,7
6,9
14,0
8,1
0,1
18,5
4,6
10,6
17,9
5,8
8,2
19,1
5,9
1999
2000
2001
2002
2003
Net financing costs
Operating expenses
Charge for bad debt
Operating margin

excluding the Saambou PLB acquisition for the year to September 2003, some 7% lower than the comparable period to September 2002. Including the acquisition, the business managed to bring down its cost-to-income ratio from 33,0% to 31,3%.

Specialised Lending's costs increased by 10,8% over the financial year. Its cost-to-income ratio is 45,8%, which is higher than the 42,3% in September 2002. The reorganisation and divisionalisation of the unit will reverse this trend.

While these cost-to-income ratios appear competitive, the group also manages its costs on a cost-to-assets basis. The latter ratio climbed from 17,9% in September 2002 to 19,1% in September 2003, as a direct result of the rapid reduction in the pay down books. The group has initiated strategies including the integration of the Collections businesses (Saambou and African Bank), the divisionalisation of the Specialised Lending operations and other cost cutting drives, that have started to have an impact on this ratio and will continue into 2004.

Taxation

The total taxation charge has increased from 34,4% to 37,4% over the period. Apart from the 29,4% normal tax charge on profits, the group paid R33,0 million (2002: R9,3 million) in STC and R51,9 million (2002: R29,1 million) in apportioned input VAT disallowed, which added 3,1% and 4,9% respectively to the tax charge. (Refer page 34 for a discussion on STC charges).

Asset quality – NPLs, provisions and credit losses

Non-performing loans

Non-performing loans (NPLs) are defined as loans that have more than three instalments in arrears. NPLs decreased by R364,4 million from R2 989,7 million in September 2002 to R2 625,3 million in September 2003. NPLs in African Bank Retail declined by R425,3 million (15,4%) while NPLs in the lending books of Specialised Lending declined by R3,9 million. NPLs in the paydown books of Specialised Lending increased by R64,7 million. The latter was entirely attributable to GEMS and ACFC which are in the process of being wound down.

The decrease in NPLs and resultant decline in provisions was as a result of:

- an improving credit environment, which resulted in a decline in new non-performing loans. The vintage chart of African Bank Retail reflects that the twelve month non-performing capital default rate has dropped from almost 17% in 2001 to 9,5% by 2003;
- write-offs against 100% provisions of R875 million, being 13,1% of average gross advances;
- increasing cash collections on the non-performing portfolio.


NPLs
R million
3 500
3 000
2 500
2 000
1 500
1 000
500
0
2 990
228
1 382
1 381
2 905
243
1 229
1 433
2 781
252
1 157
1 372
2 714
280
1 100
1 334
2 625
288
1 048
1 289
Sep 02
Dec 02
Mar 03
Jun 03
Sep 03
African Bank
Saambou PLB
Specialised Lending

Asset quality analysis as at 30 September 2003

R000	African Bank Retail September 2003	African Bank Retail September 2002	Specialised Lending September 2003	Specialised Lending September 2002	Total September 2003	Total September 2002
ADVANCES						
Performing	**3 024 159**	3 450 076	**664 663**	726 902	**3 688 822**	4 176 978
Non-performing	**2 336 796**	2 762 055	**288 479**	227 607	**2 625 275**	2 989 662
Total	**5 360 955**	6 212 131	**953 142**	954 509	**6 314 097**	7 166 640
PROVISIONS AND RESERVES						
Portfolio provision	**20 417**	31 708	**9 643**	24 529	**30 060**	56 237
Balance at beginning of period	**31 708**	108 101	**24 529**	44 474	**56 237**	152 575
Provisions released	**(11 291)**	(89 393)	**(14 886)**	(26 881)	**(26 177)**	(116 274)
Acquisitions	**0**	13 000	**0**	6 936	**0**	19 936
Specific provisions	**1 575 073**	1 960 700	**218 393**	162 116	**1 793 466**	2 122 816
Balance at beginning of period	**1 960 700**	204 090	**162 116**	69 285	**2 122 816**	273 375
Acquisitions/transfers	**0**	1 768 624	**0**	8 040	**0**	1 776 664
Provisions raised	**355 917**	453 313	**189 743**	259 533	**545 660**	712 846
Bad debts written off	**(741 544)**	(465 327)	**(133 466)**	(174 742)	**(875 010)**	(640 069)
Stangen credit life reserves	**88 466**	85 607	**2 359**	1 781	**90 825**	87 388
Total provisions	**1 683 956**	2 078 015	**230 395**	188 426	**1 914 351**	2 266 441
Other insurance coverage	**46 665**	109 464	**0**	0	**46 665**	109 464
Total provisions and reserves	**1 730 621**	2 187 479	**230 395**	188 426	**1 961 016**	2 375 905
	12 months Sep 03	12 months Sep 02	**12 months Sep 03**	12 months Sep 02	**12 months Sep 03**	12 months Sep 02
INCOME STATEMENT CHARGES						
Net charge for bad and doubtful debt	**286 167**	344 115	**158 768**	209 113	**444 935**	553 228
Portfolio provision	**(11 291)**	(89 393)	**(14 886)**	(26 881)	**(26 177)**	(116 274)
Specific provisions	**355 917**	453 313	**189 743**	259 533	**545 660**	712 846
Recoveries	**(58 459)**	(19 805)	**(16 089)**	(23 539)	**(74 548)**	(43 344)
	%	%	**%**	%	**%**	%
RATIOS						
NPLs as a % of total advances	**43,6**	44,5	**30,3**	23,8	**41,6**	41,7
Total provisions as % of NPLs (NPL cover)	**74,1**	79,2	**79,9**	82,8	**74,7**	79,5
Specific provisions as % of total advances	**29,4**	31,6	**22,9**	17,0	**28,4**	29,6
Portfolio provisions as % of total advances	**0,4**	0,5	**1,0**	2,6	**0,5**	0,8
Credit life reserves as % of total advances	**2,5**	3,1	**0,2**	0,2	**2,2**	2,7
Total provisions and reserves as % of total advances	**32,3**	35,2	**24,2**	19,7	**31,1**	33,2
Income statement charge for bad debt as % of average gross interest-bearing advances	**6,4**	5,4	**16,6**	21,3	**8,2**	10,6
Bad debt write-offs as % of average gross advances	**13,0**	7,3	**14,0**	18,2	**13,1**	12,2
Bad debt recoveries as a % of write-offs	**7,9**	4,3	**12,1**	13,5	**8,5**	6,8

The improved credit conditions are evident in the following graph, which indicates that the vintages (being the percentage of loans by value in any month of sales reaching non-performing status) have declined steadily over the last two years.



Vintage chart for African Bank Retail
(Non-performing loans as % of original principal debt)
20
15
10
5
0
4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24
Months on book
200101
200205
200103
200207
200105
200209
200107
200211
200109
200301
200111
200303
200201
200305
200203

The graph below depicts the current NPL portfolio (active and written off) by loan start date. It reflects very clearly the period of credit over-extension in 2001 (credit bubble), which resulted in the demise and exit of Saambou and UniFer, and the subsequent decline in NPLs as the market normalised.



African Bank Retail (excl Saambou) – NPLs spread by loans start date
R million
100
90
80
70
60
50
40
30
20
10
0
Saambou and UniFer exit lending
Loans not yet mature to full extent of NPLs
Decision to reduce Persal exposure
Saambou and UniFer aggressive lending
Jan 00
Mar 00
May 00
Jul 00
Sep 00
Nov 00
Jan 01
Mar 01
May 01
Jul 01
Sep 01
Nov 01
Jan 02
Mar 02
May 02
Jul 02
Sep 02
Nov 02

Provisions

Provision coverage of NPLs decreased from 79,5% to 74,7%, mainly as a result of heavy bad debt write-offs against the portion of the non-performing book that is 100% provided for and improved cash collections during the year. The provisions have been calculated in accordance with AC133 and accordingly the general provision previously held has been reduced to approximate the Banks Act minimum and has been renamed the portfolio provision. The balance, being R26,2 million, was transferred to the specific provision.

In addition, other insurance coverage declined, mainly as a result of the credit life cover on the Saambou PLB declining as loans matured. Overall, the following table demonstrates that after write-offs of R875 million, the group created specific provisions of R545,6 million against new NPLs of R510,6 million, a coverage ratio of 107%.

The group will continue to maintain a conservative stance with regard to provisions on NPLs for the foreseeable future.

Analysis of NPL and provision movements

R000	NPLs	Specific provisions
Balance as at 30 September 2003	**2 625 275**	**1 793 466**
Balance as at 30 September 2002	2 989 662	2 122 816
Net movement	(364 387)	(329 350)
Add back bad debts written off	875 010	875 010
Gross increase for the period	510 623	545 660
Increase in specific provisions as a % of increase in NPLs (%)		106,9

Collections

The African Bank Collections business unit has, for the first part of the financial year, been operating as two separate units, one focused on African Bank collections and one focused on the collection of the personal loans book acquired from Saambou Bank. This was a conscious strategy aimed at maximising the recoveries on the Saambou PLB, while still maintaining the stability of the African Bank collections efforts. The process of integration started in April 2003 and should be finalised during November 2003.

The division has invested heavily in technology during the financial year. This investment has been channelled primarily into two areas: firstly, the acquisition of a sophisticated collections software solution and, secondly, the acquisition of various components of software to improve the efficiency of the call centre activities.

Collection efforts during the year have been rewarded through steadily improving cash collection rates in all environments as collection processes have matured. Based on an analysis of the NPLs in African Bank Retail as at 30 September 2002 of R2 762,1 million, cumulative cash received on these loans in the 12 months to 30 September 2003 amounted to R358,1 million, 13% of the balance outstanding or 65% of net NPLs after provisions. This rate of cash collections (adjusted to present values), implies an average 30 months to collect the residual value of the NPLs for African Bank Retail.

Recoveries of bad debts written off previously almost doubled in 2003, from R43,3 million in 2002 to R74,5 million.

The average collection rate on the Saambou PLB to 30 September 2003 was 69,3%, with the latest monthly collection rate at 65,4%, still running ahead of original projections.

ABIL is endeavouring to discover ways in which to unlock the cash owed by clients who continue to default despite all recovery efforts, both in the active book and the written-off book. To this end specific research has been commissioned, the outcome of which may result in certain collection strategy changes. In addition, efforts are taking place with regards to the rehabilitation of defaulting clients, especially the overlapped clients in the Saambou PLB. This will be enhanced when the final conversion of those loans take place in the first quarter of the 2004 financial year.

Segmental analysis

African Bank Retail

Total income for this business was up 15,7% to R2,1 billion which was achieved through a combination of higher gross advances due to the inclusion of the Saambou PLB for the whole year and increased yields due to the increased proportion of retail debit order products.

Bad debt charges declined from 8,1% of advances to 6,4% due to improved credit conditions. Operating expenditure was up 9,5% for the year. However, after adjusting for the costs acquired in the Saambou business, organic costs declined by 7%.

Headline earnings for the unit were up 40% to R599,9 million from R428,6 million in 2002.

Non-performing loans were down 15,3% to R2,3 billion and provision coverage declined from 79,2% to 74,1%, mainly due to high levels of loan write-offs.

Specialised Lending

Total income was up 2,3% for the year, as strong growth in the ongoing businesses was offset by declining revenues in the businesses being sold or wound down.

The bad debt charge has declined from the high levels of 2002. However, the division is still being affected by the higher charges on the businesses being wound down. The impact of this should reduce significantly in 2004.

Operating expenditure increased over the year and is being addressed through the divisionalisation process as well as a number of cost reduction and efficiency drives. Due to the nature of its products and markets, this division does operate at a higher cost-to-asset ratio, however this is compensated for through higher margins.

Specialised Lending headline earnings were 15,6% higher at R122,2 million (2002: R105,7 million), mainly as a result of a strong performance from Credit Indemnity. The result was negatively impacted by the losses in GEMS and ACFC, both businesses which are being wound down. The impact of these wind down businesses should be eliminated into 2004 and thus the prospects for growth in this division's headline earnings are promising.

Please refer to appendix C and D on pages 128 to 129 for more information.

Accounting policies and tax

AC133 – Financial Instruments: Recognition and Measurement

ABIL has incorporated AC133 into its final results for the 12 months ended 30 September 2003. It is a prospective statement, which does not require restatement of the comparative results.

The statement deals primarily with the recognition and valuation of financial instruments (referred to as the fair value of certain assets and liabilities) as well as prescribing the accounting treatment for any hedges a company may hold against any of its assets and liabilities.

The only area of potential major impact for ABIL is the recognition, measurement and valuation of the advances portfolio and related provisioning. This is an area where there is much debate around the interpretation of the statement, and as few banks have disclosed full results incorporating the impact of AC133, it is likely that such debate will continue for some time. ABIL has used the following principles for the adoption of the statement:

- All advances are measured at cost and accounted for on a cost amortisation basis (constant accrual of the yield to maturity on a time basis);
- AC133 prescribes that an impairment test be performed on all assets or portfolios of assets and, if positive, then an impairment provision be raised against the asset or portfolio. Such impairment provision will be based on an assessment of the present value of all future recoveries from the asset. In the case of ABIL, save for credit life, all loans are unsecured, and therefore this provision is based purely on the anticipated recoveries from the debtor;
- ABIL's credit management process uses credit risk pricing in assessing the levels of interest rates for its various products, such that the inherent risk of default is covered by the risk premium charged on the loan. The accrual of interest including the credit risk premium will cover future credit losses as long as a loan portfolio is performing. As soon as a loan stops performing, that is cash is not being received, this no longer holds true and an impairment provision should be considered;
- It would follow therefore that all performing loans, assuming the credit risk premium still covers the inherent risk of default, would require no provision. The Banks Act, however, requires that minimum provisions be held for all loans. The total amount of this "general" or portfolio provision of R30,1 million has been maintained in order to comply with the Banks Act, but has been separately disclosed;
- For loans that are non-performing, the specific provisions, based on portfolio groups, default characteristics and recovery prospects, reflect the difference between the present value of expected future recoveries on these loans and the gross outstanding balance. This approach is largely consistent with the previous methods used by ABIL and consequently there has been no material change in the provisions as a direct result of the statement. Any small differences have been included in the income statement charge for movements in provisions;
- The group does not have any hedges or other assets that are materially affected by the rules regarding recognition and valuation of these instruments.

Accounting policies

The accounting policies adopted for purposes of this report comply with South African Statements of Generally Accepted Accounting Practice as well as with applicable legislation. They are consistent with the prior period, with the exception of the adoption of AC133.

Secondary tax on companies (STC)

Dividends paid by the ABIL Group attract the full 12,5% STC charge as the group does not earn any STC credits in the ordinary course of its business.

AC501 states that the STC charge paid on dividends must be disclosed in the income statement as a tax charge and in addition it also states that the charge must be accrued in the year that the dividend is accounted for. Since GAAP requires dividends to only be accounted for in the year that they are declared (as opposed to the period to which they relate) there will always be a mismatch of the STC, that is it will reflect in the results for the period after the year in which the profits were made and on which the dividend is declared.

ABIL believes that a dividend and associated STC charges are capital transactions and should not impact operating results. This is especially true for the special dividend which will accrue a tax charge of R60 million in the first half of 2004 in addition to the STC charge on normal dividends. It is likely, however, that ABIL will have to account for this as a tax charge in the income statement for 2004.

Statement of average balances

R000	Closing balance	Weighted average balance	Interest income/ expense	Rate %
30 SEPTEMBER 2003				
Gross interest-bearing advances	**4 898 797**	**5 414 818**	**2 295 519**	**42,4**
Interest-earning cash and other assets	**1 551 465**	**1 221 827**	**143 131**	**11,7**
Total interest-earning assets	**6 450 262**	**6 636 645**	**2 438 650**	**36,7**
Gross non-interest-bearing advances	**1 415 300**	**1 256 600**		
Non-interest-bearing Reserve Bank funds	**76 571**	**83 310**		
Provision for bad debts	**(1 823 526)**	**(2 006 866)**		
Insurance provisions	**(90 825)**	**(90 825)**		
Other assets	**450 360**	**565 592**		
Total assets	**6 478 142**	**6 444 456**		
Total interest-bearing liabilities	**3 325 519**	**3 202 418**	**463 685**	**14,5**
Life fund reserves	**80 326**	**92 694**		
Other liabilities	**268 429**	**477 736**		
Deferred tax	**10 576**	**971**		
Total liabilities	**3 684 850**	**3 773 818**		
Ordinary shareholders' equity	**2 788 751**	**2 628 211**		
Outside shareholders' equity	**4 541**	**42 426**		
Total liabilities and equity	**6 478 142**	**6 444 456**		
30 SEPTEMBER 2002				
Gross advances	7 166 640	5 237 697	2 005 388	38,3
Interest-earning cash and other assets	1 152 116	805 678	82 827	10,3
Total interest-earning assets	8 318 756	6 043 375	2 088 215	34,6
Non-interest-bearing Reserve Bank funds	105 095	87 353		
Provision for bad debts	(2 179 053)	(920 647)		
Insurance provisions	(87 388)	(87 388)		
Other assets	866 488	612 487		
Total assets	7 023 898	5 735 180		
Total interest-bearing liabilities	3 166 166	2 882 173	389 181	13,5
Life fund reserves	94 713	45 978		
Other liabilities	1 260 251	545 960		
Deferred tax	13 256	12 621		
Total liabilities	4 534 386	3 486 732		
Ordinary shareholders' equity	2 433 522	2 189 677		
Outside shareholders' equity	55 990	58 771		
Total liabilities and equity	7 023 898	5 735 180		

Case study #03



NAME: Mark Wilfred Steenkamp
OCCUPATION: Messenger, Pretoria

"Home improvement is an ongoing project that often lands in the backseat because of other financial commitments. With my African Bank loan, I was able to make improvements to our home that enhance our quality of life – and with affordable repayments."

Divisional reports

Operationally, ABIL is structured into four major business units – African Bank Retail, Specialised Lending, Collections and Business Innovation and Optimisation. The latter was established in October 2003.

African Bank Retail

African Bank Retail has committed itself to continuing to be the change agent to ensure that the industry fosters responsible lending.

Business scope

African Bank Retail comprises the major lending operations under the African Bank brand, as well as the insurance underwriting activities of Stangen, the Standard Bank joint venture and the performing portion of the Saambou PLB.

African Bank Retail supplies short-term, unsecured credit to moderate income earners. Personal loans granted are mostly used for housing, education and debt consolidation. The credit-granting process involves credit scoring and risk assessment, and extensive affordability calculations.

African Bank Retail has been at the forefront of lending to the moderate-income market. It has some one million clients and uses fixed branded branches, mobile sales consultants, and telephonic channels to distribute products to its clients. It operates through its own branded distribution network of branches and regional sales offices throughout South Africa. In addition, African Bank has a joint venture with Standard Bank to sell African Bank loans through its branches.

Stangen is the entity in the African Bank Group through which all assurance initiatives are conducted. Stangen is registered as a long-term insurance company and has a licence to market credit life and level life policies.

Overview of the past year

Financial overview

African Bank Retail increased its headline earnings by 40,0% to R599,9 million (2002: R428,6 million) This increase was as a result of:

- higher sales and increased margins;
- improved business conditions, lower bad debt charges and cost containment; and
- a positive contribution from the Saambou PLB.

Sales and advances

In 2002, the division tightened its credit criteria in reaction to heated market conditions resulting from the failure of UniFer and Saambou. As a result, loan performance, on a vintage basis, has been improving steadily. In 2003, African Bank Retail's credit quality and the overall market environment improved to the point where a controlled and gradual relaxation of credit was considered appropriate. As predicted, sales have started to pick up, increasing by 17,0% in the lending books. The increased sales are attributed partially to new products that have been introduced during the course of the financial year and to the gradual relaxation of the credit criteria. The number of new loans sold increased by 22,4% with some 60% sold to repeat clients. The improved sales trend is expected to be maintained into 2004 and processes are in place to closely monitor the resultant credit quality.

The division's primary products are payroll and debit order retail loans. This year saw a marked shift in portfolio product mix, with the dominant product shifting from payroll to retail loans. New debit order collection platforms have been deployed and focus was also placed on improving

African Bank Retail

Total advances	Rm	5 361,0
Number of clients	000	1 014,8
Number of branches		222
Number of permanent employees		1 144
Turnover for the year	Rm	2 215,7
Average size of new loans	R	5 980
Average term of new loans	months	19
Average gross yield	%	47,4
Bad debt charge	%	6,4
Cost-to-income ratio	%	31,3

collection strike rates, which has proved beneficial to the collections process. This will be an area of continued focus, as it is crucial to the business.

Customer service

The implementation of a new front-end system (Ablink), has resulted in increased speed in capturing and processing of loans. The waiting time for clients before a loan is disbursed has been cut down, with a same day turnaround being achieved in many cases. A new version of Ablink is already being worked on to increase the processing efficiencies and further reduce the turnaround time.

The bank also successfully implemented strategies to overcome high turnover of our mobile sales consultants.

The consumer support Help Desk took up the challenge to increase efficiency and accountability to clients. As a result the turnaround time has improved from 7-21 days to 48 hours for most categories of queries and clients are given written confirmation of having registered the complaint with a contact number for escalating their matter. In addition new targets that are in excess of international benchmarks have been set in the call centre.

Pricing strategy

African Bank Retail has expanded the skill set of its credit team to include individuals with experience and expertise in modelling and multivariate analysis. This move brings the ability to perform in-depth analysis, modelling and data mining to identify and capitalise on behavioural patterns and trends in a timely manner. African Bank Retail is moving to a risk-based pricing approach. Substantial analysis was previously performed to optimise pricing at a product level. The required models have now been constructed to implement risk-based pricing at the customer level and the approach will be implemented in the coming year.

The year ahead

A review of the business model is being undertaken to make it simpler and more cost efficient. With the many changes that have taken place over the past few years, the business needs to assess and re-engineer itself to be better placed to serve its clients.

The division will also undertake a significant change management process to ensure that its employees understand the vision and the strategic direction of the company. More importantly, as the division believes that employees are its major assets, strategies to demonstrate that they are valued members of the African Bank family will be implemented.

The division's plans for the coming year include careful expansion into new markets. Several profitable segments outside its normal market have been identified and it will be cautiously testing into those populations. Considerable controls are in place to closely monitor performance. The next year will also see a focus on continued stability, further improving the turnaround times of disbursements to clients, improving the collection rates and looking for better methods of collecting, automating and simplification of processes where possible, further improvements in employment equity, and cost containment.

Specialised Lending

Building new and unique credit models that thrive under entrepreneurial spirit and strong structures and processes.

Business scope

The Specialised Lending division's key objectives are to maximise sustainable returns from its mature niche lending operations, to build small specialised lending operations to scale and to expand the activities of African Bank into new innovative and unique models that extend credit to ABIL's target market. By keeping this division separate from the mainstream lending of African Bank Retail, advantage is taken of separate focus and entrepreneurial management that these models thrive under, whilst maintaining efficient capital structures and strong governance processes at a group level.

The division houses the businesses that were previously contained in the Theta Group. As discussed previously Theta is being restructured and some units within this division are being sold or wound down.

The following business units make up the Specialised Lending division:

Credit Indemnity (a division of African Bank w.e.f. 1 July 2003)
Credit Indemnity has been operating for more than 25 years and offers personal cash loans to moderate-income earners. No security is taken, and there are no direct payroll or electronic deduction arrangements. It relies heavily on an application scorecard at the initial acquisition stage and behavioural scoring for the underwriting of repeat business. The average loan size in Credit Indemnity is R1 284 and the average loan term is five months.

Miners Credit Guarantee ("MCG") (being divisionalised into African Bank, subject to regulatory approval)
MCG is a financial services company that has been providing unsecured loans to employees in the gold and platinum sector since 1993. MCG operates through its 67 own branches in towns around and on mines, 51 outlets in mining hostels managed for MFS (a joint venture with Mineworkers Investment Corporation) and 150 points of sale in concession stores (retail credit for purchases).

ABCommerce (a new initiative in 2003 and a division of African Bank)
ABCommerce targets the small and medium enterprise sector (SMMEs) and specialises in the discounting of invoices to improve the cash flow and ability to grow of these businesses. Businesses with monthly turnovers of R150 000 and above are targeted.

African Bank Commercial Vehicle Finance (previously A1 Taxi and a division of African Bank w.e.f. 1 August 2003)
This business provides asset-based finance to small taxi operators and is nationally represented except (at present) in the Northern and Western Cape. It offers a one-stop service capable of financing and delivery of a new vehicle to the taxi operator with all the necessary documentation and accessories within one day. Finance is offered through a lease agreement over a maximum term of 36 months and the package includes credit life, short-term insurance as well as the fitment of an approved tracking device on the vehicle.

Quatro Trading (still a subsidiary of Theta through Soletrade Seven (Pty) Limited)
Quatro is involved in providing trade credit to the informal sector and its clients are spaza/tuck shops and small informal general dealers. It mainly operates through franchises granted to individuals who take principal risk in their respective franchise. The business operations and risk of this business at present are very small. The business is being restructured to enable the expansion of lending activities into the informal sector and investment in human capital and technology will be priorities during 2004.

African Contractor Finance Corporation (Pty) Limited ("ACFC") (still a subsidiary of Theta and in the process of being wound down)
As part of a drive into SMME finance,

Specialised Lending

Total advances	Rm	953,1
Number of clients	000	436,6
Number of branches		239
Number of permanent employees		1 366
Turnover for the year	Rm	1 322,6
Average size of new loans	R	1 286
Average term of new loans	months	8
Average gross yield	%	79,3
Bad debt charge	%	16,8
Cost-to-income ratio	%	45,8

ABIL also expanded its portfolio to provide development and empowerment finance to contractors within the local construction industry. The current model is not profitable and the book is being wound down.

Gilt Edged Management Services (Pty) Limited ("GEMS") (still a subsidiary of Theta and in the process of being wound down)
GEMS provided personal loans to the municipal worker market using a business model competitive to that of African Bank Retail. The business is being wound down and the book will be incorporated into the African Bank Retail book.

Theta subsidiaries Specialised Finance and MBD were both sold during the 2003 financial year.

Overview of the past year

Financial overview

Specialised Lending increased its headline earnings by 15,6% to R122,2 million (2002: R105,7 million) These results were obtained through a combination of improved cost control, increased sales and a substantial improvement in credit quality, especially in Credit Indemnity. The result was negatively impacted by the losses in GEMS and ACFC, both businesses which are being wound down.

Credit Indemnity has enjoyed a successful year with the debtor's book growing 27,9% and headline earnings increasing year on year by 43,1%. The results were achieved off the back of the consolidation of the Profiler Behavioural Score Card that enabled the business to selectively relax its credit granting policy thereby selling more to existing clients. In addition, the business was able to underwrite repeat business on an individually customised risk-adjusted pricing basis and reward good clients with longer-term loans at lower rates with larger average loan sizes. All this was achieved without detriment to the condition of the debtor's book, which has improved year on year with non-performing loans down from 25,9% to 19,7%, and the current portion of the book improving from 68,2% to 74,8%.

Credit Indemnity was successfully integrated into the Specialised Lending division of African Bank from 1 July 2003, which has resulted in a closer beneficial relationship between the various business units in the group. The business was rebranded to reflect the fact that it now forms part of African Bank.

For MCG, the last year was one of consolidation and preparation of the base for solid growth. The company sustainably adjusted its operating cost base and is well poised to benefit from affordability improvements, growing demand for credit in its target market and the expansion of its target market outside the Teba Bank customer base.

The minority founding shareholders were bought out during 2003, enabling MCG operations to be divisionalised into African Bank under the Specialised Lending division in the first quarter of 2004. The exit of the shareholder managers was well managed with appropriate succession planning having been in place and has had no effect on the performance of the business.

ABCommerce commenced trading on 1 February 2003 as the SMME finance division of African Bank Limited. It targets the formal SMME market and offers a factoring derivative product as a means of providing cash strapped growing business with access to funds, currently tied up in debtors. The business provides value-add and obtains additional security against advances by taking session of and collecting the total debtor's book for clients. The company has a R5 million book at present.

African Bank Commercial Vehicle Finance increased its profit after tax by more than 150% over the previous year. The debtor's book grew by 71% to R114,4 million through 625 new deals in the financial year, resulting in it closing with 1 190 active debtors at year-end. Negligible bad debt has been incurred to date and the division has no NPLs.

On 7 October 2003 the Minister of Transport announced an extension to the deadline of September 2006 after which no existing minibus taxis would be allowed to operate as public transport vehicles. The date will be agreed in due course. This extension will make it possible for financial institutions to extend their finance term enabling a greater number of taxi operators to qualify for finance and purchase new vehicles in the interim period, prior to the new vehicles under the recapitalisation programme becoming available.

The year ahead

The last three months of the trading year have seen a trend of marked improvement in sales volumes and credit quality at Credit Indemnity that in conjunction with the implementation of an aggressive cost management programme provide management with confidence that 2004 will be another good year for the business.

At MCG, the long-term plan of a holistic product offering to the client at the most convenient location continues with the introduction of a highly competitive legal insurance product to the client base, underwritten by Capital Alliance Life. The MCG IT platform has been enhanced to enable the extension of loans outside of the Teba Bank relationship. The introduction of application scoring technology and a behavioural scorecard based on the extensive availability of historic data in MCG and its specialised understanding of the mining industry will support successful entry into the non-Teba market and will enable improved risk adjusted product offerings to loyal, performing clients in the future.

Once the government's taxi recapitalisation programme is implemented, the existing national taxi fleet of almost 100 000 vehicles will be phased out as the new 18 and 35 seater vehicles become available. The Commercial Vehicle Finance division is well poised to benefit from the opportunity provided by this massive replacement programme. These new vehicles will, in all likelihood, only become available towards the end of the 2004 financial year.

The 2004 financial year will be ABCommerce's first full year of trading as opposed to the eight months of trading in 2003. ABCommerce is well poised to assist African Bank in making an important contribution to the financial services sector meeting the SMME finance targets in the Financial Sector Charter.

African Bank Collections business unit

The unit's primary objectives are to maximise the recovery of loans from borrowers in default on their instalment repayments and to contain and reduce provisions for bad debt.

Business scope

The division's scope of work begins immediately that a borrower is in default, when attempts to collect the loan are made through the bank's call centre. Where collection is not successful via the call centre strategy, collection activities progress through various legal, administration order and insurance recovery processes until the loan is either collected or written off. Legal actions involve a number of different approaches including in-house procedures and outsourcing to a network of attorneys; Administration order collections involve collection via the various active administrators throughout the country and insurance recoveries are through various insurers, being primarily Capital Alliance (for Saambou originated loans) and Stangen (for African Bank originated loans).

Overview of the past year

The African Bank Collections business unit has, for the first part of the financial year, been operating as two separate units, one focused on African Bank collections and one focused on the collection of the Personal Loans Book acquired from Saambou Bank. This was a conscious strategy aimed at maximising the recoveries on the Saambou book, whilst still maintaining the stability of the African Bank collections efforts.

Since April 2003, once the management of the Saambou recoveries had been stabilised, a process of integration of the two collections sections into a single Collections business unit began, with policies and procedures being more closely aligned and initial strategies being implemented to manage overlap clients (ie clients with loans from both ex-Saambou and African Bank). During this time the two separate business units were restructured along functionally specialised lines, with executives taking responsibility for their functional areas across both the African Bank and Saambou books.

The process of integration was finalised during November 2003, once the loans currently hosted on the ex-Saambou Bank system were migrated to the African Bank loans management system. This conversion took place simultaneously with the relocation of all remaining staff at Saambou, who also moved to African Bank's offices thus finally completing the integration process.

The division has invested heavily in technology during the financial year. This investment has been channelled primarily into two areas: firstly, the acquisition of a sophisticated collections software solution and, secondly, the acquisition of various components of software to improve the efficiency of the call centre activities.

The new collections package, Tallyman, is an international leader in collections software and will be used as the core software in all the activities of the

Collections business unit. Its most powerful feature is an electronic workflow function that will allow for the automation of the majority of the processes within the collections environment. The package has various other features such as automatic document generation as well as CRM (Client Relationship Management) capability and will be fully integrated with the bank's predictive dialer, SMS, fax as well as the bank's core banking system. The increase in efficiencies achieved through this investment will result in cash collection improvements and reduced costs.

The call centre software upgrade includes the acquisition of additional predictive dialer seats, the acquisition of a world-class PABX together with its customised call centre management system. The automation of the inbound call centre workflows is also in the process of being revamped.

Collection efforts during the year have been rewarded through steadily improving cash collection rates in all environments as collection processes have matured. The collection in respect of the loans acquired from Saambou also performed according to expectation during the year. The challenge remaining within the division is to discover ways in which to unlock the cash owed by clients who continue to default despite all recovery efforts, both in the active book and the written off book. To this end specific research has been commissioned, the outcome of which may result in collection strategy changes.

The Collections business unit permanent staff complement has remained stable over the past year (2002: 490 posts and 494 as at 30 September 2003) with some natural attrition amongst the ex-Saambou staff and some increases in the African Bank staff complement, particularly in the Legal division as the number of loans flowing through has increased the base of loans under management in this division.

Operational highlights for the year

- Total cash collected for the year by African Bank (including Saambou) of R4 080 billion.
- Total NPLs reduced from R2,76 billion in September 2002 to R2,34 billion in September 2003.
- Provision coverage remained conservative at 74,1% compared to the prior year's coverage of 79,2%.
- Bad debts written off for the year amounted to R741,5 million which amounts to a write-off of 13,0% for the year based on the closing gross book balance as at 30 September 2003.
- Bad debts recovered are showing a steady increase although this is to be expected given the aggressive write-offs which have been processed during the year. The monthly gross cash collected through bad debts recovered increased from R1,5 million in October 2002 to R5,3 million for the month of September 2003, totalling R74,5 million for the year.

The year ahead

During the year ahead the primary focus will be on:

- Finalising the integration process;
- Improving the employment equity profile of the Collections business unit;
- Continuously improving cash collected, with special focus on rehabilitation of overextended clients;
- Reduction of costs, primarily through the integration of the Saambou and African Bank books and through efficiency gained through the automation of processes;
- Maximising the return on investment in the various software packages acquired during 2002/3;
- Achieving exceptional collection rates and client service levels through the bank's unified inbound and outbound call centre, and;
- Increasing the capacity and focus of collections in the Collections business unit's regional offices.

Corporate governance

ABIL is committed to business integrity, transparency and professionalism in all its activities to ensure that all the entities within the group are managed ethically and responsibly to enhance the value of its business for the benefit of all stakeholders.

Approach to corporate governance

The board of directors of ABIL recognises that, as the core of the corporate governance system, it is ultimately accountable and responsible for the performance and affairs of the company. The board accepts that the CEO and the executive directors are responsible for the management of the day-to-day affairs of the company and that delegating authority to management and/or any committee of directors does not in any way mitigate or dissipate the discharge by the board and individual directors of their responsibilities.

The board embraces the principles of good corporate governance as espoused in the guidelines of the King Report on Corporate Governance for South Africa 2002 ("King II"), the provisions of the Banks Act, 1990, the JSE Listings Requirements and the Companies Act, 1973.

The board believes that good corporate governance is far more than a "check-the-box" list of minimum board and management policies and duties – a good corporate governance structure is a working system for principled goal setting, effective decision-making and appropriate monitoring of compliance and performance. Through such a vibrant and responsive system the CEO, the management team and the board of directors can interact effectively and respond quickly to changing circumstances within a framework of solid corporate values, to provide enduring value to the shareholders who invest in ABIL whilst maintaining a balance between shareholder needs and the needs of other stakeholders.

The board continuously strives to find the correct balance for its business between acting entrepreneurially and providing strategic leadership and maintaining good governance.

The ABIL board, inter alia, determines the direction of ABIL by setting the long-term strategic objectives, shaping the values by which the organisation is managed, determining risk parameters, approving budgets and monitoring the executives on its implementation thereof. The monitoring of management performance is effected via regular formal and informal communication by the CEO, executives, and internal and external audit reports.

ABIL is constantly striving to develop and improve corporate governance structures and practices to ensure compliance with King II.

The board is satisfied that its decision-making capability and the accuracy of its reporting and financial results are maintained at a high level at all times. The board relies on the external group auditors and the Group Audit Committee to raise any issues of financial concern.

Progress regarding the implementation of good corporate governance practices

1. A comprehensive corporate governance review was conducted during 2002 by external consultants to advise the board on the achievement of the principles and recommendations of King II taking into account the requirements of the Banks Act, 1990 as well. The review was designed to inter alia:

(a) Determine the level of compliance with King II.

(b) Review the composition of the board and committees.

(c) Conduct formal appraisals of the chairman, the CEO and the executive and non-executive directors.

This has led to, inter alia, the appointment of additional non-executive directors to enhance the skills base of the board to ensure that all risks achieve the required expert opinion at a board level especially taking into account specific risks relating to a bank.

Whilst the review indicated that ABIL displayed an acceptance for and adoption of the principles and practices of good corporate governance, some of the most important issues of a strategic and compliance nature requiring attention and rectified during the course of 2003 were:

Issue arising	Corrective action required/implemented
A formal board charter setting out the board's responsibilities should be developed	The board has approved a charter
The board should adopt a formal procedure for induction and training of directors to ensure that directors are aware of their statutory and fiduciary duties, obligations and potential liabilities	A formal induction programme was designed and is being presented to newly appointed directors. Key areas covered, amongst others, are: ▶ Overview of the ABIL businesses and a visit of main business areas ▶ A review of ABIL's organisational structure and presentations by the MDs of each business unit covering key strategies, highlighting major risks and profitability and performance indicators ▶ Previous minutes, relevant charters and delegations of authority
The composition and charters of the board committees should be reviewed on an annual basis	The board approved a new governance structure and relevant charters during 2003
The board should develop a policy on executive remuneration supported by a statement of remuneration philosophy	The Group Remuneration and Transformation Committee has approved a remuneration philosophy for the group
Non-executive directors should have a forum to meet separately on a regular basis in addition to scheduled board meetings	All non-executive directors are members of the Directors' Affairs Committee that provides a forum for them to meet separately

2. For 2003, the corporate governance objective of the board was to ensure that the business of ABIL rendered acceptable returns for shareholders and was conducted in a way that was regarded as displaying the following characteristics of good corporate governance:

(a) Discipline
(b) Transparency
(c) Independence
(d) Accountability
(e) Responsibility
(f) Fairness/balance; and
(g) Social responsibility

3. Arising out of the above reviews the board identified the following key areas of focus from a corporate governance perspective for the year ahead:

(a) To continue to maintain compliance with good corporate principles as contained in the Banks Act and King II;
(b) To improve the strategic focus of the board (as it is currently more operationally focused);
(c) To focus on corporate social responsibility and integrated sustainability matters at a board level;
(d) To review the composition of the board to determine if it is appropriate to meet the business objectives of the organisation.

Comparison with the findings of the Myburgh Commission

Corporate governance practices were also benchmarked against the report released by Advocate Myburgh regarding the corporate governance reviews conducted for the larger banks. The board is of the opinion that ABIL substantially complies with the findings and recommendations of the commission.

Compliance with the JSE Securities Exchange Listings Requirements

The new JSE Listings Requirements were released during 2003. Although most of the significant amendments came into effect on 1 September 2003, some transitional amendments relating to corporate governance come into effect on 1 January 2004. The board is confident that ABIL will be fully compliant with all the requirements by 1 January 2004.

The board and its functioning

Structure

ABIL has a unitary board structure, which forms the focal point of the system of corporate governance of the organisation. The composition of the board is compliant with good corporate governance practices. The role of the chairman and CEO are segregated and a non-executive director acts as chairman. The board is of the opinion that there is an appropriate balance between executive and non-executive directors on the board with all non-executive directors, except two, being independent directors. The composition of the board is reflective of the demographic and gender diversity of South Africa.

Members of the ABIL board

ASHLEY SEFAKO MABOGOANE (45)
Diploma in Business Management (EE)
Non-executive Chairman
Date appointed: 01/12/1999
Other major directorships
Non-executive chairman of African Bank Limited; chairman of New Africa Investments Limited (NAIL); chairman of Anchor Yeast Zimbabwe; New Seasons Investments (Pty) Limited

Ashley has been the non-executive chairman of the ABIL board of directors since December 1999. He also serves as a member of the group remuneration and transformation committee and the directors' affairs committee of ABIL.

GORDON SCHACHAT (51)
Deputy Chairman (Executive)
Date appointed: 01/07/1995
Other major directorships
African Bank Limited

Gordon was one of the original founders and architects of the ABIL Group in partnership with Leon Kirkinis, the current CEO. His business career spans nine years with the Schachat housing group, thereafter 13 years in the field of private equity and investment banking which, in partnership with the Hollard Group in 1995, culminated in the listing of the Baobab Investment Trust, the forerunner of the current ABIL Group. He currently serves as the deputy chairman for ABIL and executive director on the African Bank board.

LEONIDAS KIRKINIS (44)
BCom, BAcc, CA(SA)
Chief Executive Officer
Date appointed: 01/07/1997
Other major directorships
The Banking Council of South Africa;
Managing director of African Bank Limited

Leon, currently CEO of ABIL and MD of African Bank Limited, founded African Bank Investments Limited (previously Theta Group Limited) in partnership with Gordon Schachat. He guided the company through the various mergers, acquisitions and the operational establishment of the present day African Bank Limited.

JOHANNES ANDRIES DE RIDDER (45)
BSc (Agric), MBA
Executive director
Date appointed: 22/04/2002
Other major directorships
African Bank Limited; Theta Investments (Pty) Limited; The Standard General Insurance Company; MinersCredit Guarantee (Pty) Limited; Soletrade Seven (Pty) Limited; National Urban and Housing Reconstruction Agency (NURCHA); Johannesburg Development Agency (Pty) Limited

Johan joined African Bank Investments Limited (then Theta Group Limited) as managing director of King Finance Corporation Limited in 1998 and at present is MD: Specialised Lending.

His involvement in the development finance sector stretches over 17 years. After seven years in various roles in agricultural and housing finance, Johan was appointed as advisor to the Minister of Housing from 1994 to 1996, then appointed as CEO of the National Housing Finance Corporation in 1996, tasked to set this housing wholesale funding corporation up for government, chaired the Mortgage Indemnity Fund set up by government to facilitate re-entry by the major banks into the low income mortgage market from inception in 1995 to closure in 1998, was also instrumental in setting up the National Home Builders Registration Council in 1995 for government and served as vice-chairman of this council during 1995 to 2001. He also served as a member of the National Housing Board from 1995 to 1998 and as a director of the Johannesburg Housing Company Limited from 1995 to 1998.

ANTONIO FOURIE (43)
BCom
Executive director
Date appointed: 21/10/2003
Other major directorships
African Bank Limited

Toni was appointed executive director of ABIL and African Bank Limited on 21 October 2003 to head the new innovation centre for ABIL. Toni was previously CEO of Connection Group Holdings Limited with Incredible Connection and Enterprise Connection in its stable.

Toni's extensive experience over 20 years includes senior positions in a number of South Africa's major retailers, and more recently Makro, Dion and Massdiscounters within the Massmart Group, and Connection Group Holdings.

DAVID BRAIDWOOD GIBBON (61)
CA(SA)
Non-executive director
Date appointed: 01/06/2003
Other major directorships
African Bank Limited

David recently retired from Deloitte & Touche as national lead partner – Securitisation and Debt Origination Services whereafter he joined the ABIL Group as non-executive director during June 2003. David is also chairman of the Group Audit Committee.

BAHLE DAWN GOBA (41)
BSc Business Administration, MBA
Non-executive director
Date appointed: 06/06/2003
Other major directorships
African Bank Limited; NOKUSA Consulting

Bahle joined the ABIL Group as a non-executive director during June 2003. She is a member of the Group Remuneration and Transformation Committee as well as the Directors' Affairs Committee.

Bahle is currently the marketing director for Nokusa Consulting of which she is a founding member. Nokusa is a black-owned and black-run consulting firm founded in 1999. She also serves on the Wits Technikon Council and is a member of the Black Management Forum.

ANGUS GEORGE HERSELMAN (53)
BCom, BCom (Honours)
Executive director
Date appointed: 06/06/2003
Other major directorships
African Bank Limited

Angus joined the ABIL Group during June 2003 as executive director for ABIL and African Bank Limited. Angus, formerly a director of Alternative Finance Limited, was executive responsible for loans processing, collections, IT and credit during the integration of the four operating entities which now form African Bank, namely Altfin, Kingfin, Unity and African Bank.

Angus in his current position as MD: Collections is responsible for collecting of payroll and debit order based products as well as the Saambou business unit responsible for collections of the Saambou book.

JACOB JAPI KEKANE (52)
BA, MA, DPhil
Non-executive director
Date appointed: 14/02/2000
Other major directorships
African Bank Limited; CellC (Pty) Limited

Jacob serves as non-executive director for ABIL and African Bank Limited since early 2000. Jacob is also a member of the Group Remuneration and Transformation Committee as well as the Directors' Affairs Committee.

Jacob has extensive business experience in employment law, strategic management in human resources and remuneration and benefits organisational structures.

STEVEN ALAN LEVITT (49)
CA(SA)
Non-executive director
Date appointed: 14/02/2000
Other major directorships
Macsteel Holdings (Pty) Limited; Macsteel Service Centres SA (Pty) Limited; Nosmas Investment Holding BV; Amalgamated Appliance Holdings Limited; African Bank Limited

Steven joined the ABIL Group during 2000, initially as executive director, but later as a non-executive director for ABIL and African Bank Limited. He is also currently a member of the Group Audit Committee and Directors' Affairs Committee and served as chairman of the Credit Committee and Assets and Liability Committee until recently.

Steven served as deputy chairman of Macsteel Holdings (Pty) Limited and Macsteel International Holdings BV, the international steel marketing joint venture between Iscor and Macsteel, until 1998.

In 2002, he served on the ministerial panel which was convened by the Minister of Finance to review the Accountancy Professions Bill.

Steven manages the Msele Nedventure Fund, a fund that was created in 1995 by a number of foreign European government agencies, together with Nedcor, the IDC and the Development Bank of Africa.

RAMANI NAIDOO (41)
BA LLB
Non-executive director
Date appointed: 19/05/2003
Other major directorships
African Bank Limited; SARHWU Investment Holdings Limited; Stellenbosch Vineyards Limited; Edward Nathan & Friedland Corporate Governance (Pty) Limited

Ramani recently left Gensec Bank, where she was senior manager in charge of Private Equity, to join Phillip Armstrong at Edward Nathan & Friedland Corporate Governance as executive director. She simultaneously joined African Bank Investments Limited and African Bank Limited as non-executive director. Ramani is the chair of the Directors' Affairs Committee and is a member of the Group Risk Committee.

She is the author of the book: "Corporate Governance: An essential guide for South African Companies".

BHEKISA JAMES THEMBA SHONGWE (48)
BA (Econ), MBA, ACIS, FCIBM, LDP
Non-executive director
Date appointed: 14/02/2000
Other major directorships
African Bank Limited; Primedia Limited; Highveld Steel and Vanadium Corporation Limited; Super Fleet (Pty) Limited; PEU Investment Group (Pty) Limited

Bheki serves as non-executive director on the boards of African Bank Investments Limited and African Bank Limited since February 2000. He is also a member of the Group Audit Committee and Directors' Affairs Committee of ABIL.

In addition, he is currently the deputy managing director of FleetAfrica (Pty) Limited.

THAMSANQA MTHUNZI SOKUTU (40)
BSc (Honours), MSc
Executive director
Date appointed: 19/05/2003
Other major directorships
African Bank Limited;
The Standard General Insurance Company

Tami was appointed chief operating officer and executive director of African Bank Limited during September 2002. He joined the ABIL board as executive director during May 2003.

Tami currently serves as MD: Retail Lending within ABIL's business structure. Tami also serves as an executive director on the board of The Standard General Insurance Company, a 100% owned subsidiary of ABIL.

Tami, who possesses an MSc qualification from the University of Cape Town and a certificate in Senior Executive Management from Harvard and Wits Universities, occupied the position of director-general in the national Department of Public Works since 1999.

BRIAN PAXTON FURBANK STEELE (60)
BCom, CA(SA), MBA
Non-executive director
Date appointed: 19/05/2003
Other major directorships
African Bank Limited; Aveng Limited

Brian retired as chief group financial manager of Barloworld during 2002. He joined the ABIL Group as non-executive director during May 2003 where he serves as a member of the Group Audit Committee and Group Risk Committee as well as the Directors' Affairs Committee.

GÜNTER ZENO STEFFENS (66)
Banking Exams
Non-executive director
Date appointed: 19/05/2003
Other major directorships
African Bank Limited; Omega Investment Research; Connection Group Holdings Limited

Gunter, German by birth, recently retired as group representative: Dresdner Bank AG and joined the ABIL Group as non-executive director during June 2003. Gunter chairs the Group Risk Committee and serves as a member of the Directors' Affairs Committee.

DANIEL FILIPE GABRIEL TEMBE (51)
MSc Financial Economics
Non-executive director
Date appointed: 01/01/2000
Other major directorships
African Bank Limited; non-executive chairman of Mozambique Investment Company; non-executive chairman of Cornastone Mozambique, Lda; chairman of the Institute of Management of State Holdings; non-executive member of Banco International de Mozambique.

Daniel joined the ABIL Group during January 2000, serving as non-executive director on the ABIL and African Bank Limited boards.

Daniel is also chairman of the Group Remuneration and Transformation Committee as well as the Directors' Affairs Committee.

ASHLEY (OSHY) TUGENDHAFT (55)
BA LLB
Non-executive director
Date appointed: 01/04/2003
Other major directorships
African Bank Limited; chairman of Moss Morris Consulting (Pty) Limited; chairman of Moss Morris Inc.; chairman of Moss Morris Investments (Pty) Limited; Imperial Holdings Limited; Pinnacle Holdings Limited; Unicode (Pty) Limited; Tiso Capital (Pty) Limited

Oshy, currently chairman of Moss Morris Inc, joined the ABIL Group during May 2003. Oshy also serves as a member of the Group Risk Committee and the Directors' Affairs Committee of ABIL.

Oshy is the co-author of "Exchange Control Encyclopaedia" which is the leading publication in South Africa on exchange control. He also co-published a leading South African publication, containing precedents of leases, used by other legal practitioners.

Oshy has extensive knowledge and experience in commercial litigation and arbitrations, both local and international.

DAVID FARRING WOOLLAM (40)
CA(SA)
Group Financial Director
Date appointed: 01/11/2002
Other major directorships
African Bank Limited; The Standard General Insurance Company Limited; Theta Investments (Pty) Limited

Dave joined ABIL as group financial director in November 2002 with responsibility for the finance, treasury, investor relations and risk functions within ABIL's operational structure. He served as financial director of BoE Limited from 1999 to 2002 after returning from London where he spent some 11 years working in the financial services industry. Dave also serves as executive director on the boards of African Bank Limited, Stangen and Theta Investments (all wholly-owned subsidiaries of ABIL) as well as most of the underlying subsidiary companies.

Corporate information

COMPANY REGISTRATION
1946/021193/06

COMPANY SECRETARY
Sarita Martin

REGISTERED ADDRESS
59 16th Road, Midrand, 1685
Private Bag X170, Midrand, 1685
Telephone +27 11 256 9000
Telefax +27 11 256 9304

BANKERS
Standard Bank

AUDITORS
Deloitte & Touche

ACTUARIES
Abe van der Nest

TRANSFER SECRETARIES
Computershare Limited (to 31 December 2003)
70 Marshall Street, Johannesburg, 2001
PO Box 61051, Marshalltown, 2107
Telephone +27 11 370 5000
Telefax +27 11 370 5485

Ultra Registrars (Pty) Limited (from 1 January 2004)
11 Diagonal Street, Johannesburg, 2001
PO Box 4844,Johannesburg, 2000
Telephone 011 834 2266
Telefax 011 834 4398
africanbank@ultrareg.co.za

COMPANY'S WEBSITE
www.africanbank.co.za

COMPLAINTS AND FRAUD
African Bank Ethics toll free number 0800 20 20 18
African Bank Ethics email address
abfraudethics@africanbank.co.za
African Bank Ethics facsimile 011 315 3424
Credit Indemnity Ethics toll free number 0860 333 004
African Bank call centre toll free number 086 11 11011

ADDRESS AND CONTACT NUMBERS OF DIVISIONS AND SUBSIDIARIES

MCG
Martin Bezuidenhout
59 16th Road, Midrand, 1685
Telephone +27 11 256 9473

Credit Indemnity
Graham Adie
135 Pietermaritz Street, Pietermaritzburg, 3201
Telephone +27 33 355 4900

Commercial Vehicle Finance
Mike Imray
59 16th Road, Midrand, 1685
Telephone +27 11 624 2214

ABCommerce
Andre van As
59 16th Road, Midrand, 1685
Telephone +27 11 256 9420

ACFC
Jimmy Catsavis
59 16th Road, Midrand, 1685
Telephone +27 11 256 9400

Corporate information *(continued)*

ADDRESS AND CONTACT NUMBERS OF AFRICAN BANK REGIONAL OFFICES

Durban/KwaZulu Natal
Johan Senekal
Offices on 12th Floor, Eagle Building
357/363 West Street, Durban, 4001
Telephone +27 31 327 4200
Telefax: +27 31 301 2651

Port Elizabeth/Eastern and Western Cape
Jan Hendrik Conradie
4th Floor, San Port Building
140 Govan Mbeki Avenue, Port Elizabeth, 6001
Telephone +27 41 502 2800

Pretoria/Gauteng North
Lawrence Wilson
4th and 6th Floors, Absa Building
243 Pretorius Street, Pretoria, 0002
Telephone +27 12 401 5000
Telefax +27 12 401 5001

Johannesburg/Gauteng South
Frans Saunders
5th Floor, Blackburn House
77 Juta Street, Braamfontein, 2001
Telephone +27 11 339 1520
Telefax +27 11 339 1300

Comments and queries

We want to engage with all our stakeholders and would appreciate your views on this document, our group and our industry. Please forward your comments to lduplessis2@africanbank.co.za or fax to +27 11 256 9217.

If you require additional information on any aspect of this report, please contact the investor relations department at ABIL, at the same e-mail address.

African Bank Investments Limited

www.africanbank.co.za

Board and sub-committee membership

1 October 2002 to 30 November 2003

Name	Classification	Designation	Boards				ABIL board committees			
			ABIL	ABL	Theta	Stangen	Directors' Affairs	Group Audit	Group Risk	Group Remuneration and Transformation
Mabogoane AS	Independent non-executive	Chairman ABIL and ABL	✓	✓			✓			✓
Kekane JJ	Independent non-executive		✓	✓			✓			✓
Shongwe BJT	Independent non-executive		✓	✓			✓	✓		
Tembe DFG (Mozambican)	Independent non-executive	Chairman Group Remuneration and Transformation Committee	✓	✓			✓			✓
Levitt SA	Non-executive		✓	✓			✓	✓		
Tugendhaft A	Non-executive		✓	✓			✓		✓	
Steffens GZ (German)	Independent non-executive	Chairman Group Risk Committee	✓	✓			✓		✓	
Naidoo R	Independent non-executive	Chairman Directors' Affairs Committee	✓	✓			✓		✓	
Steele BPF	Independent non-executive		✓	✓			✓	✓	✓	
Gibbon DB	Independent non-executive	Chairman Group Audit Committee	✓	✓			✓	✓		
Goba BD	Independent non-executive		✓	✓			✓			✓
Kirkinis L*	Executive	CEO ABIL	✓	✓	×	×		×		
Schachat G**	Executive	Deputy Chairman ABIL	✓	✓	×	×				
Sokutu TM	Executive	MD: Retail Lending	✓	✓		✓				
Woollam DF	Executive	Financial Director ABIL	✓	✓	✓	✓		×		
Herselman AG	Executive	MD: Collections	✓	✓						
De Ridder JA	Executive	MD: Specialised Lending	✓	✓	✓	✓				
Fourie A	Executive	MD: Innovation	✓	✓						
Symmonds RJ	Non-executive director resigned 19 May 2003		×	×				×		
Adams N	Non-executive director resigned 18 March 2003		×	×				×		
Marais DP	Resigned as executive director ABL on 18 February 2003			×						
Ramsingh V	Resigned as executive director ABL on 3 February 2003			×						
Coetzer EE	Resigned as executive director ABL on 18 February 2003			×						
Mendelowitz MP					✓					
Jawno JM					✓					
Georgiou JR***					×	×				
Rossi R	Resigned as director on 18 February 2003				×					
Birrel AS	Resigned as director of Stangen on 13 November 2002					×				
Kirk IM	Chairman Stangen					✓				
Martin S	Secretary		✓	✓	✓	✓	✓	✓	✓	✓

✓ *Active membership*

× *Resigned*

* *Leon Kirkinis resigned as a director of Stangen on 6 March 2003 and Theta on 25 September 2003*

** *Gordon Schachat resigned as a director of Stangen on 6 March 2003 and Theta on 25 September 2003*

*** *Raymond Georgiou resigned as a director of Stangen on 14 November 2002 and Theta on 18 February 2003*

ABL = African Bank Limited

Skills and experience of the board

In determining the size of the board, the directors considered the nature, size and complexity of the group as well as its stage of development. The board believes that having directors with relevant business and industry experience is beneficial to the board as a whole as directors with such background can provide a useful perspective on significant risks and competitive advantages and an understanding of the challenges facing the business. The board monitors the mix of skills and experience of directors in order to assess whether the board has the necessary tools to perform its oversight function effectively.

The board undertook an exercise to identify the mix of skills, experience and other qualities it required for it to function competently and efficiently. This led to the appointment of additional non-executive directors during the course of 2003 and the board as a whole now reflects, amongst others, the following skills and experience:

- Working knowledge of the Companies Act, Banks Act, JSE Listings Requirements and King II
- Risk management
- Auditing
- Legal
- Corporate governance
- Financial
- General business
- Diverse age profiles
- Cultural and gender diversity

The board is thus appropriately comprised of competent, committed individuals with diverse and complementary skills to ensure that there is sufficient breadth of experience at a board level of directors who have the relevant skills and experience to fully discharge their duties.

Selection, appointment and rotation of directors

A nominations sub-committee of the Directors' Affairs Committee considers all director appointments. The charter of the Directors' Affairs Committee makes provision for formalising procedures for assisting the board with director selection and appointment of directors. Should the sub-committee be satisfied that the appointment would add value to the board as a whole a recommendation is made to the Directors' Affairs Committee as per its approved charter. After due consideration, the Directors' Affairs Committee then recommends the appointment for consideration to the full board subject to the approval of the South African Reserve Bank and other regulatory authorities as well as "fit and proper" tests in terms of the Banks Act and the JSE Listings Requirements. This is regarded as a formal and transparent procedure. All director appointments are subject to confirmation by shareholders at the annual general meeting.

Directors are appointed with an intimate knowledge of those issues pertinent to the committed strategic direction and defined strategy of ABIL and its subsidiaries as well as the qualities expected of all directors and those specific to executive and non-executive directors.

All directors are appointed for specific terms and reappointment is not automatic. A third of directors retire by rotation annually, and if eligible their names are submitted for re-election to the annual general meeting. Brief *curriculum vitaes* of the relevant directors accompany the notice in the annual report.

Composition of the board

The current ABIL and African Bank board of directors (the "board") includes seven executive directors and eleven non-executive directors, as depicted in the table.

The board as a whole has considered the classification of directors as independent non-executive, non-executive and executive. This classification will be reviewed on an annual basis or more frequently if necessary.

Induction and training

As previously discussed, there is a formal procedure for the induction and training of directors.

In addition to the induction programme for new directors, specific training workshops for all directors were conducted on the following:

- The impact on directors of the Banks Act, its regulations and recent amendments
- The impact of King II
- The impact of the new JSE Listings Requirements

Board charter

A board charter has been developed and it confirms the board's responsibilities for various issues. The key principles embodied by the charter are:

- The role of the board and management
- Board composition and conduct of directors
- Board governance
- The reserved and delegated powers of the board
- Director selection, appointment, induction and training
- Duties of directors
- Risk management, compliance and internal controls

The directors of ABIL also subscribe to the following guidelines as contained in the board charter:

Every director shall:

- at all times conduct himself/herself in a professional manner, having due regard to his/her fiduciary duties and responsibilities to the group;
- uphold the core values of integrity and enterprise in all dealings on behalf of the group;
- ensure that he/she has sufficient time available to devote to his/her duties as a director;
- be diligent in discharging his/her duties to the group and seek to acquire a broad knowledge of the business of the group so as to be able to provide meaningful direction to it;

Case study #04



NAME: Nyaku Phineas Phasa
OCCUPATION: Teacher, Randspruit

"Getting by on a teacher's salary is not always easy, especially with a family to take care of. But, with a loan from African Bank and fixed monthly repayments that don't break the household budget, I was able to buy furniture for my house. I will use African Bank again because they really gave me wonderful service."

- regularly attend meetings of the board and any board committees on which he/she serves;
- endeavour to keep abreast of changes and trends in the business environment and markets, including changes and trends in the economic, political, social and legal climate generally, which may impact the business of the group; and
- seek to avoid conflicts of interests and ensure that he/she shall in no way derive any profit as a result of his/her directoral relationship with the group. Executive directors in particular shall take special care to ensure that there is no conflict between their executive management roles and their fiduciary duties as directors of the group.

Please refer to page 132 for the abbreviated board charter. A copy of the full board charter is available on ABIL's website at www.africanbank.co.za

Information requirements of directors

The board has reviewed the information requirements of directors to enable them to effectively fulfil their duties and responsibilities. Directors are timeously informed of matters that will be discussed at board meetings and provided with information relating thereto. A procedure further allows for directors to suggest additional items for discussion at meetings and to call for additional information or a briefing on any topic prior to the meeting.

Levels of materiality

The board has quantitatively and qualitatively defined levels of materiality for the group. This is reviewed on an annual basis or more frequently if necessary.

Delegation of authorities

The board has approved and disseminated the delegation, both internally and externally, of certain authorities to the board sub-committees where applicable and to management.

Board meetings

At a minimum, board meetings are held every quarter and the board is of the opinion that this is sufficient. Special board meetings to discuss specific issues such as strategy and risk management, were also held during the year. The board is constantly reviewing the amount of time spent on corporate performance, strategic issues and the content and quality of non-financial information.

The annual general meeting was well attended by directors and in particular the chairmen of all board committees were in attendance to answer any questions.

Interaction with management

The members of the ABIL board contribute a wide range of experience relevant to the particular business of ABIL and the group as a whole. The ABIL board has a high level of regular interaction with the executive management thereby enabling the directors to infuse their considerable experience, professional knowledge and knowledge of the target market into its strategic direction.

There is a policy of open communication between the board and management and this ensures that the board is fully informed of major matters concerning ABIL and its business.

Dealing in ABIL securities

The organisation has a policy to grant share options rather than shares as an incentive to executive directors. The company adheres to a policy of prohibiting dealings in securities within closed periods. The policies around dealing in ABIL securities, improper use of insider information and holding of shares by directors have been formally established by the board and are implemented by the company secretary. Securities as per the definition of the new JSE Listings Requirements includes stocks, shares, debentures, warrants and options.

The definition of closed periods as approved by the ABIL board of directors is as follows:

From:

- Year-end, ie 30 September to three calendar days after publication of prelims, abridged or provisional statements;
- Interim results from 31 March and ending three calendar days after publication of interim results;
- Quarterly periods from 31 December and 30 June and ending three calendar days after publication of quarterly updates;
- During any cautionary period relating to ABIL or any listed subsidiary of ABIL and ABIL listed securities; and
- Any other period as advised by company secretariat.

Company secretariat

All directors have access to the services of the company secretary, Sarita Martin, who is responsible for ensuring that board procedures are followed and plays an active role in the facilitation of the induction of new directors and the improvement and monitoring of corporate governance processes. All directors are entitled to seek independent professional legal advice with respect to any affairs of ABIL at the group's expense.

The appointment, removal and appraisal of the performance of the company secretary is the responsibility of the board of directors.

Group governance structure

Only non-executives directors are members of the various committees (operating within ABIL) with certain executives and other members of management attending the meetings.

The group governance structure as approved by the board is depicted on page 51.

This committee structure permits the board to address key areas in more depth than may be possible in a full board meeting. Decisions about committee membership are made by the full board, based on recommendations

Corporate governance *continued*

Meetings and attendance

	ABIL	ABL	Stangen	Theta Investments	Group Audit Comm	Group Remuneration and Trans-formation Committee	Group Nominations and Governance Committee until 15/05/03	Directors' Affairs Comm from 15/05/03	Group Risk Comm from 15/05/03	Credit Comm until 15/05/03	ALCO until 15/05/03	AGM 28/02/03
Number of meetings	7	6	4	3	4	6	3	1	1	4	5	1
Names												
Mabogoane AS	7/7	6/6				6/6	3/3	1/1				1/1
Kekane JJ	5/7	5/6				6/6		1/1				1/1
Shongwe BJT	5/7	4/6			1/1			1/1				1/1
Tembe DFG	7/7	6/6				6/6	3/3	1/1				1/1
Levitt SA	5/7	5/6			4/4			1/1		4/4	3/5	1/1
Tugendhaft A*	3/3	3/3						1/1	1/1			
Steffens GZ*	2/2	2/2						1/1	1/1			
Naidoo R*	2/2	2/2						1/1	1/1			
Steele BPF*	2/2	2/2			2/2			1/1	1/1			
Gibbon DB*	2/2	2/2			1/1			1/1				
Goba BD*	2/2	2/2				1/1		1/1				
Adams N**	4/4	3/3			2/2							1/1
Symmonds RJ**	3/4	2/3			3/3							1/1
Kirkinis n L**	7/7	6/6	1/2	3/3	3/3					4/4		1/1
Schachat G**	6/7	5/6	2/2	3/3			3/3					1/1
de Ridder JA*	7/7	5/6	2/2	3/3								0/1
Woollam DF*	7/7	6/6	4/4	3/3	2/2					0/4	5/5	1/1
Sokutu TM*	2/2	6/6	1/2							2/4	4/5	
Herselman AG*	2/2	2/2										
Marais DP**#		3/3								3/3	2/2	
Coetzer EE** #		3/3								3/3	2/2	
Ramsingh VB** #		0/1										
Kirk IM			4/4									
Georgiou JR**			0/1	0/1								
Birrel A**			0/1									
Mendelowitz M				3/3								
Jawno J				3/3								
Rossi R**				3/3								

* *Appointments*

Tugendhaft A (ABIL and ABL)	– 01/04/2003
Steffens GZ (ABIL and ABL)	– 19/05/2003
Naidoo R (ABIL and ABL)	– 19/05/2003
Steele BPF (ABIL and ABL)	– 19/05/2003
Gibbon DB (ABIL and ABL)	– 01/06/2003
Goba BD (ABIL and ABL)	– 06/06/2003
Woollam DF (ABIL, ABL, Stangen, Theta)	– 01/11/2002 (ABIL, ABL); 14/11/2002 (Stangen); 12/11/2002 (Theta)
Sokutu TM (ABIL, Stangen)	– 19/05/2003 (ABIL); 05/03/2003 (Stangen)
de Ridder JA (Stangen, Theta)	– 05/03/2003 (Stangen); 18/09/2002 (Theta)
Herselman AG (ABIL, ABL)	– 06/06/2003 (ABIL); 01/07/2003 (ABL)

** *Resignations*

N Adams (ABIL, ABL, Audit)	– 18/03/2003
RJ Symmonds (ABIL, ABL, Audit)	– 19/05/2003
DP Marais (ABL)	– 18/02/2003
EE Coetzer (ABL)	– 18/02/2003
VB Ramsingh (ABL)	– 03/02/2003
L Kirkinis (Stangen, Theta)	– 06/03/2003 (Stangen); 25/09/2003 (Theta)
G Schachat (Stangen, Theta)	– 06/03/2003 (Stangen); 25/09/2003 (Theta)
JR Georgiou (Stangen, Theta)	– 14/11/2002 (Stangen); 12/11/2002 (Theta)
R Rossi (Theta)	– 13/05/2003
AS Birrel (Stangen)	– 13/11/2002

African Bank directors only
DP Marais
EE Coetzer
VB Ramsingh

from the committee responsible for corporate governance issues (Directors' Affairs Committee – previously Group Nominations and Governance Committee). The board designates the chairmen of the various committees. All committees apprise the full board of their activities on a regular basis through oral and/or written reports.

Details of the committees are as follows:

Group Audit Committee

Composition

The members of this committee are all non-executive directors, the majority of whom qualify as independent non-executive directors as per the applicable listings requirements and King II. All members meet minimum financial literacy standards and have accounting or financial management expertise. The committee is chaired by David Gibbon.

The finance director, the lead audit partner in charge of the external audit and the head of risk, compliance and internal audit are in attendance at all meetings. In addition the internal and external auditors and compliance officer have unrestricted access to the CEO and chairman of the Group Audit Committee, which ensures that their independence is in no way impaired.

Role of committee

As part of its duty to assist the board in fulfilling its responsibilities, the Group Audit Committee's primary role is to instill financial discipline in order to minimise possibilities of fraud and misconduct. It also plays a key role in protecting the interests of investors and monitoring the component parts of the audit and compliance processes.

The salient points from the approved charter of the Group Audit Committee are the following:

- External audit – supervises the relationship, including recommending to the full board the audit firm to be appointed, evaluating the performance of the auditors, considers independence to perform non-audit services, and approval of the audit fee;
- Internal controls – understands and is familiar with the system of internal controls and on a periodic basis reviews with both internal and external auditors the adequacy of the system of internal controls;
- Compliance – reviews the organisational procedures that address compliance with the statutes;
- Financial statements – reviews and discusses with management and external audit, and based on these discussions, recommends that the board approve the financial statements for publication;
- Internal audit function – oversees the function including approval of the internal audit charter, internal audit plans and reviews the reports submitted to the committee.

Meetings

Meetings are held every quarter and more frequently if necessary which is regarded as sufficient to allow the committee to appropriately monitor and discharge its functions. Four meetings were held during the year under review.

GROUP GOVERNANCE STRUCTURE


Board of directors
Risk Committee
Audit Committee
Directors' Affairs Committee (previously Nominations and Governance Committee)
Remuneration and Transformation Committee
Credit Risk
Operational Risk
ALCO Risk
Legal Risk
Technology Risk
Internal Audit
External Audit
Regulatory Relationship
Compliance
Financial Statements

Feedback to the ABIL board of directors

The chairman of the committee reports back to the quarterly board meetings by submitting written and/or oral reports.

Group Remuneration and Transformation Committee

Composition

The committee comprises solely of independent non-executive directors.

Role of committee

The role of the committee is to address remuneration issues, overall remuneration programmes and philosophy and to set the CEO and executive management remuneration. The committee is chaired by Daniel Tembe and also looks more broadly at remuneration issues to determine that it establishes appropriate incentives for management and employees at all levels.

The salient points from the approved charter of the Group Remuneration and Transformation Committee are the following:

The committee is required to:

- Determine, agree and develop general policy on executive and senior management remuneration and succession in consultation with the board and CEO;
- Determine specific remuneration packages for executive directors in consultation with the board and CEO;
- Determine performance management criteria for executive directors;
- Review at least annually the terms and conditions of service contracts of executive directors;
- Determine grants in terms of the share option scheme to executive directors and senior management;
- Monitor, develop and maintain the implementation of transformation policies and practices to ensure compliance with the relevant legislation/practices and retain the focus on transformation as a business imperative. In making any recommendation the committee may utilise professional advisers within and outside the organisation.

Meetings

Six meetings were held during the period under review.

Feedback to the ABIL board of directors

The chairman of the committee reports back to the quarterly board meetings by submitting written and/or oral reports.

Directors' Affairs Committee

This committee replaced the previous Group Nominations and Governance Committee.

Composition

The committee, constituted as per the requirements of the Banks Amendment Act 2003, is chaired by Ramani Naidoo and comprises all non-executive directors. This reinforces the idea that the governance processes are under the control of the board as representatives of shareholders and creates a forum for non-executive directors to meet without executive directors present.

Role of committee

The main role of the committee is to address corporate governance issues and the committee is required:

- To assist the board in its determination and evaluation of the adequacy, efficiency and appropriateness of the corporate governance structure and practices of the ABIL group of companies;
- To assist the board in the nomination of successors to key positions within the ABIL group of companies and to ensure that a management succession plan is in place;
- To assist the board to terminate the employment of those directors who have been found delinquent in their duties;
- To assist the board in ensuring that the ABIL group of companies is at all times in compliance with all applicable laws, regulations and codes of conduct and practices;
- To establish and maintain a board directorship continuity programme to include as a minimum:
  - Review of performance and succession planning of executive directors
  - Continuity of non-executive directors
  - Regularly review the required mix of skills, experience and other qualities required for the effectiveness of the board
  - An annual assessment, under co-ordination of the chairman of the board, of the board as a whole and of the contribution of each individual director
  - Determine corporate governance objectives.

Meetings

Three meetings of the Group Nominations and Governance Committee and one meeting of the newly constituted Directors' Affairs Committee were held. It is anticipated that the committee will meet at least once a quarter in the new financial year and more frequently if necessary.

Feedback to the ABIL board of directors

The chairman of the committee reports back to the quarterly board meetings by submitting written and/or oral reports.

Group Risk Committee

Composition

The committee, constituted as per the requirements of the Banks Amendment Act, 2003, comprises only non-executive directors and is chaired by Günter Steffens.

Role of committee

The approved charter of the committee set out the responsibilities of the committee to, inter alia:

- Set out the nature, role, responsibility and authority of the risk management function within the group and outline the scope of the risk management activities;
- Review and assess the integrity of the risk control systems and ensure

that the risk policies and strategies are effectively managed;
- Provide an independent and objective oversight and review the information presented by management also taking into account reports by management and the Group Audit Committee to the board on financial, business and strategic risk issues;
- Adopt the principles of governance and codes of best practice;
- Liaise with the board with respect to the preparation of the committee's report to shareholders as required;
- Review the decisions of the divisional management Credit and ALCO committees. Credit and ALCO decisions taken at the divisional management level will be reported to the Group Risk Committee on a quarterly basis or more frequently should the need arise;
- Determine the maximum mandate levels for the various Credit and ALCO decisions.

Meetings

As this committee was only constituted in May 2003, only one meeting has been held. The charter of the committee makes provision for meetings to be held every quarter.

Feedback to the ABIL board of directors

The chairman of the committee reports back to the quarterly board meetings by submitting written and/or oral reports.

Management committees

Credit committees

Due to the specialised nature of the various businesses within the group, credit risk is managed by the specific business units and monitored and reviewed by the Group Risk Committee. Membership of the business unit credit committees comprises management of the specific business units only.

The credit committees are, inter alia, responsible for monitoring the implementation of the policy, adherence to credit limits, avoidance of excessive employer, industry and sector exposure, policies regarding the approval of employers for payroll deduction purposes and adequacy of provisions for the inherent risk of losses in the loan book and specifically where recovery is considered doubtful.

(Members of the Group Risk Committee are invited to attend meetings of the various credit committees.)

Asset and Liability Committee ("ALCO")

African Bank does not deal in foreign exchange and does not take any market risk. The primary risks, which are managed by this committee and monitored and reviewed by the Group Risk Committee, are liquidity risk, interest rate risk and solvency risk.

Advanced systems are used to perform traditional gap analysis to determine the impact on net interest income by simulating various interest rate scenarios based on different asset growth assumptions and various interest rate forecasts. These scenarios are also stress tested.

The ability of African Bank to meet its obligations in respect of loan payouts, maturing deposits and funding the needs of the operations of the subsidiaries is fundamental to the sustainability of its business. African Bank places a high premium on the management and monitoring of monthly updates of cash flow forecasts, maintenance of an adequate pool of marketable securities, avoidance of depositor concentration, maintenance of liquidity contingency plans and maintaining a minimum level of overnight surplus cash.

Members of the ALCO Committee are executive members of management.

(Members of the Group Risk Committee are invited to attend meetings of the ALCO Committee.)

Communication

ABIL subscribes to the principle of transparent, timeous, balanced, relevant and understandable communication, focused on substance not form, with all relevant parties.

Communication covers both financial and non-financial aspects of the business to assist in creating an informed stakeholder population. Detailed reports of the various aspects influencing the business, both directly and indirectly, are communicated to stakeholders.

ABIL undertakes this responsibility to ensure that stakeholders are comprehensively informed on a regular basis.

Code of ethics

The code of ethics for the ABIL Group commits it to the highest standard of integrity, behaviour and ethics in dealing with all its stakeholders. Staff at all levels drew up a code of ethics, which reflect the group's diversity and unique culture. Staff are expected to observe their ethical obligation in such a way as to carry on business through fair commercial competitive practices.

Code of Banking Practice

As a member of the Banking Council of South Africa, African Bank is committed to maintaining the standards of fairness set out in the Code of Banking Practice.

Micro Finance Regulatory Council ("MFRC")

African Bank, Credit Indemnity and MGC are members of the MFRC, which, inter alia, allows them to write loans under the Exemption Notice to the Usury Act, 1968. Being a member requires that their lending practices be audited by the external auditors of African Bank to ensure that they adhere to the rules of the MFRC.

African Bank is committed to a continuous process of liaising with the MFRC to benefit from its guidance in the implementation of its requirements as amended from time to time.

Remuneration report

The group's equitable pay strategy aims to attract and retain the right calibre of staff required to achieve all the group's objectives.

Remuneration philosophy

Fixed remuneration is reviewed annually to ensure that employees who contribute to the success of the bank are remunerated competitively. ABIL uses a broad-banded approach to remuneration, comprising seven levels. This approach aims at rewarding people for skills and competencies both learned and applied.

Remuneration includes all elements of remuneration such as guaranteed remuneration, share options and variable remuneration, all of which are linked to performance.

Remuneration is one of the largest cost components to the group and therefore remains an area of ongoing management within the bank.

Executive directors' remuneration

The group utilises the services of various independent remuneration consultancies to advise the Group Remuneration and Transformation Committee on the remuneration of the executive directors, non-executive directors and senior management. Guaranteed remuneration, variable remuneration and share options are benchmarked against the practices of similar positions within the banking and retail industry.

The committee is satisfied that fair remuneration practices are being followed and that there are no unnecessary risks of executives not being remunerated in line with market trends.

Executive directors' performance-based remuneration

The group has a number of incentive schemes based on the needs of the various operating divisions. The schemes are based on various criteria, the major one being EVA. The Specialised Lending division, African Bank Retail sales staff and Collections division have schemes in place to reward specific sales and collection targets. The bonuses paid to executive directors subsequent to year-end are set out in table 1.

Executive directors' share option grants

Share option allocations to executive directors are considered annually. These allocations are benchmarked against market practices and are aimed at retaining the services of key employees. Apart from the executive directors having to be in the employ of the group on the vesting dates, there are no other preconditions for the allocation of share options (See table 2).

Executive directors' service contracts

No directors are on fixed-term contracts and are subject to short-term notice periods.

Non-executive directors' remuneration

Non-executive directors are remunerated for their membership of the boards of African Bank Limited, African Bank Investments Limited and board-appointed committees.

Table 1: Remuneration and fees

	Services as directors[4]	Cash package, incl. benefits	Performance related[5]	Other	Total
For the year ended 30 September 2003					
Executive					
Schachat, G *(Executive Deputy Chairman)*	0	1 500 000	1 400 000	0	2 900 000
Kirkinis, L *(Chief Executive Officer)*	0	1 600 000	1 700 000[2]	0	3 300 000
Woollam, DF *(Group Financial Director)*	0	1 375 000[1]	2 250 000[2]	976 748[3]	4 601 748
de Ridder, JA	0	1 552 655	1 110 000	0	2 662 655
Sokutu, TM	0	574 350[1]	1 344 000	600 000[3]	2 518 350
Herselman, AG	0	431 348[1]	1 200 000	0	1 631 348
Subtotal	0	7 033 353	9 004 000	1 576 748	17 614 101
Non-executive					
Mabogoane, AS *(Non-executive Chairman)*	560 000	0	0	0	560 000
Adams, N	88 500	0	0	0	88 500
Gibbon, D	48 666	0	0	0	48 666
Goba, B	51 666	0	0	0	51 666
Kekane, JJ	145 000	0	0	0	145 000
Levitt, S	209 000	0	0	0	209 000
Naidoo, R	69 083	0	0	0	69 083
Shongwe, BJT	115 000	0	0	0	115 000
Steele, B	77 083	0	0	0	77 083
Steffens, G	59 083	0	0	0	59 083
Symmonds, RJ	95 333	0	0	0	95 333
Tembe, DFG	187 000	0	0	0	187 000
Tugendhaft, A	62 083	0	0	0	62 083
Subtotal	1 767 497	0	0	0	1 767 497
Total	1 767 497	7 033 353	9 004 000	1 576 748	19 381 598
For the year ended 30 September 2002					
Executive					
Schachat, G *(Executive Deputy Chairman)*	0	1 500 000	1 500 000	0	3 000 000
Kirkinis, L *(Chief Executive Officer)*	0	1 600 000	1 600 000	0	3 200 000
de Ridder, JA	0	550 000	616 667	0	1 166 667
Subtotal	0	3 650 000	3 716 667	0	7 366 667
Non-executive					
Mabogoane, AS *(Non-executive Chairman)*	250 333	0	500 000	0	750 333
Adams, N	121 750	0	0	0	121 750
Kekane, JJ	95 250	0	0	0	95 250
Levitt, S	182 250	0	0	0	182 250
Shongwe, BJT	79 750	0	0	0	79 750
Symmonds, RJ	83 250	0	0	0	83 250
Tembe, DFG	99 750	0	0	0	99 750
Subtotal	912 333	0	500 000	0	1 412 333
Total	912 333	3 650 000	4 216 667	0	8 779 000

Notes

1. *These directors were appointed to the board during the year and accordingly these amounts are based on cash packages from the respective dates of appointment.*
2. *Both L Kirkinis and D Woollam used the after tax proceeds of their bonuses to purchase shares in ABIL through the open market, which resulted in 110 956 shares and 140 000 shares being purchased on 20 November 2003 at R9,10 respectively.*
3. *Relates to upfront relocation allowances granted at the start of employment.*
4. *lincludes all fees paid in respect of board meetings and related subcommittee meetings.*
5. *These performance incentives relate to the financial year ended 30 September 2003 and were approved by the Board (after Remco approval) on 14 November 2003 and paid at the end of November 2003.*



Table 2: Executive directors' share options

	Date appointed	Role	Balance as at 30/09/2002	Date granted	Number	Price	Expiry date	Balance as at 30/09/2003
2003								
Schachat, G	01/07/1995	Executive Deputy Chairman	3 000 000	28/03/2001	0	5,61	28/03/2008	**3 000 000**
			0	25/03/2003	300 000	5,63	25/03/2010	**300 000**
			0	26/09/2003	2 000 000	6,35	26/09/2010	**2 000 000**
Sub-total			**3 000 000**		**2 300 000**			**5 300 000**
Kirkinis, L	01/07/1997	Chief Executive Officer	3 000 000	28/03/2001	0	5,61	28/03/2008	**3 000 000**
			0	25/03/2003	300 000	5,63	25/03/2010	**300 000**
			0	26/09/2003	2 500 000	6,35	26/09/2010	**2 500 000**
Sub-total			**3 000 000**		**2 800 000**			**5 800 000**
Woollam, DF	01/11/2002	Group Financial Director	0	01/11/2002	2 500 000	5,50	01/11/2009	**2 500 000**
			0	26/09/2003	1 000 000	6,35	26/09/2010	**1 000 000**
Sub-total			**0**		**3 500 000**			**3 500 000**
de Ridder, JA	22/04/2002	Executive director	1 000 000	28/03/2001	0	5,61	28/03/2008	**1 000 000**
			0	26/09/2003	1 000 000	6,35	26/09/2010	**1 000 000**
Sub-total			**1 000 000**		**1 000 000**			**2 000 000**
Sokutu, T	19/05/2003	Executive director	2 000 000	30/08/2002	0	5,60	30/08/2009	**2 000 000**
			0	26/09/2003	3 000 000	6,35	26/09/2010	**3 000 000**
Sub-total			**2 000 000**		**3 000 000**			**5 000 000**
Herselman, AG	06/06/2003	Executive director	800 000	28/03/2001	0	5,61	28/03/2008	**800 000**
			0	21/07/2003	900 000	6,35	21/07/2010	**900 000**
			0	26/09/2003	1 000 000	6,35	26/09/2010	**1 000 000**
Sub-total			**800 000**		**1 900 000**			**2 700 000**
Total			**9 800 000**		**14 500 000**			**24 300 000**

Table 3: Directors' shares

	Date appointed to the board	Role	2003	2002
Executive				
Schachat, G	01/07/1995	Executive Deputy Chairman	**10 074 734**	10 074 734
Kirkinis, L	01/07/1997	Chief Executive Officer	**9 433 956**[1]	9 323 000
Woollam, DF	01/11/2002	Group Financial Director	**240 000**[1]	–
de Ridder, JA	22/04/2002	Executive director	–	–
Sokutu, TM	19/05/2003	Executive director	–	–
Herselman, AG	06/06/2003	Executive director	–	–
Total			**19 748 690**	19 397 734
Non-executive				
Mabogoane, AS	01/12/1999	Non-executive Chairman	**4 000**	4 000
Gibbon, D	01/06/2003	Non-executive director	–	–
Goba, B	06/06/2003	Non-executive director	–	–
Kekane, JJ	14/02/2000	Non-executive director	**2 000**	2 000
Levitt, S	14/02/2000	Non-executive director	**9 000**	–
Naidoo, R	19/05/2003	Non-executive director	–	–
Shongwe, BJT	14/02/2000	Non-executive director	**2 000**	2 000
Steele, B	19/05/2003	Non-executive director	–	–
Steffens, G	19/05/2003	Non-executive director	–	–
Tembe, DFG	01/01/2000	Non-executive director	**2 000**	2 000
Tugendhaft, A	01/04/2003	Non-executive director	**10 000**	–
Sub-total			**29 000**	10 000
Total			**19 777 690**	19 407 734

Note

1. *Includes 110 956 shares and 140 000 shares purchased by L Kirkinis and D Woollam respectively after the year-end.*

Risk review

ABIL views risk as an inherent part of running a successful business, ie risks are not only mitigated but are also investigated for potential opportunities and therefore provide a direct linkage between risk management and maximising shareholder value.

Risk philosophy

The group accepts that it is in the business of risk taking and managing risk is therefore an integral part of its business. The board recognises the importance that an acceptable risk culture is implemented and maintained. It simultaneously accepts its responsibility towards the creation of an effective governance structure and an integrated risk management framework supported by an effective system of internal control.

Risk is managed on a partnership basis between the various board substructures, Group Risk department and the various business units. Independence between the risk management and line functions is maintained through segregated reporting lines and direct access by the risk management functions to the various board substructures. Line functions remain primarily responsible for the identification and management of the various risks.

The board has delegated the detailed work required to effectively manage risk to mainly the Audit and Risk committees with the Directors' Affairs Committee responsible for the assessment of the effectiveness of the governance processes. The functions of the committees are more fully described in the corporate governance section. The following specialised management committees, namely ALCO, a Credit Committee for the Retail Lending and Collections divisions and a Credit Committee for the Specialised Lending division, support the board sub-committees. The Credit Committees are chaired by the managing director and the ALCO by the financial director.

RISK MANAGEMENT STRUCTURE



Assurance
Risk ownership
Risk monitoring
Group Risk Department
Business units
Board committees
Internal Audit
Compliance
Operational Risk and Basel II
Company secretarial and corporate governance
Legal
Credit Risk
Interest and Liquidity Management
Chief Risk Officer
Group FD (Group Finance, Risk and Treasury)
Retail Lending division
Collections division
Specialised Lending division
Chief Executive Officer
Management committees
ALCO
Credit Committees
Group Audit Committee
Directors' Affairs Committee (governance issues only)
Group Risk Committee
BOARD OF DIRECTORS
Regular Interaction and Feedback

Group risk function

With the divisionalisation of the majority of the Theta subsidiaries into African Bank, an opportunity to form a single group risk management function with responsibility for risk across all business units within the group has been created. Group Risk consists of the following departments:

- Internal audit and forensic
- Compliance
- Legal
- Company secretariat and corporate governance
- Operational risk and Basel II,
- Credit
- ALCO

Its primary functions and responsibilities are:

- To develop and implement a group-wide risk policy and procedures that ensure that the group has a consistent and acceptable approach to the management and monitoring of risk across all business units;
- To manage centrally certain risk functions, ie compliance and operational risk , that either due to regulatory or cost efficiency reasons are not delegated to the business units;
- To act as a facilitator and overall co-ordinator of certain risk functions, eg credit, that are delegated to the business units for day-to-day management;
- To build and foster a good working relationship with the regulators to ensure constructive and open communication;
- To work proactively with Exco and the businesses/divisions to ensure that all key risks are identified and appropriate controls put in place to manage these risks. This is particularly important where new businesses, systems and products are being introduced.

Risk appetite

Returns higher than the risk-free interest rate can only be achieved through risk taking. Furthermore, by virtue of its nature, a bank is in the business of taking risk. It is therefore of utmost importance that a bank, which the public has entrusted with their funds, defines its optimal risk level and determines whether the organisation has the requisite risk culture, risk management skills and risk absorption capacity to support the business strategy.

Defining risk appetite

Risk appetite is defined as the level of risk that is acceptable for the group to bear and is dependent on the extent to which it seeks and tolerates risk as described by predetermined performance indicators, operational parameters and process controls.

The risk absorption capacity is largely a function of the bank's capital and reserves in relation to the business strategy, cost effective risk mitigation controls and effective risk transfer strategies. However, cognisance has to be taken of the fact that banks have to take account of reputational risk which could negatively affect their liquidity position to such an extent that, despite sufficient solvency, ie surplus capital, it could result in a situation that the bank cannot trade.

Risk culture

The risk culture of an organisation plays a pivotal role in effective risk management. A "Risk control culture" and "Risk acceptance culture" are at opposite ends of the risk control spectrum. A "Control culture" strives to minimise risk by maintaining an attitude of low tolerance of risk and viewing risks in general in a negative light.

Alternatively, a "Risk acceptance culture" views risk as an inherent part of running a successful business, ie risks are not only mitigated but are also investigated for potential opportunities and therefore provide a direct linkage between risk management and maximising shareholder value. A tolerance zone is created which allows risk taking within certain parameters. This culture is dependent on open communication where problems or concerns are identified and reported at an early stage rather than being suppressed. Problems and losses are viewed as part of running the business as long as cost effective controls are established and maintained to mitigate risks to an acceptable level within the set parameters.

The following matrix can be used to assist with decisions on the treatment of various risks:


High
Risk
Low
Avoid
Mitigate
Transfer
Accept
Low
Competency
High



Undesirable risks should be avoided eg. highly concentrated risk situations or entering into activities where the business does not have the expertise to manage the activity or capacity to absorb the risk. Instances where risks are high but the organisation has the competency to adequately manage the risk are to be mitigated and transferred where it does not have the competency to manage it but is still acceptable for another party to accept the risk, eg insurance. Low risks with a high competency to manage the risk are to be accepted in the normal course of business.

Simply put, all risks which are deemed to be acceptable for the business to bear can be considered to be within the risk appetite of the business.

Board and executive commitment

While the board and executive management have the responsibility for defining the strategic direction and consequently the level of risk tolerance or appetite, the challenge is that all levels of management need to have the same understanding and information to make risk decisions.

A vital aspect of the transfer of risk and acceptable risk principles is the example set by the board and executive management. Mere lip service, a lack of ethics or lack of demonstrable support for the practical application of risk management will result in the failure of even the best frameworks and plans.

Operational risk management

The group has adopted the Basel definition of operational risk, namely:

"THE RISK THAT DEFICIENCIES IN INFORMATION SYSTEMS OR INTERNAL CONTROLS WILL RESULT IN UNEXPECTED LOSS. THE RISK IS ASSOCIATED WITH HUMAN ERROR, SYSTEMS FAILURE, AND INADEQUATE CONTROLS AND PROCEDURES."

These risks, if not addressed, may result in unavailability of service, information deficiencies, financial loss, increased costs, loss of reputation and failure to keep or increase market share. In turn this could lead to damage to the corporate image of the group and adversely affect shareholder value.

Each of the business units are responsible for the management of operational risk in accordance with the board approved operational risk framework. Operational risk profiles of each division are compiled by analysing the potential losses that may arise from failed processes, people, systems or external influences. Losses might have a direct monetary or reputational impact.

The likelihood or probability of each risk and its possible impact is rated to determine the ranking of the various risks. The residual risk is determined after taking into account the effectiveness of existing controls. If the risk is not already adequately mitigated, additional controls with defined action plans are designed to ensure that risks are reduced to an acceptable level.

Line functions are the primary identifiers and monitors of risk. The Internal Audit, Forensic and Compliance functions all play a role to provide the necessary assurance that stated controls and additional controls are maintained and/or implemented. Continuous monitoring also assists with raising the awareness of operational risk management.

Significant risks and risks with a high residual exposure (ie after mitigating controls have been applied) and those risks that could have a direct or indirect impact on the strategy of the group, are reported to the board on a bi-annual basis. The board is fully appraised of the risks and more importantly of progress on the implementation of the action plans and controls to mitigate the risks to an acceptable level. Management also benefits from the board's review, input and considerable experience on a diverse range of aspects.

Top ten risks

Below are the current top ten inherent risks (before the application of any mitigating activities) facing the group as identified during the annual review process. Apart from describing the risk, the current controls to mitigate the risk and any future action plans are also stated.

The risks below are rank ordered in terms of their inherent risks, ie the effectiveness of current controls have not been taken into consideration.

Top ten risks	Mitigating factors
Risk 1: Liquidity and interest rate risk Due to the gearing of banks, a loss of confidence could result in a withdrawal of deposits to the extent that the bank cannot meet its obligations despite adequate capital and profitability.	A natural interest rate hedge is maintained. The lending book consists mainly of fixed rate assets and is financed with matching fixed rate liabilities. Also, funding is largely raised in the capital market which facilitates the raising of longer term debt to ensure that assets mature at a faster rate than liabilities. Concentration of maturing liabilities is avoided and an adequate daily cash buffer is maintained. The ALCO and Risk Committees continuously monitor interest rate and liquidity risk. Refer to note 35 on page 120 for a further discussion.
Risk 2: Inappropriate level of capital/equity The level of capital employed in the bank is an inherent trade off between optimising the return on equity and ensuring that sufficient capital is retained to cover the risk for the suppliers of funding. Capital in excess of the desired optimal level will have a dilutory effect on returns which can lead to a derating of the group.	While the regulatory minimum risk weighted capital requirement is 10%, the current capital and reserves of the group amount to 44%. The internal minimum capital required for the group is calculated to ensure sufficient coverage for the difference between the NPLs and provisions plus an acceptable coverage for the performing book. Please refer to page 22 for a discussion of the capital philosophy and capital adequacy model. The board continuously evaluates the required level of capital in the group to ensure that the required optimum level of capital is maintained.
Risk 3: People Most organisations' success is dependant on the quality of staff that it employs and retention of good performers.	The group has introduced an incentive scheme tailored to the various levels and type of work performed by staff. Weak performers are regularly appraised of their improvement and if unsuccessful are requested to leave our employ. The group encourages self-development of staff through various internal and external means, as discussed in our sustainability report. This also assists with attaining the employment equity targets set by the group. A recent culture survey has indicated that improvement is required in the communication with staff at all levels. Pages 80 to 81 of the sustainability report contains more information on the management of ABIL's staff.
Risk 4: Adequate level of sales The inability to achieve a balanced product mix and overall growth could result in margin compression or inability to carry the fixed overhead infrastructure with resultant negative impact on shareholder value.	Research is continuously undertaken to establish: ▶ Client service satisfaction levels; ▶ Client product needs; ▶ Effectiveness of advertising. The results are used to amend service levels, product offering and advertising spend on an ongoing basis. Sales incentives are also adjusted to influence the behaviour of sales and support staff. An innovation centre has recently been established to avoid staleness yet care is taken that the organisation does not move into areas of non-competence.
Risk 5: Regulatory changes The majority of the group's business is written under an exemption granted from the Usury Act. The exemption is continuously under review to improve consumer protection which could result in a variety of outcomes, some of which could affect volume of sales, costs, margins and collection efficiencies.	The group is remaining close to the legislative processes not only to influence a balanced outcome for all concerned but also adapt its business model well in advance to counter potential negative outcomes. Processes are continuously re-evaluated to improve service levels and reduce costs to counter potential margin squeeze. The creation of the innovation centre will also assist through the development of more efficient payment platforms. Refer to pages 4 to 6 in the letter to stakeholders for more information.

Top ten risks	Mitigating factors
Risk 6: Credit management Credit leniency leads to under priced loans and client over indebtedness while sales are hampered by credit criteria that are too strict.	The most important phase for assessing and pricing credit risk is at the inception of new products lines although there is a continuous re-evaluation during the portfolio's lifecycle (using vintage reports) and adjustments as new external factors are anticipated or become known. Credit is managed by small and focussed teams. To protect the solvency of the bank, all products are priced and managed to achieve a risk-adjusted margin of 30% (ie adjusted for cost and bad debt). The specialised Credit and Risk Committees closely monitor these risks and pricing levels.
Risk 7: Collections management Inefficient account management and collection methodologies and strategies result in high write-offs.	Significant investments have been made in people and technology to manage delinquent borrowers. New strategies are continuously devised to improve the cash collected from this portfolio of loans. The specialised Credit and Risk Committees closely monitor these risks.
Risk 8: Cost management An inability to contain growth in costs to lower levels than revenue growth will necessitate higher margins which will impede the group's ability to compete or result in lower returns for shareholders.	Expenditure is managed through setting of tight expenditure targets and is closely monitored by the budgeting process and various Excos within the group. Business processes are continuously re-evaluated to ensure they remain simple and the group is divided in focussed and measurable business units. An executive has been appointed to re-engineer the business to implement sustainable processes.
Risk 9: Technology Inappropriate deployment of technology could lead to inefficient business processes or overspending.	The IT strategy is closely aligned to the business requirements. All expenditure on new systems and platforms are closely scrutinised. A dedicated team has been established to investigate alternative technologies to support new channels of product delivery and collection methodologies. Cost effective disaster recovery ability and business interruption capacity is documented and regularly tested and monitored.
Risk 10: Change management The risk exist that the business attempts to implement too many unrelated changes simultaneously.	All macro projects and initiatives are listed at group level for prioritisation and evaluation by Group Exco. Change control processes with continuous re-evaluation and feedback to Exco and operational level with post-implementation evaluation have been implemented.

Basel II

The group has participated in the latest survey of the Basel II proposals. While the final proposals and requirements are awaited before a final decision will be made on the approach to be followed, preparations have begun with the accumulation and storing of the required data. An operational risk database has also been commissioned to assist the group with the building, accumulation and categorisation of known losses.

Due to the homogeneous nature of the group's asset structure and data warehouse capabilities it does not foresee significant problems to comply with any of the Basel II approaches. The group views Basel II as an opportunity to enhance its ability to more accurately determine its capital requirements and improve risk management.

Compliance

Compliance risk is the risk of legal or regulatory sanctions, financial loss, or loss to the reputation a bank may suffer as a result of its failure to comply with all applicable laws, rules and standards, as defined by the Basel committee.

While Group Compliance has developed into a strict risk management discipline, its primary role is to assist management in complying with all applicable statutory, regulatory and supervisory requirements. It therefore supports management in building a robust compliance culture based on ethical standards of behaviour to contribute to effective corporate governance. The compliance function is therefore an integral part of the overall risk framework.

The group compliance officer operates under an authority delegated by the board in terms of a board approved compliance policy and has unrestricted access to the CEO, various executive committees, Group Audit Committee and the chairmen of the board and Group Audit Committee. The board regularly reviews the compliance policy and its ongoing implementation to assess the extent to which the bank is managing compliance risk.

Each business unit has a dedicated compliance champion whose responsibility it is to assist with the implementation and monitoring of compliance in the particular unit. Mini manuals have been compiled specific to the activities of the business unit to assist the unit to focus on its compliance requirements. A control self-assessment approach is followed by the business units. The mini manuals also facilitate the monitoring of compliance by these units and assist the internal audit department who provides the necessary assurances that the defined controls are implemented and adhered to.

Compliance bulletins are issued on a regular basis to inform the business units, management and board on any new statutory or regulatory developments. This provides an opportunity for management to be proactive and to address any new requirements to ensure timeous implementation.

Regular updates or reports are submitted to the board and the South African Reserve Bank on all compliance related matters. There were no material issues of non-compliance that had to be reported during the year under review.

Money laundering

Effective controls have been implemented and staff trained to comply with the legislation pertaining to money laundering. However, as the group does not offer transactional facilities, the possibility of the group being used to launder funds is limited.

Internal audit

With the divisionalisation of certain Theta subsidiaries into the bank during the financial year, the risk teams of the relevant subsidiaries merged to form a group audit and forensic function with dedicated teams assigned to the major divisions to ensure specialised knowledge of the processes and control environment of the division is maintained.

Internal audit operates in terms of an approved Audit Committee charter. The charter was revised to include the additional activities of the audit and forensic functions for the entire group. The internal audit function reports directly to the Audit Committee and its staff have full and unrestricted access to the CEO, chairman of the Audit Committee and, if required, the chairman of the board. Operationally, the function reports to the group risk officer who in return reports to the financial director.

All group operations, business activities and support functions are subject to internal audit. The audit plan is determined annually, based on the relative degree of the inherent risks identified from the ongoing group-wide risk assessments. It also provides for ad hoc assignments and special reviews requested by management or the Audit Committee or board. Progress against the audit plan is reviewed at each Audit Committee meeting.

The group's internal audit responsibility is aimed at providing quality audit services to assist members of executive and senior management in the effective discharge of their duties and responsibilities. To this end, audits are planned and executed in such a manner as to provide management with an independent assessment and appraisal of the adequacy and effectiveness of the systems of internal control in place to, inter alia:

- Minimise potential risks and losses;
- Recognise opportunities for improvement;
- Identify strengths and weaknesses in current processes and procedures;
- Evaluate the effectiveness of business practices.

Internal audit operates closely with the other risk functions of the group, including operational risk management and compliance. This is done so as to obtain a more holistic view of the potential risks that require additional attention, as well as to provide the compliance officer with the necessary assurance on the existence and adequacy of controls in place to ensure satisfactory compliance with all relevant laws and regulations. Assurance is also provided to the Operational Risk Manager regarding certain risks at a process level.

Audit reports are formally presented to executives who are directly responsible for the functions reviewed and all those in a position to take corrective action on any control weaknesses identified. Internal client surveys are periodically distributed to obtain comments about the audit process and management's experience with the internal audit team. This is used to improve the effectiveness of its services to management on an ongoing basis.

Forensic investigations

Fraud is an inherent risk of any bank. The group endeavours to combat acts of transgression and unethical behaviour through the implementation of dynamic and sound fraud prevention practices. The board has enforced a ZERO TOLERANCE policy on fraud and all instances involving a reportable offence are managed consistently and in a uniform manner.

Staff at all levels are responsible and accountable for exercising due diligence and control to prevent, detect, and report acts or suspicion of acts of a reportable nature, as defined in the bank's fraud policy. The bank's policy is to identify and promptly investigate any possibility of fraudulent or related dishonest activities against the group and, when appropriate, pursue legal remedies available under the law.

The group has recently invested in a specialist software system that allows management to track and analyse incidents in more detail on an ongoing basis. The creation of a group-wide event loss database will also enhance the forensic management and reporting process at the various levels of the group.

Credit risk

African Bank Retail

Credit decisions are made using a combination of manual and automated processes based on rigorous analysis of historical performance. The risk tools involve a series of scorecards and discrete criteria derived from data sources such as credit bureaux, pay slips, bank statements and information obtained during the client interview stage. These sources enable determination of a true financial picture for each client. Centrally, payroll loans also undergo further scrutiny at the employer level to account for economic trends in the relevant industry sectors and the employment stability of employees. Credit criteria determine the final product offering ie. loan size, term and price and are based on the individual's risk assessment.

The underwriting principles are predicated on establishing the ability, stability, and willingness to pay and are captured in the following manner:

- Ability to pay
  - Application data supplemented with pay slips, bank statements and bureaux enquiries to establish the client's debt burden and affordability.
- Stability
  - Clients must be formally employed for minimum periods of time and employment is verified with employer.
- Willingness to pay
  - Repayment for retail loans is automated according to the pay frequency of the client and deducted from his/her bank account. For payroll loans, the employer deducts payment at source.
  - The client's credit bureau history enables assessment of willingness to pay for new loans. For those clients with existing loans or prior history, actual loan performance is leveraged in this assessment.

In addition to the rigorous credit decision making procedures, the division monitors and controls risk through a number of mechanisms:

- Detailed MIS on the application process and loan performance to enable timely identification and assessment of potential problem areas;
- Sophisticated data mining and multivariate analysis to identify and capitalise on behavioural patterns and trends;
- Limitation of exposure for specific corporate payrolls based on historical performance;
- System-enforced data quality rules and logic to ensure clean capture of application data and adherence to credit policy;
- Fraud detection systems with dedicated resources for analysis and follow-up;
- Electronic disbursement of all loans;
- Exception reporting to control fraud and identify errors.

Collections

The Collections business unit is responsible for the collection of all African Bank Retail matters from the date of default until the loan repayments are either rehabilitated or the loan is written off.

Risk management within the Collections business unit is achieved through a combination of advanced technology and dividing the unit into smaller areas of focus.

In terms of technology, a substantial investment in the collections environment has been made over the past 18 months. The main elements are:

- A fully integrated, specialist collections software package called Tallyman. The key features of this package are, amongst others, workflow automation, document generation, work prioritisation and queueing and the ability to set collection strategies at client level for clients with multiple loans;
- The call centre technology has been upgraded with the acquisition of additional predictive dialling capacity, the implementation of a new PABX together with its integrated call centre management system. The process of integrating the client services call centre, which deals with inbound calls, is also in progress and specialised workflow technology to automate much of this process has been acquired.

The principle of specialised focus to enhance risk management, which is practiced throughout the organisation, is also applied in the Collections business unit. The unit is divided in the following four divisions with special focus on:

- Legal Collections;
- Administration Orders;
- Call Centre; and
- Insurance.

Each division has an executive responsible for its specific risks, objectives and results and is divided into further specialist units as required.

In respect of general process, once a loan is identified as being in default it is immediately transferred to the call centre. Arrangements to collect the overdue instalments are made with the debtor, and, in the event of such attempts being unsuccessful the debtor is progressed through the various stages of legal collection. In the event of non-performing loans being identified either as insurance claims or administration order matters, the loans are transferred to the appropriate division for recovery.

The ultimate risk mitigator within the Collections business unit is having experienced, appropriately qualified staff. The Collections business unit is well equipped at all staff levels, but in particular at senior and middle management to handle the current risks. This favourable situation has arisen both through experience gained within the bank, as well as the opportunity to acquire and retain collection skills through the Saambou transaction.

Credit Indemnity

The division is continuing to grant new credit using a dual score matrix which combines an internal score with a credit bureau score when assessing first time applicants. This process is supported by experienced branch management who make the final decision after confirming a client's affordability and commitment levels. Repeat loans are granted using a credit policy which is supported by a behavioural scorecard to offer clients different loan sizes, terms, and interest rates depending on the client's profile. The positive impact of the scorecard has been very significant, boosting sales to the right client and playing a role in improving collections efficiencies in the call centre. A second-generation scorecard is about to be introduced, which will lead to improved predictive capacity.

Information gathered from clients during the interview process is used to determine income, expenditure and existing debt commitments. Branch staff also confirm employment and term of employment. This information is supported with bureaux enquiries which together with the demographic information form the basis of the application scorecard to decide on an appropriate loan offering for new clients. New clients without a track record can be granted a loan and are often migrated over a period of six months from smaller loan sizes and shorter repayment periods to longer repayment periods once they have had an opportunity to establish a positive internal credit rating.

The business has undergone a number of strategic changes that had a positive impact on debtor management. These include the following:

- The introduction of contractual delinquent ageing of the book at branch level. The impact of this includes:
  - Automated and early escalation of NPLs and first payment defaulters to the collections call centre. This has resulted in an improvement in late stage collections in the call centre.
  - The introduction of a new telephone call and letter strategy for current and arrears accounts. Current clients can theoretically go for up to 59 days without being in arrears, hence the soft follow-up strategy. This has resulted in improved client relations as well as increased collections.
- A consistent, automated write-off rule that ensures that bad debt is written off monthly and assigned to external agents for collection.
- The introduction of a dynamic provisioning tool that has ensured consistent, accurate provisions each month based on historic statistical data.
- Unique policy treatment for clients who apply for section 58s (consent to judgment) and for clients who are migrated to the call centre – a rehabilitation policy is in place to ensure that once cured, these clients have another opportunity to apply for a new loan under controlled conditions.

Dynamic data management and reporting capabilities has given the credit team confidence to be able to monitor the condition of the book on a regular, consistent basis. Management retains an absolute focus on the credit model, coupled with strict control over policy changes and regular exception reporting.

Miners Credit Guarantee

MCG is primarily focused on the advancing of loans into the gold and platinum mining sector. The Teba Secure Data Net ("TSDN") system houses the predetermined credit policy governing the vetting process – probably best described as the mining loans register. This credit policy consists of an industry scorecard, taking cognisance of:

- Affordability;
- An individual's credit exposure;
- Deferred pay restrictions in respect of foreign mineworkers;
- Electronic pay restrictions such as minimum take home pay requirements; and
- Ranking of loans granted on a FIFO basis.

The MCG interface to the TSDN system, Creditnet, is linked to the front office system which affords real-time communication into its central data system. Key factors of the system are:

- Limited access through user profiles to limit fraud and protect client confidentiality;
- Optimisation of the product offered to clients to meet their needs;
- Enhancement of the credit rules provided by the TSDN system;
- An independent audit trail for comparison to TSDN reports;
- Allows for electronic or cash disbursement; and
- Quick turnaround time (approximately five minutes from vetting to approval and disbursement).

Further mitigation is obtained to cover the risk of a homogeneous employer environment. To this end, longer-term loans are covered by purchasing credit life cover from the insurance industry as opposed to "self-insuring" the risk. This cover is granted without qualification and covers death and retrenchment.

Debtor administration

All loans are electronically vetted. The system communicates real-time with the TSDN system, which allows for an automatic reconciliation process and supports early identification and rectification of anomalies. Repayments are by way of direct deduction against the client's Teba savings account.

Collections are receipted daily due to the nature of the pay cycles (anniversary) on the mines. These receipts are updated daily, thus ensuring reliable vetting and affordability criteria at the front office.

Collections

Payments entering 30 day arrears are electronically flagged and status codes are allocated, eg leave, bonus pay, etc. Clients who have invalid reason codes are immediately handed over for collection. In addition, clients with three consecutive months in arrears and valid reason codes are also handed over. Client management teams meet with the union and employers on a regular basis to ensure proper management of clients in each region, so as to provide an alternative structure to the operating outlets to resolve issues of a general nature that relate to movements into arrears.

Delinquent debtors who fail to honour their commitments are handed over for collection to the wholly-owned collections company, Dart Credit Management ("DCM"), which not only specialises in mining-related collections but also closely administers and audits payments due from attorney firms that manage the affairs of clients whom they have assisted in being placed under administration.

African Bank Commercial Vehicle Finance

African Bank Commercial Vehicle Finance is a niche player in the asset based finance sector providing finance primarily to taxi owners. Lease agreements do not exceed 36 months at present. Developments in the Taxi recapitalisation process are closely monitored and should the need arise, terms will be further restricted.

A cash deposit is required in each instance and each application undergoes a strict credit vetting process, especially first time applicants. Credit life insurance, short-term insurance and the fitment of an approved tracking device on the vehicle is mandatory.

Credit vetting of all deals is done centrally. The financial status/position of each applicant is analysed to establish the gearing capacity of the owner and its income/cash flow should be supported by a valid taxi permit. The entire process can be accomplished in one day and the vehicle delivered on that day.

The division uses a tried and tested finance debtors system supported by homegrown systems that have been tailored to support the unique debtor maintenance requirements of the industry.

Collection of instalments is done via debit order deductions, direct payments and cash collections at company offices.

Any account in arrears is followed-up on a daily basis with regular verbal communication. The mandatory insurance ensures that vehicles are always well maintained and that an adequate resale value is obtained in those circumstances where vehicles have to be repossessed. The vehicle tracking device also assists with the recovery of stolen or highjacked vehicles thereby minimising potential losses.

As the business is still in its infancy, a conservative bad debt provision policy is in place. All doubtful accounts are fully provided for.

ABCommerce

The business model that has been adopted by ABCommerce is based on the foundation that performance risk has to be moved from the "borrower" to the ultimate debtor of the borrower. Factoring or invoice discounting is the methodology used to achieve this.

ABCommerce has undertaken a comprehensive study and developed an intimate understanding of the unique dynamics inherent to the financing needs of the SMME market and furthermore employed SMME finance specialists, exceptional systems, experienced staff as well as a customised risk analysis model in order to cater for the intricacies of this market.

The credit policy evolved with a clear distinction between the parties who would sell certain products or render a service in the SMME market and those who purchase such products or services and ultimately make payment therefore. In simple terms, a difference is drawn between the client, supplier or service provider and its debtor. It allows for a paradigm shift in the analysis of risk, since a typical SMME client is by default falling short of the security comfort a traditional financier expects. Should the financier be able to secure the income stream from the debtors to the supplier (by taking control and possession of the income stream), then the profile of the debtor is evaluated rather than that of the supplier or borrower.

Credit and default risk is managed as follows:

- It is imperative to have full knowledge of all the details of every debtor's book. This is achieved by the linking of debtor administration to the collections of the individual books and ABCommerce directly collects the proceeds.

  A margin is retained according to the risk assessment of each transaction and the remainder of the collectable value is paid upfront.
- The balance of the purchase price is suspended until payment of the full invoice has been received.
- Another mitigating aspect is that most transactions are insured by Credit Guarantee Insurance Corporation ("CGIC"). Additional comfort is derived from the internal credit vetting processes of CGIC.

The control over the cash flow of invoices, a retained margin of the value of the invoice and CGIC insurance has resulted in no bad debts in the portfolio. Focus is maintained on systems and controls to ensure adequate control over collections of the various debtor books.

Sustainability content



69 Social commitment
71 Embarking on a journey
73 The progress
74 Economic matters
78 Social matters
86 Environmental matters

The sustainability report is published as part of the 2003 annual report which contains a comprehensive overview of the group's profile, strategy, corporate governance and risk management, financial results and remuneration philosophy, and black economic empowerment credentials amongst others.

Social commitment

Given the nature of our business, we willingly accept our responsibility to contribute to the societies that give us our licence to trade.

Introduction

For more than a century, South African companies and multinational companies based in South Africa have prided themselves on thinking beyond the bottom line. As a result, corporate philanthropy is an entrenched part of the culture of many businesses. However, in today's business climate, where companies compete globally for customers as well as talent, where reputation is as important as financial outcome, and where social and environmental risks have become increasingly key business dynamics, companies can no longer afford to outsource their conscience to a corporate foundation or community development department. Business is recognising that an integrated social responsibility strategy ensures that all line departments are responsible for managing social issues and impacts on the company.

Developments in corporate governance, triple bottom-line reporting, socially-responsible investment, shareholder activism, promotion of multi-sector partnerships, stakeholder and environmental management issues and a growing legal and regulatory framework have increased the understanding of corporate citizenship. A number of international surveys show that opinion among business leaders is moving towards business sustainability models that place strong emphasis on the social and environmental responsibility of a company, not just in principle but in practice. Increasingly, corporate citizenship is being seen as a core part of the overall business and a direct responsibility of the board, which needs to be managed accordingly.

While ABIL has long been an active corporate citizen, its policies and practices are now being formalised and integrated into the group's way of doing business. The group believes that by combining its business as a credit bank and its role as a corporate citizen, it can contribute to the transformation process in the country.

Sustainability reporting is in its infancy and although the maiden report last year was well received, the group will continue to improve on its reporting standards, striving to present to a broad range of stakeholders tangible evidence of its progress towards its targets. In compiling this report, ABIL has been guided by the recommendations of the Global Reporting Initiative, the second King report on corporate governance and the results of an independent assessment of the first sustainability report. Combined, these have given a better framework on which to build, although the journey is just beginning.

There have been many highlights during the year which have reinforced the resolve to make an impact. On a macro level, African Bank was intensely involved in developing the financial services empowerment charter recently presented to government. ABIL fully supports the goals of the charter and are committed to achieving the targets it sets out. In some cases, the group is ahead of the time scale, in others it has work to do. The group has made good progress towards its employment equity targets. Its empowerment procurement policies have been formalised, and 50%

Social commitment *continued*

of its discretionary spending is now with black-owned or managed suppliers. Its money school continues to educate and empower clients and consumers, resulting in a prestigious award from the industry regulator. The African Bank Foundation, now in its second year, continues to make a difference to many South Africans through its long-term partnerships in the fields of art, tertiary education and entrepreneurship.

ABIL's approach to stakeholder engagement is broad and multi-faceted. It is a proactive process which incorporates the feedback into its development strategy. Its sustainability report encompasses much of the information derived from stakeholder engagement, a process it will continue to improve. Its commitment to communicate openly with stakeholders is driven from the most senior levels. Clear accountability for taking sustainability forward, plus time lines, will be finalised before the end of FY2003.

ABIL believes this report represents a balanced and reasonable presentation of the organisation's economic, environmental and social performance.

As noted, the group has begun the process of formalising and embedding sustainability practices into its business. This is a challenging task, but one to which it is fully committed and to which people at every level are responding. Encouraging progress is already being made. Together, we can make a difference.

Leon Kirkinis
Chief Executive Officer

This social report has not been independently reviewed.

Value added statement

	2003 R million	Change (%)	2002 R million
VALUE ADDED			
Total revenue	**2 866**	11,7	2 565
Charge for bad and doubtful advances	**(445)**	(19,5)	(553)
Risk adjusted revenue	**2 421**	20,3	2 012
Other interest income	**143**	72.3	83
Interest expense	**(464)**	19,3	(389)
Share of associate's income	**2**	(71,4)	7
	2 102	22,7	1 713
VALUE ALLOCATED			
Employees	**401**	22,6	327
Agents for sales commission	**122**	3,4	118
Suppliers of various services	**439**	0,9	435
Provide shareholders with cash dividends	**206**	56,1	132
Government (direct taxes and VAT)	**389**	48,5	262
Retention for growth	**545**	24,1	439
Depreciation	**74**	27,6	58
Deferred taxation	**10**	100,0	5
Outside shareholder interest	**7**	(22,2)	9
Attributable income (net of dividends paid)	**454**	23,7	367
	2 102	22,7	1 713

Embarking on a journey
The process

Sustainability is about ensuring business success in the short and long term while contributing to society's present social, environmental and economic needs without compromising the ability of future generations to meet their needs. This approach requires ethical, environmental, social and economic considerations to be integrated into all aspects of the business, reflecting the principles of sustainable development.

For ABIL, sustainability is a journey it began some time ago as reflected in the projects and activities discussed later. As with all first-stage practices, these were undertaken in a way that guaranteed immediate response to an issue in one area of its business. Many of these responses have grown into highly successful endeavours with significant impact on the group and its stakeholders. The group has now entered the second phase which is to formalise and integrate these activities to obtain maximum benefits for all involved.

To sustain growth in the 21st century, ABIL recognises that relying on economic strengths like competitive advantage and product innovation is not enough. Social and environmental impacts, measured by the inter-relation between business and communities as well as business and the environment, have become important criteria in determining a company's success.

ABIL has recently begun a comprehensive review of its sustainability strategy. Sustainability will be further integrated into the group's business plan over the next year. The integration will include the development of appropriate control and monitoring systems that will feed into the annual sustainability reporting process.

ABIL has adopted the following process to develop an integrated sustainability management framework that will strengthen stakeholder engagement, assess and manage risk – including social and environmental risk – and enhance synergies and partnerships to create opportunities. Although some steps are already in place, ABIL will build on these in the coming year to produce an organisation-wide strategy.

Although ABIL believes this is simply sound business practice applied to sustainability, it is important that this is developed in an inclusive way.


Secure commitment
• Vision for change
• High level workshop
• CEO/board support
Analyse the business
• Corporate citizenship management rating
• Sustainability SWOT analysis
• Assessing core sustainability business competencies
Develop a strategy
• Developing a strategic framework document
• Focus on both risk and opportunities
• Financial services link to sustainability
Implement the strategy
• Develop action plan
• Clear objectives
• Change management process
• Visible early gains
• Communication plan
• Training
• Knowledge management
Build into internal management systems
• Links to existing management structures
• Develop sustainability management system
• Data capture
• Key performance indicators/targets
Report and review
• Apply recognised sustainability criteria and indicators
• Data analysis
• Assurance
• Monitor and review progress against benchmarks
• Communicate

The process *continued*

Sustainability reporting is part of a broader stakeholder engagement strategy. Early engagement with a variety of stakeholders on a range of sustainability issues is vital to the overall business approach.

Communicating with stakeholders will take many forms: formal engagement based on changes to legislation and the regulatory environment; voluntary and proactive dialogue; a partnership approach where the group works with stakeholders to produce the desired result.


Regulators
Media
Employees
Civil society
AFRICAN
BANK
Suppliers
African Bank Investments Limited
Shareholders
Funders
Business organisations
Clients

The progress

The corporate social citizenship management rating (CCMR)

As the first step in the assessment of its sustainability model, ABIL commissioned African Institute of Corporate Citizenship (AICC) to conduct a study of its current sustainability practices. The analysis focused on the management of corporate citizenship as opposed to output-based measures of social or environmental impact. It considered international best practices and addressed the transformational issues in a South African context. The analysis has four dimensions which are applied across 15 elements of corporate citizenship. The dimensions consider:

- **Practices** – Current corporate citizenship activities within the company
- **Formalisation** – The extent to which those practices have been formalised
- **Embedding** – The way those practices are being embedded across the organisation
- **Integration** – The way all elements of corporate citizenship are integrated under one banner.

Elements identified as being relevant to corporate citizenship cover a wide spectrum of corporate activities, including company governance, control and management, workplace and employment practices, operational practices, the supply chain, the market and the external environment (including both social and environmental issues).

More specifically, 15 elements were identified as relevant, and research (interviews with senior management) was conducted for each of these corporate citizenship elements.

- Labour/employee relations
- Human resource and skills development
- Developmental procurement
- Supply chain compliance
- Safety and health
- Physical environment
- Social impact of operations
- HIV/Aids
- Product stewardship and brand ethics
- Corporate governance
- Employment equity
- Black ownership and control
- Corporate social investment
- Human rights
- Leadership in corporate citizenship

The analysis looked at what activities are carried out, and how these are implemented within the group. The focus is on inputs required to achieve social and environmental responsibility, rather than on actual social and environmental impact, or perceptions.

The composite rating for each corporate citizenship element and dimension enables a footprint of corporate citizenship management performance for the company. This footprint can be used in a number of ways:

- Areas of underperformance can be identified, per element or by comparison between each dimension. An action plan can be developed to address areas of acknowledged weakness.
- The performance of the company can be tracked over time. By updating the ratings in a year or two, the company can identify and highlight areas of improvement.
- The overall rating of the company can be used to demonstrate responsible corporate citizenship behaviour and planning, both internally and externally.
- Once the overall sample is sufficiently large, the company can benchmark its own scores against an aggregated total of other large South African companies.

The framework will enable the group to assess its current performance, to develop a plan of improvement and implementation of management systems, to set out reporting schedules and objectives, and to begin the process of ingraining corporate citizenship as a way of doing business.

Extract from the corporate citizenship management rating survey

"Good practices, fairly well embedded

African Bank fares adequately against the CCMR. However, there is scope for improvement in certain areas.

In terms of the four dimensions referred to above, African Bank performs best on practices and embedment, indicating that it is making a concerted effort, in most areas, to progress its corporate citizenship practices.

African Bank scores highly in terms of the extent to which certain elements have been formalised, but poorly in other areas."

"Integrated management lacking in many areas

As with most organisations using the CCMR model, African Bank fares less well when considering all 15 elements as an integrated approach to being a good corporate citizen. Although African Bank displays strong leadership in the adoption of corporate citizenship as a business philosophy, responsibility for formalising and co-ordinating citizenship activities is not yet sufficiently centralised within the organisation. The lower integration score therefore implies that better synergies could be established between the different elements of corporate citizenship.

It is evident that African Bank is cognisant of its responsibility to be a good corporate citizen and is making a concerted effort to further its status.

It was clear from the interviews that there is a desire to formalise many of the elements, establishing policies, setting targets and guidelines, reviewing progress and embedding an understanding through awareness programmes and training among staff.

Such a process should result in a more holistic management and reporting of corporate citizenship within African Bank."

The existing platform

The group is involved in numerous activities that were either intuitively accepted as sound business practice to establish a long-term business and/or evolved from our passion to make a difference. We discuss these activities under the headings of economic, social and environmental issues.

Economic matters

Communication

The group subscribes to the principle of transparent, timeous, balanced, relevant and understandable communication, focused on substance not form, with all relevant parties.

Communication covers both financial and non-financial aspects of the business to support an informed stakeholder population. Detailed reports of the various aspects influencing the business, both directly and indirectly, are regularly presented to stakeholders.

African Bank subscribes to a policy of keeping all staff members informed on issues relating to the bank and the micro-lending industry.

Extensive use is made of e-mail messaging, notice boards, face-to-face meetings and forums, as well as the following communication channels, which have been streamlined over the past year to enhance the process:

- An intranet site, ABnet;
- The satellite television channel, ABtv;
- The internal employee publication, ABmag which has been extended to include all companies in the group.

In addition, communications training for senior management was conducted in all regions and a weekly electronic bulletin instituted early in 2003.

An independent culture study (McKinsey 2003) provided the communications team with data to improve channels to meet organisational requirements.

Shareholders

As providers of capital, shareholders are a stakeholder group of prime importance. The group's commitment to shareholders includes:

- providing above-average shareholder returns. The group has a medium-term objective for return on equity of 30%;
- providing all shareholders with updated information on a regular and equal basis;
- managing the group on a sustainable basis rather than maximising short-term returns;
- striving for best practice in all areas of our business.

ABIL has a well-diversified shareholder base with over 32 000 private and institutional shareholders. Foreign investors currently hold approximately 27% of the total issued share capital. The group ensures that foreign and local shareholders are kept informed by:

- maintaining up-to-date information on its investor relations website;
- audio-casting local presentations;
- organising regular conference calls and presentations;
- attending investor conferences;
- organising site visits, investor days, road shows and meetings with management.

ABIL values its private investor base and has implemented several projects over the past two years to support small shareholders. These include stock market education programmes, support in the replacement of lost share certificates and assisting with selling small parcels of shares. Given the group's estimate that close to 90% of its private shareholder base comes from a previously disadvantaged background, portions of the annual report, notice of general meeting and proxy forms are translated into a different black language each year.

The table contains shareholder information for ABIL at 30 September 2003. ABIL has an owner-manager philosophy, with directors and management holding 4,4% of the shares. Staff participate in growth through a share option scheme, which holds options equivalent to another 10,9% of issued shares.

Shareholders' information

	Number of holders	% of holders	Number of shares	% of issued capital
Category				
Individuals	30 698	94,9	29 118 690	5,9
Limited companies	8	0,0	4 478 541	0,9
Banks	78	0,2	109 796 228	22,1
Nominee companies or trusts	666	2,1	54 820 374	11,0
Pension/provident funds	223	0,7	116 074 768	23,3
Insurance companies	26	0,1	34 947 245	7,0
Growth funds/unit trusts	211	0,6	118 339 649	23,8
Private companies (Pty)	160	0,5	3 146 078	0,6
Close corporations (cc)	99	0,3	319 385	0,1
Staff Share Trust	1	0,0	3 089 182	0,6
Trustee of a trust	0	0,0	0	0,0
Other corporate bodies	120	0,3	1 168 675	0,2
Investment companies	54	0,2	21 051 692	4,2
Medical aid schemes	7	0,0	805 058	0,1
Total	32 351	100,0	497 155 565	100,0
PUBLIC VERSUS NON-PUBLIC SHAREHOLDERS				
Public	32 338	99,96	454 539 649	91,43
Non-public[N1]	13	0,04	42 615 916	8,57
Total	32 351	100,00	497 155 565	100,00

N1: of the non-public shareholders, 11 were directors of ABIL representing 19 526 734 ABIL shares.

NOMINEE DISCLOSURE

Pursuant to the provisions of section 140A of the Companies Act of 1973, the following shareholding exceeding 2% in aggregate, as at 30 September 2003, were disclosed by the above nominee companies or established from enquiries:

	Number of holders	% of holders	Number of shares	% of issued capital
Investec Asset Management (SA)			75 029 449	15,09
Coronation Asset Management (SA)			51 403 540	10,34
Stanlib Limited (SA)			37 468 560	7,54
Treasury stock held by Abil subsidiaries			22 945 286	4,61
African Harvest (SA)			21 727 183	4,31
Directors, management and staff			21 626 350	4,35
Prudential Asset Management (SA)			20 158 960	4,05
RMB Asset Management (SA)			17 896 348	3,60
Scottish Widows Inv. Partnership (Scotland)			16 746 912	3,37
Sanlam Investment Managers (SA)			11 410 273	2,30
Schroders Investment Management (UK)			10 371 679	2,09
HOLDING				
1 – 999 shares	29 763	92,00	1 497 568	0,30
1 000 – 9 999 shares	1 718	5,31	4 613 823	0,93
10 000 – 99 999 shares	471	1,46	14 446 578	2,91
100 000 and over	399	1,23	476 597 596	95,86
Total	32 351	100,00	497 155 565	100,00

South African versus foreign



Local	73%
Foreign	27%

Funders

ABIL's business model places particular emphasis on using long-term fixed rate funding to support its asset base. Funding is mainly sourced from local corporate investors, although the group has also received funding from the IFC, the investment arm of the World Bank. The primary funding vehicle is the R3,5 billion Domestic Medium-term Note Programme, through which ABIL has issued R2,0 billion of bonds so far.

ABIL views this stakeholder group and funding stability as paramount to its long-term sustainability and has committed to the following basic principles for this group:

- It will maintain a capital adequacy ratio that reflects the risk profile of the group. Its current view is that this ratio should be maintained above 30% over the medium term. This will change over time as the base assumptions change, in all likelihood to lower levels.
- It will maintain a positive liquidity gap by ensuring that assets mature before liabilities and will retain a cash buffer sufficient to cover short-term maturities and day-to-day activities. This ensures that the group is safeguarded against liquidity risk.
- It will naturally hedge the group against interest rate risk by primarily lending and borrowing at fixed rates.
- It will maintain a diversified funding profile in the range of maturities, types of instruments and funder base.
- It will maintain open and regular communication with funders to keep them informed of the financial position and emerging business trends.
- It will regularly arrange external verification of its credit status from credit rating agencies. CA Ratings reviewed and upgraded African Bank's rating in July 2003. The long-term rating was upgraded from zaBBB+ to zaA– (strong) and the short-term rating from zaA2 to zaA1 (very strong).

Clients

Market research indicates that African Bank's target market views the banking industry as intimidating, alienating and expensive. Micro-lenders, on the other hand, are seen as ruthless, expensive and ready to exploit. African Bank positions itself as a credit bank, creating a new sector in the financial services industry. It was the first specialist credit bank to the mass market in SA. A credit bank is defined as providing mainly credit and differentiates by fulfilling the following needs:

- Easy access to credit
- Fair interests rates
- An open/non-intimidating environment
- Good client service
- Trust
- Financial empowerment
- Treating clients with respect and not discriminating on the basis of their banking history.

Brand values

African Bank's core philosophy to be a "friend and champion of the under-banked masses" translates into the following brand value attributes:

- Access to responsible and hassle-free credit
- Belief in the individual
- Personal growth
- Peace of mind

These values convey solidarity, empathy and commitment to this market. The bank's marketing and corporate social investment activities seek to reflect these values.

Client communication and privacy

ABIL has some 1,4 million clients. About 60% of African Bank Retail's business and over 80% of Specialised Lending's business constitute repeat business.

The group strives at all times to provide an open and non-intimidating environment for its clients and employees. This it does, amongst others, through the configuration of its branch layout which respects privacy and provides the client with a transparent application and loan granting process. The group also attempts to communicate to the client in his/her own language wherever possible. In terms of advertising, the bank is guided by the policy regarding adherence to advertising standards and codes as espoused by The Code of Advertising Practice produced by Advertising Standards Authority of South Africa.

African Bank has a policy and systems to deal with client privacy in terms of the information it obtains about the client in the course of business. It cannot be used for any other purpose that the one intended for and access to this information is limited to authorised personnel on the basis of their position.

Client research

The group regularly undertakes research on its target market and their needs and preferences. Some of the findings of the research undertaken in 2003 are highlighted under "The social impact of unsecured lending" on page 78. African Bank is conducting further market research to evaluate client satisfaction and unaided brand awareness to evaluate the effectiveness of the bank's activities in the marketplace. The Collections business unit has recently commissioned research on the reasons clients default on their loans and expects that its collections strategies will be adapted to take cognisance of the findings of this research.

Client rights and complaints

In 2000, African Bank Retail established a consumer affairs desk to proactively ensure that the rights of clients are protected, and to reactively deal with client complaints. Since this time, the desk has ensured that client issues remain high on the agenda.

Activities include vetting all client documentation, including loan agreements, to ensure that the material is understandable and written in plain language and the terms and conditions are reasonable. Pamphlets summarise the client's rights and obligations as a client of African Bank, and material received by the MFRC and Office of the Banking Adjudicator on consumer-related issues are regularly distributed at branch outlets. African Bank runs campaigns for staff on customer rights, including campaigns on the MFRC rules, the code of banking practice and the seven internationally-recognised rights of consumers. The group supports client rights as an associate member of the South African Consumer Union, and each year, it celebrates International Consumer Rights Day on 15 March – both with staff through internal activities as well as with clients through the branch outlets. In 2002, African Bank received the MFRC award for consumer education.

During the past financial year, African Bank Retail initiated a major campaign to improve its complaints handling service to clients. Under the banner "Zama Icebo" (Just Do It!), more efficient processes were put in place to provide an efficient and speedy resolution of complaints and keep clients informed.

The philosophy for resolving complaints is based on respect for client rights, balancing the interests between the group and its clients, and ensuring that it acts fairly in all its dealings with clients.

The group ensures that clients know where to complain by providing contact details on each loan agreement, a copy of which is given to the client. These details include the African Bank telephone and facsimile details, as well as those of its regulator (the MFRC) and the Office of the Banking Adjudicator. Posters detailing its internal complaints procedures and those of its regulators are displayed in all branches.

During the review period, African Bank received an average of 9 095 queries per month nationally, ranging from allocation of payment requests, changing bank details, querying the progress of a loan application, or challenging a loan application rejection, to more complaints-oriented matters such as a request for a refund or a challenge of the terms of a loan. Most of these queries emanate directly from clients and with the Zama Icebo campaign, the focus is on a speedy (currently 48-hour) response. Going forward, African Bank will focus on systems enhancement which will ensure a speedier response time, and lead to a decline in the number of queries/complaints received.

Complaints received during the past year from the MFRC and banking adjudicator average 7 and 17 per month respectively (totalling 87 and 209), and African Bank has received commendations from both institutions on its service levels.

Client care

At client-interfacing levels, a training programme called Tholulwazi (Be Informed) was introduced. The objective was to highlight the desired excellent client focus and ensure it becomes entrenched as part of the African Bank experience and culture. The training is ongoing and has been successful.

Government and parliament

ABIL conducts business in the low-income segment of the market in South Africa. This represents, by and large, the poorer and thus more vulnerable people within the socio-economic fabric of our society.

Given the history of micro-lending in South Africa and the historical stigma that has been associated with the industry, ie that lending practices in the industry tend to exploit poor communities by charging exorbitant interest rates, government has a particular concern about the industry. This makes it imperative that relations with the relevant stakeholders are proactively pursued to ensure a separation of incorrect perception from the actual reality on the ground.

The group has taken the view that to operate sustainably in the market, there needs to be a closer working relationship between ABIL, government (and relevant agencies) and parliament. Much effort has therefore gone into cultivating existing relationships and starting new ones where necessary. Relations have been strengthened over the past year and the group will continue to build on these in future. As example, discussions have been held with the National Department of Housing to explore its vision of dealing with the legacy of lack of credit for housing to low-income groups in South Africa. Meetings were also held with the Department of Trade and Industry and Department of Transport, amongst others.

ABIL is also an active participant in the regulatory review process initiated by government and discussed in the letter to stakeholders.

Suppliers

African Bank's non-discretionary expenditure amounts to 85% of operating costs. This covers employment costs and commissions (50,5%), property costs (7%) and other costs such as audit fees, depreciation (6%) and bank charges.

Discretionary expenditure constitutes 15% of the operating budget, of which 50% is spent with empowerment companies.

Over the last year, the company has actively continued its commitment to support empowerment companies. The process was informal in the past but has now been formalised, with systems in place to monitor and evaluate progress.

Research into the bank's procurement policies and procedures enabled it to assess the status quo of empowerment contracts throughout the company. Part of the assessment entailed suppliers submitting their employer and employee profiles, employment equity figures, and employment equity strategies. Suppliers' empowerment management figures range from 20% to 62% and empowerment staff complements range from 37% to 81%.

More alignment will take place as all divisions are divisionalised into African Bank. The Credit Indemnity operation is currently reviewing its practices and procedures to bring its procurement policy in line with the group. One or two subsidiaries, such as Commercial Vehicle Finance, have minimal discretionary expenditure and suppliers are used on an ad hoc basis.

Code of ethics

African Bank's code of ethics commits it to the highest standards of integrity, behaviour and principles. Staff at all levels participated in drawing up the code and are required to maintain the highest ethical standards in ensuring that our business practices are conducted in a manner that, in all reasonable circumstances, is above reproach.

Fraud and fraud prevention

Channel for whistle blowing – African Bank Retail brought its ethics line in-house in November 2001. Since then, there has been a significant increase in the use of this facility. This was attributable to the reassurance among staff of the full protection granted to them when supplying information and increased awareness of the channels of communication available in reporting unethical behaviour through the prominent display of posters in all offices of the bank, articles in the internal magazine, and frequent announcements of rewards being paid for tip-offs on the unit's internal TV channel.

Apart from the normal channels of reporting unethical behaviour through management, the following fraud-reporting channels exist:

- A toll-free number, 0800 20 20 18, where callers can remain anonymous
- A fraud ethics e-mail address, abfraudethics@africanbank.co.za
- A dedicated fraud fax line (011) 315 3424

Credit Indemnity has an intranet contact link to the forensic department and its toll-free number is 0860 333 004.

A fraud rewards programme pays quarterly prizes to the three most deserving cases as adjudicated by a management panel. An annual reward is paid on a lucky-draw basis to encourage staff to report all suspected fraud, irrespective of the outcome or magnitude of the issue being reported.

Fraud practices

Group policy is to identify and promptly investigate any possibility of fraudulent or related dishonest activities against the group and, when appropriate, pursue legal remedies. In an effort to rid the group of such transgressions, the board supports the zero tolerance policy on fraud, including dishonesty, non-adherence to procedures, negligence, breach of fiduciary duties, fraud, theft and other irregularities. This is demonstrated in the internal magazine where the names of all offenders who have been dismissed as a result of unethical behaviour are publicised. The forensic investigation services department continues to entrench this culture.

All staff are responsible and accountable for exercising due diligence and control to prevent, detect and report acts or suspicion of acts of a reportable nature, as defined in the fraud policy. Fraud awareness and training initiatives are continuously provided to staff on various issues. This has yielded positive results. Exception reports and a range of quality tools and techniques are used as an early detection method in identifying fraudulent applications prior to disbursing loans. Confirmed fraudulent applications, known bogus companies and fraud alerts received from the South African Fraud Prevention Services are added to a daily internal checklist to prevent further fraud.

The social impact of unsecured lending

The major slice of the economically-active population is considered high-risk clients due to three reasons: inability to service personal debt, lack of financial education and poor historical payment patterns. Traditional banks do not consider these high-risk clients their primary target market, and as a consequence these clients traditionally had limited access to credit. According to the LSM classification framework these high-risk clients fall into the lower end of the scale.

The contribution of these clients to the South African economy is real – from a sheer numbers perspective as well as their indirect contribution to helping others (mostly family members) become involved in the economic cycle of South Africa. The lack of access to credit for a huge part of the economically-active population is detrimental to the economy. Perceptions of customer exploitation remain.

ABIL's innovative business model helps it to apply economic principles to the benefit of its clients and its investors.

The interest rate charged is determined by risk

Lending in the target market has the following characteristics:

- Loans are unsecured as few clients have adequate security to cover the loan if in default
- Interest rates are driven by the following facts:
  - High capital requirements and a higher RoE requirement, which push up the cost of funding
  - High costs relative to loan sizes. Origination and servicing costs are not proportionate to loan size, resulting in these costs being higher in percentage terms for small loans (a R500 origination cost is 10% on a R5 000 loan and only 0,5% on a R100 000 loan). The Usury Act exemption notice requires origination and service fees to be deemed finance charges and included in the cost of credit disclosed on these loans
  - Increasing costs related to regulatory compliance on disclosure and client protection
  - High rates of default.

ABIL needs to price for this risk, and at the same time achieve a minimum hurdle rate of return. The economics behind our pricing are indicated in the table below. The minimum loan yield required to provide a risk-adjusted return attractive to shareholders is in excess of 50%. The group has worked continuously over the past few years to reduce its operating and funding costs and has various strategies in place in 2004 to improve these ratios further.

For every R100 advanced		
Profit	10,5%	Assuming 35% capital at a 30% RoE
Tax	4,5%	Assuming a 30% tax rate
Operating margin	15,0%	
Funding costs	9,4%	Assuming 65% debt funding at actual average cost of funding of 14,5%
Bad debts	8,2%	Actual bad debt experience
Operating costs	19,7%	Actual cost as % of advances
Required margin	52,3%	

Comparison to regulated competitors suggests that ABIL rates are market related

Internal competitor analysis suggests that the group's interest rates are competitive and aligned with those of other major banks. The graph below indicates the flat quoted annual rate for a R5 000 loan over an 18-month term.

Comparable interest rates
R5 000 loan over 18 months



45
40
35
30
25
20
15
10
5
0
Bank 1
Bank 2
African Bank
Bank 3

Note: Interest rates are the flat quoted rates
Source: ABIL internal competitor analysis, 2003

Anecdotal evidence suggests that the unregulated cash lenders charge between 20% to 30% per month on unsecured personal loans.

Combating overextension of clients

- ABIL lends strictly according to a defined credit policy governed by its credit committees. In terms of this policy, clear criteria are defined which are applied to prospective borrowers. The most important criterion is an affordability test which is required on every loan granted.
- Research conducted in June 2003 indicated that clients seek assistance with managing their loans, from a planning as well as a loan servicing perspective. Through the African Bank Money School, the modular, audiovisual borrower education programme, African Bank educates clients in managing their finances and how not to overextend themselves. The school also provides all training material and actual training to first-year students at CIDA; in 2003, it trained 506 students.
- ABIL adheres to MFRC rules as a minimum and does more to strengthen the relationship with clients:
  - It approves or declines loan applications according to objective, commercial, non-discriminatory lending criteria
  - It considers affordability in granting loans
  - It complies with the provisions of the loan agreement and any applicable law on the business of money lending
  - It complies with the rules pertaining to bank accounts and records
  - It displays a valid MFRC registration certificate and contact numbers for the MFRC and the banking adjudicator in each of its retail outlets
  - It does not keep borrowers' identity documents or bank pin codes.

Client education

Branch managers appear on community radio to educate the public about responsible financial management and the role of personal loans and African Bank Retail offers education on financial matters through the Money School.

Protecting clients

ABIL clients have the following protection:

- Recourse to the MFRC for exempt transactions
- Recourse to the banking adjudicator
- Cooling-off period.

In addition, the group has internal complaints hotlines and central complaints/client service departments that deals with client complaints.

Increasing the group's understanding of clients

ABIL actively works to increase its understanding of the needs of its clients, through research, personal interaction, measuring, monitoring and feedback. It is determined to discourage irresponsible spending, and therefore concerns itself with how personal loans are being used. It not only asks the question on the loan application form, but also conducts independent market research into the uses of its loans.

Clients approach African Bank Retail for a loan for a variety of reasons such as home improvements, housing, education, debt consolidation, family events, etc. It is clear that the group is fulfilling very specific client needs.

Lenders customers think of first
(%)


African Bank
Bank 1
Bank 2
Mashonisas/ cash lenders
Bank 3
0
10
20
30
40
50
60

Note: Data include first mention and other mentions
Source: Research Surveys, September 2003

In summary:

The majority of the economically-active population of South Africa does not yet have ready access to credit. This has created economic activity that often exploited poor customers. ABIL has proved its ability to serve these clients yet still provide an acceptable return for shareholders. It has an uncompromising commitment to providing unsecured finance in a responsible manner to its clients, and will continue to stay true to its mission of creating choice, opportunity and growth through the provision of credit.

Human capital

Employees

The organisation is centred on the belief that its people are its most important asset and, as such, its practices towards them, although always conducted with business drivers in mind, ensure it adopts unusual and innovative staff practices to create a healthy, happy employee contingent.

The group is an equal opportunity employer, committed to the ongoing development of its human capital as a vital resource. The key objectives of the human capital function are to ensure that the group is viewed and experienced as a superior employer, that effective training and development is directed towards business priorities, that human resources expenditure is managed and allocated based on the very best performance management principles and that shareholders receive superior returns on their investment in employees.

Recruitment and retention

The group is aware of the role of recruitment and retention as it continues its upskilling drive. It has been successful in attracting a high calibre of candidates. Despite the changes taking place in the business and various restructuring processes under way, the focus has remained on ensuring the retention of outstanding employees, the recruitment of talent required by the business, reward and intolerance of mediocre performance.

The need to address historical injustice and imbalance in the workplace has remained a priority, reflected in the introduction of a previously disadvantaged individual (PDI) policy. The objective of the PDI approach is twofold: firstly to recruit suitably skilled PDIs into the group and, secondly, to fast track PDIs who have shown exceptional management potential. This has resulted in better skilled employees, particularly at senior levels, and in filling key positions with individuals who are adding additional value in terms of skill and strategic perspective. The growth of the African Bank brand has contributed to ABIL becoming an employer of choice. The group is paying particular attention to advancing women in the company.

Continued effort and focus will go into this programme as the group strives to ensure that it remains recognised by employees and prospective employees as an employer of choice. Retention of excellent people in a market abounding with choice remains a challenge. Apart from competitive salaries and benefits, the group also offers a share option scheme to senior management and an incentive scheme with profit share to staff – all of which is linked to performance management.

Performance management system

A performance appraisal system based on the 20-60-20 rule is in place in key divisions. The 20% are the top performers, who are remunerated and incentivised exceptionally. The 60% of employees form the vital core without whom the business could not function optimally, and they are rewarded at the higher end of market averages. The bottom 20% has been identified as a group whose performance is not up to standard, and ABIL strives to improve the performance of this group.

The group is focused on retaining and attracting the correct skills, while ensuring that it improves in terms of gender and demographics.

Total number of permanent employees	2 911

Management level split by race


Black 26%
White 74%

Black/white split


Black 61%
White 39%

Male/female split


Female 59%
Male 41%

Age distribution at year-end
(%)


50
40
30
20
10
0
43%
39%
14,4%
3,6%
Under 30
30 – 39
40 – 49
Over 50

** The graphs are based on group numbers excluding Credit Indemnity.*

Training and development

The culture disseminated from the centre of the group is one of structured informality, encouraging innovation and an entrepreneurial spirit through a non-prescriptive management style and freedom of departmental and divisional activity within a broad cohesive framework. This framework centres on the core value of belief in the individual and the campaign initiated through the HR and corporate affairs department of "putting people first" within the context of the group's commitment to employment equity.

The group undertakes a number of activities to empower and develop staff at a technical level and from a personal and career-enhancing perspective. The focus of the training and development is to build well-rounded, skilled and professional individuals and teams who are able to provide excellent service to the clients.

Basic generic training

African Bank Retail staff have, since the establishment of the Learning Academy in 2001, all been exposed to regular in-house on-the-job training, provided by 21 national and regional trainers, as well as by internal area specialists and external consultants, brought in to train in a particular focus area.

Sales consultants all receive basic generic training prior to entering the marketplace and regular upskilling as new products and regulatory and other circumstances require. Branch managers are also expected to hold weekly training sessions with their teams.

Specialised departments are responsible for ensuring their teams are trained and adequately skilled to meet the individual needs of their divisions and training is therefore on-going in all departments.

The training programme in the Collections division, called "Winning Teams", is a training initiative which moves away from traditional training methods and is full of fun, promoting team-building and cross-skilling collections business knowledge and skills. Staff are given the opportunity to study and answer questions on the material provided by playing a board game – very similar to Trivial Pursuit. Questions asked relate directly to business operational requirements, legal knowledge, regulatory issues, eg MFRC rules and the code of banking practice, interspersed with sports-related questions to add a unique and competitive aspect to the game.

At Credit Indemnity, a team of eight trainers goes out regularly to branches to effect on-the-job and group training to ensure all staff meet the high standards of service set by the division. Since March 2003, a major re-education drive has been initiated, called productivity and quality training, where trainers are re-upskilling all staff members with a minimum skills set programme. To date, seven training modules have been rolled out, including customer consultant, teller, ADRA (Association of Debt Recovery), credit control, client service, principle-centred leadership, Excel, Word and Outlook.

Supervisory level

At supervisory level, employees are catered for with a programme called the Supervisory Development Programme (SDP). It focuses primarily on supervisors and/or employees who display the potential to supervise staff. The content addresses the issues of leadership, communication, ethics, values, conflict management, etc. This year, the programme reached approximately 150 employees within the group.

Junior and middle management level

Within the ranks of junior and middle management, two courses remain popular: the Fast Track and Management Advance Programmes. Both yielded good returns on skills upliftment:

- Fast-tracking Management Programme – suited for individuals who do not have a formal academic (tertiary) qualification. To date, 80 people have been trained over a three-year period.
- Management Advance Programme (MAP) – this course is facilitated by The Graduate Institute of Management & Technology (GIMT). The programme focuses on strategy, operations, marketing, finance and HR. Fifty employees have completed this programme over the past two years.

The bank initiated a fast-track process with certain employees with leadership potential, both PDI and non-PDI. The process is focused on fast-tracking the individuals into management positions or upskilling them to become more productive. Over the past year, 85 candidates have been identified for further development.

Training and development implementation also takes place within the various business units. Due to the company's geographic spread, HR trainers are located in all the regions. Over 30 different internal and external courses, from business to soft skills, are available to staff. The most frequently used programme is the sales orientation training. This programme focuses on training sales consultants to ensure they secure potential clients.

Additional training includes induction, diversity, and Aids awareness. Through the process of divisionalisation, the company is cross-pollinating best practices to ensure that the training methodology will become a benchmark for the micro-lending industry.

The bank is applying for Investors in People (IiP) accreditation through Bankseta. IiP is an international standard which recognises the organisation's commitment to the development of the business through the development of its people. To comply, the process includes a formative assessment which is due to be completed by December 2004.

Survivor project

Credit Indemnity launched a successful staff development programme, called Survivor, where the total staff complement of 940 employees attended outdoor camps for a full 24-hour experience, covering a period of seven months. Staff were challenged to perform outdoor activities such as absailing, river rafting, mountain climbing, etc. The time was used effectively to relate experiences to client service and to create an understanding of the importance and value of communication and synergy.

The project has promoted and encouraged working relationships between employees and clients and has raised the self-esteem and belief in individual contribution to the organisation.

Diversity training

Diversity training is ongoing throughout the group. The course is in the form of a one-day workshop with a diverse group of 20 learners at each session and deals with issues such as ethnicity, prejudice, globalisation and employment equity. Going forward, a second-level programme on managing diversity is being prepared.

Transformation, employment equity and diversity

A national employment equity forum was established in April 2003. It is a diverse forum with representation from all levels in the bank. Regional forums have been established within each business unit.

The bank is serious about equity and transformation. In line with the financial services industry, it still faces challenges on equity and transformation.

At present the group is well positioned and competitive in the entry and junior to middle levels of staff. At senior and executive levels, reasonable progress has been made. It is committed to making further meaningful progress by either appointing or promoting black and female candidates over the next period as it strives to improve equity.

Compensation, benefits and incentives

The group has several initiatives in place to ensure it attracts and retains the services of the best employees. These include:

- Designing and implementing a company-wide incentive scheme for employees at all levels. It was put in place to motivate and directly influence the behaviour of individuals, teams, business units and the organisation. The incentive scheme allows the lower levels of staff to take ownership of the business.
- A share option scheme for senior and middle management levels. Initially, the scheme applied to all employees. Due to the amount of shares involved, the complexity of the scheme and lack of understanding regarding the tax implications among the junior levels of staff, it was streamlined for middle to senior management. A profit-share scheme has been introduced for middle to junior employees to compensate them for the change to the share incentive scheme.
- The implementation of a standardised group-wide performance management system, which measures an individual's performance against predetermined criteria or key result areas, and rewards the individual accordingly.
- The implementation of a group-wide standardised broad-banding approach to salary levels. This will ensure equity, both internally and externally, while still allowing flexibility.

The aim of compensation, benefits and incentives within the company is to adopt a holistic approach that will enable it to bridge the gap between organisational objectives and goals, and employee aspirations and expectations.

Putting People First Programme

The African Bank Retail and Collections divisions have continued the substantial investment in the Putting People First (PPF) programme that started in June 2002. The combined PPF spend was more than R3 million over the past year.

The focus of the initiative has remained on employee well-being and demonstrating the bank's commitment to all staff members. The programme forms an integral part of the philosophy and culture of the organisation with its core values of belief in the individual and encouraging personal growth.

Programme activities include:

- The employee well-being clinics render an invaluable service to employees and their immediate families once a week at central and regional offices
- Two duvet days per year
- A day off in the staff member's birthday month
- A travel cost-saving/sharing scheme
- Incremental leave days – rising per salary band
- Loyalty reward programme for employees in levels 3 to 6 where they accumulate a guaranteed 60 points per month and an additional allocation is made for performance twice per year. These points are redeemed for a variety of goods or retail vouchers.
- Fun days – a themed fun day is held each month for staff. They offer an opportunity for social interaction and exploring diversity within the company, as well as a means for employees to contribute to local charities.
- Group schemes – negotiated with Standard Bank, Alexander Forbes and Hewlett Packard so that staff can enjoy the financial savings generated by these partnerships.
- Credit Indemnity has launched an employee assistance programme for the early identification of employees with personal problems and to motivate these individuals to access assistance to resolve personal problems.
- Health screening or personal development for executive staff – senior staff members have the option of attending a personal development course of their choice, or undergoing a comprehensive health screening once a year.
- Excellence awards – this programme continues to recognise employees who have excelled in their departments and regions. Criteria include a staff member's contribution to the company in productivity, cost savings and sales performances, as well as individual performance ratings.

Unions

The bank has excellent working relationships with the industry's union, SASBO. Although a recognition agreement is not currently in place, one-quarter of the total staff complement are members of the union. In line with standard practice, African Bank will sign a recognition agreement if more than 50% of employees become members of the union. There is mutual respect between the bank and the union and issues are dealt with in a consultative and transparent manner.

Corporate social investment

The African Bank Foundation

This is the second year of the African Bank Foundation's existence since its inception and launch in 2001. The foundation is the dedicated vehicle through which African Bank and its major associates direct their social giving to sound development initiatives.

The foundation gives African Bank the opportunity to have a formal and coordinated programme of effective and purposeful social investment.

Last year the foundation reported on its work and the type of projects it funds. The report largely focused on the monetary contributions to projects that promote social upliftment. This year, the foundation elaborates more on internal structures in this report.

The board annually invests a percentage of the bank's profits into the foundation, to enable the foundation (a registered trust) to identify and support programmes in line with both government and civil society's needs and priorities. The group is proud of this commitment.

The foundation is uniquely formulated in comparison to other foundations in that it does not partner numerous projects. It has instead partnered with three large organisations, which touch peoples' lives countrywide. There has been great progress in achieving developmental objectives with the projects, and the group believes it is making a difference in people's lives through these long-term partnerships.

The foundation has committed itself for three years to its selected projects to set a proper foundation for their growth. Its contract expires at the end of 2004.

Since inception, the foundation has contributed R9,3 million in monetary terms and to deserving organisations.

The foundation has recently started a process of revisiting its priorities to be even closer to national development priorities and the mainstream imperatives of our business. Our future is closely tied to the sustainable development of communities in South Africa and success largely depends on a climate of social and economic prosperity. The foundation is therefore committed to the communities it serves, and its CSI programme is based on principles of partnership, entrepreneurship, growth and community development, while realising that it cannot be all things to all people.

The foundation is an acknowledged pioneer in areas of social investment where no other funders are willing to go initially. As an organisation, it is characterised by being entrepreneurial and richly endowed with a pioneering spirit. It has a set of principles and values which rigorously govern the way business is done:

Creativity and innovation – continually exploring new avenues to be unique, bold and different in achieving its objectives.

Partnership and cooperation – promoting strategic partnerships to ensure sustainability. Internally, the foundation works, wherever possible and without prejudicing the integrity of any project or programme, with ABIL's marketing and communications departments for the greater benefit of our organisation.

Credibility and integrity – valuing, acknowledging and protecting the name, image and dignity of our beneficiaries.

Impact and value – the role of ABIL is to create growth and therefore any involvement by the foundation encourages values and behaviours that correspond to ABIL's own values and impact on the quality of people's lives and society in general.

Goodwill – committed to long-term working relationships dedicated to improving the lives of the marginalised.

Interdependence – programmes, where possible, undertake to work towards an integrated and complementary philosophy, without compromising the uniqueness and independence of individual partner organisations.

The foundation's funds are spread across three sectors, namely arts, tertiary education and crafts/ entrepreneurship. In line with the partnership approach, the foundation is actively involved in its projects, serving on the boards of trustees or on working committees of its project partners, giving input to ensure delivery of developmental objectives.

The foundation invests in project partners whose work promises to be sustainable financially and from capacity and skills viewpoints.

Below are the general criteria for funding projects. The criteria is used when new projects are evaluated.

Fundable activities

These will include programmes and projects that:

- indicate social and economic development for beneficiaries
- promote human rights and gender issues
- promote self-reliance and entrepreneurship
- indicate a high regard for community participation, ownership and accountability
- indicate clear achievable objectives and key performance indicators
- demonstrate transparency and the capacity to manage
- disclose other funding sources
- indicate the feasibility of the active involvement of African Bank Foundation in a long-term, mutually-beneficial partnership
- adhere to the following principles:
  - Change and transformation
  - People participation
  - Use of local resources and skills
  - Integrity of creation
  - Human dignity
  - Trust and shared responsibility.

Main non-fundable activities

- Projects that are the responsibility of national, provincial or local government which includes building schools, offices, water and sanitation, road works, etc
- Organisations with a history of misuse of funds and without the proper financial systems and a business plan in place
- Political organisations and political activities
- Unions and union activities such as rallies, local and regional conferences, etc
- Denominational activities
- Activities that cause environmental degradation.

Project partners

Beadwork

ABIL is a proud custodian of the project to repatriate southern African beadwork from abroad, a century or more after it was taken from this region.

Over the years, museums in southern Africa have accumulated collections of beadwork, but these institutions have seldom had the resources to systematically collect and display beadwork in a manner appropriate to its importance in the history of art and culture on the subcontinent.

The African Bank Foundation accepts the role as guardian of material pieces for future generations, and anticipates that the collection and the accompanying exhibitions will contribute to a wider understanding and appreciation of this art form. Through this effort, we also hope that the contribution of African women to the development of South African art takes its rightful place.



It is through the bank's beadwork collection that the foundation partnered with KhumbulaZulu Craft/LOSA – to fuse old and new designs for economic development of our people. Funds in excess of R900 000 have been invested in this initiative.

CIDA city campus

Formed in 1999, CIDA (Community and Individual Development Agency) provides disadvantaged South Africans with a fully-accredited, practical four-year bachelor of business administration qualification that emphasises entrepreneurship, business and computer skills. Through the programme, students run the campus and administration offices, which gives them valuable real-world experience.

The education offered is designed to be relevant, cutting-edge, holistic in nature, and involves business and corporate professionals in the design and delivery of all programmes.

The focus of the curriculum is to develop truly empowered, integrated citizens and leaders who are skilled and equipped to build the South African economy in future. The foundation invests R1,2 million per year to build young capacity for the country. This commitment ends in 2004.

Education through the arts

The African Bank Market Theatre opened in 1976 as the "theatre of the struggle". Non-racial and not-for-profit, it became the creative crucible for indigenous South African work and artists. For nearly two decades, it was the only venue that produced indigenous theatre in Johannesburg and encouraged the development of some of the best black theatre and a platform for black artists.

ABIL has committed an investment of R3 million per year for three years in support of all educational and outreach programmes.


MARKET
THEATRE

Environmental matters

We regard compliance with applicable environmental regulations and the use of sound environmental practices as important factors in demonstrating effective corporate management.

Health and safety

HIV/Aids

The HIV/Aids pandemic is one of the most complex and strategic issues that business in general, and ABIL in particular, has had to respond to. Rather than adopting a wait-and-see stance, ABIL is currently completing a comprehensive review of the potential impact on the business and has adopted a proactive response to HIV/Aids consisting of:

- Reviewing and developing a group HIV/Aids policy;
- Monitoring the group statistical picture for both clients and employees;
- Conducting an actuarial impact assessment on the African Bank client demographic and employee base;
- The HIV/Aids task team is being constituted to meet regularly to coordinate and share ideas on group initiatives on HIV/Aids;
- A strong emphasis on staff awareness and support through peer educators, with regional coordination;
- Design of an integrated HIV/Aids programme, incorporating initiatives already implemented, including:
  - Peer group training and educational awareness sessions with staff
  - HIV/Aids information regularly distributed to staff on intranet and via an AIDSINSITE email service and website
  - Free condom distribution
  - Aids breakfast awareness sessions
  - Internal communication updates
  - Access to low-cost clinic treatment.

Credit Indemnity launched a nine-month HIV/Aids awareness campaign in 2003 and employs two full-time HIV/Aids counsellors. It has been highly valued by all employees and, through this campaign, many employees have gone for HIV/Aids testing, connected with counsellors and are receiving assistance. All trainers and internal communication staff are highly supportive of and integrated into this project. The company received a special award from MFRC for its HIV/Aids programme.

Safety

African Bank sees one of its primary duties as being a responsible employer. The financial industry, being a "clean" one, does not face the same health and safety risk factors as an industrial one. Hence, safety and health issues are somewhat reduced. The goal is to be regarded as a preferred employer, and part of the HR focus rests on the following principles:

- A safe and healthy working environment. The premises are carefully managed and regularly upgraded, both from a health and aesthetics perspective.
- ABIL seeks continual improvement in the well-being of its staff. This ranges from physical health factors through to staff and career development as discussed more fully elsewhere in this report.

Cash-handling policies

Most of African Bank's businesses are not cash based. As soon as a loan application is approved, money is transferred to the client's account. However, one of the divisions, Credit Indemnity, operates on a predominantly cash basis and recognises the risk involved in dealing with large sums of cash.

To mitigate against this risk, a comprehensive policy on cash handling and management has been developed over the last 25 years and implemented in Credit Indemnity branches. The main features of this policy include:

- All branches are protected by an alarm system linked to a security company, including panic buttons and remote controls. All branches use an armed response facility.
- All branches are equipped with a time-delay safe for bulk cash handling and a utility safe for daily use.
- All branches are designed with a cash-up office and teller area, separate and locked off from the normal trading area.
- All branches enjoy a five-day cash handling service so that deposits and withdrawals from the bank can be made daily.
- All bulk cash transactions can be monitored from head office. Most importantly, bulk cash levels are kept very low in the branches. Cash flows in the branches are largely neutral in terms of customer repayments (receipts) and draw-downs (payouts) which negates the necessity for holding large sums of cash on hand. Bulk levels are carefully monitored centrally to ensure that excess cash is immediately banked. Cash levels at Credit Indemnity branches are, as a result, relatively low, making it a poor target for robbery.
- Bulk tellers monitor teller float cash levels throughout the day and excess cash is deposited into the bulk safe (drop safe section) when necessary.
- Full and comprehensive policies and procedures have been developed and documented which are followed by staff. These are accessible to all staff on the company intranet and adherence forms part of the routine management and internal audit programme.

Cash losses sustained by Credit Indemnity in its 25-year history, as a result of theft and robbery, have been insignificant.

Environment

By the nature of the business, the possible impact on the environment is greatly reduced.

Indirectly, loans create opportunities for clients to uplift their living standards and this generally results in positive environmental impact. When canvassed, clients often advise that the loans obtained through African Bank are used for home additions and improvements.

Within the operational aspects of its business, the group strives for environmental protection by recycling resources, eg paper and furniture (redundant furniture and computers are donated to schools and charities).

Index to global reporting initiative indicators

ABIL has conducted a thorough assessment of its current performance against GRI guidelines. The assessment is available on the group's website at www.africanbank.co.za.

GRI indicator	Topic	Page	Section in this report
1.1	Vision and strategy	ii	Our mission
		xii	Our approach
		iii	Focus and strategy
		iv, v	Core business activities
		3/69	Letter to stakeholders
1.2	CEO statement	3/69	Letter to stakeholders
2.1 – 2.9	Organisational profile	iv, v	Profile
		iv, v	Core business activities
		FC4	Financial highlights
		71	Embarking on a journey
		80	Human capital
2.10 – 2.16	Report scope	157	Contacts
2.17 – 2.22	Report profile	71	Embarking on a journey
3.1 – 3.8	Structure and governance	44	Corporate governance
		iv, v	Profile
		ii	Mission
		xii	Approach
		71	Embarking on a journey
3.9 – 3.12	Stakeholder engagement	71	Embarking on a journey
		69	Social commitment
3.13 – 3.20	Policies and management systems	69	Social commitment
		71	Embarking on a journey
4	GRI content index	87	Index to global reporting
5	Performance indicators	71	Embarking on a journey
	GRI guidelines	69	Social commitment
6.1 – 6.36	Environment	86	Sustainability report
6.37 – 6.43	Profit and assets	FC4	Financial highlights
6.44	Human capital investment	80	Sustainability report
6.47	Debt/equity ratio	FC4	Financial highlights
6.48 – 6.50	Wages and benefits	80	Sustainability report
6.51	Taxes	70	Sustainability report
6.52 – 6.53	Community development	83	Sustainability report
6.56 – 6.58	Suppliers	77	Sustainability report
6.60, 6.64, 6.65	Quality of management	153 – 156	Members of the board
6.67, 6.68	Health and safety	86	Sustainability report
6.69 – 6.73, 6.75, 6.78, 6.80 – 6.84	Workplace	80 – 83	Sustainability report
6.96	Client satisfaction	76	Sustainability report

Financial statements

for the year ended 30 September 2003

Directors' responsibility	89
Certificate from the company secretary	89
Report of the independent auditors	90
Directors' report	91
Balance sheet	96
Income statement	97
Statement of changes in equity	98
Cash flow statement	99
Notes to the annual financial statements	100
1. Accounting policies	100
2. Fixed assets	104
3. Investment in subsidiaries	106
4. Investment in associates	106
5. Goodwill	107
6. Deferred tax asset/liability	107
7. Net advances	108
8. Other assets	109
9. Statutory assets	109
10. Short-term deposits and cash	109
11. Life fund reserve	109
12. Loans and debentures	110
13. Liabilities to depositors	111
14. Other liabilities	112
15. Share capital	112
16. Reserves	112
17. Secondary capital	113
18. Interest income	113
19. Interest expense	113
20. Charge for bad and doubtful advances	114
21. Net assurance income	114
22. Non-interest income	114
23. Operating costs	115
24. Taxation	116
25. Reconciliation between earnings and headline earnings per share	117
26. Dividends	117
27. Cash generated from operations	118
28. Increase in gross advances	118
29. (Decrease)/increase in working capital	118
30. Normal and indirect taxation paid	118
31. Shareholder payments and transactions	118
32. Investing activities	119
33. Financing activities	119
34. Cash and cash equivalents	119
35. Financial risk	120
36. Contingent liabilities at year-end	124
37. Operating lease commitments	125
38. Retirement and post-retirement benefits	125
39. Related party information	125
Appendix A – Investment in subsidiaries	126
Appendix B – Investment in associates	127
Appendix C – Segmental profitability analysis	128
Appendix D – Segmental advances and provisions analysis	129
Appendix E – Interest in joint venture	130
Appendix F – Group structure and profile	131

Directors' responsibility

The directors are responsible for the integrity of the financial statements and related information included in this annual report.

For the board to discharge its responsibilities, management has developed, and continues to maintain, a system of internal financial control. The board has ultimate responsibility for this system of internal control and reviews the effectiveness of its operation, primarily through the Group Audit and Risk Committees and other risk-monitoring committees and functions.

The internal controls include risk-based systems of accounting and administrative controls designed to provide reasonable, but not absolute, assurance that assets are safe guarded and that transactions are executed and recorded in accordance with generally accepted business practices and the group's written policies and procedures. These controls are implemented by trained, skilled staff with clearly defined lines of accountability and appropriate segregation of duties. The controls are monitored by management and include a comprehensive reporting system operating within strict deadlines and an appropriate control framework. As part of the system of internal financial control the group internal audit function conducts operational, financial and specific audits and coordinates audit coverage with the external auditors.

The external auditors are responsible for reporting on the financial statements.

The financial statements are prepared in accordance with South African Statements of Generally Accepted Accounting Practice and incorporate responsible disclosures in line with the accounting philosophy of the group. The financial statements are based on appropriate accounting policies applied and supported by reasonable and prudent judgments and estimates. The directors believe that the group will be a going concern in the year ahead. For this reason they continue to adopt the going concern basis in preparing the group annual financial statements.

These financial statements, set out on pages 91 to 131 have been approved by the board of directors and are signed on its behalf by:

AS Mabogoane
Chairman

L Kirkinis
Chief Executive

Midrand
5 December 2003

Certificate from the company secretary

In terms of section 268G (d) of the Companies Act, 1973, as amended, I certify that, to the best of my knowledge and belief, the company has lodged with the Registrar of Companies for the financial year ended 30 September 2003 all such returns as are required of a public company in terms of the Companies Act, and that all such returns are true, correct and up to date.

S Martin
Company Secretary

Midrand
5 December 2003

Report of the independent auditors

To the members of African Bank Investments Limited

INTRODUCTION

We have audited the annual financial statements and group annual financial statements set out on pages 91 to 131 for the year ended September 2003. These annual financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on the financial statements based on our audit.

SCOPE

We conducted our audit in accordance with statements of South African Generally Accepted Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement.

An audit includes:

- Examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- Assessing the accounting principles used and significant estimates made by management; and
- Evaluating the overall financial statements presentation.

OPINION

In our opinion the financial statements fairly present the financial position of the company and the group as at 30 September 2003, and the results of their operations and cash flow information for the year then ended in conformity with South African Statements of Generally Accepted Accounting Practice and in the manner required by the Companies Act.

Deloitte & Touche
Chartered Accountants (SA)
Registered Accountants and Auditors

Johannesburg
5 December 2003

Directors' report

30 September 2003

The directors present their report together with the audited annual financial statements for the twelve months ended 30 September 2003.

NATURE OF BUSINESS

ABIL is a holding company to subsidiaries involved in the provision and underwriting of unsecured term finance. ABIL's subsidiaries include African Bank Limited ("African Bank"), the market leader in the provision of unsecured term finance to the formally employed mass market who have traditionally been under-serviced in their credit needs, The Standard General Insurance Company Limited ("Stangen"), which provides life assurance products to the African Bank client base and Theta Investments (Pty) Limited ("Theta"), which has been ABIL's private equity operation and new business incubator. Theta is currently undergoing a restructuring, with the major operating businesses being divisionalised into African Bank, and the remaining businesses that were either unsuccessful or failed to achieve critical mass being sold or closed down. This process will result in Theta becoming dormant and its capital base being injected into African Bank. The major part of this process has been completed and the remainder is expected to be finalised early in the 2004 financial year.

SHARE CAPITAL

At 30 September 2003, the issued share capital totalled 497 155 564 (2002: 497 155 564) shares of 2,5 cents each representing R12,4 million (2002: R12,4 million).

ABIL SHARES HELD BY SUBSIDIARY COMPANIES

The ABIL Employee Share Trust held 2 945 286 ABIL shares at the year-end with an original cost of R23,9 million. Stangen held 20 000 000 ABIL shares at the year-end with an original cost of R124,7 million.

POST-BALANCE SHEET EVENT

The only significant post-balance sheet event since the group's financial year-end on 30 September 2003 was the declaration of a final dividend for the 2003 financial year of 31 cents per ordinary share and a special dividend of 100 cents per ordinary share.

MAJOR CAPITAL EXPENDITURES

The group made total additions to its fixed assets of R82,6 million during the past financial year, with R58,5 million being spent on computer systems and related software.

REGULATORY APPROVAL

As at the date of this directors' report, the following regulatory approvals from the South African Reserve Bank were still outstanding:

- Application in terms of section 54 to transfer the business conducted by The African Bank Development Finance division of African Bank to African Contractor Finance Corporation, a wholly owned subsidiary of Theta Investments. The group financial results will not require adjustment should this approval not be obtained.
- Section 52 applications in terms of which African Contractor Finance Corporation acquires 100% of Dedela Securities (Pty) Limited.

DIVIDENDS

	2003 cents	2002 cents
Ordinary dividends		
Interim, paid on 17 June 2003 to shareholders registered on 14 June 2003	**25,0**	12,0
Final, payable on 15 December 2003 to shareholders registered on 12 December 2003	**31,0**	18,0
	56,0	30,0
Special dividend		
Payable on 15 December 2003 to shareholders registered on 12 December 2003	**100,0**	–

DIRECTORS

	Date appointed (if in the current year)
Group executives	
de Ridder, JA	
Fourie, A	21 October 2003
Herselman, AG	6 June 2003
Kirkinis, L (Chief Executive Officer)	
Schachat, G (Executive Deputy Chairman)	
Sokutu, TM	19 May 2003
Woollam, DF (Group Financial Director)	1 November 2002
Non-executives	
Gibbon, DB	1 June 2003
Goba, BD	6 June 2003
Kekane, JJ	
Levitt, SA	
Mabogoane, AS (Non-executive Chairman)	
Naidoo, R	19 May 2003
Shongwe, BJT	
Steele, BPF	19 May 2003
Steffens, GZ	19 May 2003
Tembe, DFG	
Tugendhaft, A	1 April 2003
Directors resigned	Date resigned
Adams, N	18 March 2003
Symmonds, RJ	19 May 2003

Rotation of directors

In terms of article 13 of the company's articles of association one third of the directors shall retire at each annual general meeting on a rotational basis as determined in this article. Retiring directors are eligible for re-election. The following directors, who are due to retire at the next annual general meeting, are available for re-election:

Fourie, A
Gibbon, DB
Goba, BD
Herselman, AG
Naidoo, R
Sokutu, TM
Steele, BPF
Steffens, GZ
Tugendhaft, A

SECRETARY

The group company secretary is S Martin.

REGISTERED ADDRESS

59 16th Road, Midrand, 1685
Private Bag X170, Midrand, 1685

INTEREST OF THE DIRECTORS IN THE SHARE CAPITAL OF THE COMPANY

as at 30 November 2003

	Shares owned 2003	2002
Executive		
de Ridder, JA	–	–
Fourie, A	–	–
Herselman, AG	–	–
Kirkinis, L (Chief Executive Officer)	**9 433 956**	9 323 000
Schachat, G (Executive Deputy Chairman)	**10 074 734**	10 074 734
Sokutu, TM	–	–
Woollam, DF (Group Financial Director)	**240 000**	–
Non-executive		
Gibbon, DB	–	–
Goba, BD	–	–
Kekane, JJ	**2 000**	2 000
Levitt, SA	**9 000**	–
Mabogoane, AS (Non-executive Chairman)	**4 000**	4 000
Naidoo, R	–	–
Shongwe, BJF	**2 000**	2 000
Steele, BPF	–	–
Steffens, GZ	–	–
Tembe, DFG	**2 000**	2 000
Tugendhaft, A	**10 000**	–
Total	**19 777 690**	19 407 734

None of the directors of ABIL have non-beneficial interests in ABIL ordinary shares.

The reader is referred to the remuneration report in the corporate governance section on page 54.

SHARE OPTIONS

A total of 54 054 271 and 317 041 options have been granted to and accepted by directors and staff in terms of the ABIL Employee Share Participation Scheme and Baobab Solid Growth Share Option Scheme respectively. At the date of this report, this represents 10,94% of the number of shares in issue. In terms of the rules of the schemes, a total of 15% may be granted.

THE ABIL EMPLOYEE SHARE PARTICIPATION SCHEME

Accounting treatment: The share trust may acquire in the open market the required number of shares to be issued to employees or ABIL may issue a fresh issue to the trust. At 30 September 2003, the trust had a balance of 2 945 286 ABIL shares on hand. The trust's accounts are consolidated into the group results and these shares on hand at the year-end are treated as treasury shares and are disclosed as such in the statement of changes in equity. All the shares had been acquired in the open market.

THE BAOBAB SOLID GROWTH SHARE OPTION SCHEME

Accounting treatment: As this scheme has not acquired or been issued any ABIL shares, there are no figures to consolidate into the group accounts. When employees are entitled to take delivery and have exercised their share options according to the rules of the scheme, shares will be delivered to the employees.

Below is a table detailing the movements in the schemes

ABIL Employee Share Participation Scheme		Total	Options not vested Exercised	Options not vested Not exercised	Options vested Exercised	Options vested Not exercised
Balance of options granted on 30 September 2002	n1	35 169 742	6 086 563	22 404 442	2 199 469	4 479 268
Options offered to employees during the year		33 154 845	–	33 154 845	–	–
Options not accepted by employees		–	–	–	–	–
Options offered and accepted		33 154 845	–	33 154 845	–	–
Options exercised		–	1 288 832	(1 308 832)	1 177 005	(1 157 005)
Options vested		–	(3 684 080)	(4 401 856)	3 684 080	4 401 856
Options exercised and taken delivery of	n2	(4 644 738)	–	–	(4 644 738)	–
Options lapsed		(9 625 578)	–	(9 157 943)	–	(467 635)
Balance of options granted at 30 September 2003	n3	54 054 271	3 691 315	40 690 656	2 415 816	7 256 484
Balance of ABIL shares held at 30 September 2003		(2 945 286)				
Options in excess of ABIL shares held		51 108 985				

Baobab Solid Growth Share Option Scheme		Total	Options not vested Exercised	Options not vested Not exercised	Options vested Exercised	Options vested Not exercised
Balance of options granted on 30 September 2002	n4	627 033	–	309 666	–	317 367
Options vested		–	–	(309 666)	–	309 666
Options lapsed/cancelled		(309 992)	–	–	–	(309 992)
Balance of options granted at 30 September 2003	n5	317 041	–	–	–	317 041

At year-end, had ABIL acquired ABIL shares in the market to deliver to option holders that were in the money the equity loss would have amounted to R73,3 million. However, the inflow of cash upon the exercise of such shares would amount to R82,4 million and thus no contingent liability exits at year-end relative to the share option scheme.

n1 *The strike prices of the share options granted under the ABIL Employee Share Participation Scheme as at 30 September 2002 are as follows:*
24 786 056 share options at 561 cents
1 072 431 share options at 737 cents
91 993 share options at 884 cents
2 899 801 shares options at 785 cents
4 269 461 share options at 560 cents
50 000 share options at 623 cents
2 000 000 share options at 571 cents

n2 *The share options, which have been exercised, vested and taken delivery of by the employee, had the following strike price:*
4 614 738 shares at 561 cents
20 000 shares at 560 cents
10 000 shares at 623 cents

n3 *The strike prices of the share options granted under the ABIL Employee Share Participation Scheme as at 30 September 2003 are as follows:*
16 566 398 share options at 561 cents
387 517 share options at 737 cents
62 581 share options at 884 cents
907 469 share options at 785 cents
3 249 461 share options at 560 cents
40 000 share options at 623 cents
10 149 637 share options at 563 cents
19 114 208 share options at 635 cents
768 500 share options at 608 cents
2 808 500 share options at 550 cents

n4 The strike prices of the share options granted under the Baobab Solid Growth Share Option Scheme as at 30 September 2002 are as follows:

398 187 share options at 802 cents
208 846 share options at 1250 cents
20 000 share options at 1430 cents

n5 The strike prices of the share options granted under the Baobab Solid Growth Share Option Scheme as at 30 September 2003 are as follows:

129 743 share options at 802 cents
187 298 share options at 1250 cents

HOLDING COMPANY

ABIL does not have a holding company.

SUBSIDIARIES

The interest of the company in the aggregate net income and losses after taxation (before inter-group dividends) of subsidiaries is:

	2003 R000	2002 R000
Net income	**728 360**	539 671
Losses	**(68 458)**	(40 805)
	659 902	498 866

INTEREST OF DIRECTORS AND OFFICERS

During the financial year no contracts were entered into in which directors and officers of the company had an interest and which significantly affected the business of the group. The directors had no interest in any third party or company responsible for managing any of the business activities of the group.

SPECIAL RESOLUTIONS

African Bank Investments Limited passed the following special resolutions on 28 February 2003:

- That the directors be given general authority to buy back the company's shares.
- That the articles of association of the company be amended by the deletion of article 7.10.
- That the articles of association of the company be amended by allowing the company to make payments to its shareholders, whether by way of a capital distribution or by way of a distribution out of any reserves of the company. No such payment to shareholders shall carry interest against the company, unless interest in respect thereof is specifically provided for in the resolution declaring such payment. Further, that the articles of association of the company be amended by deleting articles 23.6, 23.7 and 23.13.

LITIGATION STATEMENT

At the date of this directors' report no material incidences of litigation existed against the group.

ACQUISITIONS AND DISPOSALS

The following interests were acquired during the financial year ended 30 September 2003:

THETA INVESTMENTS (PTY) LIMITED

- Acquired an additional 25% in Business Venture Investments 189 (Pty) Limited – total holding 65%.
- Acquired an additional 15% in A1 Taxi Finance (Pty) Limited and 15% in A1 Taxi House (Pty) Limited – now 100% holding.
- Acquired the minority held interest in Miners Credit Guarantee (Pty) Limited of 15% – now 100% holding.

The following interests were disposed of during the financial year ended 30 September 2003:

THETA INVESTMENTS (PTY) LIMITED

- Disposal of the complete holding of 80% of Theta Specialised Finance to management.
- Disposal of the complete 65% holding in Business Venture Investments 189 (Pty) Limited to management.

Balance sheet

as at 30 September 2003

		Group		Company	
	Notes	2003 R000	2002 R000	2003 R000	2002 R000
ASSETS					
Fixed assets	2	**193 719**	189 029	**–**	–
Investment in subsidiaries	3	**–**	–	**1 799 936**	1 810 582
Investment in associates	4	**9 324**	17 605	**–**	–
Policyholders' investments		**53 682**	65 080	**–**	–
Goodwill	5	**20 463**	13 007	**–**	–
Deferred tax asset	6	**58 812**	63 459	**714**	15 771
Net advances	7	**4 399 746**	4 900 199	**–**	–
Gross advances		**6 314 097**	7 166 640	**–**	–
Provisions for impairment		**(1 914 351)**	(2 266 441)	**–**	–
Other assets	8	**109 735**	496 983	**8 005**	78
Taxation		**4 625**	21 325	**837**	495
Statutory assets – bank and insurance	9	**479 474**	421 751	**–**	–
Short-term deposits and cash	10	**1 148 562**	835 460	**1 391**	3 553
TOTAL ASSETS		**6 478 142**	7 023 898	**1 810 883**	1 830 479
LIABILITIES AND EQUITY					
Life fund reserve	11	**80 326**	94 713	**–**	–
Loans and debentures	12	**2 251 180**	2 269 313	**–**	–
Liabilities to depositors	13	**884 485**	690 332	**–**	–
Other liabilities	14	**173 094**	1 040 840	**20 991**	33 418
Deferred tax liability	6	**10 576**	13 256	**–**	–
Taxation		**95 335**	219 411	**–**	–
Bank overdraft		**150**	19 846	**–**	–
Total liabilities		**3 495 146**	4 347 711	**20 991**	33 418
Share capital	15	**12 429**	12 429	**12 429**	12 429
Reserves	16	**2 776 322**	2 421 093	**1 777 463**	1 784 632
Ordinary shareholders' funds		**2 788 751**	2 433 522	**1 789 892**	1 797 061
Outside shareholders' funds		**4 541**	55 990	**–**	–
Secondary capital	17	**189 704**	186 675	**–**	–
Total capital and reserves		**2 982 996**	2 676 187	**1 789 892**	1 797 061
TOTAL LIABILITIES AND EQUITY		**6 478 142**	7 023 898	**1 810 883**	1 830 479

Income statement

for the year ended 30 September 2003

		Group		Company	
	Notes	**2003 R000**	2002 R000	**2003 R000**	2002 R000
Revenue					
Interest income on advances	18	**2 295 519**	2 005 388	**–**	–
Net assurance income	21	**246 804**	259 811	**–**	–
Non-interest income	22	**323 407**	299 580	**219 488**	699 660
Total revenue		**2 865 730**	2 564 779	**219 488**	699 660
Charge for bad and doubtful advances	20	**(444 935)**	(553 228)	**–**	–
Risk adjusted revenue		**2 420 795**	2 011 551	**219 488**	699 660
Other interest income	18	**143 131**	82 827	**208**	1 009
Interest expense	19	**(463 685)**	(389 181)	**(50)**	(37)
Operating costs	23	**(1 036 241)**	(938 367)	**4 011**	(367 599)
Net income from operations		**1 064 000**	766 830	**223 657**	333 033
Share of associate companies' income	4	**1 529**	6 778	**–**	–
Net income before taxation		**1 065 529**	773 608	**223 657**	333 033
Indirect taxation: Value-added tax and STC	24	**(84 947)**	(38 348)	**(16 990)**	15 771
Taxation	24	**(314 071)**	(227 629)	**(61)**	(989)
Net income after taxation		**666 511**	507 631	**206 606**	347 815
Minority interest		**(6 609)**	(8 765)	**–**	–
Net income attributable to ordinary shareholders		**659 902**	498 866	**206 606**	347 815
HEADLINE EARNINGS AND EARNINGS PER SHARE					
Net income attributable to ordinary shareholders		**659 902**	498 866		
Adjustments:					
Goodwill amortised		**17 691**	12 839		
Other capital items		**2 466**	(1 063)		
Headline earnings		**680 059**	510 642		
Weighted number of shares in issue (000)		**484 398**	488 939		
Fully diluted number of shares in issue (000)		**486 816**	488 939		
Headline earnings per share (cents)	25	**140,4**	104,4		
Basic earnings per share (cents)	25	**136,2**	102,0		
Fully diluted headline earnings per share (cents)	25	**139,7**	104,4		
Fully diluted earnings per share (cents)	25	**135,6**	102,0		
Dividends per share (cents)	26				
Interim – paid		**25**	12		
Final – declared		**31**	18		
Total ordinary dividends		**56**	30		
Special – declared		**100**	–		
Total ordinary and special dividends		**156**	30		

Statement of changes in equity

for the year ended 30 September 2003

	Group				
	Share capital R000	Non-distributable reserves R000	Distributable reserves R000	Treasury shares R000	Total R000
Balance at 30 September 2001	12 858	81 713	2 191 249	(233 596)	2 052 224
Dividends paid	–	–	(132 027)	–	(132 027)
Cancellation of treasury shares held by subsidiary	(429)	–	(150 197)	150 626	–
ABIL share trust shares issued to employees (cost)	–	–	–	20 532	20 532
Loss incurred on group employees acquiring ABIL share trust shares	–	–	–	(6 073)	(6 073)
Transfer from non-distributable to distributable reserves	–	(81 713)	81 713	–	–
Net income for the year	–	–	498 866	–	498 866
Balance at 30 September 2002	**12 429**	–	**2 489 604**	**(68 511)**	**2 433 522**
Dividends paid	–	–	**(206 066)**	–	**(206 066)**
ABIL share trust shares issued to employees (cost)	–	–	–	**37 849**	**37 849**
Loss incurred on group employees acquiring ABIL share trust shares	–	–	–	**(11 792)**	**(11 792)**
Treasury shares acquired by subsidiary	–	–	–	**(124 664)**	**(124 664)**
Net income for the year	–	–	**659 902**	–	**659 902**
Balance at 30 September 2003	**12 429**	–	**2 943 440**	**(167 118)**	**2 788 751**

	Company				
	Share capital R000	Non-distributable reserves R000	Distributable reserves R000	Treasury shares R000	Total R000
Balance at 30 September 2001	12 858	76 397	1 496 794	–	1 586 049
Dividends paid	–	–	(136 803)	–	(136 803)
Cancellation of treasury shares held by subsidiary	(429)	–	429	–	–
Transfer from non-distributable to distributable reserves	–	(76 397)	76 397	–	–
Net income for the year	–	–	347 815	–	347 815
Balance at 30 September 2002	**12 429**	–	**1 784 632**	–	**1 797 061**
Dividends paid	–	–	**(213 775)**	–	**(213 775)**
Net income for the year	–	–	**206 606**	–	**206 606**
Balance at 30 September 2003	**12 429**	–	**1 777 463**	–	**1 789 892**

Cash flow statement

for the year ended 30 September 2003

		Group		Company	
	Notes	**2003 R000**	2002 R000	**2003 R000**	2002 R000
Cash generated from operations	27	**1 666 944**	1 492 603	**226 987**	670 753
Increase in gross advances	28	**(22 467)**	(1 324 722)	**–**	–
(Decrease)/increase in working capital	29	**(473 769)**	426 898	**(21 235)**	22 568
Normal and indirect taxation paid	30	**(504 427)**	(463 355)	**(2 336)**	(2 280)
Shareholder payments and transactions	31	**(303 402)**	(117 825)	**(212 894)**	(137 071)
Cash (outflow)/inflow from investing activities	32	**(11 661)**	(195 093)	**7 316**	(553 000)
Cash inflow from financing activities	33	**179 049**	727 180	**–**	–
Increase/(decrease) in cash and cash equivalents		**530 267**	545 686	**(2 162)**	970
Cash and cash equivalents at the beginning of the year		**815 614**	269 928	**3 553**	2 583
Cash and cash equivalents at the end of the year	34	**1 345 881**	815 614	**1 391**	3 553

1. ACCOUNTING POLICIES

The annual financial statements of the group are prepared as a going concern on a historical cost basis, except for certain financial assets and liabilities that are measured on a fair value basis in terms of AC133 – Financial Instruments: Recognition and Measurement. The consolidated financial statements conform to South African Statements of Generally Accepted Accounting Practice and the Companies Act of 1973. The following principal accounting policies have been consistently applied, except for changes implemented due to AC133 which was introduced with effect from 1 October 2002. This new statement is a prospective statement which does not require a restatement of comparatives. The introduction of AC133 had an immaterial impact on the financial statements as a whole as ABIL has in the past made provisions for impairments on a similar basis to that contemplated in AC133. The only change to the balance sheet has been the removal of the general provision, and the introduction of a portfolio provision which approximates the minimum provision required by the Banks Act for performing loans. This had an immaterial impact on the income statement.

1.1 Consolidation

The group annual financial statements incorporate the annual financial statements of the company and its subsidiaries. The operating results of the subsidiaries are included from the effective dates control is acquired and up to the effective dates of disposal. All significant inter-company transactions and balances have been eliminated. Premiums or discounts arising on the acquisition of subsidiaries are treated in terms of the group's accounting policy for goodwill.

1.2 Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition. Goodwill is recognised as an asset and amortised on a systematic basis following an assessment of the foreseeable life of the asset, subject to a maximum of 20 years.

The carrying amount of goodwill is reviewed annually and written down for permanent impairment where it is considered necessary.

Negative goodwill, which represents the excess of the group's interest in the fair value of the identifiable assets and liabilities acquired over the cost of acquisition, is eliminated proportionately against the fair values of the non-monetary assets acquired.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of unamortised goodwill or negative goodwill is included in the determination of the profit or loss on disposal.

1.3 Joint ventures

A joint venture is a contractual agreement between the group and another party to undertake an economic activity, which is subject to agreed sharing of control, in which the group has a long-term interest.

Investments in joint ventures are accounted for on the proportional consolidation method, whereby the group's proportionate share in assets, liabilities, revenue, expenses and cash flows of the joint venture are combined on a line-by-line basis with similar items in the consolidated financial statements.

A proportional share of intra-group transactions and balances is eliminated. The results of the joint venture are included from the effective date of acquisition and up to the effective date of its disposal.

1.4 Associates

Associates are those enterprises in which the group holds an equity interest and over which it has the ability to exercise significant influence and which are neither subsidiaries nor joint ventures.

Investments in associated companies are accounted for in the group financial statements using the equity method, for the duration that significant influence is exercised by the group.

Equity accounted income, which is included in the respective carrying values of the investments and in the consolidated income statement, represents the group's proportionate share of the associates' attributable income after accounting for dividends payable by those associates.

Provision is made when there has been a permanent impairment in the carrying value of an interest in an associate. Where the equity method results in the group's proportion of an associate's losses being greater than or equal to the carrying value of the associate, the associate is carried at nil or at a nominal amount. Additional losses are only provided to the extent that the group has incurred obligations or made payments on behalf of the associate to satisfy the associate's obligations.

1.5 Investments

Investments are recognised on a trade-date basis and are initially measured at cost, including transaction costs.

At subsequent reporting dates, debt securities that the group has the express intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost, less any impairment loss recognised to reflect irrecoverable amounts. The annual amortisation of any discount or premium on the acquisition of the held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

Investments other than held-to-maturity debt securities are classified as either held-for-trade or available-for-sale, and are measured at subsequent reporting dates at fair value. Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in net profit or loss for the period. For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the period.

1.6 Advances and impairment provisions

Advances are disclosed net of impairment provisions and credit life insurance reserves which, in the opinion of the directors, are required. Specific impairment provisions are made against identified doubtful advances. Portfolio provisions are maintained to cover potential losses, which although not specifically identified, are considered to be present in the advances portfolio. Credit life insurance reserves are the actuarial reserves held by the group's insurance company on policies ceded to African Bank as security and which provide additional provision coverage.

Advances, which are deemed uncollectable, are written off against the specific provision for doubtful debts. Both the specific and portfolio provisions raised during the year, less recoveries of advances previously written off, are charged to the income statement.

The group reviews the carrying amounts of its advances to determine whether there is any indication that those advances have suffered an impairment loss. Where it is not possible to estimate the recoverable amount of an individual advance, the group estimates the recoverable amount on a portfolio basis for a group of similar financial assets.

The recoverable amount is the sum of the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects the advance/portfolio of advances original effective interest rate.

If the recoverable amount of the advance is estimated to be less than the carrying amount, the carrying amount of the advance is reduced to its recoverable amount by raising a specific impairment provision which is recognised as an expense in the income statement.

Where the impairment loss subsequently reverses, the carrying amount of the advance is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the advance in prior years. A reversal of an impairment loss is recognised as income immediately.

1.7 Fixed assets

Fixed assets are stated at original cost less accumulated depreciation. Major improvements to buildings are capitalised. Fixed assets other than land are depreciated on a straight-line basis over their expected useful lives.

The estimated useful lives are as follows:

Furniture	– 6 years
Computer equipment and software	– 3 years
Office equipment	– 3 years
Motor vehicles	– 4 years
Buildings	– useful life (limited to 50 years)
Leasehold improvements	– over the shorter of the lease term or its useful life

The carrying amounts of fixed assets are written down to their estimated recoverable amounts, where the estimated recoverable amount is lower than the carrying value.

Repairs and maintenance are charged to the income statement when the expenditure is incurred.

1.8 Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expenses that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Indirect taxes in the form of unrecovered value-added tax are grouped with the taxation expense in the income statement. Secondary tax on companies (STC) on ordinary dividends, net of STC credits earned, is expensed through the income statement in the period in which the dividend paid is accounted for.

1.9 Revenue recognition

Interest income is accrued on a time basis by reference to the principal outstanding and the interest rate applicable. Interest accrued but not yet received is included in the assessment for impairment provisions. In certain instances where a loan is in arrears for greater than six months, an assessment is made regarding the recoverability of the loan and if necessary the accrual of interest is stopped.

1.10 Premium income

Premiums are accounted for when they become due and payable. Premium income is disclosed net of reinsurance premiums.

1.11 Claims and policyholders' benefits

Provision is made for the estimated cost of claims outstanding at the end of the year, including those incurred but not reported at that date.

Policyholders' benefits are disclosed net of the reinsurance recoveries.

1.12 Borrowing costs

Borrowing costs are recognised as an expense in the period in which they are incurred.

1.13 Leased assets

Leased assets are classified as operating leases where the risks and rewards of ownership are effectively retained by the lessor. Obligations incurred under operating leases are charged to the income statement and disclosed under operating expenses.

1.14 Retirement benefits

Contributions to retirement benefit funds are charged to income as incurred.

1.15 Segmental reporting

The group operates within a single market segment, namely the underwriting and provision of credit. Individual business units operating within this segment have been further segmented to highlight the key performance drivers of the units.

Geographical segments are not disclosed, as the group has no operations outside South Africa.

1.16 Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held on call with banks, investments in money market instruments and cash reserves held by the insurance company, net of bank overdrafts.

For purposes of the balance sheet the statutory assets – bank and insurance, comprising South African Reserve Bank cash requirements and prudential liquid assets together with insurance prudential cash reserves required by the Financial Services Board, are not disclosed as bank and cash balances but rather "statutory assets – bank and insurance".

1.17 Comparative figures

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year. Any such changes have been accompanied by an explanatory note.

	Group					
	Cost/ valuation 2003 R000	**Accumulated depreciation 2003 R000**	**Carrying value 2003 R000**	Cost/ valuation 2002 R000	Accumulated depreciation 2002 R000	Carrying value 2002 R000
2. FIXED ASSETS						
Furniture	**31 065**	**(13 798)**	**17 267**	29 718	(11 041)	18 677
Computer equipment and software	**198 143**	**(111 412)**	**86 731**	144 266	(67 847)	76 419
Office equipment	**28 204**	**(15 986)**	**12 218**	19 808	(10 676)	9 132
Motor vehicles	**7 535**	**(2 840)**	**4 695**	6 327	(2 287)	4 040
Leasehold improvements	**32 833**	**(22 360)**	**10 473**	31 821	(12 813)	19 008
Land	**11 000**	**–**	**11 000**	11 000	–	11 000
Buildings	**57 439**	**(6 104)**	**51 335**	54 683	(3 930)	50 753
Total	**366 219**	**(172 500)**	**193 719**	297 623	(108 594)	189 029

The carrying amounts of fixed assets at 30 September 2003 for the group are reconciled as follows:

	Carrying value at beginning of year R000	Additions R000	Depreciation R000	Disposals and write-offs R000	Carrying value at end of year R000
Furniture	18 677	5 383	(5 437)	(1 356)	17 267
Computer equipment and software	76 419	58 454	(47 792)	(350)	86 731
Office equipment	9 132	8 597	(6 724)	1 213	12 218
Motor vehicles	4 040	3 306	(1 486)	(1 165)	4 695
Leasehold improvements	19 008	2 805	(10 227)	(1 113)	10 473
Land	11 000	–	–	–	11 000
Buildings	50 753	4 077	(2 174)	(1 321)	51 335
Total	189 029	82 622	(73 840)	(4 092)	193 719

Certain of the assets have been pledged as security (refer note 12.4).

	Group		Company	
	2003 R000	2002 R000	**2003 R000**	2002 R000
2. FIXED ASSETS *(continued)*				
Land and buildings comprise:				
Erf 136, Rantjespark Extension 62, situated at 59 16th Road, Midrand, measuring 35 259 square metres.				
At cost – 2000	**36 562**	36 562	**–**	–
Additions at cost – 2001	**7 718**	7 718	**–**	–
Additions at cost – 2002	**14 969**	14 969	**–**	–
Additions at cost – 2003	**1 177**	–	**–**	–
Portion 6, erf 2315, situated at 157 Pietermaritz Street, Pietermaritzburg, measuring 2 174 square metres.				
Remaining portion 6 (of 2) of erf 2315, situated at 108 Chapel Street, Pietermaritzburg, measuring 735 square metres.				
At cost – 2001	**1 269**	1 269	**–**	–
Portion 4 (of 1), erf 2314, remainder of erf 2314 and erf 2313, situated at 135 Pietermaritz Street, Pietermaritzburg.				
Portion 8 (of 7) of erf 2313, remainder of portion 7 erf 2313, situated at 135 Pietermaritz Street, Pietermaritzburg, measuring 2 876 square metres.				
At cost – 2003	**2 900**	–	**–**	–
Portion 3, erf 52, Rosebank, situated at 9 Arnold Road, Rosebank, measuring 752 square metres.				
At cost – 1994	**1 433**	1 433	**–**	–
Additions at cost – 1995	**205**	205	**–**	–
– 1997	**2 375**	2 375	**–**	–
– 1998	**1 500**	1 500	**–**	–
– 1999	**1 880**	1 880	**–**	–
Provision for permanent diminution in value	**(3 549)**	(2 228)	**–**	–
Total accumulated depreciation to date	**(6 104)**	(3 930)	**–**	–
Total land and buildings	**62 335**	61 753	**–**	–
Capital commitments				
Authorised and contracted for	**6 723**	19 150	**–**	–
Authorised and not contracted for	**–**	–	**–**	–
Total	**6 723**	19 150	**–**	–

The full current year balance that is authorised and contracted for will be financed from internal cash resources.

	Group		Company	
	2003 R000	2002 R000	**2003 R000**	2002 R000
3. INVESTMENT IN SUBSIDIARIES				
Shares at cost	–	–	**1 811 814**	2 152 864
Less impairments	–	–	**–**	(337 720)
Indebtedness to the company	–	–	**7 113**	6 985
	–	–	**1 818 927**	1 822 129
Indebtedness by the company	–	–	**(18 991)**	(11 547)
	–	–	**1 799 936**	1 810 582
See appendix A for information relating to subsidiaries.				
4. INVESTMENT IN ASSOCIATES				
Movement for the year				
Carrying value at the beginning of the year	**17 605**	7 133	**–**	–
Share of attributable income	**1 529**	6 778	**–**	–
Dividend from associates	**–**	(711)	**–**	–
Additions at cost, less goodwill written off	**848**	5 405	**–**	–
Associate becoming a subsidiary	**(10 658)**	–	**–**	–
(Decrease) in loans to associates	**–**	(1 000)	**–**	–
Carrying value at the end of the year	**9 324**	17 605	**–**	–
Investment in associates comprises the following:				
Cost	**5 253**	7 963	**–**	–
Share in distributable reserves (net of dividends received)	**4 071**	9 642	**–**	–
Carrying value at the end of the year	**9 324**	17 605	**–**	–

See appendix B for information relating to associates.

	Group		Company	
	2003 R000	2002 R000	**2003 R000**	2002 R000
5. GOODWILL				
Cost				
At the beginning of the year	**29 070**	29 070	**–**	–
Arising on acquisition of additional holdings in subsidiaries	**25 147**	–	**–**	–
At the end of the year	**54 217**	29 070	**–**	–
Amortisation				
At the beginning of the year	**16 063**	3 224	**–**	–
Charge for the year	**17 691**	12 839	**–**	–
At the end of the year	**33 754**	16 063	**–**	–
Carrying amount at the end of the year	**20 463**	13 007	**–**	–
6. DEFERRED TAX ASSET/LIABILITY				
Deferred tax analysis				
Deferred tax assets				
General provision for credit losses	**4 615**	23 134	**–**	–
Estimated tax losses	**37 792**	22 400	**–**	–
Secondary tax on companies	**4 738**	15 771	**714**	–
Other provisions	**11 667**	2 154	**–**	15 771
	58 812	63 459	**714**	15 771
Deferred tax liability				
Assurance income	**10 576**	13 256	**–**	–
	10 576	13 256	**–**	–
Net assets at the end of the year	**48 236**	50 203	**714**	15 771
Deferred tax reconciliation				
Balance at the beginning of the year	**50 203**	33 271	**15 771**	–
Income statement movement:	**(1 967)**	16 932	**(15 057)**	15 771
Balance at the end of the year	**48 236**	50 203	**714**	15 771

		Group	
		2003	2002
		R000	R000
7.	**NET ADVANCES**		
	Gross advances	**6 314 097**	7 166 640
	Provisions for impairment	**(1 914 351)**	(2 266 441)
	Net advances	**4 399 746**	4 900 199
	Advances totalling R20 million in 2002 had been pledged as security for long-term loans and was released in the 2003 financial year (refer note 12.5).		
	ANALYSIS OF GROSS ADVANCES BY BOOK		
	Lending books	**4 137 734**	3 678 355
	African Bank Retail	**3 430 358**	3 084 305
	Payroll – corporates and other	**1 503 814**	1 806 908
	Retail/debit order	**1 761 261**	1 162 426
	Standard Bank joint venture	**165 283**	114 971
	Specialised Lending	**707 376**	594 050
	Credit Indemnity	**315 641**	246 711
	Miners Credit Guarantee	**270 785**	279 360
	Commercial Vehicle Finance	**114 399**	66 797
	ABCommerce	**5 008**	–
	Quatro	**1 543**	1 182
	Paydown books	**2 176 363**	3 488 285
	African Bank Retail	**1 930 597**	3 127 826
	Persal	**457 543**	731 559
	Saambou PLB	**1 473 054**	2 396 267
	Specialised Lending	**245 766**	360 459
	Gilt Edged Management Services	**135 220**	208 560
	African Contractors Finance	**110 546**	141 028
	Safrich	**–**	10 871
	Total gross advances	**6 314 097**	7 166 640
	Gross advances by type		
	Retail/debit order	**2 242 185**	1 524 108
	Payroll	**2 367 362**	3 037 258
	Saambou PLB	**1 473 054**	2 396 267
	SMME	**231 496**	209 007
	Total gross advances	**6 314 097**	7 166 640
	PROVISIONS FOR IMPAIRMENT		
	Specific provision		
	Balance at the end of the year	**1 793 466**	2 122 816
	Balance at the beginning of the year	**2 122 816**	273 375
	Increase in the provision (refer note 20)	**545 660**	712 846
	Acquisition of advances book	**–**	1 776 664
	Amounts written off against the provision	**(875 010)**	(640 069)
	Portfolio provision		
	Balance at the end of the year	**30 060**	56 237
	Balance at the beginning of the year	**56 237**	152 575
	Acquisition of advances book	**–**	19 936
	Decrease in the provision (refer note 20)	**(26 177)**	(116 274)
	Total provisions	**1 823 526**	2 179 053
	Credit life insurance reserves (refer note 11)	**90 825**	87 388
	Provisions for impairment	**1 914 351**	2 266 441

	Group		Company	
	2003 R000	2002 R000	2003 R000	2002 R000
8. OTHER ASSETS				
Sundry receivables	**109 735**	262 993	**8 005**	78
Amounts owing by the Saambou Receivership and related insurance	**–**	233 990	**–**	–
	109 735	496 983	**8 005**	78
9. STATUTORY ASSETS				
Listed at carrying value:				
Government of the Republic of South Africa (refer note 9.1)	**154 678**	216 479	**–**	–
	154 678	216 479	**–**	–
Unlisted at carrying value:				
Negotiable certificates of deposit (refer note 9.2)	**–**	100 177	**–**	–
	154 678	316 656	**–**	–
Insurance prudential cash reserves				
Bank and cash	**197 469**	–	**–**	–
Other	**50 756**	–	**–**	–
	248 225	–	**–**	–
Cash deposits with SA Reserve Bank	**76 571**	105 095	**–**	–
	479 474	421 751	**–**	–
9.1 Market value of listed assets	**155 002**	216 244	**–**	–
9.2 Directors' valuation of unlisted assets	**–**	100 177	**–**	–
10. SHORT-TERM DEPOSITS AND CASH				
Interbank	**1 148 561**	835 458	**1 391**	3 553
Call and fixed deposits	**15 335**	56 693	**1 391**	3 333
Current accounts	**1 133 226**	778 765	**–**	220
Cash on hand	**1**	2	**–**	–
	1 148 562	835 460	**1 391**	3 553
11. LIFE FUND RESERVE				
The life fund reserve at 30 September 2003 equals the amount of the actuarial valuation of the liability according to the assurance policies and contracts at that date that relate to parties outside the group.				
Movements in the fund during the year:				
Balance at the beginning of the year	**182 101**	107 958	**–**	–
Transfer (to)/from the income statement	**(10 950)**	74 143	**–**	–
Balance at the end of the year	**171 151**	182 101	**–**	–
Comprising the following:				
Third party policyholders' liability per balance sheet	**80 326**	94 713	**–**	–
Group policyholders' liability – netted against advances (refer note 7)	**90 825**	87 388	**–**	–

	Group				
	Face value 2003 R000	Interest capitalised 2003 R000	Unamortised discount 2003 R000	Net liability 2003 R000	Net liability 2002 R000
12. LOANS AND DEBENTURES					
12.1 Unsecured redeemable debentures					
Redeemable debentures					
– Institutional investors	160 000	8 498	(9 497)	159 001	247 260
Discount amortised	–	–	3 658	3 658	8 374
	160 000	8 498	(5 839)	162 659	255 634
The above debentures have coupon rates which vary between 15% and 18% fixed, compounding and payable semi-annually. The total face value of R160 000 000 will be redeemed through single capital repayments on the following dates:					
15 December 2003	28 000				
15 December 2005	132 000				
	160 000				
In addition to the above unsecured redeemable debentures, the group has a further R189,7 million (2002: R186,7 million) subordinated debentures which are reflected as secondary capital (refer note 17).					
12.2 Unsecured listed bonds					
ABL1 and ABL2 bonds issued on the South African Bond Exchange	2 000 000	14 801	(14 381)	2 000 420	998 641
Discount amortised	–	–	3 312	3 312	2 894
Less: Held by group subsidiaries	(200 000)	(773)	–	(200 773)	–
	1 800 000	14 028	(11 069)	1 802 959	1 001 535
ABL1 bonds with a face value of R1 billion, redeemable on 28 February 2005. Interest is calculated and payable semi-annually at a coupon rate of 12,5%. ABL2 bonds with a face value of R800 million, redeemable on 18 September 2006. Interest is calculated and payable semi-annually at a coupon rate of 11,75%.					
12.3 Unsecured long-term loans					
International Finance Corporation	200 000	14 353	(4 284)	210 069	196 612
Facility fee amortised	–	–	1 149	1 149	35
	200 000	14 353	(3 135)	211 218	196 647

Loan bearing interest at 15,5%, payable semi-annually. The capital is payable in twelve equal instalments every six months, the first being on 15 October 2003 and the last on 15 April 2009.

	Group	
	2003 R000	2002 R000
12. LOANS AND DEBENTURES *(continued)*		
12.3 Unsecured long-term loans *(continued)*		
Loan from the Saambou Receivership relating to the acquisition of the Saambou PLB. Interest was capitalised monthly at 13,37% and together with the capital was paid on 31 July 2003	–	250 000
Loan bearing interest at 2% below prime, interest payable monthly with the capital payable on 31 December 2003. The loan was settled early with two equal payments on 18 July 2003 and 22 September 2003	–	505 986
Total unsecured long-term loans	**211 218**	952 633
12.4 Secured long-term loans		
Hire purchase agreements, which bear interest at rates linked to prime and are repayable over periods ranging from 36 to 53 months. The loans are secured by assets valued at R9 363 106 (2002: R14 818 000) (refer note 2)	**8 836**	12 731
Loan secured over land and buildings (refer note 2), repayable in six-monthly instalments, the last being 30 September 2009. The interest rate is an effective 16,45% per annum	**19 324**	–
Loan secured over land and buildings (refer note 2), repayable in one lump sum on 31 March 2010. Interest is payable six-monthly at an effective interest rate of 17,39% per annum	**39 042**	40 068
Total secured long-term loans	**67 202**	52 799
Total long-term loans and debentures	**2 244 038**	2 262 601
12.5 Secured short-term loans		
Call loan bearing interest at prime less 1,75% and secured by advances of R20 million (refer note 7)	–	1 107
Total secured short-term loans	–	1 107
12.6 Unsecured short-term loans		
This loan bears interest at prime less 2%	**7 142**	5 605
Total unsecured short-term loans	**7 142**	5 605
Total short-term loans	**7 142**	6 712
Total loans and debentures	**2 251 180**	2 269 313
13. LIABILITIES TO DEPOSITORS		
Demand deposits	**201 761**	206 645
Savings deposits	**18 935**	24 736
Fixed and notice deposits	**614 491**	384 863
Negotiable certificates of deposit	**49 298**	74 088
	884 485	690 332

	Group 2003 R000	Group 2002 R000	Company 2003 R000	Company 2002 R000
14. OTHER LIABILITIES				
Sundry creditors, provisions and accruals	**171 637**	290 654	**19 934**	33 242
Amounts owing to Saambou Receivership	**–**	750 000	**–**	–
Shareholders for dividends	**1 457**	186	**1 057**	176
	173 094	1 040 840	**20 991**	33 418

	Group and company 2003 Number of shares	2003 R000	2002 Number of shares	2002 R000
15. SHARE CAPITAL				
Authorised				
Ordinary shares of 2,5 cents each	**1 000 000 000**	**25 000**	1 000 000 000	25 000
Issued				
Ordinary shares of 2,5 cents each	**497 155 564**	**12 429**	497 155 564	12 429

The 502 844 436 (2002: 502 844 436) unissued shares remain under the unrestricted control of the directors until the forthcoming annual general meeting.

	Group 2003 R000	Group 2002 R000	Company 2003 R000	Company 2002 R000
16. RESERVES				
16.1 Non-distributable reserves:				
During the 2002 financial year the full non-distributable reserves balance was transferred to distributable reserves.				
16.2 Other reserves comprise the following:				
Attributable income	**2 943 440**	2 489 604	**1 777 463**	1 784 632
Treasury shares	**(167 118)**	(68 511)	**–**	–
Total reserves	**2 776 322**	2 421 093	**1 777 463**	1 784 632

	Group		Company	
	2003 R000	2002 R000	**2003 R000**	2002 R000
17. SECONDARY CAPITAL				
Subordinated debentures	**189 704**	186 675	**–**	–
Face value	**200 000**	200 000	**–**	–
Discount	**(12 809)**	(15 838)	**–**	–
Interest capitalised	**2 513**	2 513	**–**	–
Subordinated debentures with a face value of R200 million, redeemable on 30 November 2006. Interest is calculated quarterly at a coupon rate of 14,75%.				
18. INTEREST INCOME				
Advances	**2 295 519**	2 005 388	**–**	–
Cash reserves	**143 131**	82 827	**163**	225
Interest received from group companies	**–**	–	**45**	784
	2 438 650	2 088 215	**208**	1 009
19. INTEREST EXPENSE				
Interbank funding	**69 348**	44 201	**–**	37
Demand deposits	**27 389**	33 595	**–**	–
Savings deposits	**475**	458	**–**	–
Fixed and notice deposits	**95 847**	110 908	**–**	–
Subordinated debentures	**32 529**	32 510	**–**	–
Sundry loans and debentures	**229 055**	145 092	**–**	–
Negotiable certificates of deposit	**9 042**	17 494	**–**	–
Debenture discount	**–**	4 923	**–**	–
Interest paid to group companies	**–**	–	**50**	–
	463 685	389 181	**50**	37

	Group		Company	
	2003 R000	2002 R000	**2003 R000**	2002 R000
20. CHARGE FOR BAD AND DOUBTFUL ADVANCES				
Increase in the specific provision (refer note 7)	**545 660**	712 846	**–**	–
Decrease in the portfolio provision (refer note 7)	**(26 177)**	(116 274)	**–**	–
Movement in provisions	**519 483**	596 572	**–**	–
Less: Recoveries of amounts previously written off	**(74 548)**	(43 344)	**–**	–
	444 935	553 228	**–**	–
21. NET ASSURANCE INCOME				
Single premiums received	**325 212**	296 229	**–**	–
Reinsurance rebate	**–**	112 267	**–**	–
Less: Reinsurance premiums paid net of experience refund	**(32 152)**	(5 817)	**–**	–
Net premiums received	**293 060**	402 679	**–**	–
Less: Benefits paid to policyholders	**55 494**	71 451	**–**	–
Total claimed	**55 494**	81 810	**–**	–
Recovered from reinsurance	**–**	(10 359)	**–**	–
Expenses paid	**(144)**	(285)	**–**	–
Assurance income before transfer	**237 422**	330 943	**–**	–
Transferred from/(to) life fund	**10 950**	(74 143)	**–**	–
Interest (paid)/earned on insurance funds	**(1 568)**	3 011	**–**	–
	246 804	259 811	**–**	–
22. NON-INTEREST INCOME				
Fee and commission income	**322 078**	299 499	**–**	–
Dividends received	**1 329**	81	**219 488**	699 150
Profit on disposal of investment	**–**	–	**–**	510
	323 407	299 580	**219 488**	699 660

	Group		Company	
	2003 R000	2002 R000	2003 R000	2002 R000
23. OPERATING COSTS				
Auditors' remuneration				
Audit fees – current year	**5 215**	2 417	**650**	608
– prior year underprovision	**2 878**	–	**–**	–
Fees for other services	**773**	255	**–**	–
Expenses	**20**	10	**–**	–
Depreciation on fixed assets				
Furniture	**5 437**	4 592	**–**	–
Computer equipment and software	**47 792**	37 220	**–**	–
Office equipment	**6 724**	3 988	**–**	–
Motor vehicles	**1 486**	1 119	**–**	–
Leasehold improvements	**10 227**	9 823	**–**	–
Buildings	**2 174**	1 643	**–**	–
Goodwill amortised	**17 691**	12 839	**–**	–
Minor assets written off	**112**	687	**–**	–
Direct selling costs/commissions	**122 318**	117 934	**–**	–
Loss on sale of fixed assets	**634**	712	**–**	–
Professional fees				
Legal fees	**10 505**	6 494	**268**	357
Consultants and other professional fees	**16 446**	17 456	**14**	60
Staff cost	**401 287**	326 666	**–**	–
Operating lease premiums				
Leasehold fixed property	**57 474**	58 158	**–**	–
Computers and other equipment	**3 121**	1 341	**–**	–
Motor vehicle	**–**	918	**–**	–
Directors' remuneration				
Paid by subsidiaries – Non-executive directors				
* Fees	**1 601**	753	**–**	–
* Bonus	**–**	500	**–**	–
– Executive directors				
* Salaries	**7 033**	3 650	**–**	–
* Bonus†	**–**	3 717	**–**	–
* Other	**1 577**	–	**–**	–
Paid by holding company – Executive director				
* Salaries	**–**	–	**–**	–
* Bonus	**–**	–	**–**	–
– Non-executive directors				
* Fees	**167**	159	**167**	159
Impairment of investments	**–**	–	**–**	337 720
Provision for guarantee of inter-group loans	**–**	–	**(10 309)**	26 437
Other expenses	**313 549**	325 316	**5 199**	2 258
	1 036 241	938 367	**(4 011)**	367 599

† The bonuses of the executive directors were approved by the board on 14 November 2003 and will be accounted for in the 2004 financial year.

	Group		Company	
	2003 R000	2002 R000	**2003 R000**	2002 R000
24. TAXATION				
Charge for the year				
SA normal tax				
– Current year	**325 221**	226 382	**61**	302
– Prior years' (over)/underprovision	**(2 084)**	2 408	**–**	687
Deferred tax				
– Current year	**(10 689)**	(1 161)	**–**	–
– Prior years' overprovision of deferred tax asset	**1 623**	–	**–**	–
Taxation per income statement (excluding indirect taxation)	**314 071**	227 629	**61**	989
Secondary tax on companies (STC)				
– Current	**21 933**	25 049	**1 933**	–
– Deferred	**11 033**	(15 771)	**15 057**	(15 771)
Value-added tax	**51 981**	29 070	**–**	–
Indirect taxation per income statement	**84 947**	38 348	**16 990**	(15 771)
Net income before taxation	**1 065 529**	773 608	**223 657**	333 033
Less: Share of associate companies' attributable income	**(1 529)**	(6 778)	**–**	–
Indirect taxation: Value-added tax	**(51 981)**	(29 070)	**–**	–
	1 012 019	737 760	**223 657**	333 033
	%	%	**%**	%
Tax rate reconciliation				
Taxation charge for the year as a percentage of profit before taxation	**31,0**	30,9	**–**	0,3
Dividend income	**(0,5)**	0,1	**29,4**	63,0
Capital items	**(0,8)**	0,1	**1,4**	(0,2)
Other disallowable expense	**(0,3)**	(1,6)	**(0,8)**	(33,1)
Other	**0,6**	0,5	**–**	–
Standard rate of South African taxation	**30,0**	30,0	**30,0**	30,0

Estimated tax losses amounting to R126 million are available for set-off against future taxable earnings. The losses have been fully recognised as deferred tax assets.

	Group	
	2003 **R000**	2002 R000
25. RECONCILIATION BETWEEN EARNINGS AND HEADLINE EARNINGS PER SHARE		
Net income attributable to ordinary shareholders	**659 902**	498 866
Adjustments:		
– Net goodwill amortised	**17 691**	12 839
– Other capital items	**2 466**	(1 063)
Headline earnings	**680 059**	510 642
Weighted number of shares	**484 398**	488 939
Fully diluted weighted number of shares	**486 816**	488 939
Earnings per share (cents)	**136,2**	102,0
Headline earnings per share (cents)	**140,4**	104,4
Fully diluted earnings per share (cents)	**135,6**	102,0
Fully diluted headline earnings per share (cents)	**139,7**	104,4
Earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year.		
26. DIVIDENDS		
Final dividend number 4 of 18 cents per ordinary share (2002: 15 cents)	**88 177**	74 574
Interim dividend number 5 of 25 cents per ordinary share (2002: 12 cents)	**117 889**	57 453
Total dividend paid during the year	**206 066**	132 027
Interim dividend number 5 of 25 cents per ordinary share (2002: 12 cents)	**117 889**	57 453
Final dividend number 6 of 31 cents per ordinary share (2002: 18 cents)	**147 005**	88 177
Special dividend number 1 of 100 cents per ordinary share	**474 210**	–
Total dividend relating to income for the year	**739 104**	145 630

Final dividend number 6 of 31 cents and special dividend 1 of 100 cents per ordinary share was approved by the board on 14 November 2003. No provision has been made for these dividends and their related STC in the financial statements for the year ended 30 September 2003.

	Group 2003 R000	Group 2002 R000	Company 2003 R000	Company 2002 R000
27. CASH GENERATED FROM OPERATIONS				
Net income from operations	**1 064 000**	766 830	**223 657**	333 033
Adjustments for:				
– Increase in provisions for doubtful advances	**522 920**	644 730	**–**	–
– Depreciation	**73 840**	58 385	**–**	–
– Goodwill amortisation	**17 315**	12 839	**–**	–
– Loss on disposal of fixed assets	**1 955**	712	**–**	–
– Impairment of investment in subsidiaries	**–**	–	**–**	337 720
– Transfer to/(from) life funds	**(14 387)**	9 229	**–**	–
– Net assets acquired for no consideration	**–**	–	**3 330**	–
– Other	**1 301**	(122)	**–**	–
	1 666 944	1 492 603	**226 987**	670 753
28. INCREASE IN GROSS ADVANCES				
Increase in loan advances	**(22 467)**	(1 324 722)	**–**	–
Real growth in book	**(22 467)**	(324 722)	**–**	–
Net book acquired (from Saambou)	**–**	(1 000 000)	**–**	–
	(22 467)	(1 324 722)	**–**	–
29. (DECREASE)/INCREASE IN WORKING CAPITAL				
Decrease/(increase) in other assets	**395 248**	(340 474)	**(7 927)**	1 544
Amounts (paid)/due to Saambou Receivership	**(750 000)**	750 000	**–**	–
(Decrease)/increase in other liabilities	**(119 017)**	17 372	**(13 308)**	21 024
	(473 769)	426 898	**(21 235)**	22 568
30. NORMAL AND INDIRECT TAXATION PAID				
Decrease in tax liability	**(124 076)**	(180 611)	**–**	(797)
Decrease/(increase) in prepaid tax	**16 700**	165	**(342)**	(495)
Amount charged to income statement	**(397 051)**	(283 966)	**(1 994)**	(988)
Incorrect allocation of deferred tax charge	**–**	1 057	**–**	–
	(504 427)	(463 355)	**(2 336)**	(2 280)
31. SHAREHOLDER PAYMENTS AND TRANSACTIONS				
Dividends paid	**(204 795)**	(132 284)	**(212 894)**	(137 071)
Shares repurchased by subsidiary company	**(124 664)**	–	**–**	–
Shares purchased by employees from share purchase trust	**26 057**	14 459	**–**	–
	(303 402)	(117 825)	**(212 894)**	(137 071)

	Group		Company	
	2003 R000	2002 R000	**2003 R000**	2002 R000
32. INVESTING ACTIVITIES				
Acquisition of fixed assets	**(82 622)**	(73 785)	**–**	–
Disposal of fixed assets	**2 137**	2 881	**–**	–
Additional holdings in associates acquired	**(1 313)**	(4 405)	**–**	–
Additional holdings in subsidiaries acquired (refer note 32.1)	**(77 880)**	(2 335)	**–**	(516 500)
Sale of holdings in subsidiaries (refer note 32.2)	**21 975**	–	**–**	–
Decrease/(increase) in liquid assets and short-term investments	**143 144**	(151 909)	**–**	–
Decrease in loans to joint venture partners	**–**	42 841	**–**	–
Increase/(decrease) in loans from subsidiaries	**–**	–	**7 316**	(36 500)
Dividends paid to outside shareholders in subsidiaries	**(17 102)**	(9 092)	**–**	–
Dividends received from associates	**–**	711	**–**	–
	(11 661)	(195 093)	**7 316**	(553 000)
32.1 Additional holdings in subsidiaries acquired				
Net asset value of additional shares acquired	**54 197**	2 335	**(130)**	516 500
Goodwill arising/(reversing)	**23 683**	–	**(3 200)**	–
Cost of additional shares in subsidiaries	**77 880**	2 335	**(3 330)**	516 500
Less: Cash acquired	**–**	–	**–**	–
Add: Net assets acquired for no consideration	**–**	–	**3 330**	–
Net cash outflow/(inflow) on acquisition	**77 880**	2 335	**–**	516 500
32.2 Sale of holdings in subsidiaries				
Net asset value of asset sold	**23 276**	–	**–**	–
Profit/(loss) on sale of assets	**(1 301)**	–	**–**	–
Consideration received	**21 975**	–	**–**	–
33. FINANCING ACTIVITIES				
Increase/(decrease) in long-term loans	**(15 104)**	1 342 663	**–**	–
Increase/(decrease) in liabilities to depositors	**194 153**	(615 483)	**–**	–
	179 049	727 180	**–**	–
34. CASH AND CASH EQUIVALENTS				
Short-term deposits and cash	**1 148 562**	835 460	**1 391**	3 553
Bank overdraft	**(150)**	(19 846)	**–**	–
Statutory cash reserves – insurance	**197 469**	–	**–**	–
	1 345 881	815 614	**1 391**	3 553

35. FINANCIAL RISK

35.1 Interest rate risk

The subsidiaries are exposed to interest rate risk associated with the effects of fluctuations in the prevailing levels of market rates on their financial positions and cash flows. The table below summarises the subsidiaries' exposure to interest rate risk through grouping assets and liabilities into repricing categories, determined to be the earlier of the contractual repricing date or maturity.

2003	Up to one month R000	One to three months R000	Four to twelve months R000	Beyond twelve months R000	Non-interest sensitive items R000	Total R000
Assets						
Fixed assets	–	–	–	–	193 719	193 719
Investments in associates	–	–	–	–	9 324	9 324
Policyholders' investments	–	–	–	–	53 682	53 682
Goodwill	–	–	–	–	20 463	20 463
Deferred tax asset	–	–	–	–	58 812	58 812
Net advances	374 444	481 233	1 335 276	2 058 570	150 223	4 399 746
Other assets and taxation	38	32 336	–	242	81 744	114 360
Liquid and trading assets	91 507	139 742	197 469	–	50 756	479 474
Short-term deposits and cash	857 125	283 062	–	4 800	3 575	1 148 562
Total assets	1 323 114	936 373	1 532 745	2 063 612	622 298	6 478 142
Liabilities						
Life fund reserve	–	–	820	–	79 506	80 326
Loans and debentures	46 998	36 498	31 468	2 069 850	66 366	2 251 180
Deferred tax liability	–	–	–	–	10 576	10 576
Liabilities to depositors	277 161	190 525	162 944	253 855	–	884 485
Other liabilities and taxation	97 239	129	8 175	–	162 886	268 429
Bank overdraft	150	–	–	–	–	150
Secondary capital	–	2 512	–	187 192	–	189 704
Shareholders' funds and minority interests	–	–	–	–	2 793 292	2 793 292
Total liabilities	421 548	229 664	203 407	2 510 897	3 112 626	6 478 142
On-balance sheet interest sensitivity	901 566	706 709	1 329 338	(447 285)	(2 490 328)	–

Assuming the financial assets and liabilities on hand at 30 September 2003 were to remain on hand until maturity or settlement without any action by the subsidiaries to alter the resulting interest rate risk exposure, an immediate and sustained 1% parallel decline in the yield curve would result in the net interest income of the group for the next twelve months declining by R7,6 million.

2002	Up to one month R000	One to three months R000	Four to twelve months R000	Beyond twelve months R000	Non-interest sensitive items R000	Total R000
35. FINANCIAL RISK *(continued)*						
35.1 Interest rate risk *(continued)*						
Assets						
Fixed assets	–	–	–	–	189 029	189 029
Investments in associates	–	–	–	–	17 605	17 605
Policyholders' investments	–	–	–	–	65 080	65 080
Goodwill	–	–	–	–	13 007	13 007
Deferred tax asset	–	–	–	–	63 459	63 459
Net advances	429 969	381 789	1 146 115	2 942 326	–	4 900 199
Other assets and taxation	64	356	1 357	254	516 277	518 308
Liquid and trading assets	114 436	102 043	–	100 177	105 095	421 751
Short-term deposits and cash	818 440	–	–	–	17 020	835 460
Total assets	1 362 909	484 188	1 147 472	3 042 757	986 572	7 023 898
Liabilities						
Life fund reserve	–	–	–	1 781	92 932	94 713
Loans and debentures	5 274	–	101 662	2 162 377	–	2 269 313
Deferred tax liability	–	–	–	6 966	6 290	13 256
Liabilities to depositors	251 484	58 127	9 133	371 588	–	690 332
Other liabilities and taxation	2 979	1 049	1 074	131 186	1 123 963	1 260 251
Bank overdraft	19 846	–	–	–	–	19 846
Secondary capital	–	–	–	186 675	–	186 675
Shareholders' funds and minority interests	–	–	–	–	2 489 512	2 489 512
Total liabilities	279 583	59 176	111 869	2 860 573	3 712 697	7 023 898
On-balance sheet interest sensitivity	1 083 326	425 012	1 035 603	182 184	(2 726 125)	–

2003	Up to one month R000	One to three months R000	Four to twelve months R000	Beyond twelve months R000	Total R000
35. FINANCIAL RISK *(continued)*					
35.2 Liquidity risk					
Assets and liabilities maturities as at 30 September 2003					
Assets					
Fixed assets	–	–	–	193 719	193 719
Investments in associates	–	–	–	9 324	9 324
Policyholders' investments	–	–	–	53 682	53 682
Goodwill	–	–	–	20 463	20 463
Deferred tax asset	–	–	8 310	50 502	58 812
Net advances	615 492	481 233	1 335 276	1 967 745	4 399 746
Other assets and taxation	85 819	15 911	2 743	9 887	114 360
Liquid assets	91 507	139 742	197 469	50 756	479 474
Short-term deposits and cash	857 798	283 062	–	7 702	1 148 562
Total assets	1 650 616	919 948	1 543 798	2 363 780	6 478 142
Liabilities					
Life fund reserve	–	–	–	80 326	80 326
Loans and debentures	46 981	36 498	34 469	2 133 232	2 251 180
Deferred tax liability	10 433	–	143	–	10 576
Liabilities to depositors	277 161	190 525	162 944	253 855	884 485
Other liabilities and taxation	37 773	48 037	99 461	83 158	268 429
Bank overdraft	150	–	–	–	150
Secondary capital	–	–	2 512	187 192	189 704
Shareholders' funds and minority interests	–	–	–	2 793 292	2 793 292
Total liabilities	372 498	275 060	299 529	5 531 055	6 478 142
Net liquidity gap	1 278 118	644 888	1 244 269	(3 167 275)	–

2002	Up to one month R000	One to three months R000	Four to twelve months R000	Beyond twelve months R000	Total R000
35. FINANCIAL RISK *(continued)*					
35.2 Liquidity risk *(continued)*					
Assets and liabilities maturities as at 30 September 2002					
Assets					
Fixed assets	–	–	–	189 029	189 029
Investments in associates	–	–	–	17 605	17 605
Policyholders' investments	65 080	–	–	–	65 080
Goodwill	–	–	–	13 007	13 007
Deferred tax asset	–	–	9 483	53 976	63 459
Net advances	489 493	343 079	1 176 148	2 891 479	4 900 199
Other assets and taxation	206 401	299 029	10 749	2 129	518 308
Liquid assets	219 531	102 043	–	100 177	421 751
Short term deposits and cash	832 482	–	–	2 978	835 460
Total assets	1 812 987	744 151	1 196 380	3 270 380	7 023 898
Liabilities					
Life fund reserve	65 080	–	–	29 633	94 713
Loans and debentures	–	–	106 244	2 163 069	2 269 313
Deferred tax liability	–	–	6 290	6 966	13 256
Liabilities to depositors	251 484	58 127	9 133	371 588	690 332
Other liabilities and taxation	1 011 218	21 806	213 664	13 563	1 260 251
Bank overdraft	5 649	–	–	14 197	19 846
Secondary capital	–	–	–	186 675	186 675
Shareholders' funds and minority interests	–	–	–	2 489 512	2 489 512
Total liabilities	1 333 431	79 933	335 331	5 275 203	7 023 898
Net liquidity gap	479 556	664 218	861 049	(2 004 823)	–

The table above analyses the group's assets and liabilities into relevant maturity groupings based on the remaining period at balance sheet date to the contractual maturity date.

The matching and controlled mismatching of the maturities and interest rates of assets and liabilities are fundamental to the management of the group. It is unusual for bank and bank-controlling companies ever to be completely matched since the business transacted is often of uncertain term and of different types. An unmatched position potentially enhances profitability, but can also increase the risk of loss.

The maturities of assets and liabilities and the ability to replace, at an acceptable cost, interest-bearing liabilities as they mature, are important factors in assessing the liquidity of the group and its exposure to changes in interest rates.

Facility unutilised

At 30 September 2003 African Bank Limited had a R75 million undrawn credit facility with Standard Bank of South Africa, and an undrawn credit facility with Nedcor (BoE) of R500 million.

35. FINANCIAL RISK *(continued)*

35.3 Credit risk

All loans granted by the group are granted in the Republic of South Africa.

Exposure to credit losses is managed through granting loans to individuals where repayment of loans is made through payroll deductions, debit order deductions or similar techniques, the evaluation of the financial stability of the employer and arrears management.

35.4 Currency risk

The group has no foreign currency positions.

35.5 Capital adequacy risk (banking)

Capital adequacy risk is the risk that the bank will not have sufficient reserves to meet adverse variations in collections as compared with that which has already been assumed within the provisions.

Capital adequacy is measured by expressing capital as a percentage of risk-weighted assets. The Banks Act, 94 of 1990, specifies the minimum capital holding required in relation to risk-weighted assets.

The bank's capital adequacy ratio at 30 September 2003 was 40,8% compared to the regulatory requirements of 10,0%.

35.6 Life assurance risk

Legal risk

Legal risk is the risk that the group will be exposed to contractual obligations which have not been provided for. During the development stage of any new product the legal services of the group monitor the drafting of the contact document to ensure that the rights and obligations of all parties are clearly defined.

Capital adequacy risk

Capital adequacy risk is the risk that there are insufficient reserves to provide for adverse variations in actual experience as compared with that which has been assumed in the financial soundness valuation.

36. CONTINGENT LIABILITIES AT YEAR-END

African Bank has deposits with Standard Bank for EFT and electricity guarantees totalling R7,9 million.

The insurance company has not provided for level life cover, amounting to R14,4 million, as the beneficiaries could not be traced. Historically, the company has not raised a provision for these benefits because of actual lower payout levels.

African Contractor Finance Corporation has guaranteed loans totalling R6,1 million to contractors for prospective government construction contracts.

The group has no exposure to legal claims of a material nature.

	Group 2003 R000	Group 2002 R000
37. OPERATING LEASE COMMITMENTS		
Payable within one year	**36 025**	36 238
Property	**27 709**	35 174
Equipment	**7 892**	808
Motor vehicles	**424**	256
Payable between one and five years	**25 419**	60 997
Property	**12 359**	59 554
Equipment	**12 675**	1 020
Motor vehicles	**385**	423
Payable thereafter	**–**	–

38. RETIREMENT AND POST-RETIREMENT BENEFITS

Pensions are provided to some employees of the subsidiary companies by separate pension and provident funds. Remaining employees contribute to schemes of their own choice. The funds are governed by the Pension Funds Act, 1956, and are in the nature of defined contribution plans where the retirement benefits are determined with reference to contributions to the fund.

The group has no obligation to provide medical aid benefits or post-retirement benefits to employees or pensioners.

39. RELATED PARTY INFORMATION

African Bank Investments Limited holds 100% of African Bank Limited, Theta Investments Limited and Standard General Insurance Company Limited.

Material related party transactions

African Bank Limited has entered into financial services transactions with its subsidiaries. These transactions were in the ordinary course of business on market related terms and conditions similar to those arranged with third parties.

Directors and director-related entities

There were no material transactions with directors other than interests in share capital and share options and emoluments as disclosed in the directors' report and note 23 respectively.

The group's shareholding in two non-core subsidiaries, Theta Specialised Finance (Pty) Limited and Business Venture Investments 189 (Pty) Limited, were sold at fair value to previous directors of a major subsidiary. The relevant boards approved these related-party transactions.

Appendix A
Investment in subsidiaries

	Type of business	Issued share capital		Effective percentage held		Investment (at cost and impairments)		Loans	
		2003 R000	2002 R000	2003 %	2002 %	2003 R000	2002 R000	2003 R000	2002 R000
African Bank Limited	Credit bank	**121 251**	121 251	**100**	100	**1 538 748**	1 538 748	**(7 442)**	–
Theta Investments (Pty) Limited	Financial services	**11**	11	**100**	100	**63 781**	66 981	**–**	–
ABIL Employee Share Trust	Trust	**–**	–	**100**	100	**–**	–	**7**	7
Goodbye Properties (Pty) Limited	Property	**–**	–	**100**	100	**–**	–	**6 978**	6 978
BSG Management Company (Pty) Limited	Dormant	**–**	–	**100**	100	**–**	–	**(7 204)**	(7 201)
BTU Trading and Underwriting (Pty) Limited	Dormant	**–**	–	**100**	100	**–**	–	**(4 346)**	(4 346)
Credit Indemnity Property (Pty) Limited	Property	**1**	–	**100**	–	**(130)**	–	**129**	–
Standard General Insurance Company Limited – cost	Assurance	**5 000**	5 000	**100**	100	**539 135**	539 135	**–**	–
– impairment		**–**	–	**–**	–	**(337 720)**	(337 720)	**–**	–
Credit Save (Pty) Limited	Property	**–**	–	**100**	100	**8 000**	8 000	**–**	–
						1 811 814	1 815 144	**(11 878)**	(4 562)
The following subsidiaries are held by Theta Investments and African Bank:									
Alternative Finance Limited	Dormant	**27 368**	27 368	**100**	100	**161 110**	304 237	**–**	–
King Finance Corporation Limited	Dormant	**721**	721	**100**	100	**205 905**	205 905	**–**	–
Unity Financial Services Limited	Dormant	**197**	197	**100**	100	**68 865**	68 865	**–**	–
Information Technology Connections (Pty) Limited	Dormant	**–**	–	**100**	100	**–**	–	**–**	–
Liberal Holdings Shareblock (Pty) Limited	Dormant	**10**	10	**100**	100	**–**	–	**–**	–
African Contractors Finance Corporation (Pty) Limited	Financial services	**2**	2	**100**	100	**14 753**	14 753	**–**	–
Union Micro Loans (Pty) Limited	Financial services	**11**	11	**100**	100	**6 074**	6 251	**–**	–
Gilt Edged Management Services (Pty) Limited	Financial services	**100**	100	**100**	100	**15 794**	17 505	**–**	–
Credit Indemnity (Pty) Limited	Financial services	**12**	12	**100**	100	**39 193**	39 193	**–**	–
Credit Direct (Pty) Limited	Financial services	**4**	4	**100**	100	**1 119**	3 105	**–**	–
Theta Specialised Finance (Pty) Limited	Financial services	**–**	–	**–**	100	**–**	–	**–**	–
Miners Credit Guarantee (Pty) Limited	Financial services	**–**	–	**100**	85	**50 063**	10 546	**–**	–
Soletrade Seven (Pty) Limited trading as Quatro	Financial services	**–**	–	**100**	100	**–**	–	**–**	–
Safrich Financial Services (Pty) Limited	Financial services	**–**	–	**–**	51	**–**	5 617	**–**	–
A1 Taxi House (Pty) Limited	Financial services	**–**	–	**100**	85	**–**	–	**–**	–
A1 Taxi Finance (Pty) Limited	Financial services	**–**	–	**100**	85	**–**	1 020	**–**	–
Theta Capital (Pty) Limited	Dormant	**–**	–	**100**	100	**–**	–	**–**	–

All subsidiaries are incorporated in the Republic of South Africa.

Appendix B
Investments in associates

	Percentage holding		Group		Company	
	2003 %	2002 %	**2003 R000**	2002 R000	**2003 R000**	2002 R000
Mathomo Financial Services (Pty) Limited (associate of Miners Credit Guarantee (Pty) Limited)	**50,0**	42,5				
Principal activity: Financial services						
Ordinary shares at cost			**5 253**	4 405	**–**	–
Share of attributable income			**4 071**	2 542	**–**	–
			9 324	6 947	**–**	–
Business Venture Investments 189 (Pty) Limited	**–**	40,0				
Principal activity: Financial services						
Ordinary shares at cost net of goodwill			**–**	3 558	**–**	–
Share of attributable income (net of dividends)			**–**	7 100	**–**	–
			–	10 658	**–**	–
Total			**9 324**	17 605	**–**	–

Aggregate financial information in respect of associate companies

	2003 R000	2002 R000
BALANCE SHEET		
Assets		
Fixed assets	**–**	6 955
Deferred tax asset	**196**	381
Net current assets	**23 208**	33 810
	23 404	41 146
Liabilities and equity		
Share capital and reserves	**7 576**	28 667
Long-term liabilities	**12 817**	8 562
Other liabilities	**3 011**	3 917
	23 404	41 146
INCOME STATEMENT		
Revenue	**10 323**	35 688
Net income before taxation	**4 373**	23 992
Taxation	**(1 314)**	(7 420)
Net income after taxation	**3 059**	16 572
Group's share of net income after tax	**1 529**	6 778

Appendix C
Segmental profitability analysis

	Average gross interest-bearing advances R000	Gross yield (interest, admin fees and insurance) R000	Gross yield % of adv	Bad debt charge R000	Bad debt charge % of adv	Operating expenditure R000	Operating expenditure % of adv	Cost to income %	Headline earnings R000
12 MONTHS ENDED 30 SEPTEMBER 2003									
African Bank Retail	**4 471 681**	**2 117 416**	**47,4**	**286 167**	**6,4**	**661 711**	**14,8**	**31,3**	**599 881**
Specialised Lending	**943 137**	**747 604**	**79,3**	**158 768**	**16,8**	**342 207**	**36,3**	**45,8**	**122 178**
Credit Indemnity	**274 438**	**374 296**	**136,4**	**68 192**	**24,8**	**152 482**	**55,6**	**40,7**	**100 095**
Miners Credit Guarantee	**280 650**	**237 604**	**84,7**	**23 409**	**8,3**	**117 731**	**41,9**	**49,5**	**51 428**
Gilt Edged									
Management Services	**169 264**	**49 691**	**29,4**	**21 435**	**12,7**	**26 141**	**15,4**	**52,6**	**(10 055)**
Contractor Finance	**122 506**	**15 459**	**12,6**	**45 488**	**37,1**	**14 832**	**12,1**	**95,9**	**(36 143)**
Commercial									
Vehicle Finance	**88 819**	**31 456**	**35,4**	**(1 289)**	**(1,5)**	**7 317**	**8,2**	**23,3**	**9 810**
ABCommerce	**1 746**	**1 498**	**85,8**	**134**	**7,7**	**1 943**	**111,3**	**129,7**	**(524)**
Other	**5 714**	**37 600**		**1 399**		**21 761**		**57,9**	**7 567**
Group and consolidated	**–**	**710**	**–**	**–**	**–**	**32 323**	**–**	**–**	**(9 034)**
STC	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(32 966)**
Total	**5 414 818**	**2 865 730**	**52,9**	**444 935**	**8,2**	**1 036 241**	**19,1**	**36,2**	**680 059**
12 MONTHS ENDED 30 SEPTEMBER 2002									
African Bank Retail	4 256 454	1 830 691	43,0	344 115	8,1	604 156	14,2	33,0	428 595
Specialised Lending	981 243	730 399	74,4	209 113	21,3	308 665	31,5	42,3	105 687
Credit Indemnity	226 759	296 018	130,5	62 110	27,4	127 927	56,4	43,2	69 927
Miners Credit Guarantee	290 422	251 774	86,7	57 279	19,7	93 493	32,2	37,1	56 086
Gilt Edged									
Management Services	231 685	79 446	34,3	23 937	10,3	34 146	14,7	43,0	11 288
Contractor Finance	196 896	61 597	31,3	60 983	31,0	25 781	13,1	41,9	(33 623)
Other	35 481	41 564		4 804		27 318		65,7	2 009
Group and consolidated	–	3 689	–	–	–	25 546	–	–	(14 362)
STC	–	–	–	–	–	–	–	–	(9 278)
Total	5 237 697	2 564 779	49,0	553 228	10,6	938 367	17,9	36,6	510 642

Appendix D

Segmental advances and provisions analysis

	Gross advances R000	NPLs R000	NPLs % of gross advances	Specific provision R000	Portfolio provision R000	Insurance reserve balance R000	Total provisions R000	Total provisions % of gross advances	Provision coverage % of NPLs
12 MONTHS ENDED 30 SEPTEMBER 2003									
African Bank Retail	**5 360 955**	**2 336 796**	**43,6**	**1 575 073**	**20 417**	**135 131**	**1 730 621**	**32,3**	**74,1**
Specialised Lending	**953 142**	**288 479**	**30,3**	**218 393**	**9 643**	**2 359**	**230 395**	**24,2**	**79,9**
Credit Indemnity	**315 641**	**62 030**	**19,7**	**53 494**	**2 045**	**–**	**55 539**	**17,6**	**89,5**
Miners Credit Guarantee	**270 785**	**46 504**	**17,2**	**28 246**	**1 721**	**820**	**30 787**	**11,4**	**66,2**
Gilt Edged									
Management Services	**135 220**	**67 779**	**50,1**	**48 236**	**849**	**190**	**49 275**	**36,4**	**72,7**
Contractor Finance	**110 546**	**110 546**	**100,0**	**86 760**	**–**	**–**	**86 760**	**78,5**	**78,5**
Commercial									
Vehicle Finance	**114 399**	**684**	**0,6**	**210**	**5 028**	**1 349**	**6 587**	**5,8**	**963,0**
ABCommerce	**5 008**	**936**	**18,7**	**134**	**–**	**–**	**134**	**2,7**	**14,3**
Other	**1 543**	**–**		**1 313**	**–**	**–**	**1 313**		
Total	**6 314 097**	**2 625 275**	**41,6**	**1 793 466**	**30 060**	**137 490**	**1 961 016**	**31,1**	**74,7**
12 MONTHS ENDED 30 SEPTEMBER 2002									
African Bank Retail	6 212 131	2 762 055	44,5	1 960 700	31 708	195 071	2 187 479	35,2	79,2
Specialised Lending	954 509	227 607	23,8	162 116	24 529	1 781	188 426	19,7	82,8
Credit Indemnity	246 711	63 826	25,9	42 905	13 136	–	56 041	22,7	87,8
Miners Credit Guarantee	279 360	50 194	18,0	37 091	2 928	–	40 019	14,3	79,7
Gilt Edged									
Management Services	208 560	39 381	18,9	34 636	1 410	–	36 046	17,3	91,5
Contractor Finance	141 028	74 000	52,5	45 046	–	–	45 046	31,9	60,9
Other	78 850	206		2 438	7 055	1 781	11 274		
Total	7 166 640	2 989 662	41,7	2 122 816	56 237	196 852	2 375 905	33,2	79,5

Appendix E
Interest in joint venture

The group has a 40% interest in a joint venture, entered into with the Standard Bank of South Africa, which provides products and services in the credit banking industry. The following amounts represent the group's share of the assets and liabilities and revenue and expenses of the joint venture and are included in the consolidated balance sheet and income statement:

	2003 R000	2002 R000
Interest-bearing assets	**166 095**	126 692
Non-interest-bearing assets	**149**	728
Interest-bearing borrowings	**122 738**	106 716
Provisions for liabilities and charges	**14 775**	7 715
Profit before taxation	**22 484**	17 105
Taxation	**(6 745)**	(5 132)
Profit after taxation	**15 739**	11 973
Proportionate interest in joint venture commitments	**–**	–

The group has a 50% interest in a joint venture, entered into with Teba Bank, which provides products and services in the credit banking industry. The following amounts represent the group's share of the assets and liabilities and revenue and expenses of the joint venture and are included in the consolidated balance sheet and income statement:

	2003 R000	2002 R000
Interest-bearing assets	**165 810**	185 253
Non-interest-bearing assets	**8 928**	19 753
Interest-bearing borrowings	**18 548**	89 018
Provisions for liabilities and charges	**17 975**	14 566
Profit before taxation	**64 680**	64 589
Taxation	**(19 415)**	(19 743)
Profit after taxation	**45 265**	44 846
Proportionate interest in joint venture commitments	**–**	–

Appendix F
Group structure and profile



AFRICAN BANK INVESTMENTS LIMITED
AFRICAN BANK LIMITED
Credit Banking
100%
DIVISIONS
– AB Retail
– Credit Indemnity
– Commercial Vehicle Finance
– ABCommerce
– Collections
53%
Standard Bank joint venture
100%
Alternative Finance°▲
100%
King Finance°▲
100%
Liberal Holdings°▲
100%
Unity Financial Services°▲
THE STANDARD AND GENERAL INSURANCE COMPANY LIMITED
Insurance
100%
Credit Save1
100%
Credit Indemnity Property1
100%
Goodbye Property1
100%
BTU Trading and Underwriting▲
100%
BSG Management Co.▲
100%
Garganey Investments▲
100%
THETA INVESTMENTS (PTY) LIMITED
Investments
100%
100%
African Contractor Finance3
100%
Gilt Edged Management3 Services
100%
Miners Credit Guarantee2 and extended group
100%
Credit Indemnity°▲
100%
A1 Taxi House°▲
100%
A1 Taxi Finance°▲
Union Micro Loans▲
100%
Theta Capital▲
100%
Assure Direct▲
100%
Credit Direct▲
100%
Soletrade Seven t/a Quatro
100%

▲ *Dormant*
° *Have been divisionalised into African Bank Limited*
1 *Property companies*
2 *Being divisionalised*
3 *Being wound down*

Board charter

1. PREAMBLE

1.1 The board of directors ("the board") of African Bank Investments Limited ("the group") is the core of the group's system of corporate governance and is ultimately accountable and responsible for the performance and affairs of the group.

1.2 Good corporate governance is regarded as critical to the success of the business of the group and the board is unreservedly committed to applying the fundamental principles of good governance – transparency, integrity, accountability and responsibility – in all dealings by, in respect of and on behalf of, the group.

1.3 The board accordingly embraces the principles of good governance as set out in the 2002 King Report on Corporate Governance for South Africa ("King II"), the Banks Act, 1990 as amended, the JSE Securities Exchange South Africa ("JSE") Listings Requirements and the Companies Act, 1963 as amended.

2. FORM, AIM AND OBJECTIVES

2.1 This board charter defines the governance parameters within which the board exists, sets out specific responsibilities to be discharged by the board and directors collectively, as well as certain roles and responsibilities incumbent upon directors as individuals.

2.2 To allow the group to comply as economically as possible with the King II recommendation to publish its board charter in the group's annual report, this board charter is made up of a principal charter, which sets out the broad governance principles and parameters within which the board will operate (which is published in the annual report), and an appendix which provides detailed guidelines of the board's procedures and responsibilities (collectively referred to as the "board charter"). The complete board charter is available on the group's website (http://www.africanbank.co.za) or from the Group Secretariat of the Bank on request.

2.3 Whilst this board charter of necessity includes references to minimum acceptable standards of conduct, in pursuit of the ideals underlying this board charter it is critical that substance prevails over form, and in applying the governance principles contained herein the board will be guided by the recommendations and ethos of King II as well as established standards of governance best practice, locally and internationally.

2.4 This board charter shall constitute an integral part of each director's letter of appointment.

3. THE ROLE OF THE BOARD

3.1 This clause sets out the general principles applicable to the board's governance of the group. Matters which are specifically reserved for decision by the board are set out in the appendix to this charter.

3.2 The board should exercise leadership, enterprise, integrity and judgement in directing the group so as to achieve continuing prosperity for the group and its shareholders, and shall at all times act in the best interests of the group in a manner based on transparency, integrity, accountability and responsibility.

3.3 The board's primary responsibilities include determining the group's purpose and values and giving strategic direction to the group, identifying key risk areas and key performance indicators of the group's business, monitoring the performance of the group against agreed objectives, advising on significant financial matters and reviewing the performance of executive management against defined objectives and applicable industry standards.

3.4 The board must specifically:

3.4.1 retain full and effective control over the group, and monitor management's implementation of the strategic plans and financial objectives as defined by the board;

3.4.2 define levels of materiality, reserving specific powers to itself and delegating other matters, with the necessary written authority, to management;

3.4.3 continually monitor the exercise of delegated power by management;

3.4.4 ensure that a comprehensive system of policies and procedures is in place and that appropriate governance structures exist to ensure the smooth, efficient and prudent stewardship of the group;

3.4.5 ensure compliance by the group with all relevant laws and regulations, audit and accounting principles, the group's code of conduct, and such other principles as may be established by the board from time to time;

3.4.6 regularly review and evaluate the risks to the business of the group and ensure the existence of comprehensive, appropriate internal controls to mitigate against such risks;

3.4.7 exercise objective judgement on the business affairs of the group, independent from management but with sufficient management information to enable a proper and informed assessment to be made; and

3.4.8 identify and monitor non-financial aspects relevant to the business of the group, and ensure that the group acts responsibly towards all relevant stakeholders having a legitimate interest in its affairs.

3.5 The board shall have the power to delegate to any person or committee any of its powers and discretions and to grant to such person or committee general or specific powers of sub-delegation.

3.6 The day-to-day management of the group will vest in the hands of the chief executive officer ("CEO") and the management team appointed by him.

4. COMPOSITION OF THE BOARD

4.1 The constitution of the board is dictated by ABIL's articles of association which permits a maximum number of 20 directors, of whom a majority shall be non-executive. The group presently has a unitary board consisting of seven executive directors, and 11 non-executive directors of whom nine are classified as independent non-executive directors within the definition of King II.

4.2 In determining the optimum composition of the board, the board shall seek to ensure that it collectively contains the skills, experience and mix of personalities appropriate to the strategic direction of the group and necessary to secure its sound performance.

4.3 The Directors' Affairs Committee of the board shall, in line with its terms of reference, from time to time review the general composition of the board and make appropriate recommendations on the appointment of new executive or non-executive directors.

4.4 Irrespective of a director's special expertise or knowledge and regardless of whether a director is an executive or non-executive director, all members of the board recognise that they are collectively responsible to shareholders for the performance of the group.

4.5 The termination of an employment contract of an executive director will result ipso facto in the termination of his membership of the board, unless the board determines otherwise.

5. DIRECTORS

5.1 In discharging their role, directors of the group must satisfy the following primary requirements. A director must always act:

5.1.1 in good faith, and in a professional manner, having due regard to his fiduciary duties and responsibilities to the group;

5.1.2 independently, in what he personally believes to be the best interests of the group as a whole;

5.1.3 with the degree of care, diligence and skill that may reasonably be expected from a person of his knowledge and experience;

5.1.4 intra vires, ie within the scope of his authority as prescribed by the memorandum and articles of association of the group; and

5.1.5 as a member of the board.

The duties of directors are set out in detail in the appendix to this board charter.

5.2 On appointment, new directors will undergo an induction programme (detailed in the appendix) aimed at facilitating their understanding of the group, their responsibilities as directors and the business environment and markets in which the group operates.

5.3 The board will determine the level of remuneration paid to executive and non-executive directors on the recommendation of the Group Remuneration and Transformation Committees. In deciding on appropriate levels of remuneration, the board shall be guided by the principle that whilst levels of remuneration should be sufficient to attract and retain the calibre of directors needed to run the group successfully, it should avoid paying more than is necessary for this purpose.

5.4 Executive directors will receive no additional fees, but will be paid as employees of the group in accordance with their contracts of employment.

6. LEADERSHIP

6.1 The group's philosophy of leadership is based on the principle that the control of the board and the executive responsibility for the running of the business are two separate and distinct tasks. There is accordingly a clear division of responsibilities between the role of the chairman of the board and the CEO so as to ensure that an appropriate balance of power is maintained within the group.

6.2 The board shall be led by an independent non-executive chairman who shall, inter alia, preside over meetings of the board and be responsible for ensuring the integrity and effectiveness of the board governance process. The role of the chairman is regarded as critical to good governance and is defined in the appendix to this board charter.

6.3 The board shall appoint the CEO and set the terms and conditions of his employment contract. Without limiting the obligations of the CEO as determined in his contract of employment, the principal functions of the CEO are set out in the appendix to this board charter.

7. BOARD GOVERNANCE

7.1 Board meetings

7.1.1 The board will meet at least four times in each financial year, and may convene additional meetings as and when necessary. In addition to the rules of procedure set out in the appendix to this board charter, meetings and proceedings of the board will be governed by the articles of association of ABIL.

7.2 Board committees

7.2.1 The board may form such committees as may be necessary to facilitate efficient decision-making and to assist the board in the execution of its duties. The board presently has four standing committees, namely, the group audit committee, the group risk committee, the Directors' Affairs Committee and the Group Remuneration and Transformation Committee.

7.2.2 Each committee of the board shall be constituted with formal terms of reference which shall determine inter alia the membership, purpose, powers and authority of the committee, the scope of its mandate and its relationship to the board. The general principles dealing with the constitution, membership and authority of board committees are set out in the appendix to this board charter.

7.3 Independent professional advice

7.3.1 The board shall approve a procedure in terms of which any director may take independent professional advice, at the expense of the group, where there is doubt as to whether a proposed course of action is consistent with his fiduciary duties and responsibilities.

7.4 Conflicts of interests and dealing in ABIL securities

7.4.1 The board shall consider whether the business of the group requires that it develops a formal conflicts of interests policy in terms of which conflicts are defined and appropriate conduct for dealing with conflicts is prescribed. In the absence of a policy, directors must inform the board of any actual, suspected or potential conflict of interests they may have in relation to particular items of business, as soon as they become aware of such conflict or potential conflict.

7.4.2 Directors should recuse themselves from discussion or decisions on matters in which they have a conflict of interest.

7.4.3 All directors are required to abide by the trading in ABIL securities policy as approved by the board and the provisions of the JSE Listings Requirements in so far as they relate to the trading in ABIL securities by directors.

8. COMPANY SECRETARY

8.1 The company secretary shall work closely with the chairman and the CEO, to ensure the proper and effective functioning of the board and the integrity of the board governance process. The functions of the company secretary are set out in detail in the appendix to this board charter.

8.2 The appointment or dismissal of the company secretary should be with the concurrence of the board as a whole.

9. RISK MANAGEMENT, COMPLIANCE AND INTERNAL AUDIT

9.1 The internal audit function (defined in the appendix) is recognised as an integral part of the governance structures of the group and functions under policies established by executive management and the board.

9.2 The appointment or dismissal of the group risk officer, compliance officer and head of internal audit should be made in consultation with the chairmen of the Group Audit and Group Risk Committees.

10. PROCESS FOR REVIEW OF BOARD CHARTER

This board charter shall be reviewed by the board as and when necessary to ensure that it remains relevant to the business objectives of the group. The review process shall be initiated by the company secretary in consultation with the chairman of the board or the chairman of the Directors' Affairs Committee.

Adopted by the board of directors on 14 November 2003.

Notice of annual general meeting

Shareholders are invited to join the directors and management of ABIL from 10:00 on 26 February 2004, for an educational discussion regarding share ownership and dividends.

THIS NOTICE IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to what action to take, please consult your stockbroker, banker, accountant, legal adviser or other professional adviser immediately.

African Bank Investments Limited
(Incorporated in the Republic of South Africa)
(Registration number 1946/021193/06)
("the company")

Notice is hereby given that the fifty-seventh annual general meeting of the shareholders of the company will be held on 26 February 2004, at 11:00 at African Bank Limited, 59 16th Road, Midrand, for the following business:

1. To receive and consider the annual financial statements for the year ended 30 September 2003.

2. To consider all and any matters of the company which, in terms of the company's articles of association, do not constitute special business of the company.

3. To consider and, if deemed fit, to pass with or without modification, the following resolutions:

4. Ordinary resolution number 1

4.1 RESOLVED THAT the resolution, regarding the resignation and appointment of directors, referred to in paragraph 4.2 below, be moved as a single resolution on the basis that if there are any objections to this, the resignation and re-election of each of the directors referred to in paragraph 4.2 below shall each be treated and moved separately.

4.2 RESOLVED THAT as:

4.2.1 Ashley Tugendhaft, Brian Paxton Furbank Steele, Thamsanqa Mthunzi Sokutu, Günter Zeno Steffens, Ramani Naidoo, David Braidwood Gibbon, Bahle Dawn Goba, Angus George Herselman and Antonio Fourie are required to retire as directors of the company at this general meeting, in accordance with the articles of association; and

4.2.2 such persons offer themselves for re-election
Ashley Tugendhaft, Brian Paxton Furbank Steele, Thamsanqa Mthunzi Sokutu, Günter Zeno Steffens, Ramani Naidoo, David Braidwood Gibbon, Bahle Dawn Goba, Angus George Herselman and Antonio Fourie be re-appointed as directors of the company with immediate effect.

Curriculum vitaes for these directors appear at the end of this notice.

5. Ordinary resolution number 2

RESOLVED THAT the entire unissued share capital of the company be and is hereby placed under the control of the directors of the company who are hereby authorised to issue all or any of them on such terms and conditions as they may determine but subject to:

5.1 sections 221 and 222 of the Companies Act, No 61 of 1973, as amended ("the Companies Act");

5.2 the JSE Securities Exchange South Africa ("the JSE") Listings Requirements ("JSE Listings Requirements"); and

5.3 the Banks Act, No 94 of 1990, as amended ("the Banks Act")

provided that nothing herein shall give the directors a mandate to issue any shares of any class in the capital of the company for cash.

6. Ordinary resolution number 3

RESOLVED THAT the directors shall have the power to make payments to the company's shareholders when the directors consider it appropriate in the circumstances subject to the following:

6.1 this authority shall be valid until the company's next annual general meeting or for 15 months from the date of this resolution, whichever period is shorter;

6.2 any general payments may not, in any one financial year, exceed 20% of the company's issued share capital, including reserves but excluding:

6.2.1 minority interests; and

6.2.2 revaluation of assets and intangible assets that are not supported by a valuation by an independent professional expert acceptable to the JSE prepared within the last six months measured as at the beginning of such financial year; and

6.3 any general payment shall be made pro rata to all shareholders; and

6.4 any payment shall be subject to:

6.4.1 the Companies Act;

6.4.2 the JSE Listings Requirements and any other applicable stock exchange rules, as may be amended from time to time; and

6.4.3 any other relevant authority;

The board of directors, as at the date of this notice, have no definite intention of making payments to the company's shareholders. It is, however, proposed and the directors believe it to be in the best interests of the company that shareholders pass ordinary resolution number 3. The directors shall not make any payment to the company's shareholders if, after the directors have considered the effects of any such payment, there are reasonable grounds for believing that any of the effects set out in paragraphs 13.4.1, 13.4.2, 13.4.3 and 13.4.4 of this notice will be applicable. Further, no payment shall be effected in terms of ordinary resolution number 3 unless the sponsor of the company and its group provides a letter to the JSE on the adequacy of the company's working capital in terms of the JSE Listings Requirements.

6.5 The shareholders are referred to pages 75, 91 to 95 and 153 to 156 of the annual report to which this notice is attached for general information regarding the company, its directors and management and its major shareholders.

7. Ordinary resolution number 4

RESOLVED THAT:

7.1 in terms of article 37 of the articles of association of the company and with effect from the close of business on the date of this meeting, the company's share capital account (excluding share premium) of R12 428 889,10 be reduced by R500 000,00 to R11 928 889,10, by cancelling the 20 000 000 ABIL shares held by the Standard General Insurance Company Limited, a wholly owned subsidiary of the company; and

7.2 no payment shall be made to the Standard General Insurance Company Limited as a result of the cancellation of such shares.

8. Reasons for ordinary resolution number 4

The reason for ordinary resolution number 4 is to cancel the treasury shares held by the Standard General Insurance Company Limited, a wholly owned subsidiary of the company. These shares were acquired in terms of a general authority to repurchase shares.

9. Ordinary resolution number 5

RESOLVED THAT Deloitte & Touche be reappointed as auditors of the company and authorise the directors to determine the remuneration of the auditors.

10. Special resolution number 1

RESOLVED THAT the articles of association of the company be amended by the deletion of article 35 and the insertion of the following article in its place:

"35. Acquisition of shares

Notwithstanding anything to the contrary herein contained and subject to:

35.1 the Companies Act, as amended from time to time;

35.2 the rules and requirements of the JSE Securities Exchange, South Africa; and

35.3 any other relevant authority whose approval is required in law,

the company may, by special resolution, approve the acquisition by the company of shares issued by the company (and to the extent required in law, approve the acquisition of shares in the company by any subsidiary of the company). Such approval may be a general approval or a specific approval for a particular transaction. If such approval is given in the form of a general authority to the directors, it shall only be valid until the next annual general meeting of the company, but it may be varied or revoked by special resolution at any general meeting of the company at any time prior to such annual general meeting."

11. Reasons for and effect of special resolution number 1

11.1 The reason for special resolution number 1 is to amend the articles of the company so that the acquisition of shares by the company is not, by virtue of the terminology of that article alone, subject to the approval of the Registrar of Banks. Notwithstanding this amendment, the company will be obliged to comply with all laws applicable to it.

11.2 The effect of special resolution number 1 is to specifically delete the reference to the Registrar of Banks and the Banks Act from article 35 of the articles of association of the company.

12. Special resolution number 2

RESOLVED THAT the directors shall have the power to contract the company to acquire its own shares or any subsidiary of the company to acquire shares in the company, collectively referred to as "repurchases", in terms of article 35 of the company's articles of association when the directors consider it appropriate in the circumstances subject to the following:

12.1 this authority shall be valid until only the next annual general meeting of the company or fifteen months from the date of the general meeting at which this special resolution is passed, whichever period is shorter;

12.2 the repurchase of shares being effected through the main order book operated by the JSE trading system and being done without any prior understanding or arrangement between the company and the counterparty;

12.3 the aggregate percentage of issued shares in the company which the company together with any of its subsidiaries may acquire during any financial year under this general authority shall not exceed 20% of the company's ordinary issued share capital;

12.4 subject to 12.3 above, the aggregate percentage of issued shares in the company which the company's subsidiaries may hold as treasury stock, at any time, shall not exceed 10% of the company's ordinary issued share capital;

12.5 repurchases must not be made at a price more than 10% above the weighted average of the market price for the shares in question for the five business days immediately preceding the date on which the transaction is effected;

12.6 at any point in time, the company may only appoint one agent to effect any repurchases;

12.7 such repurchases may only be effected if, thereafter, the company still complies with the shareholder spread requirements of the JSE;

12.8 no repurchase may take place during prohibited periods stipulated by the JSE Listings Requirements; and

12.9 any acquisition shall be subject to:

12.9.1 the Companies Act, as amended;

12.9.2 the JSE Listings Requirements and any other applicable stock exchange rules, as may be amended from time to time; and

12.9.3 any other relevant authority whose approval is required in law.

13. Reasons for and effect of special resolution number 2 and statement required in terms of paragraph 11.26 of the JSE Listings Requirements

13.1 The reason for special resolution number 2 is to grant the directors of the company the general authority to contract the company and/or any of its subsidiaries to acquire shares in the company, should the directors consider it appropriate in the circumstances.

13.2 The effect of special resolution number 2 is that the directors will be granted the general authority to contract the company and/or any of its subsidiaries to acquire shares in the company, should the directors consider it appropriate in the circumstances and should the company comply with the relevant statutes and authority applicable thereto.

13.3 The board of directors, as at the date of this notice, have no definite intention of repurchasing shares. It is, however, proposed and the directors believe it to be in the best interests of the company that shareholders pass special resolution number 2.

13.4 The directors shall not make any payment in whatever form to acquire any shares issued by the company if, after the directors have considered the effects of any repurchases, there are reasonable grounds for believing that:

13.4.1 The company and the group are, or will at any time during the period of twelve months after the date of this notice, be unable, in the ordinary course of business, to repay their debts as they become due;

13.4.2 The assets of the company and the group, fairly valued according to South African Statements of Generally Accepted Accounting Practice and in accordance with the accounting policies used in the latest audited annual financial statements of the company and the group, will, at any time during the period of twelve months after this notice, be less than their liabilities;

13.4.3 The ordinary share capital and reserves of the company and the group will be adequate for ordinary business purposes for a period of twelve months after this notice; and

13.4.4 The working capital of the company and the group will be adequate for ordinary business purposes for a period of twelve months after this notice.

13.5 Since the method of acquisition and the number of shares to be acquired are still to be determined by the board of directors in the future, the board of directors shall only exercise the authority hereby granted to it if, within the board's discretion, circumstances should merit such exercise and provided that, on the date of the acquisition of the shares and taking into account the effect thereof, the company will be able to comply with the requirements of 13.4.1 to 13.4.4 above.

13.6 Any repurchases shall comply with the limitations set out in special resolution number 2 and the requirements of paragraph 5.72 of the JSE Listings Requirements. No repurchases shall be effected in terms of special resolution number 2 unless the sponsor of the company and its group provides a letter to the JSE on the adequacy of the company's working capital in terms of the JSE Listings Requirements.

13.7 The shareholders are referred to pages 75, 91 to 95 and 153 to 156 of the annual report to which this notice is attached for general information regarding the company, its directors and management and its major shareholders.

14. Special resolution number 3

RESOLVED THAT the articles of association of the company be amended by:

14.1 the insertion of the underlined text in article 23.3:

"23.3 Any dividend so declared may be paid and satisfied, either wholly or in part, by the distribution of specific assets, and in particular of paid up shares or debentures of any other company, or in cash or in any one or more of such ways as the directors may at the time of declaring the dividend determine and direct (including, but not limited to, utilising the methodology referred to in article 23.13), and where any difficulty arises in regard to the distribution they may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments shall be made to any members upon the footing of the value so fixed in order to adjust the rights of all parties and may vest any such assets in trustees upon such trusts for the persons entitled to the dividend as may seem expedient to them."

14.2 the insertion of the underlined text in the third sentence of Article 23.4:

"All unclaimed dividends may be invested or otherwise made use of by the directors for the benefit of the company until claimed, provided that dividends unclaimed for a period of not less than 12 (twelve) years from the date on which such dividends became payable and not previously forfeited may be forfeited by the directors for the benefit of the company provided that if any dividend payments are to be retained in trust in the manner contemplated in article 23.13, this period of 12 (twelve) years shall only commence in respect of such payments once the aggregate of the accumulated amounts due to the affected members exceeds the minimum amount determined by the directors as contemplated in article 23.13."

14.3 the insertion of the underlined text in the first sentence of article 23.10:

"23.10 Each dividend, interest or other moneys payable to the registered holder of shares may be paid by cheque, warrant, coupon or otherwise as the directors may from time to time determine (including, but not limited to, utilising the methodology referred to in article 23.13), and may, if paid otherwise than by coupon, be sent by post to the last registered address of the member entitled thereto, or any other address requested by him, or in the case of joint holders to that one of them first named in the register in respect of such joint holdings, and the payment of such cheque or warrant if purporting to be duly endorsed, or the surrender of any coupon, shall be a good discharge to the company in respect thereof."

14.4 the insertion of the following article as article 23.13:

"23.13 The directors of the company may hold in trust (or pay to another entity to hold in trust) small cash dividends, due to any members of the company who hold the company's securities in certificated form, without interest if, in the discretion of the directors, the payment of such dividends would be uneconomical for any such members and/or for the company. Such retained amounts shall be added to subsequent dividends payable to affected members and the accumulated amounts shall be released to an affected member where the aggregate of the accumulated amounts due to such member exceeds the minimum amount of R25,00 or such other amounts as proposed by the directors and agreed to by the JSE Securities Exchange, South Africa, from time to time. Such retained amounts shall also be released to affected members who specifically request payment or where such affected members' shareholdings are transferred out of the company's certificated register."

15. Reasons for and effect of special resolution number 3

15.1 The reason for special resolution number 3 is to amend the articles of the company so that the directors of the company have the authority to accumulate small cash dividends due to members where payment of such dividends would be uneconomical for such members and/or the company.

15.2 This resolution has been necessary due to the large number of shareholders of the company who hold a small number of shares, resulting in dividend payments to such shareholders which are more expensive to process than the value of the dividend payment and significant aggravation to such shareholders.

15.3 The effect of special resolution number 3 is to amend article 23 of the articles of association of the company to authorise the directors to cause small cash dividend payments to be accumulated until the amount accumulated is of sufficient value to be released to members. Members affected thereby will, however, be able to call for the release of such amounts to them at any time.

16. Voting and proxies

All holders of ordinary shares will be entitled to attend and vote at the annual general meeting or any adjournment thereof. On a show of hands, every holder of ordinary shares who is present in person or, in the case of a company, the representative appointed in terms of section 188 of the Companies Act shall have one vote. A member entitled to attend and vote at a meeting is entitled to appoint a proxy to attend, speak and on a poll vote or abstain from voting in his stead.

A proxy need not be a member. A form of proxy is attached for completion by any certificated or own-name registered dematerialised shareholder who is unable to attend in person. Forms of proxy must be completed and must be lodged with, or posted to the offices of, the company's transfer secretaries, Ultra Registrars (Pty) Ltd, 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg, 2001), to be received not less than 40 hours before the time of the meeting. A certificated or own-name registered dematerialised shareholder who completes and lodges a form of proxy will nevertheless be entitled to attend and vote in person at the annual general meeting should he/she subsequently decide to do so.

Holders of dematerialised shares, other than own-name registered dematerialised shareholders, must inform their Central Securities Depositories Participant ("CSDP") or broker of their intention to attend the annual general meeting and obtain the necessary authorisation from their CSDP or broker to attend the annual general meeting or, alternatively, provide their CSDP or broker with their voting instructions should they not be able to attend the annual general meeting in person.

By order of the board

African Bank Investments Limited

Sarita Martin
Company Secretary

14 November 2003

Registered office
59 16th Road
Midrand
1685

Private Bag X170
Midrand
1685

DIRECTORS' CURRICULUM VITAES

Antonio Fourie (43)
Toni was appointed executive director of ABIL and African Bank Limited on 2 October 2003 to head the new innovation centre for ABIL. Toni was previously CEO of Connection Group Holdings Limited with Incredible Connection and Enterprise Connection in its stable.

Toni's extensive experience over 20 years includes senior positions in a number of South Africa's major retailers, and more recently Makro, Dion and Massdiscounters within the Massmart Group, and Connection Group Holdings.

David Braidwood Gibbon (61)
David recently retired from Deloitte & Touche as national lead partner – Securitisation and Debt Origination Services where after he joined the ABIL Group as non-executive director during June 2003. David is also chairman of the Group Audit Committee.

Bahle Dawn Goba (41)
Bahle joined the ABIL Group as a non-executive director during June 2003. She is a member of the Group Remuneration and Transformation Committee as well as the Directors' Affairs Committee.

Bahle is currently the marketing director for Nokusa Consulting of which she is a founding member. Nokusa is a black-owned and black-run consulting firm founded in 1999. She also serves on the Wits Technikon Council and is a member of the Black Management Forum.

Angus George Herselman (53)
Angus joined the ABIL Group during June 2003 as executive director for ABIL and African Bank Limited. Angus, formerly a director of Alternative Finance Limited, was executive responsible for loans processing, collections, IT and credit during the integration of the four operating entities which now form African Bank, namely Altfin, Kingfin, Unity and African Bank.

Angus in his current position as MD: Collections is responsible for collecting of payroll and debit order based products as well as the Saambou Business Unit responsible for collections of the Saambou Book.

Ramani Naidoo (41)
Ramani recently left Gensec Bank, where she was senior manager in charge of Private Equity, to join Phillip Armstrong at Edward Nathan & Friedland Corporate Governance as executive director. She simultaneously joined African Bank Investments Limited and African Bank Limited as non-executive director. Ramani is the chair of the Directors' Affairs Committee and is a member of the Group Risk Committee.

She is the author of the book: "Corporate Governance: An essential guide for South African Companies" and serves on the boards of various other South African companies the likes of SARHWU Investment Holdings Limited and Stellenbosch Vineyards Limited.

Thamsanqa Mthunzi Sokutu (40)
Tami was appointed chief operating officer and executive director of African Bank Limited during September 2002. He joined the ABIL board as executive director during May 2003.

Tami currently serves as MD: Retail Lending within ABIL's business structure. Tami also serves as an executive director on the board of The Standard General Insurance Company, a 100% owned subsidiary of ABIL.

Tami, who possesses an MSc qualification from the University of Cape Town and a certificate in Senior Executive Management from Harvard and Wits Universities, occupied the position of director-general in the national Department of Public Works since 1999.

Brian Paxton Furbank Steele (60)
Brian retired as chief group financial manager of Barloworld during 2002. He joined the ABIL Group as non-executive director during May 2003 where he serves as a member of the Group Audit Committee and Group Risk Committee as well as the Directors' Affairs Committee.

Günter Zeno Steffens (66)
Gunter, German by birth, recently retired as group representative: Dresdner Bank AG and joined the ABIL Group as non-executive director during June 2003. Gunter chairs the Group Risk Committee and serves as a member of the Directors' Affairs Committee.

Ashley (Oshy) Tugendhaft (55)
Oshy, currently chairman of Moss Morris Inc, joined the ABIL Group during May 2003. Oshy also serves as a member of the Group Risk Committee and the Directors' Affairs Committee of ABIL.

Oshy is the co-author of "Exchange Control Encyclopaedia" which is the leading publication in South Africa on exchange control. He also co-published a leading South African publication, containing precedents of leases, used by other legal practitioners.

Oshy has extensive knowledge and experience in commercial litigation and arbitrations, both local and international.

Isaziso somhlangano ovulelekile waminyaka yonke

Abanikazimasheya bayamenywa ukuba bahlanganyele nabaqondisis nabaphathi be-ABIL esithangamini sokucobelelana ngolwazi nokuyoxoxwa kuso ngobunikazi bamasheya nenzuzo eyisehlakaniso yabanikazimasheya. Usuku lwalomhlangano ngumhla ka-26 February 2004 ngehora leshumi ekuseni.

LESI SAZISO SIBALULEKILE KANTI SIDINGA UKUBA USINAKE NGOKUSHESHA

Uma unokungaba ngokufanele ukwenze, sicela uxhumane nomdayisi wezabelo wakho, usobangi, umcwaningi mabhuku, umeluleki wezomthetho noma omunye usochwepheshe wezokweluleka ngokushesha.

African Bank Investments Limited
(Ibhaliswe eRiphabhulikhi yaseNingizimu Afrika)
(Inombolo yokubhaliswa ngu-1946/021193/06)
("inkampani")

Uyaziswa ngomhlangano ovulelekile waminyaka yonke wabanikazimasheya enkampani, ozoba ngomhla ka 26 February 2004 ngo 11:00 emahhovisi e-African Bank Limited, 59 16th Road, Midrand ngenhloso yokwenza umsebenzi olandelayo:

1. Ukwamukela nokucubungula izitatimende zezimali zonyaka ophele ngomhla ka 30 kuSeptember 2003.

2. Ukubheka wonke amanye amaphuzu athinta inkampani, okuthi ngokwezimiso zokusungulwa kwenkampani angathathwa ngokuthi ayimisebenzi ekhethekile enkampanini.

3. Ukubheka kuthi lapho kunesidingo kuphasiswe izinqumo ezilandelayo ngemuva kokuba seziguqulwe noma ngaphandle kokuguqulwa.

4. Isinqumo esejwayelekile esingunombolo 1

4.1 SATHI isinqumo esimayelana nokwesula ezikhundleni kanye nokuqokwa kwabaqondisi ababalulwe kupharagrafu 4.2 ngezansi, sithathwe njengesinqumo esisodwa ephuzwini lokuthi uma kuba khona ukuphikisa, ukwesula noma ukuqokwa kwalowo nalowo mqondisi okukhulunywa ngaye ku-4.2 ngezansi kuzobhekelwa ngakunye futhi kuxazululwe ngokwehlukana.

4.2 SATHI njengoba:

4.2.1 uAshley Tugendhaft, Brian Paxton Furbank Steele, Thamsanqa Mthunzi Sokutu, Günter Zeno Steffens, Ramani Naidoo, David Braidwood Gibbon, Bahle Dawn Goba, Angus George Herselman no-Antonio Fourie kudingeka bashiye ezikhundleni njengabaqondisi benkampani kulomhlangano ovulelekile lokhu bekwenza ngokulandela usomqulu wezimiso zenkampani; kanye

4.2.2 laba bantu bayazinikela ekutheni bangaphinde bakhethwe njengabaqondisi benkampani, uAshley Tugendhaft, Brian Paxton Furbank Steele, Thamsanqa Mthunzi Sokutu, Günter Zeno Steffens, Ramani Naidoo, David Braidwood Gibbon, Bahle Dawn Goba, Angus George Herselman no-Antonio Fouriengako bazobuyiselwa ezikhundeni zabo ngokushesha.

Ama-curriculum vitae alabaqondisi abonakala ekupheleni kwalesaziso.

5. Isinqumo esejwayelekile esingunombolo 2

SATHI wonke amasheya enkampani angakhishiwe awenganyelwe ngabaqondisi benkampani nabanegunya lokukhipha athile kuwona noma wonke njengoba bengahle banqume ngokulandela izimiso nemibandela:

5.1 yeSigaba sama-221 nesama-222 soMthetho weziNkampani, uNombolo 61 ka-1973 njengoba uchitshiyelwe ("Umthetho weziNkampani");

5.2 yezokubhaliswa kwezinkampani eJSE Securities Exchange ("iJSE") Listings Requirements ("iJSE Listing Requirements"); kanye

5.3 noMthetho wamaBhangi, uNombolo 94 ka-1990 njengoba uchitshiyelwe ("Umthetho lwamaBhangi")

yinqobo uma kungekho lutho oluzonika abaqondisi igunya lokukhipha amasheya aqondene nezimali zokuqhuba ibhizinisi lenkampani lapho ezokhokhelwa imali ewukheshi.

6. **Isinqumo esejwayelekile esingunombolo 3**

SATHI abaqondisi bayoba namandla okukhokhela abanikazi bamasheya uma bona abaqondisi bekubona kufanele lokho kanti kuyokwenzeka ngendlela elandelayo:

6.1. Lelo gunya liyosebenza kuze kushaye isikhathi somhlangano olandelayo ovulelekile waminyaka yonke noma liyosebenza izinyanga eziyishumi nanhlanu ukusuka ngelanga okuthathwe ngalo isinqumo kuye ngokuthi yikuphi okunesikhathi esifishane;

6.2 nanoma yikuphi ukukhokha okwenziwayo, onyakeni wezimali owodwa, akukwazi ukweqa amaphesenti angama-20 emali eyenziwe yinkampani ngokuthengisa amasheya ayo, sekuhlanganisa nezimali ezilondoloziwe kodwa kungabalwa:

6.2.1 inzalo yedlanzana; kanye

6.2.2 nemibiko yokuhlolwa kwempahla nempahla engaphatheki ngenhloso yokuyinika inani eyenziwe ngumuntu ongungoti owemukelekayo eJSE nelungiswe esikhathini ezingekho ngaphezu kwezinyanga eziyisithupha ezedlule, njengoba ikalwe ekuqaleni kwalowo nyaka wezimali; kanye

6.3 noma yikuphi ukukhokhelwa kuyokwenziwa ngokusebenza kubobonke abanikazi-masheya; kanye

6.4 nanoma yikuphi ukukhokhwa kwemali okwenziwayo kuyokwenziwa ngokulandela:

6.4.1 uMthetho weziNkampani;

6.4.2 imibandela yokubhaliswa kwezinkampani eJSE neminye imithetho esebenza khona njengoba ingahle iguqulwe; kanye

6.4.3 nanoma yimuphi omunye umthetho obekiwe.

Ngesikhathi sokukhishwa kwalesi saziso ibhodi labaqondisi belingenazinhloso zokukhokhela abanikazimasheya enkampani imali. Kodwa-ke kuyaphakanyiswa, ukuba kuphasiswe isinqumo esejwayelekile esingunombolo 3, abaqondisi benkampani bakholwa wukuthi ukwenza lokho kungaba nomthelela omuhle enkampanini. Abaqondisi akukho mali abayoyikhokhela abanikazimasheya, uma abaqondisi bethe lapho bebheka bathola ukuthi kunezizathu ezenele ezenza bakholwe wukuthi ukukhokha leyo mali kuzoholela ekutheni kubenemiphumela ebalulwe kupharagrafu 13.4.1, 13.4.2, 13.4.3, 13.4.4, walesi saziso. Ngaphezu kwalokho akukho mali eyokhokhwa ngokulandela isinqumo esejwayelekile esingunombolo 3 ngaphandle uma abaxhasi benkampani kanye nethimba labaphathi abaphezulu (group) benike iJSE incwadi echaza ngokwenela kwezimali zokuqhuba umsebenzi wenkampani njengoba kuveza izimiso zokubhaliswa kwezinkampani eJSE.

6.5 Abanikazi bamasheya bayalelwa ukuba babheke emakhasini 75 no-91 ukuya ku-95 kanye no-153 ukuya ku-156 ombiko wonyaka lesi saziso esihlanganiswe nawo wolwazi olwejwayelekile mayelana nenkampani, abaqondisi bayo kanye nezikhulu kanye nabanikazimasheya ababalulekile.

7. **Isinqumo esejwayelekile esingunombolo 4**

SATHI:

7.1 Ngokwezimiso zesigatshana 37 kusomqulu wezimiso zenkampani futhi kusukela ekupheleni kosuku obekubanjwe ngalo lo mhlangano, i-akhawunti yamasheya enkampani (kubangabalwa ishare premium) engu-R12 428 889,10 ayincishishwe ngo-R500 000,00 iye ku-R11 928 889,10 ngokuthi kwesulwe amasheya e-ABIL angu-20 000 000 nasegameni le-Standard General Insurance Company Limited, okuwuphiko oluyigxenye yenkampani;

7.2 akukho mali eyokhokhelwa iStandard General Insurance Company Limited ngenxa yokwesulwa kwalawo masheya.

8. **Izizathu zesinqumo esejwayelekile esingunombolo 4**

Isizathu sesinqumo esejwayelekile esingunombolo 4 ngukuchitha amasheya ezimali naphethwe yiStandard General Insurance Company, nenguphiko oluyingxenye ephethwe ngokuphelele yinkampani. Lamasheya atholakala ngokwegunya elejwayelekile ukubuyisela amasheya emuva.

9. **Isinqumo esejwayelekile esingunombolo 5**

SATHI abe-Deliotte & Touche abaphinde baqokwe ukuba babe ngabacubunguli mabhuku enkampani, saphinde sanika abaqondisi igunya lokunquma ukuthi abacubunguli bamabhuku bazokhokhelwa malini.

10. Isinqumo esikhethekile esingunombolo 1

SATHI: Usomqulu wezimiso zenkampani mawuchibiyelwe ngokuthi kwesulwe isigatshana sama-35 indawo yaso ithathwe yisigaba esifundeka kanje:

"35. UKUTHOLA AMASHEYA

Nakuba kungakhona okuqukethwe lapha okuphikisana nalokhu kuyothi ngokulandela:

35.1 uMthetho weziNkampani ohlala njalo ngokuchibiyelwa;

35.2 imithetho kanye nemibandela yeJSE Securities Exchange South Africa; kanye

35.3 nangokwegunya lesiphathimandla esivunywe ngumthetho:

Inkampani kungathi ngesinqumo esikhethekile igunyaze ukutholakala kwamasheya akhishwa yinkampani (kuye ngokuthi umthetho uvuma ukuthini, igunyaze ukutholakala kwamasheya enkampinini etholwa wuphiko oluyigxenye yenkampani). Lelo gunya kungaba yigunya elivulelekile noma kube yigunya eliqondene ne-thransekshini ethile kuphela. Uma lelo gunya elinikwa abaqondisi kungelivulelekile liyosebenza kuze kushaye umhlangano wenkampani olandelayo ovulelekile waminyaka yonke, kodwa-ke linako ukuthi lingahoxiswa kunoma yimuphi umhlangano wenkampani ovulelekile nganoma yisiphi isikhathi esingaphambi komhlangano ovulelekile waminyaka yonke."

11. Izizathu nomphumela wesinqumo esikhethekile esingunombolo 1

11.1 Isizathu sesinqumo esikhethekile esingunombolo 1 wukuchibiyela usomqulu wezimiso zenkampani ukuze igunya lenkampani lokuthola amasheya linganciki kuleso sigatshana kuphela nasekutheni kuvume umbhalisi wamabhangi. Nakuba kunalesi sichibiyelo, inkampani izobophezeleka ukuba ihloniphe yonke imithetho ebekiwe.

11.2 Umphumela wesinqumo esikhethekile esingunombolo 1 wukususa umbhalisi wamabhangi kanye nomthetho wamabhangi esigatshaneni sama-35 kusomqulu wezimiso zenkampani.

12. Isinqumo esikhethekile esingunombolo 2

SATHI abaqondisi bayoba namandla okuvumela inkampani ukuba ithole amasheya ayo noma okuvumela uphiko oluyigxenye yenkampani ukuba luthole amasheya enkampanini, nokuyokwaziwa ngokuthi amasheya abuyela emuva uma abaqondisi bekubona kufanele lokho kanti kuyokwenzeka phezu kwemigomo elandelayo:

12.1 igunya liyosebenza kuze kushaye umhlangano olandelayo ovulelelekile waminyaka yonke wenkampani noma lisebenze izinyanga eziyishumi nanhlanu ukusuka kulomhlangano ovulelekile othathe lesi sinqumo esikhethekile, kuye ngokuthi yisiphi isikhathi esifishane;

12.2 ukuthengwa kwamasheya abuyela emuva kwenziwa nge-order book eyenganyelwe wuhlelo lwezohwebo lweJSE futhi kwenziwa ngaphandle kokuthi kube nezivumelwano esesenziwe phakathi kwenkampani nalowo eyenza naye lolu hlelo;

12.3 inani eliphakathi lamasheya akhishiwe enkampanini, angakwazi ukutholwa yinkampani kanye nezimpiko zayo iwathola ngokwegunya elivulelekile kunoma yimuphi unyaka wezimali aliyukweqa kumaphesenti angama-20 enani lilonke lamasheya akhishwe yinkampani;

12.4 ngokuncike ku-12.3 ngenhla, inani eliphakathi lamasheya akhishwe yinkampani, izimpiko zenkampani ezingakwazi ukuwagcina njengestokwe esilondoloziwe nganoma yisiphi isikhathi, aliyukweqa kumaphesenti ayi-10 enani lamasheya akhishwe yinkampani;

12.5 ukuthengwa kwamasheya abuyela emuva akumele kwenziwe ngentengo engaphezulu kwamaphesenti ayi-10 ngaphezu kwesilinganiso sentengo yasemakethe yalawo masheya esikhathini esiyizinsuku ezinhlanu ngaphambi kosuku okwenziwa ngalo ithransekshini;

12.6 kunanoma yisiphi isikhathi inkampani ingakwazi ukuqoka umphatheli oyedwa kuphela ozosiyisingathela izindaba zokuthenga amasheya abuyela emuva;

12.7 lokho kuthengwa kwamasheya kungenzeka kuphela uma kuzothilapho sekwenzekile, inkampani kutholakele ukuthi isayihloniphile imibandela yeJSE ephathelene nokusabalala kwezabelo kubanikazimasheya;

12.8 akukho kuthengwa kwamasheya abuyela emuva okungenziwa uma kuqondene nesikhathi okwenqatshelwe ngaso yimibandela yokubhaliswa kwezinkampani eJSE futhi;

12.9 nanoma yikuphi ukutholakala kwamasheya:

12.9.1 kuyokwenziwa ngokulandela uMthetho wezinkampani, njengoba uchitshiyelwe;

12.9.2 imibandela yokubhaliswa kwezinkampani eJSE kanye neminye imithetho yezohwebo njengoba ingahla ngokuchitshiyelwa ngokuhamba kwesikhathi; kanye

12.9.3 nangokwegunya lesiphathimandla esivunywe ngumthetho.

13. Izizathu kanye nomphumela wesinqumo esikhethekile esingunombolo 2 kanye nesitatimende esidingekayo ngoku kapharagrafu 11.26 wezidingo zokubhalisa e-JSE

13.1 Isizathu sesinqumo esikhethekile esingunombolo 2 wukunika abaqondisi benkampani igunya elivulelekile lokutholela inkampani noma olunye lwezimpiko zayo amasheya kuyona inkampani uma kuwukuthi abaqondisi bakubona kufanele lokho.

13.2 *Umphumela wesinqumo esikhethekile esingunombolo 2 wukuthi abaqondisi bazonikwa igunya elivulelekile lokutholela* inkampani noma olunye lwezimpiko zayo amasheya kuyona inkampani uma kuwukuthi abaqondisi bakubona kufanele lokho nalapho kuwukuthi inkampani iyahambisana nemithetho ebekiwe.

13.3 Ngesikhathi sokubhalwa kwalesi sazizo, ibhodi yabaqondisi ibingakabi nazinhlelo zokuthenga amasheya abuyela emuva, kodwa-ke kuyaphakanyiswa ukuba siphasiswe isinqumo esikhethekile esingunombolo 2 ngokuthi abaqondisi bakholwa wukuthi sizoyihlomulisa inkampani.

13.4 Abaqondisi akukho mali abazoyikhokha lokho bekwenza noma ngandlelani, ukukhokhela amasheya akhishwe yinkampani, uma kuwukuthi bazothi uma bebheka isimo sokuthengwa kwamasheya abuyela emuva babe nezizathu ezibenza bakholwe wukuthi:

13.4.1 Esikhathini esiyizinyanga eziyishumi nambili ngemuva kokukhishwa kwalesi saziso, inkampani kumbe ithimba abaphathi bayo abaphezulu angeke bakwazi ukuthi bakhokhe isikweletu lapho sekumele sikhokhwe;

13.4.2 Esikhathini esiyizinyanga eziyishumi nambili ngemuva kokukhishwa kwalesi saziso, impahla yenkampani neyethimba labaphathi abaphezulu ehlolwe yanikwa amanani ayifanele kulandelwa izindlela zokucubungula amabhuku eNingizimu Afrika, kulandelwa nemigomo yesimanje yokucubungula amabhuku nesetshenziswe esitatimendeni sonyaka sezimali, inani layo lizobe selingaphansi kwezikweletu zenkampani.

13.4.3 Imali etholakale kumasheya kanye nemali elondoloziwe yenkampanai nethimba labaphathi abaphezulu izokwenela kuphela ukuqhuba umsebenzi webhizinisi isikhathi esiyizinyanga eziyishumi nambili ngemuva kokukhishwa kwalesi saziso; kanye

13.4.4 Imali yenkampani nabaphathi abaphezulu yokuqhuba umsebenzi izokwenela ukwenza umsebenzi isikhathini esiyizinyanga eziyishumi nambili ngemuva kokukhishwa kwalesi saziso.

13.5 Ngenxa yokuthi indlela esetshenziswa ukuthola amasheya nenani lawo lisazonqunywa yibhodi yabaqondisi esikhathini esizayo, ibhodi yabaqondisi iyolisebenzisa kuphela igunya enikwa lona uma kuwukuthi ngokubona kwayo isimo siveza isidingo sokuthola futhi uma kuwukuthi kuzothi lapho sekubhekisiswe imiphumela kuthi ngosuku okuthengwa ngalo amasheya, inkampani ikwazi ukuhlonipha imibandela ebalulwe ku-13.4.1 ukuya ku-13.4.4 ngenhla.

13.6 Nanoma yikuphi ukuthengwa kwamasheya aphindela emuva kumele kuhambisane nemibandela evezwe esinqumeni *esikhethekile esiwunombolo 2 kanye nezidingo ezivezwe kupharagrafu 5.72 wemibandela yokubhaliswa kwezinkampani eJSE.* Akukho kuthenga okuyokwenziwa eyokhokhwa ngokulandela isinqumo esikhethekile esingunombolo 2 ngaphandle uma abaxhasi benkampani kanye nethimba labaphathi abaphezulu (group) benike iJSE incwadi echaza ngokwenela kwezimali zokuqhuba umsebenzi wenkampani njengoba kuveza izimiso zokubhaliswa kwezinkampani eJSE.

13.7 Abanikazimasheya bayalelwa ukuba babheke emakhasini 75 no-91 ukuya ku-95 kanye no-153 ukuya ku-156 ombiko wonyaka nokuyilapho lesi saziso sinamathiselwe khona ukuze bathole ulwazi olubanzi mayelana nenkampani, abaqondisi bayo, abaphathi kanye nabanikazi masheya amaningi enkampanini.

14. Isinqumo esikhethekile esingunombolo 3

SATHI usomqulu wezimiso zenkampani mawuchibiyelwe:

14.1 ngokuthi kushuthekwe ingxenyana edwetshwelwe esigatshaneni 23.3:

"23.3 Nanoma yiyiphi inzuzo eyisahlukaniso sabanikazimasheya ingakhokhwa yonke noma ngengxenye, ngokwaba impahla ethile njengamasheya asephothuliwe ukukhokhelwa noma ama-debenture anoma yiyiphi enye inkampani noma ngokheshi okukanye ngenye yezindlela ezingahle zinqunywe noma ziyalelwe ngabaqondisi ngesikhathi kumenyezelwa leyo nzuzo (okubandakanya nendlela ebalulwe esigatshaneni 23.13 kodwa kungagcini kuyona), kanti esimeni lapho kuba nobunzima ngokuphathelene nokwabiwa, bangathatha indlela abazoyibona ifanele kokunye banqume inani lokwaba leyo mpahla noma ingxenye yayo, bese benquma ukuthi imali ewukheshi iyokhokhwa kunoma yimaphi amalungu ekukhokhweni kwesamba senani elinqunyiwe ukuze kuhlelwe kahle amalungelo abo bonke abathintekayo futhi banganikezela leyo mpahla kuma-trustee angabe ebonwe yilabo bantu okumele bathole inzuzo njengazobasebenzela kangcono".

14.2 kushuthekwe ingxenye edwetshelwe emushweni wesithathu esigatshaneni 23.4 "Zonke izimali zenzuzo eyisahlukaniso ezingathathiwe ngabanikazi zingalondolozwa noma zisetshenziswe ngabaqondisi ngendlela ezozuzisa inkampani kuze kube sezithathiwe ngabanikazi, yinqobo uma lezo mali kuwukuthi zisagcinwe isikhathi esingaphansi kweminyaka eyishumi nambili ukusuka osukwini okwakumele ziye ngalo kubanikazi kanti azikaze zephucwe abanikazi phambilini, zingathathwa ngabaqondisi ngenhloso yokuzuzisa inkampani yinkani uma lezo mali zenzuzo eyisahlukaniso zizogcinwa esikhwameni se-trust ngendlela evezwe esigatshaneni 23.13, isikhathi seminyaka eyishumi nambili esibalelwa lezi mali siyoqala lapho imali ehlanganiswe okumele ikhokhele amalungu seyedlula inani eliphansi elibekiwe njengoba kuhlongozwa esigatshaneni 23.13".

14.3 kwegxenye edwetshelwe emushweni wokuqala wesigatshana 23.10:

"23.10 Layo naleyo nzalo eyisehlukaniso, inzalo eyejwayelekile kanye nezinye izimali okumele zikhokhelwe abanikazimasheya, zingakhokhwa ngesheke, iwaranti noma ngekhuphoni nangezinye izindlela ezinganqunywa ngabaqondisi ngokuhamba kwesikhathi (okubandakanya nendlela ebalulwe esigatshaneni 23.13 kodwa kungagcini kuyona), kanti kungathi lapho ikhokhwe ngezinye izindlela okungabandakanyi eyekhuphoni, ithunyelwe ekhelini lokugcila elalibhaliswe yilungu noma ekhelini ilunga elicele ukuba ithunyelwe kulona, lapho kunabanikazi abahlanganyele iyothunyelwa kulowo obhalwe kuqala kwi-register yalobo bunikazi obuhlangene, ukukhokha okwenziwa ngesheke noma ngewaranti uma kuvunywe ngokomthetho noma ukwethulwa kwanoma yiliphi ikhuphoni nakho kuyovunywa kwamukelwe yinkampani".

14.4 ukufakwa kwale ngxenye njengesigatshana sama.23.13:

"23.13 Abaqondisi benkampani bangagcina esikhwameni se-trust ngaphandle kwenzalo (noma bakhokhele enye inhlangano ukuba ibagcinele le-trust) izimali ezincane eziyisehlukaniso senzuzo okumele sinikwe amalungu anamasheya akhishelwe izitifiketi uma abaqondisi bebona ukuthi ukukhokhwa kwalezo mali akuzubahlomulisa abanikazimasheya noma inkampani. Lezo mali ezigciniwe ziyokwengezwa enzuzweni eyisihlukaniso eyogcina inikwe ikhokhelwe amalungu nokuyimali eyokhishwa uma isamba semali esihlangane sesingaphezulu kwenani elincane elingu-R25,00 noma yilezo zamba ezinqunywe ngabaqondisi, noma ezivunyelwe yiJSE Securities Exchange, yaseningizimu Afrika ngazikhathi. Lezo mali ezigciniwe ziyodedelwa esimeni lapho amalungu ebhale khona ezicela noma lapho ubunikazi bamalungu athintekayo sebukhishiwe kwi-register yenkampani yabanezitifiketi.

15. Izizathu nemiphumela yesinqumo esikhethekile esingunombolo 3

Isizathu sesinqumo esikhethekile esingunombolo 3 wukuchibiyela usomqulu wezimiso zenkampani ukuze abaqondisi benkampani babe negunya:

15.1 lokugcina baqoqele ndawo inzuzo yezahlukaniso okumele inikwe amalungu uma kuwukuthi ukukhokha lezo mali akuzuwahlomulisa lawo malungu kumbe inkampani;

Into eyenze kwaba nesidingo salesi sinqumo:

15.2 inani elikhulu labanikazimasheya abanamasheya ambalwa enkampanini, okwenza ukuthi kuthi lapho kumele kukhishwe inzuzo eyisehlukaniso uthole ukuthi uhlelo ngokwalo luyabiza kakhulu lapho uqhathanisa nobungako bemali okumele iye kumnini masheya.

Umphumela wesinqumo esikhethekile esingunombolo 3 wukuchibiyelwa kwesigatshana sama-23 sikasomqulu wezimiso zenkampani ukuze:

15.3 kugunyazwe abaqondisi ukuba bagcine izimali zenzuzo yesahlukaniso zize zibe yisamba esibonakalayo ngaphambi kokuba zedluliselwe kumalungu. Amalungu athintekayo kulokhu azokwazi ukuba acele izimali zawo zidedelwe lapho ezidinga nganoma yisiphi isikhathi.

16. Ukuvota nezithunywa

Bonke abanikazimasheya ajwayelekile bayoba nelungelo lokwethamela nokuvota emhlanganweni ovulelekile waminyaka yonke noma emhlanganweni oye wahlehliswa. Lapho kuvotwa ngokuphakamisa izandla, lowo mnikazi wamasheya ajwayelekile okhona siqu, noma esimeni senkampani lapho iqoke ozoyimela ngokulandela izimiso zesigaba sama-88 somthetho wezinkampani, uyoba nelungelo lokuvota kanye. Ilungu elinegunya lokwethamela nokuvota emhlanganweni linelungelo lokuqoka ozolimela emhlanganweni abe negunya lokukhuluma, avote noma ahlale engavoti lokho ebe ekwenzela ilungu.

Isithunywa esiqokwayo akusho ukuthi kumele size sibe yilungu. Ufakelwe ifomu yokuqoka ozokumela nokumele igcwaliswe umnikazimasheya akhishelwe isitifiketi noma ngumnikazimasheya osebenzisa uhlelo lwekhompuyutha kodwa obhalise ngegama lakhe ongezuphumelela ukuhambela umhlangano.

Amafomu okuqoka isithunywa/ozokumela kufanele ahanjiswe noma aposelwe ehhovisi lalabo abengamele izindaba zamasheya enkampani okuyiUltra Registrars (Pty) Ltd, 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg, 2001), kanti kumele afike lapho kusasele isikhathi esingaphezulu kwamahora angamashumi amane ngaphambi kokuba kubanjwe umhlangano.

Ukugcwalisa ifomu yesithunywa komnikazimasheya oseguqukele ohlelweni lwe-khompuyutha kodwa ekhethe ukuzibhalisela ngokwakhe akumvimbi ekwethameleni umhlangano wabanikazimasheya ovulelekile uma egcine enqume ukuzizela siqu. Abanikazimasheya asebengene ohlelweni lwekhompuyutha abafisayo ukwethamela umhlangano kumele bazise iCSDP (Central Securities Depository Participants) noma umphatheli ngesifiso sabo bese becela iCSDP noma umphatheli ukuba abanike igunya lokwethamela umhlangano uma kungenjalo banganika iCSDP noma umphatheli umyalo oqondene nokuvota uma kuwukuthi angeke baphumele ukubakhona siqu emhlanganweni ovulelekile waminyaka yonke.

Ikhishwe yibhodi

Ye-African Bank Investments Limited

Sarita Martin
UNobhala we-Nkampani

14 November 2003

IHhovisi elibhalisiwe
59 16th Road
Midrand
1685

Private Bag X170
Midrand
1685

DIRECTORS' CURRICULUM VITAES

Antonio Fourie (43)
Toni was appointed executive director of ABIL and African Bank Limited on 2 October 2003 to head the new innovation centre for ABIL. Toni was previously CEO of Connection Group Holdings Limited with Incredible Connection and Enterprise Connection in its stable.

Toni's extensive experience over 20 years includes senior positions in a number of South Africa's major retailers, and more recently Makro, Dion and Massdiscounters within the Massmart Group, and Connection Group Holdings.

David Braidwood Gibbon (61)
David recently retired from Deloitte & Touche as national lead partner – Securitisation and Debt Origination Services where after he joined the ABIL Group as non-executive director during June 2003. David is also chairman of the Group Audit Committee.

Bahle Dawn Goba (41)
Bahle joined the ABIL Group as a non-executive director during June 2003. She is a member of the Group Remuneration and Transformation Committee as well as the Directors' Affairs Committee.

Bahle is currently the marketing director for Nokusa Consulting of which she is a founding member. Nokusa is a black-owned and black-run consulting firm founded in 1999. She also serves on the Wits Technikon Council and is a member of the Black Management Forum.

Angus George Herselman (53)
Angus joined the ABIL Group during June 2003 as executive director for ABIL and African Bank Limited. Angus, formerly a director of Alternative Finance Limited, was executive responsible for loans processing, collections, IT and credit during the integration of the four operating entities which now form African Bank, namely Altfin, Kingfin, Unity and African Bank.

Angus in his current position as MD: Collections is responsible for collecting of payroll and debit order based products as well as the Saambou Business Unit responsible for collections of the Saambou Book.

Ramani Naidoo (41)
Ramani recently left Gensec Bank, where she was senior manager in charge of Private Equity, to join Phillip Armstrong at Edward Nathan & Friedland Corporate Governance as executive director. She simultaneously joined African Bank Investments Limited and African Bank Limited as non-executive director. Ramani is the chair of the Directors' Affairs Committee and is a member of the Group Risk Committee.

She is the author of the book: "Corporate Governance: An essential guide for South African Companies" and serves on the boards of various other South African companies the likes of SARHWU Investment Holdings Limited and Stellenbosch Vineyards Limited.

Thamsanqa Mthunzi Sokutu (40)
Tami was appointed chief operating officer and executive director of African Bank Limited during September 2002. He joined the ABIL board as executive director during May 2003.

Tami currently serves as MD: Retail Lending within ABIL's business structure. Tami also serves as an executive director on the board of The Standard General Insurance Company, a 100% owned subsidiary of ABIL.

Tami, who possesses an MSc qualification from the University of Cape Town and a certificate in Senior Executive Management from Harvard and Wits Universities, occupied the position of director-general in the national Department of Public Works since 1999.

Brian Paxton Furbank Steele (60)
Brian retired as chief group financial manager of Barloworld during 2002. He joined the ABIL Group as non-executive director during May 2003 where he serves as a member of the Group Audit Committee and Group Risk Committee as well as the Directors' Affairs Committee.

Günter Zeno Steffens (66)
Gunter, German by birth, recently retired as group representative: Dresdner Bank AG and joined the ABIL Group as non-executive director during June 2003. Gunter chairs the Group Risk Committee and serves as a member of the Directors' Affairs Committee.

Ashley (Oshy) Tugendhaft (55)
Oshy, currently chairman of Moss Morris Inc, joined the ABIL Group during May 2003. Oshy also serves as a member of the Group Risk Committee and the Directors' Affairs Committee of ABIL.

Oshy is the co-author of "Exchange Control Encyclopaedia" which is the leading publication in South Africa on exchange control. He also co-published a leading South African publication, containing precedents of leases, used by other legal practitioners.

Oshy has extensive knowledge and experience in commercial litigation and arbitrations, both local and international.

Form of proxy

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1946/021193/06)
(Share code: ABL)
(ISIN: ZAE 000030060)
("ABIL")

Instructions

For use only by ABIL shareholders holding certificated shares, nominee companies of Central Securities Depository Participants ("CSDP"), brokers' nominee companies and shareholders who have dematerialised their shares and who have elected own-name registration at the annual general meeting of shareholders of ABIL, to be held at 59 16th Road, Midrand, 1685 at 11:00 on 26 February 2004.

ABIL shareholders who have already dematerialised their shares through a CSDP or broker must not complete this form of proxy and must provide their CSDP or broker with their voting instructions, except for shareholders who have elected own-name registration in the sub-register through a CSDP or broker, which shareholders must complete this form of proxy and lodge it with their CSDP or broker in terms of the custody agreement entered into between them and their CSDP or broker. Holders of dematerialised shares wishing to attend the annual general meeting must inform their CSDP or broker of such intention and request their CSDP or broker to issue them with necessary authorisation to attend.

I/We (BLOCK LETTERS please) ______________________________

of ______________________________

Telephone Work (   ) ______________ Telephone Home (   ) ______________

being the holder/s or custodians of [   ] shares hereby appoint (see note 1 overleaf):

1. ______________________________ or failing him/her

2. ______________________________ or failing him/her

the chairman of the annual general meeting of shareholders,
as my/our proxy to act for me/us at the annual general meeting of shareholders for the purpose of considering and, if deemed fit, passing, with or without modification, the resolutions to be proposed thereat and at each adjournment or postponement thereof, and to vote for and/or against the resolution and/or abstain from voting in respect of the ABIL shares registered in my/our name (see note 2 overleaf) as follows:

	For	Against	Abstain
Ordinary resolution number 1			
Ordinary resolution number 2			
Ordinary resolution number 3			
Ordinary resolution number 4			
Ordinary resolution number 5			
Special resolution number 1			
Special resolution number 2			
Special resolution number 3			

and generally to act as my/our proxy at the said annual general meeting of shareholders. (Tick whichever is applicable. If no directions are given, the proxy will be entitled to vote or to abstain from voting, as that proxy deems fit.)

Signed at ______________ on ______________

Signature ______________________________

Assisted by (where applicable) ______________________________

Each shareholder is entitled to appoint one or more proxies (who need not be a shareholder/s of ABIL) to attend, speak and vote in place of that shareholder at the annual general meeting of shareholders.

Please read the notes on the reverse side hereof.

Notes to form of proxy

1. A shareholder may insert the name of a proxy or the names of two alternative proxies of the shareholder's choice in the space/s provided, with or without deleting "the chairman of the general meeting of shareholders", but any such deletion must be initialled by the shareholder. The person whose name stands first on the form of proxy and who is present at the general meeting of shareholders will be entitled to act as proxy to the exclusion of those whose names follow.

2. A shareholder's instructions to the proxy must be indicated by the insertion of the relevant number of votes exercisable by the shareholder in the appropriate box provided. So as to provide for voting on a show of hands or on a poll, as the case may be, shareholders are requested to complete the form of proxy by stating the number of shares held by them. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the general meeting of shareholders as he/she deems fit in respect of all the shareholder's votes exercisable thereat. A shareholder or the proxy is not obliged to use all the votes exercisable by the shareholder or by his proxy, but the total of the votes cast and in respect of which abstention is recorded may not exceed the total of the votes exercisable by the shareholder or by the proxy.

3. Forms of proxy must be lodged with, or posted to the offices of, the company's transfer secretaries, Ultra Registrars (Pty) Ltd, 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg, 2001), to be received not less than 40 hours before the time of the annual general meeting.

4. The completion and lodging of this form of proxy by shareholders holding certificated shares, nominee companies of CSDPs or brokers and shareholders who have dematerialised their shares and who have elected own-name registration will not preclude such shareholders from attending the general meeting of shareholders and speaking and voting in person thereat to the exclusion of any proxy appointed in terms thereof. Shareholders who have dematerialised their shares and who wish to attend the general meeting of shareholders must instruct their CSDP or broker to issue them with the necessary authority to attend.

5. Documentary evidence establishing the authority of a person signing this form of proxy in a representative or other legal capacity (such as power of attorney or other written authority) must be attached to this form of proxy.

6. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.

7. On a show of hands, every shareholder shall have only one vote, irrespective of the number of shares he/she holds or represents, provided that a proxy shall, irrespective of the number of shareholders he/she represents, have only one vote.

8. On a poll, every ABIL shareholder present in person or represented by proxy shall have one vote for every ABIL share held by such shareholder.

9. A resolution put to the vote shall be decided on a show of hands unless, before or on the declaration of the results of the show of hands, a poll is demanded by the chairman of the meeting or any person entitled to vote at the meeting.

10. If a poll is demanded, the resolution put to the vote shall be decided on a poll.

Ifomu yokuqoka isithunywa esizokumela emhlanganweni

AFRICAN BANK INVESTMENTS LIMITED
(Ibhaliswe eRiphabhulikhi yaseNingizimu Afrika)
(Inombolo yokubhaliswa ngu-1946/021193/06)
(Share code: ABL)
(ISIN: ZAE 000030060)
("ABIL")

Imiyalo

Kumele isetshenziswe ngabanikazimasheya bakwa-ABIL abanamasheya akhishelwe izitifiketi, yizinkampani ezibalulwe yiCentral Securities Depository Participants ("CSDP"), izinkampani ezibalulwe ngabaphatheli kanye nabanikazimasheya asebeguqukele ohlelweni lwe-khompuyutha kodwa abakhethe ukuzibhalisela ngokwabo emhlanganweni wabanikazimasheya e-ABIL ovulelekile waminyaka yonke, nozobanjwa ku-59 16th Road, Midrand, 1685 ngo 11:00 ngomhla ka 26 February 2004.

Abanikazimasheya akwa-ABI asebeguqukele ohlelweni lwekhompuyutha ngokusebenzisa iCSDP noma umphatheli akumele bayigcwalise le fomu yokuqoka umuntu ozobamela kodwa kumele bahlinzeke imininingwane yendlela abafisa ukuvota ngayo ku-CSDP noma kumphatheli, lokhu akubandakanyi labo banikazi masheya abakhethe ukuzibhalisela ngokwabo ku-sub-register besebenzisa iCSDP noma umphatheli, labo-ke kumele bayigcwalise le fomu yokuqoka isithunywa bese beyethula kwi-CSDP noma kumphatheli wabo ngokulandela izimiso zezivumelwano sabo ne-CSDP noma nomphatheli lowo. Abanikazimasheya asebengene ohlelweni lwekhompuyutha abafisayo ukwethamela umhlangano kumele bazise iCSDP noma umphatheli ngesifiso sabo bese becela iCSDP noma umphatheli ukuba abanike igunya lokwethamela umhlangano.

Mina/Thina (BHALA NGAMAGAMA AMAKHULU) ______________________________

wase ______________________________

ucingo emsebenzini (   ) ______________ Ucingo ekhaya (   ) ______________

ongumnikazi/ongumgcini wamasheya [   ] ngiqoka u- (bheka amanothi angemuva kwekhasi)

1. ______________________________ noma uma engaphumeleli

2. ______________________________ noma uma engaphumeleli

usihlalo womhlangano waminyaka yonke ovulelekile wabanikazimasheya njengoyisithunywa sami/sethu ukuba angimele/asimele abheke ahlaziye kuthi uma kunesidingo aphasise ngemuva kokuguqula noma ngaphandle kokuguqula izinqumo ezizophakanyiswa. Lesi sithunywa sizongivotela sivuma noma siphikisa kokunye sinqume ukungavoti ngokuphathelene namasheya e-ABIL abhaliswe ngegama lami ngegama lethu ngendlela elandelayo:

	Ngivumelana	Ngiyaphikisa	Angivoti
Isinqumo esejwayelekile esingunombolo 1			
Isinqumo esejwayelekile esingunombolo 2			
Isinqumo esejwayelekile esingunombolo 3			
Isinqumo esejwayelekile esingunombolo 4			
Isinqumo esejwayelekile esingunombolo 5			
Isinqumo esikhethekile esingunombolo 1			
Isinqumo esikhethekile esingunombolo 2			
Isinqumo esikhethekile esingunombolo 3			

aphinde abe ngumuntu ongimele emhlangweni wabanikazimasheya okukhulunywa ngawo. (Sicela wenze uphawu ( ) kulokho okukhethayo. Uma kungekho myalo owunikayo, lowo okumele unegunya lokuvota noma enqabe ukuvota kuye ngokuthi yena ukhetha kuphi).

Isayinwe e: ______________ ngomhla ka ______________

Isiginesha: ______________________________

Usizwe ngu (lapho kusebenza khona) ______________________________

Umnikazi washeya ngamunye unelungelo lokuqoka isithunywa esisodwa noma ngaphezulu esizomumela, sikhulume siphinde sivote egameni lakhe emhlanganweni wabanikazimasheya ovulelekile waminyaka yonke (lesi thunywa akusho ukuthi kumele kube ngumuntu onamasheya akwa-ABIL).

Uyacelwa ufunde amanothi abhalwe ngemuva.

Amanothi

1. Umnikazimasheya angafaka igama lesithunywa noma amagama ezithunywa ezimbili azikhethile bese esula noma ewuyeka umbhalo othi "usihlalo womhlangano ovulelekile wabanikazi masheya", uma ewesula lombhalo kuzomele afake ama-enishiyali akhe eceleni. Umuntu ogama lakhe lifakwe kuqala efomini yokuqoka ozokumela nokhona emhlanganweni wabanikazimasheya ovulelekile uzoba negunya lokukumela bese bengatholi gunya elifanayo labo abamagama abo alandela muva.

2. Umyalo womnikazimasheya oya kulowo oyisithunywa kumele uvezwe ngokuthi kufakwe inani lamavoti umnikaziwasheya avumeleke ukuwenza ebhokisini elenzelwe lokho. Ukulungiselela uhlelo lokuvota ngokuphakamisa izandla noma ngephepha njengoba kungahle kwenzeke, abanikazi basheya becelwa ukuba bagcwalise ifomu yokuqoka ozobamela ngokuthi basho inani lamasheya abo. Ukwehluleka ukwenza lokhu okubhalwe ngenxa kuyothathwa ngokuthi kunika igunya kulowo okumele lokuthi avote noma angavoti kuye ngokuthi yena ubona kumele alisebenzise kanjani ilungelo lakho wena mnikazimasheya. Umnikazimasheya noma isithunywa esimumele asiphoqekile ukusebenzisa wonke amavoti akhe, kodwa inani lamavoti arekhodiwe okutholakale ukuthi akavotanga kuwo alikwazi ukweqa inani lamavoti avumelekile kumnikazi masheya kumbe komumele.

3. Amafomu okuqoka isithunywa/ozokumela kufanele ahanjiswe noma aposelwe ehhovisi lalabo abengamele izindaba zamasheya enkampani okuyiUltra Registrars (Pty) Ltd, 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg, 2001), kanti kumele afike lapho kusasele isikhathi esingaphezulu kwamahora angamashumi amane ngaphambi kokuba kubanjwe umhlangano ovulelekile waminyaka yonke.

4. Ukugcwalisa nokuhambisa lefomu kwabaninimasheya akhishelwe izitifiketi, yizinkampani ezibalulwe yiCentral Securities Depository Participants ("CSDP"), noma izinkampani ezibalulwe ngabaphatheli kanye nabanikazimasheya asebeguqukela ohlelweni lwe-khompuyutha kodwa abakhethe ukuzibhalisela ngokwabo emhlanganweni wabaninimasheya ovulelekile akubavimbi ekutheni bethamele umhlangano bafike khona bakhulume bavote kodwa lokho kuzobe sekumvimba lowo obeqokwe njengesithunywa. Abanikazimasheya asebengene ohlelweni lwekhompuyutha abafisayo ukwethamela umhlangano kumele bazise iCSDP noma umphatheli ngesifiso sabo bese becela iCSDP noma umphatheli ukuba abanike igunya lokwethamela umhlangano.

5. Kumele kunanyathiselwe kule fomu yokuqoka ozokumela ubufakazi obubhalwe phansi obuveza igunya elinikwe lowo muntu lokukumela noma lomthetho (okubandakanya igunya elinikwa ummeli kumbe elinye nje elibhalwe phansi).

6. Noma yiluphi uguquko noma ukulungiswa okwenziwayo kulefomu yokuqoka isithunywa kumele kufakwe ama-enishiyali omuntu osayinayo.

7. Lapho kuvotwa ngokuphakamisa izindla, wonke umnikazimasheya uyoba nelungelo lokuvota kanye kungakhathalekile ukuthi unamasheya amangaki inqobo uma nalowo oyisithunywa ezobanevoti elilodwa kungabhekwa ukuthi lowo amumele unamasheya amangaki.

8. Lapho kuvotwa ngephepha wonke umninimasheya akwa-ABIL okhona emhlanganweni noma omelwe yisithunywa uyoba nelungelo levoti elilodwa ngalelo nalelo sheya analo enkampanini.

9. Isinqumo okumele sivotelwe siyovotelwa ngokuphakamisa izandla, ngaphandle uma kuthe ngaphambi noma lapho kumenyezelwa imiphumela yokuphakanyiswa kwezandla, usihlalo womhlangano kumbe omunye umuntu onelungelo lokuvota waveza ukuthi ufuna kuvotwe ngendlela yokusebenzisa iphepha.

10. Uma kukhona ofuna kuvotwe ngephepha, leso sinqumo esivotelwayo siyonqunywa ngendlela yokuvota ngephepha.